As filed with the Securities and Exchange Commission on May 8, 2007
Registration No. 333-141445

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form F-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STATOIL ASA

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Norway	2911	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Forusbeen 50, N-4035

Stavanger, Norway
Tel. No.: 011-47-5199-0000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue, 13th Floor
New York, New York 10011
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Pamela Gibson, Esq.
Kathryn A. Campbell, Esq.	James M. Bartos, Esq.
Sullivan & Cromwell LLP	Shearman & Sterling LLP
1 New Fetter Lane	Broadgate West
London EC4A 1AN	9 Appold Street
England	London EC2A 2AP
Tel. No.: 011-44-20-7959-8900	England
Tel. No.: 011-44-20-7655-5000

     Approximate date of commencement of proposed sale to the public: As promptly as practicable after the date this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee

Ordinary Shares, nominal value NOK 2.50 (1)	150,000,000 (2)	$24.61 (3)	$3,691,500,000 (3)	$113,329.10

6.36% Notes due 2009	$300,000,000	100%	$300,000,000 (4)	$9,210.00 (4)

9.00% Notes due 2012	$152,850,000	100%	$152,850,000 (4)	$4,692.50 (4)

9.125% Notes due 2014	$99,520,000	100%	$99,520,000 (4)	$3,055.26 (4)

7.50% Notes due 2016	$243,820,000	100%	$243,820,000 (4)	$7,485.27 (4)

6.70% Notes due 2018	$250,000,000	100%	$250,000,000 (4)	$7,675.00 (4)

7.75% Notes due 2023	$300,000,000	100%	$300,000,000 (4)	$9,210.00 (4)

7.15% Notes due 2025	$250,000,000	100%	$250,000,000 (4)	$7,675.00 (4)

7.25% Notes due 2027	$480,510,000	100%	$480,510,000 (4)	$14,751.66 (4)

6.80% Notes due 2028	$250,000,000	100%	$250,000,000 (4)	$7,675.00 (4)

7.15% Notes due 2029	$275,000,000	100%	$275,000,000 (4)	$8,442.50 (4)

9.125% Debentures due 2014	$480,000	100%	$480,000 (4)	$14.74 (4)

7.25% Debentures due 2027	$19,490,000	100%	$19,490,000 (4)	$598.34 (4)

Total			$6,313,170,000.00 (4)	$193,814.32 (4)

(1)	A portion of the ordinary shares of the Registrant may be represented by the Registrant’s American Depositary Shares (“Statoil ADSs”), evidenced by American Depositary Receipts, each of which represents one ordinary share of the Registrant (“Statoil Share”) to be issued at a specified ratio to holders of American Depositary Shares of Norsk Hydro ASA (“Norsk Hydro” and such American Depositary Shares, “Norsk Hydro ADSs”), evidenced by American Depositary Receipts, each of which represents one ordinary share of Norsk Hydro (“Norsk Hydro Share”). The Statoil Shares are being registered in connection with the proposed merger of Statoil with Hydro Petroleum described herein.

Statoil ADSs issuable upon deposit of a portion of the Statoil Shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-13508), as amended.

(2)	Based upon (a) the number of Norsk Hydro Shares estimated to be held by U.S. residents (within the meaning of Exchange Act Rule 12g-3-2) as of the date hereof, including the ADS depositary, plus an additional amount of shares to cover any flow back into the United States, and (b) the ratio of 0.8622 Statoil Shares to be issued for each Norsk Hydro Share in connection with the merger described herein. The securities to be issued in connection with the merger outside the United States are not registered under this Registration Statement.

(3)	Pursuant to Rule 457(c) under the Securities Act and estimated solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the approximate market value of the approximate number of Statoil Shares to be issued in the merger to U.S. residents and is based upon the average of the high and low prices of Statoil Shares of NOK 151.13 per share on the Oslo Stock Exchange, converted into U.S. dollars at the rate of 6.1404 NOK/ USD, the noon buying rate for NOK on March 14, 2007.

(4)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) based upon the principal amount being registered hereunder.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      This Registration Statement on Form F-4 contains two separate prospectuses: (i) a prospectus (“Shareholder Prospectus”) relating to the merger of Hydro Petroleum with Statoil ASA, which will be mailed to shareholders of both Norsk Hydro ASA and Statoil ASA in connection with their approval of the transaction; and (ii) a consent solicitation and prospectus (“Bondholder Prospectus”), which will be mailed to holders of certain bonds of Norsk Hydro ASA in connection with the transaction. The Shareholder Prospectus will be appended as an exhibit to the Bondholder Prospectus.

The information in this circular/prospectus is not complete and may be changed. Statoil may not distribute and issue the ordinary shares of Statoil being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is declared effective. This circular/prospectus is not an offer to sell these securities and Statoil is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, dated May 8, 2007

Norsk Hydro ASA                   Statoil ASA

Merger of Hydro Petroleum with Statoil

       The boards of directors of Statoil and Norsk Hydro have approved a merger plan that provides for the merger of Statoil with Hydro Petroleum, which principally comprises the oil and gas business of Norsk Hydro, along with Norsk Hydro’s wind power business and interests in a power generation company and an information technology subsidiary. The merger will be implemented by means of a demerger transaction effected in accordance with Norwegian law whereby the assets and liabilities, rights and obligations of Hydro Petroleum will be transferred to the merged company for consideration in the form of shares of Statoil.

      In connection with the proposed transactions, Statoil is registering 150,000,000 ordinary shares, nominal value NOK 2.50 per share in the United States. If the merger plan is adopted and the merger completed, shareholders of Norsk Hydro will receive 0.8622 shares of Statoil for each Norsk Hydro share that they own and will also continue to be owners of the Norsk Hydro shares that they currently own. Holders of Norsk Hydro American Depositary Shares, or ADSs, will receive 0.8622 Statoil ADSs for each Norsk Hydro ADS that they own and will also continue to hold the Norsk Hydro ADSs they currently own. Statoil shareholders will not receive any new shares in the merger.

      Statoil will hold an extraordinary general meeting to consider and vote upon the approval of the merger plan between Statoil and Norsk Hydro and upon the election of members to the merged company’s corporate assembly and election committee. The resolution relating to the approval of the merger plan requires the affirmative vote of a two-thirds majority of the share capital of Statoil represented at the extraordinary general meeting. The election of members to Statoil’s corporate assembly and election committee is made by simple majority.

      Norsk Hydro will hold an extraordinary general meeting to consider and vote upon the approval of the merger plan [and the election of members to Norsk Hydro’s corporate assembly]. The resolution approving the merger plan requires the affirmative vote of a two-thirds majority of the share capital represented at the extraordinary general meeting of Norsk Hydro. The election of members to Norsk Hydro’s corporate assembly is made by simple majority.

      The Norwegian Government has requested from Parliament authorization to vote in favor of the merger at the extraordinary shareholders’ meetings of Statoil and Norsk Hydro, and Parliament’s vote on this request is expected in June 2007.

      There are no quorum requirements applicable to the general meetings of Statoil and Norsk Hydro. Other than the general right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the merger plan be approved.

      Upon completion of the merger, Statoil’s shareholders will own 67.3 per cent of the shares of the merged company and Norsk Hydro shareholders will hold 32.7 per cent of the shares of the merged company. The merged company’s shares will be listed on the Oslo Stock Exchange and its ADSs will be listed on the New York Stock Exchange.

      For a discussion of risk factors that you should consider in evaluating the transactions, see “Risk Factors” beginning on page 16.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the transactions or determined whether this circular/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The accompanying circular/prospectus provides you with detailed information about the proposed transactions. We encourage you to read this entire document carefully. In addition, Statoil shareholders and Norsk Hydro shareholders may obtain more information about the merger from documents that Statoil files with the Securities and Exchange Commission. To find out how to obtain these documents, see “Where You Can Find More Information”.

This document is dated      , 2007

QUESTIONS AND ANSWERS ABOUT THE MERGER

The Merger of Statoil and Hydro Petroleum

1.	Q:	Why are Statoil and Norsk Hydro proposing a combination of Statoil with Hydro Petroleum?
	A:	Statoil’s and Norsk Hydro’s boards of directors each believe that the combination of Statoil with Hydro Petroleum will create a Norwegian-based international oil and gas company that will be a more forceful international competitor than either Statoil or Hydro Petroleum would be on its own, with greater capabilities to accelerate growth, respond to the challenging competitive landscape of the energy industry and deliver long-term value to shareholders.

2.	Q:	How will the merger be accomplished?
	A:	The merger will be implemented by means of a demerger transaction in accordance with Norwegian law whereby the assets and liabilities, rights and obligations relating to Hydro Petroleum will be transferred to the merged company in consideration for shares of Statoil to be issued to the shareholders of Norsk Hydro.

3.	Q:	What assets of Norsk Hydro will be contributed to the merged company?
	A:	Norsk Hydro will contribute Hydro Petroleum, which principally comprises the oil and gas business of Norsk Hydro, along with Norsk Hydro’s wind power business and interests in a power generation company and an information technology subsidiary to the merged company. Hydro Petroleum is an international oil and energy enterprise and a major player in the Nordic and European energy markets. It develops, produces and supplies oil and gas and takes an active role in developing new energy forms like wind power and hydrogen.

4.	Q:	What will Norsk Hydro’s shareholders receive when the merger is completed?
	A:	Shareholders of Norsk Hydro will receive 0.8622 shares of Statoil for each Norsk Hydro share that they own, and Norsk Hydro ADS holders will receive 0.8622 ADSs of Statoil for each Norsk Hydro ADS that they own. They will also continue to own the Norsk Hydro shares or ADSs that they currently own.

5.	Q:	What are the conditions to completion of the merger?
	A:	Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including that the deadline for objections from creditors shall have expired and that Statoil and Norsk Hydro shall have received all necessary regulatory and third party consents and approvals. See “The Merger Plan — Conditions to Completion of the Merger”.

6.	Q:	What are the tax consequences to Norsk Hydro’s shareholders of the merger?
	A:	The issuance of the new Statoil shares to Norsk Hydro shareholders will not trigger tax in Norway. See “Material Tax Consequences — Tax Consequences of the Merger for Norsk Hydro Shareholders in Norway”.

A U.S. shareholder that receives Statoil shares or ADSs should be treated as receiving a taxable distribution from Norsk Hydro in an amount equal to the fair market value of the shares in U.S. dollars at the time of distribution. A non-corporate U.S. shareholder meeting certain conditions (including a holding period) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. See “Material Tax Consequences — Tax Consequences of the Merger for Norsk Hydro Shareholders or ADS holders in the United States”.

i

7.	Q:	When will the merger be completed?
	A:	We expect to complete the merger promptly after Statoil and Norsk Hydro shareholders approve and adopt the merger plan and after the satisfaction or waiver of all other conditions to the merger.

The Extraordinary General Meetings

8.	Q:	When and where is the extraordinary general meeting of Norsk Hydro taking place?
	A:	The Norsk Hydro extraordinary general meeting will take place on [ ], 2007 at [ ] [a.m/p.m] (Oslo time) at [place].

9.	Q:	When and where is the extraordinary general meeting of Statoil taking place?
	A:	The Statoil extraordinary general meeting will take place on [ ], 2007 at [ ] [a.m/p.m] (Oslo time) at [place].

10.	Q:	What will Norsk Hydro’s shareholders vote on?
	A:	With respect to the merger, Norsk Hydro’s shareholders will vote on the following proposals:
• approval of the merger plan between Statoil and Norsk Hydro; and
• [election of members to Norsk Hydro’s Corporate Assembly].

11.	Q:	What will Statoil’s shareholders vote on?
	A:	With respect to the merger, Statoil’s shareholders will vote on the following proposals:
• approval of the merger plan between Statoil and Norsk Hydro; and
• election of members to the merged company’s Corporate Assembly and Election Committee.

12.	Q:	What does the Norsk Hydro board of directors recommend?
	A:	The Norsk Hydro board unanimously recommends the approval and adoption of the merger plan and the transactions contemplated thereby by Norsk Hydro’s shareholders.

13.	Q:	What does the Statoil board of directors recommend?
	A:	The Statoil board unanimously recommends the approval and adoption of the merger plan and the transactions contemplated thereby by Statoil’s shareholders.

14.	Q:	Who can vote at Norsk Hydro’s extraordinary general meeting?
	A:	Norsk Hydro’s articles of association provide that all Norsk Hydro shareholders may attend and vote at the extraordinary general meeting (in person or by proxy) provided they notify Norsk Hydro of their intention to attend at least five days prior to the meeting. It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders. A holder of Norsk Hydro American Depositary Shares (ADSs) may give voting instructions to Norsk Hydro’s ADR Depositary, JPMorgan Chase Bank, N.A., subject to certain conditions. See “The Norsk Hydro Extraordinary General Meeting — Quorum — Vote Required — Shareholders Entitled to Vote”.

15.	Q:	Who can vote at Statoil’s extraordinary general meeting?
	A:	All Statoil shareholders are entitled to attend and vote at the extraordinary general meeting. It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders. A holder of Statoil American Depositary Shares (ADSs) may give voting instructions to Statoil’s ADR Depositary, The Bank of New York, subject to certain conditions. See “The Statoil Extraordinary General Meeting — Quorum — Vote Required — Shareholders Entitled to Vote”.

16.	Q:	What is the vote necessary to adopt the resolutions that will be proposed at Norsk Hydro’s extraordinary general meeting?
	A:	The resolution approving the merger plan requires the affirmative vote of a two-thirds majority of the share capital represented at the extraordinary general meeting. [The election of members to Norsk Hydro’s Corporate Assembly is made by simple majority.]

17.	Q:	What is the vote necessary to adopt the resolutions that will be proposed at Statoil’s extraordinary general meeting?
	A:	The resolution approving the merger plan requires the affirmative vote of a two-thirds majority of the share capital represented at the extraordinary general meeting. The election of members to Statoil’s Corporate Assembly and Election Committee is made by simple majority.

18.	Q:	What dissenters’ or appraisal rights do Norsk Hydro’s shareholders have?
	A:	Under Norwegian law, other than the general right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the merger plan be approved.

19.	Q:	What dissenters’ or appraisal rights do Statoil’s shareholders have?
	A:	Under Norwegian law, other than the general right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the merger plan be approved.

20.	Q:	Where can additional information be obtained?
	A:	You can find more information about Statoil and Norsk Hydro from various sources described under the heading “Where You Can Find More Information” beginning on page 1 of this circular/prospectus.

v

WHERE YOU CAN FIND MORE INFORMATION

      Statoil and Norsk Hydro, the current owner of Hydro Petroleum, file or furnish annual reports, quarterly reports, special reports, and other information with the Securities and Exchange Commission or SEC. You may read and copy any document Statoil or Norsk Hydro files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also inspect certain reports and other information concerning Statoil and Norsk Hydro at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Documents filed with or furnished to the SEC by Statoil or Norsk Hydro on or after September 10, 2002 are available on the website maintained by the SEC (www.sec.gov). You can also get more information by visiting Statoil’s website (www.statoil.com) and Norsk Hydro’s website (www.hydro.com). Website materials are not part of this circular/prospectus.

      Statoil has filed a registration statement on Form F-4, as amended, to register with the SEC the Statoil ordinary shares that Norsk Hydro ordinary shareholders will receive in the offer. This document is a part of the registration statement on Form F-4. As permitted by rules and regulations of the SEC, this circular/prospectus does not contain all the information included in the registration statement. You should refer to the registration statement on Form F-4 (file no. 333-141445) and the registration statement on Form F-6 (file no. 333-13508), as amended, for information omitted from this circular/prospectus.

      You may also request a copy of such documents by calling or writing to Statoil at +47 51 99 00 00 or Forusbeen 50, N-4035 Stavanger, Norway no later than [  ].

Incorporation by Reference

      The SEC allows Statoil to “incorporate by reference” important business and/or information in this circular/prospectus that has been previously filed with the SEC in other documents, which means:

•	Statoil can disclose important information to you by referring you to those documents;

•	incorporated documents are considered part of this circular/prospectus; and

•	information in this circular/prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this circular/prospectus, and information filed with the SEC after the date of this circular/prospectus automatically updates and supersedes information in this circular/prospectus.

      Statoil incorporates by reference in this circular/prospectus its Annual Report on Form 20-F/A for the year ended December 31, 2006 (referred to as the Statoil 2006 Form 20-F), which was filed with the SEC on March 20, 2007.

      Solely for purposes of U.S. law and for the information of investors in the United States, Statoil also incorporates in this circular/prospectus by reference each of the following documents that Statoil files with the SEC after the date of this circular/prospectus until the date of Norsk Hydro’s extraordinary general meeting:

•	any annual reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act, as amended, and

•	any reports furnished on Form 6-K that indicate that they are incorporated by reference in this circular/prospectus.

      Except as provided above, no other information, including information on Statoil’s or Norsk Hydro’s website, is incorporated by reference into this circular/prospectus.

      You should rely only on the information contained in, or incorporated by reference into this circular/prospectus to vote on the merger. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this circular/prospectus. This circular/prospectus is dated [  ], 2007. You should not assume that the information contained in, or incorporated by reference into, this circular/prospectus is accurate as of any date other than that date, or the date of such information incorporated by reference.

SUMMARY

You should read the following summary together with the more detailed information about Statoil and Hydro Petroleum, their recent developments and the merger contained later in this circular/prospectus and the additional documents incorporated by reference in this circular/prospectus. Please refer to the Statoil 2006 Form 20-F and the Statoil Reports on Form 6-K, which are incorporated by reference in this circular/prospectus, for more information about Statoil.

Statoil

      Statoil ASA is an integrated oil and gas company organized under the laws of Norway and headquartered in Stavanger, Norway. Based on both production and reserves, Statoil is a major international oil and gas company and the largest in Scandinavia. The operations of Statoil commenced in 1972 with a primary focus on the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf, or NCS. Since then, Statoil has grown both domestically and internationally into a company with 25,435 employees and business operations in 34 countries as of December 31, 2006. Statoil divides its operations into four business segments: Exploration and Production Norway, International Exploration and Production, Natural Gas, and Manufacturing and Marketing. See “Statoil” in this circular/prospectus for more information about Statoil.

      As of March 12, 2007, the Norwegian State owned 70.9 per cent of Statoil’s outstanding share capital. In addition, the Norwegian State owns 1.18 per cent of the shares of Statoil through the State Pension Fund. For more information regarding Statoil’s relationship with the Norwegian State, see Item 7 of the Statoil 2006 Form 20-F. As of March 12, 2007, Statoil’s directors, executive officers and their affiliates owned less than 0.1 per cent of Statoil’s share capital.

      Statoil’s principal executive offices are located at Forusbeen 50, N-4035 Stavanger, Norway. Its telephone number is +47 51 99 00 00 (or from the U.S. 011 47 51 99 00 00).

Hydro Petroleum

      Hydro Petroleum comprises the oil and gas business of Norsk Hydro, along with Norsk Hydro’s wind power business and interests in a power generation company and an information technology subsidiary. Hydro Petroleum is an international oil and energy enterprise and a major player in the Nordic and European energy markets. It develops, produces and supplies oil and gas and takes an active role in developing new energy forms like wind power and hydrogen. In recent years, Hydro Petroleum’s businesses have grown as a result of substantial investments undertaken by Norsk Hydro, including the acquisition of Saga Petroleum ASA, a Norwegian-based oil company, in 1999, and new oil and gas licenses on the NCS obtained from the Norwegian State. Based on production, Hydro Petroleum is the second largest operator on the NCS and, as a stand-alone enterprise, would be among the leading international oil and energy companies. See “Hydro Petroleum” in this circular/prospectus for more information about Hydro Petroleum.

      As of February 28, 2007, excluding the non-voting treasury shares, the Norwegian State owned 46% of the outstanding shares of Norsk Hydro. In addition, the Norwegian State owns 3.9% of the outstanding shares of Norsk Hydro through the State Pension Fund. For more information regarding Norsk Hydro’s relationship with the Norwegian State, see “Major Shareholders of Statoil and Norsk Hydro — Certain Information Concerning the Relationship of Norsk Hydro and the Norwegian State” in this circular/prospectus. As of February 28, 2007, Norsk Hydro’s directors, executive officers and their affiliates owned 0.0002 per cent of Norsk Hydro’s share capital.

      Hydro Petroleum’s principal executive offices are located at Drammensveien 264, Vækerø, N-0240 Oslo, Norway. Its telephone number is +47 22 53 81 00 (or from the U.S. 011 47 22 53 81 00).

The Merger and the Merger Plan

Terms of the Merger

      On December 18, 2006, Statoil and Norsk Hydro announced that their respective boards of directors had agreed to recommend to their shareholders a merger of Norsk Hydro’s oil and gas activities and certain other related activities with Statoil. On March 12 and 13, 2007, the board of directors of Norsk Hydro and Statoil, respectively, entered into a merger plan, which sets out the terms for implementation of the merger.

      The merger will be implemented by means of a demerger transaction effected in accordance with Norwegian law whereby the assets and liabilities, rights and obligations relating to Hydro Petroleum will be transferred to the merged company for consideration in the form of shares of Statoil to be issued to the shareholders of Norsk Hydro. Shareholders of Norsk Hydro will receive 0.8622 shares of Statoil for each Norsk Hydro share that they own and 0.8622 ADSs of Statoil for each Norsk Hydro ADS that they own and they will also continue to own the Norsk Hydro shares or ADSs that they currently own. Upon completion of the merger, Statoil’s shareholders will own 67.3 per cent of the shares of the merged company and Norsk Hydro shareholders will hold 32.7 per cent of the shares of the merged company. Following completion of the merger, the Norwegian State will own 62.5 per cent of the merged company’s shares. The merged company’s shares will be listed on the Oslo Stock Exchange and its ADSs will be listed on the New York Stock Exchange.

      In accordance with the terms of the merger plan, effective as of the financial effective date of January 1, 2007, the merged company will assume certain assets and liabilities, rights and obligations related to Hydro Petroleum, including:

•	all payment obligations relating to outstanding bonds of the Norsk Hydro group, totaling in aggregate approximately NOK 19 billion as of January 1, 2007;

•	all guarantee obligations relating to the Norsk Hydro assets transferred to the merged company, representing a guarantee liability of approximately NOK 20 billion as of January 1, 2007;

•	allocation of assets and liabilities, rights and obligations related to discontinued activities of Norsk Hydro (including environmental and pension liabilities) in accordance with the merger plan;

•	the inter-company demerger balance will represent a loan or claim of such size that the net interest-bearing debt of Hydro Petroleum is NOK 1 billion as of January 1, 2007;

•	assumption of pension obligations relating to employees of the Norsk Hydro group transferred to the merged company and certain former and retired employees; and

•	all historical and future rights and obligations with respect to taxation issues of Hydro Petroleum activities from January 1, 2007.

      Under the merger plan, Norsk Hydro and Statoil have agreed that all employees of Norsk Hydro whose primary relationship as of the financial effective date of the merger relates to Hydro Petroleum will become employees of the merged company. In addition, approximately 120 employees of Norsk Hydro’s Corporate Centre in Norway and 15 corporate employees working outside of Norway will be transferred to the merged company. The transfer of employment of the affected employees will be effected in accordance with the rules and regulations of the Working Environment Act and other relevant labor legislations.

      Statoil will be the surviving entity in the merger. The name of the merged company, effective upon the completion of the merger, will be StatoilHydro ASA. However, the board of directors of the merged company will develop a new name and a new logo which will symbolize the merged company’s business strategy, values and vision, and which will be different from the present companies’ names. A proposal for a new name shall be presented at the first annual general meeting of the merged company. The registered office of the merged company will be in Stavanger. The corporate functions of the merged company will be located in both Oslo and Stavanger, and the Chief Executive Officer of the merged company will have offices in both locations.

      Statoil’s and Norsk Hydro’s extraordinary general meetings are expected to be held in June 2007 to vote on the approval of the merger. The merger plan provides that completion of the merger by registration in the Register of Business Enterprises in Norway will occur on the first business day of the month that follows the month in which the period for creditor’s objections under Norwegian law will have elapsed and all other necessary conditions to completion set forth in the merger plan will have been satisfied.

Background of the Merger

      For a description of the events leading up to the execution of the merger plan, see “The Merger — Background of the Merger; Past Material Contacts with Norsk Hydro”.

Reasons for the Merger

      Statoil’s and Norsk Hydro’s boards of directors each believe that the combination of Statoil with Hydro Petroleum will create a Norwegian-based international oil and gas company that will be a more forceful international competitor than either Statoil or Hydro Petroleum would be on its own, with greater capabilities to accelerate growth, respond to the challenging competitive landscape of the energy industry and deliver long-term value to shareholders. For a more detailed description of the strengths of the merged company and of the areas in which, in the opinion of Statoil’s and Norsk Hydro’s boards of directors, the benefits of the business combination will be realized, see “The Merger — Reasons for the Merger”. In addition, the merged company is expected to ensure a more efficient sustainable development of the Norwegian Continental Shelf (“NCS”).

Recommendation of, and Factors Considered by, the Norsk Hydro Board

      The Norsk Hydro board has determined that the merger plan and the transactions contemplated thereby are fair to and in the best interests of Norsk Hydro and Norsk Hydro’s shareholders. Accordingly, the Norsk Hydro board has recommended the approval and adoption of the merger plan and the transactions contemplated thereby by Norsk Hydro’s shareholders. In addition to the reasons described under “The Merger — Reasons for the Merger”, the Norsk Hydro board considered several other factors and risks in reaching its decision. The principal factors and risks considered by the Norsk Hydro board are described in “The Merger — Recommendation of, and Factors Considered by, the Norsk Hydro Board”.

Recommendation of, and Factors Considered by, the Statoil Board

      The Statoil board has determined that the merger plan and the transactions contemplated thereby are fair to and in the best interests of Statoil and Statoil’s shareholders. Accordingly, the Statoil board has recommended the approval and adoption of the merger plan and the transactions contemplated thereby by Statoil’s shareholders. In addition to the reasons described under “The Merger — Reasons for the Merger”, the Statoil board considered several other factors and risks in reaching its decision. The principal factors and risks considered by the Statoil board are described in “The Merger — Recommendation of, and Factors Considered by, the Statoil Board”.

Opinion of Norsk Hydro’s Financial Advisor

      Goldman Sachs International (“Goldman Sachs”) delivered its opinion to Norsk Hydro’s board of directors that, as of March 12, 2007 and based upon and subject to the factors and assumptions set forth therein, the merger ratio pursuant to the merger plan is fair from a financial point of view to Norsk Hydro’s shareholders.

      The full text of the written opinion of Goldman Sachs, dated March 12, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this circular/prospectus. Norsk Hydro’s shareholders should read this opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Norsk Hydro’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any of Norsk Hydro’s shareholders should vote with respect to the merger.

Opinion of Statoil’s Financial Advisor

      Morgan Stanley & Co. Limited (“Morgan Stanley”) delivered its opinion to Statoil’s board of directors that, as of March 13, 2007 and based upon and subject to the factors and assumptions set forth therein, the merger ratio is fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil.

      The full text of the written opinion of Morgan Stanley, dated March 13, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Appendix B to this circular/prospectus. Statoil’s shareholders should read the opinion in its entirety. Morgan Stanley provided its opinion for the information of Statoil’s board of directors in connection with its consideration of the merger. The Morgan Stanley opinion is not a recommendation as to how any holder of Statoil’s ordinary shares should vote at Statoil’s shareholder meeting to be held in connection with the merger.

Interests of Certain Persons in the Merger

      When you consider whether to approve the merger plan, you should keep in mind that Norsk Hydro’s and Statoil’s executive officers may have interests in the merger that are in addition to the interests of other shareholders of Norsk Hydro or Statoil generally. See “The Merger — Interests of Certain Persons in the Merger”.

Accounting Treatment

      In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from January 1, 2007. For the purposes of IFRS accounting, both Statoil and Norsk Hydro are deemed to be controlled by the Norwegian State. Accordingly, under IFRS, the merger will be accounted for as a transaction between entities under common control and, accordingly, the carrying amount of the assets and liabilities of the parties to the transaction will not be adjusted to fair value, and prior periods will be restated to present the combined entity as if it had constituted a consolidated entity throughout the periods presented. However, the merged company pro forma financial information included in this circular/prospectus has been prepared on the basis of U.S. GAAP, which contemplates that the merger be accounted for as a purchase of Hydro Petroleum by Statoil and Hydro Petroleum’s assets and liabilities be partly recorded at fair value and partly recorded at the historical carrying amount. For a description of the accounting treatment of the merger see “The Merger — Accounting Treatment”.

Conditions to Completion of the Merger

      Under the terms of the merger plan, completion of the merger is subject to the satisfaction or waiver of a number of conditions, including that the deadline for objections from Norsk Hydro’s creditors shall have expired and the relationship with any creditors that have raised objections shall have been settled (or the District Court shall have determined that the merger may nevertheless proceed) and that Statoil and Norsk Hydro receive all necessary regulatory and third party consents and approvals. See “The Merger Plan — Conditions to Completion of the Merger”.

Summary Historical Financial Data

      The following summary financial data for Statoil and Hydro Petroleum is derived from the selected financial information of Statoil and of Hydro Petroleum that can be found later in this circular/prospectus. See “Selected Financial Information.” This summary financial data may not contain all the information that is important to you. For a complete picture you should read the entire financial statements contained in, or incorporated by reference into, this circular/prospectus.

Summary Income Statement Data — Statoil

	Year Ended December 31,

	2006
			2005	2004	2003	2002
	NOK	USD(1)	NOK	NOK	NOK	NOK

	(in millions, except per share amounts)
Revenues:
Sales	423,528	67,996	384,653	299,015	244,817	238,845
Equity in net income (loss) of affiliates	410	66	1,090	1,209	616	352
Other income	1,228	197	1,668	1,219	207	1,250

Total revenues	425,166	68,259	387,411	301,443	245,640	240,447
Expenses:
Cost of goods sold	(239,544)	(38,458)	(230,721)	(184,234)	(146,832)	(145,365)
Operating expenses	(34,320)	(5,510)	(30,243)	(27,258)	(26,569)	(28,229)
Selling, general and administrative expenses	(6,990)	(1,122)	(7,189)	(5,720)	(4,845)	(4,646)
Depreciation, depletion and amortization	(21,767)	(3,495)	(20,962)	(17,318)	(16,151)	(16,732)
Exploration expenses	(5,664)	(909)	(3,253)	(1,828)	(2,370)	(2,410)

Total expenses before financial items	(308,285)	(49,494)	(292,368)	(236,358)	(196,767)	(197,382)

Income before financial items, other items, income taxes and minority interest	116,881	18,765	95,043	65,085	48,873	43,065
Net financial items	4,814	773	(3,512)	5,755	1,417	8,267
Other items	—	—	—	—	(6,025)	—

Income before income taxes and minority interest	121,695	19,538	91,531	70,840	44,265	51,332
Income taxes	(80,360)	(12,902)	(60,036)	(45,419)	(27,422)	(34,333)
Minority interest	(720)	(116)	(765)	(505)	(289)	(153)

Net income	40,615	6,521	30,730	24,916	16,554	16,846

Ordinary and diluted earnings per share(2)	18.79	3.02	14.19	11.50	7.64	7.78
Dividend per share(3)	9.12	1.46	8.20	5.30	2.95	2.90

(1)	The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

(2)	The weighted average number of shares outstanding was 2,161,028,202, 2,165,740,054, 2,166,142,636, 2,166,143,693 and 2,165,422,239 in 2006, 2005, 2004, 2003 and 2002, respectively.

(3)	See “Item 3 — Key Information — Dividends” and “Item 8 — Financial Information — Dividend Policy” in the Statoil 2006 Form 20-F for a description of how dividends are determined and share repurchases.

Summary Balance Sheet Data — Statoil

	At December 31,

	2006
			2005	2004	2003	2002
	NOK	USD(1)	NOK	NOK	NOK	NOK

	(in millions)
Assets:
Cash and cash equivalents	7,367	1,183	7,025	5,028	7,316	6,702
Short-term investments	1,031	166	6,841	11,621	9,314	5,289
Accounts receivable	41,273	6,627	42,816	31,007	29,935	33,623
Accounts receivable — related parties Inventories	11,872	1,906	8,369	6,858	4,894	5,349
Prepaid expenses and other current assets	15,538	2,495	12,815	11,710	8,801	8,275

Total current assets	77,081	12,375	77,866	66,224	60,260	59,238
Investments in affiliates	4,917	790	4,352	10,258	10,944	9,568
Long-term receivables	6,855	1,101	9,618	8,070	14,111	6,968
Net properties, plants and equipments	209,601	33,656	180,669	151,993	125,720	121,569
Other assets	17,014	2,732	16,474	11,698	10,565	8,087

Total Assets	315,468	50,647	288,979	248,243	221,600	205,430

Liabilities and Shareholders’ Equity:
Short-term debt	5,515	885	1,529	4,730	4,287	4,323
Accounts payable	22,373	3,592	22,518	18,893	17,832	19,482
Accounts payable — related parties	7,551	1,212	9,766	5,621	6,114	5,649
Accrued liabilities	12,148	1,950	14,030	12,937	11,665	11,779
Income taxes payable	30,219	4,852	29,752	19,119	17,664	18,340

Total current liabilities	77,806	12,492	77,595	61,300	57,562	59,573
Long-term debt	30,271	4,860	32,564	31,351	32,991	32,805
Deferred income taxes	44,987	7,223	43,314	44,233	37,815	43,129
Other liabilities	38,711	6,215	27,370	24,713	21,575	11,356

Total liabilities	191,775	30,790	180,843	161,597	149,943	146,863
Minority interest	1,465	235	1,492	1,616	1,483	1,550

Common stock (NOK 2.50 nominal value) (2)	5,415	869	5,474	5,474	5,474	5,474
Treasury shares(3)	(54)	(9)	(156)	(60)	(59)	(59)
Additional paid-in capital	33,761	5,421	37,305	37,273	37,728	37,728
Retained earnings	88,262	14,172	65,401	46,153	27,627	17,355
Accumulated other comprehensive income	(5,156)	(828)	(1,380)	(3,810)	(596)	(3,481)

Total shareholders’ equity	122,228	19,626	106,644	85,030	70,174	57,017

Total Liabilities and Shareholders’ Equity	315,468	50,647	288,979	248,243	221,600	205,430

(1)	The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

(2)	The number of shares authorized and issued was 2,189,585,600 prior to the cancellation of 23,441,885 treasury shares in 2006. The number of shares authorized and issued was 2,166,143,715 as at year-end 2006.

(3)	The number of treasury shares at year-end in each of the five years presented was 21,399,616; 24,208,212; 23,452,876; 23,441,885 and 23,441,885 in 2006, 2005, 2004, 2003 and 2002, respectively.

Summary Income Statement Data — Hydro Petroleum

	Year Ended December 31,

	2006
			2005	2004	2003	2002
NOK million (except per share data)	NOK	USD(1)	NOK	NOK	NOK	NOK

	(in millions)
Operating revenues	95,138	15,274	80,806	66,238	54,695	57,846
Depreciation, depletion and amortization	18,202	2,922	10,518	10,315	9,602	8,982
Other operating costs	32,519	5,221	28,474	26,144	25,338	34,406

Operating income	44,417	7,131	41,814	29,778	19,755	14,458
Equity in net income on non-consolidated investees	201	32	102	73	131	180
Financial income (expense), net	926	149	(2,073)	(716)	470	393
Other income (loss) net	53	9	66	58	(1,718)	77

Income from continuing operations before tax	45,597	7,320	39,909	29,193	18,638	15,108
Income tax expense	(35,213)	(5,653)	(28,972)	(20,891)	(12,224)	(11,337)

Income before cumulative effect of change in accounting principle	10,384	1,667	10,937	8,302	6,413	3,771
Cumulative effect of change in accounting principle	—	—	—	—	282	—

Net income	10,384	1,667	10,937	8,302	6,695	3,771

Basic and diluted earnings per share from continuing operations (in NOK) (2)(3)	8.40	1.35	8.70	6.50	5.00	2.90
Basic and diluted earnings per share before change in accounting principles (in NOK)(2)(3)	8.40	1.35	8.70	6.50	5.00	2.90
Basic and diluted earnings per share (in NOK)	8.40	1.35	8.70	6.50	5.20	2.90

Weighted average number of outstanding shares (million)	1,241	1,241	1,254	1,272	1,288	1,289

(1)	The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

(2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

(3)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective 10 May 2006.

Summary Balance Sheet Data — Hydro Petroleum

	Year Ended December 31,

	2006
			2005	2004	2003	2002
	NOK	USD(1)	NOK	NOK	NOK	NOK

	(in millions, except per share amounts)
Cash, cash equivalents and short-term investments	153	25	203	190	274	98
Total assets	128,146	20,573	127,596	93,566	92,832	89,311
Short-term debt	1,146	184	2,175	1,847	2,117	1,799
Long-term debt	15,291	2,455	16,322	14,487	20,840	22,088

Deferred tax liabilities	26,341	4,229	30,613	26,271	27,105	28,666

Total shareholder’s equity	33,071	5,309	36,399	19,069	17,143	15,750

(1)	The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

Dividend Data

      Dividends in respect of the fiscal year are declared at Statoil’s annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the board of directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by the board of directors.

      The following table shows the amounts paid to all shareholders since 2002 on a per share basis and in the aggregate, as well as dividends proposed by Statoil’s board of directors to be paid in 2007 on Statoil’s ordinary shares for the year 2006.

	Per Ordinary Share				Total (in Millions)

	Ordinary	Special
	Dividend(2)	Dividend(2)	Total Dividend(2)		Total Dividend

Year	NOK	NOK	NOK	USD(1)	NOK	USD(1)

2002	2.90	—	2.90	0.47	6,282	1,009
2003	2.95	—	2.95	0.47	6,390	1,025
2004	3.20	2.10	5.30	0.85	11,481	1,843
2005	3.60	4.60	8.20	1.32	17,756	2,851
2006	4.00	5.12	9.12	1.46	19,690	3,161

(1)	The USD amounts in the table above are based on the noon buying rate for Norwegian kroner on December 29, 2006, which was NOK 6.2287 to USD 1.00.

(2)	For fiscal years 2006, 2005 and 2004 the total dividend per share consisted of an ordinary dividend and a special dividend. There is no distinction between ordinary and special dividends under Norwegian law. The 2006 dividend is expected to be paid in early June 2007.

     Since Statoil only pays dividends in Norwegian kroner, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs after the ADR Depositary converts cash dividends into U.S. dollars.

Summary Oil and Gas Production Information — Statoil

      The following table sets forth Statoil’s Norwegian and international production of crude oil and natural gas for the periods indicated. The stated production volumes are the volumes that Statoil is entitled to in accordance with conditions laid down in concession agreements and production sharing agreements, or PSAs. The production volumes are net of royalty oil paid in kind and of gas used for fuel and flare. Statoil’s production is based on its proportionate participation in fields with multiple owners.

	Year Ended
	December 31,

Production	2006	2005	2004

Norway:
Crude oil (mmbbls)(1)	194	205	229
Natural gas (bcf)	893	865	751
Natural gas (bcm)	25.3	24.5	21.3
Combined oil and gas (mmboe)	353	359	363
International:
Crude oil (mmbbls)(1)	54	52	37
Natural gas (bcf)	62	87	31
Natural gas (bcm)	1.8	2.5	0.9
Combined oil and gas (mmboe)	65	67	42
Total:
Crude oil (mmbbls)(1)	248	257	265
Natural gas (bcf)	955	953	781
Natural gas (bcm)	27.1	27.0	22.1
Combined oil and gas (mmboe)	418	427	405

(1)	Crude oil includes LPG and condensate production. NGL includes both LPG and naphtha.

Summary Oil and Gas Sales Information — Statoil

      In addition to Statoil’s own volumes, Statoil markets and sells oil and gas owned by the Norwegian State through the Norwegian State’s share in production licenses, known as the State’s direct financial interest, or SDFI, together with Statoil’s own production. For additional information see “Major Shareholders of Statoil and Norsk Hydro — Certain Information Concerning the Relationship of Statoil and the Norwegian State” and “Item 7 — Major Shareholders and Related Party Transactions” in the Statoil 2006 Form 20-F. The following table sets forth SDFI and Statoil sales volume information for crude oil and natural gas, as applicable, for the periods indicated. The SDFI volumes shown below include royalty oil sold by Statoil on behalf of the Norwegian State for 2004 and 2005. The payment of royalty obligations on the NCS was abolished on December 31, 2005. The Statoil natural gas sales volumes include equity volumes sold by Natural Gas, natural gas volumes sold by International E&P and ethane volumes.

	Year Ended December 31,

Sales Volumes:	2006	2005	2004

Statoil:(1)
Crude oil (mmbbls)(2)	248	256	261
Natural gas (bcf)	953	953	781
Natural gas (bcm)(3)	27.0	27.0	22.1
Combined oil and gas (mmboe)	418	426	400

	Year Ended December 31,

Sales Volumes:	2006	2005	2004

Third-party volumes:(4)
Crude oil (mmbbls)(2)	207	229	220
Natural gas (bcf)	109	93	139
Natural gas (bcm)(3)	3.1	2.6	3.9
Combined oil and gas (mmboe)	226	245	244
SDFI assets owned by the Norwegian State (including royalty):
Crude oil (mmbbls)(2)	250	281	318
Natural gas (bcf)	1,168	1,116	1,069
Natural gas (bcm)(3)	33.1	31.6	30.3
Combined oil and gas (mmboe)	458	480	508
Total:
Crude oil (mmbbls)	705	768	796
Natural gas (bcf)	2,230	2,079	1,985
Natural gas (bcm)	63.0	58.9	56.2
Combined oil and gas (mmboe)	1,102	1,138	1,150

(1)	The Statoil volumes included in the table above assume that volumes sold were equal to lifted equity volumes in the relevant year.

(2)	Sales volumes of crude oil include NGL and condensate. All sales volumes reported in the table above include internal deliveries to Statoil’s manufacturing facilities.

(3)	At a gross calorific value (GCV) of 40 MJ/scm.

(4)	Third-party volumes of crude oil include both volumes purchased from partners in Statoil’s upstream operations and other cargos purchased in the market. The third-party volumes are purchased either for sale to third parties or for Statoil’s own use. Third-party volumes of natural gas include third-party LNG volumes related to Statoil’s activities at the Cove Point regasification terminal in the United States.

Summary Oil and Gas Production Information — Hydro Petroleum

      The following table sets forth Hydro Petroleum’s Norwegian and international production of crude oil and natural gas for the periods indicated.

	2006	2005	2004

Norway
Oil/ NGL million boe(1)	125	125	132
Gas billion scf(2)	354	334	312
Total million boe(1)	189	185	188
International
Oil/ NGL million boe(1)	16	21	21
Gas billion scf(2)	25	1	0
Total million boe(1)	20	21	21
Total
Oil/ NGL million boe(1)	141	146	153
Gas billion scf(2)	379	335	312
Total million boe(1)	209	206	209

(1)	Barrels of oil equivalents

(2)	Square cubic feet measured at 60 degrees Fahrenheit

Summary Merged Company Unaudited Pro Forma Combined Financial Data

      The following financial data are derived from the merged company pro forma condensed combined financial information that can be found later in this circular/prospectus and show the pro forma effect of the merger of Hydro Petroleum and Statoil as if the transaction had occurred on January 1, 2006, for the income statement and at December 31, 2006, for the balance sheet. The following information is presented for illustrative purposes only and, therefore, does not purport to represent what the actual results of operations or the merged company’s financial position would have been if the merger occurred on the dates assumed and it is not necessarily indicative of the merged company’s future operating results or combined financial position.

      In addition, please read the unaudited pro forma condensed consolidated financial statements of Norsk Hydro that can be found later in this circular/prospectus, which have been prepared by Norsk Hydro to illustrate the effect of the demerger of Hydro Petroleum on the financial position and results of operations of Norsk Hydro as if it occurred on the dates indicated in those pro forma financial statements.

Merged Company Unaudited Pro Forma Condensed Combined Income Statement

	Historical

		Hydro
	Statoil	Petroleum	Pro Forma
	Consolidated	Combined*	Adjustments	Pro Forma	Pro Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

REVENUES
Sales	423,528	95,138	(8,157)	510,509	81,961
Other revenue	1,638	346		1,984	319

Total revenues	425,166	95,484	(8,157)	512,493	82,280
EXPENSES
Cost of goods sold	(239,544)	(24,078)	8,401	(255,221)	(40,975)
Operating expenses	(34,320)	(3,053)		(37,373)	(6,000)
Selling, general and administrative expenses	(6,990)	(492)		(7,482)	(1,201)
Depreciation, depletion and amortization	(21,767)	(18,202)	(5,966)	(45,935)	(7,375)
Exploration expenses	(5,664)	(4,988)		(10,652)	(1,710)

Total expenses before financial items	(308,285)	(50,813)	2,435	(356,663)	(57,261)

Income before financial items, income taxes and minority interest	116,881	44,671	(5,722)	155,830	25,019
Net financial items	4,814	926	(173)	5,567	894

Income before income taxes and minority interest	121,695	45,597	(5,895)	161,397	25,913

Income taxes	(80,360)	(35,213)	4,077	(111,496)	(17,900)
Minority interest	(720)	—		(720)	(116)

NET INCOME	40,615	10,384	(1,818)	49,181	7,987

Net Income Per Share of Common Stock
Basic	18.79	8.40		15.35	2.49
Diluted	18.79	8.40		15.35	2.49
Weighted Average Common Shares Outstanding
Basic	2,161,028,202	1,240,804,344		3,203,690,436 (g)
Diluted	2,161,028,202	1,240,804,344		3,203,690,436 (g)

*	Certain line items are reclassified to conform to the Statoil presentation.

     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Statement of Income Information. See “Merged Company Unaudited Pro Forma Condensed Combined Financial Information”.

Merged Company Unaudited Pro Forma Condensed Combined Balance Sheet

	Historical

	Pro Forma		Pro Forma
		Hydro	Merger Plan
	Statoil	Petroleum	Contribution by	Pro Forma	Pro	Pro
	Consolidated	Combined*	Hydro (note a)	Adjustments	Forma	Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

ASSETS
Cash and cash equivalents	7,367	152	12,065		19,584	3,144
Accounts receivable	41,273	12,255		(3,515)	50,013	8,029
Inventories	11,872	2,277			14,149	2,272
Other current assets	16,569	11,272		(404)	27,437	4,405

Total current assets	77,081	25,956	12,065	(3,919)	111,183	17,850
Investments in affiliates	4,917	1,675			6,592	1,058
Other non current assets	23,869	6,698		43,551	74,118	11,899
Net property, plant and equipment	209,601	93,818		90,154	393,573	63,187

Total assets	315,468	128,147	12,065	129,786	585,466	93,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	29,924	6,070		(4,584)	31,410	5,043
Other current liabilities	17,663	13,690		525	31,878	5,118
Income taxes payable	30,219	16,946			47,165	7,572

Total current liabilities	77,806	36,706		(4,059)	110,453	17,733
Long-term debt	30,271	15,291	3,961	1,494	51,017	8,191
Other non current liabilities	38,711	16,738		1,290	56,739	9,109
Deferred income taxes	44,987	26,341		62,384	133,712	21,467

Total liabilities	191,775	95,076	3,961	61,109	351,921	56,500

Minority interests	1,465				1,465	235

Common stock, net of treasury shares	5,361	8,697		(6,089)	7,969	1,279
Additional paid-in capital	33,761	12,997	8,104	80,546	135,408	21,739
Retained earnings	88,262	15,470		(7,859)	95,873	15,392
Accumulated other comprehensive income	(5,156)	(4,093)		2,079	(7,170)	(1,151)

Total equity	122,228	33,071	8,104	68,677	232,080	37,259

Total liabilities and shareholders’ equity	315,468	128,147	12,065	129,786	585,466	93,994

*	Certain line items are reclassified to conform to the Statoil presentation.

     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Balance Sheet Information. See “Merged Company Unaudited Pro Forma Condensed Combined Financial Information”.

Recent Developments

      For a description of recent developments in the businesses of Statoil and Hydro Petroleum see “Statoil — Recent Developments” and “Hydro Petroleum — Recent Developments”.

Comparative Per Share Data

      [To be drawn from “Comparative Per Share Data” section below.]

Directors’ and Senior Management’s Share Ownership of Statoil and Norsk Hydro

      The directors and senior management of Norsk Hydro and their affiliates collectively hold [  ] per cent of Norsk Hydro’s share capital and [less than 1 per cent] of Statoil’s share capital. The directors and senior management of Statoil and their affiliates collectively hold [  ] per cent of Statoil’s share capital and [less than 1 per cent] of Norsk Hydro’s share capital. In order to approve the merger plan, no less than two-thirds of the share capital represented at the Extraordinary General Meetings of each of Norsk Hydro and Statoil must vote in favor of the plan.

Regulatory Matters, Pre-Emption Rights and Third Party Consents

      Under the merger plan, receipt of all necessary or material regulatory approvals and consents is a condition to the completion of the transactions unless, in the opinion of the Norsk Hydro and Statoil boards, neither the failure to obtain consents nor potential conditions imposed by regulatory approvals would have a material adverse effect on the business of the merged company.

      On April 2, 2007, the United States Federal Trade Commission, or the FTC, granted early termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, or HSR Act, thereby clearing the transaction. On May 3, 2007, Statoil and Norsk Hydro received clearance from the European Commission for the merger. The European Commission has declared that the merger is compatible with the common market pursuant to Article 6(1)b of the EU merger regulation. Consent from the Norwegian Ministry of Petroleum and Energy is required for the transfer of operatorships and any direct and/or indirect interests in exploration and production licenses and installations on the Norwegian Continental Shelf currently held by Norsk Hydro in connection with the merger. Moreover, consent of the Norwegian Ministry of Finance to the tax treatment of such transfer, as well as other consents by Norwegian regulatory authorities, are required prior to completion of the merger. Completion of the merger may also require regulatory approvals of other foreign regulatory authorities.

      Third parties hold pre-emption rights in certain licenses and assets of Hydro Petroleum and such rights may be exercisable in connection with the merger. Norsk Hydro and Statoil may also have to obtain certain other consents from third parties under certain joint venture agreements, license agreements and other agreements and instruments, which contain change of control provisions.

      For a more complete description of the consents, approvals and waivers that Norsk Hydro and Statoil will have to obtain in connection with the merger see “Regulatory Matters, Pre-Emption Rights and Third Party Consents”.

Dissenters’ Rights of Appraisal

      Under Norwegian law, other than the right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights if the transaction is approved. See “The Norsk Hydro Extraordinary General Meeting” and “The Statoil Extraordinary General Meeting”.

Summary of Material Tax Consequences

      Statoil believes that the merger complies with the requirements for treatment as a tax-free transaction in Norway. Accordingly, no Norwegian tax liability will arise for shareholders of Norsk Hydro in respect of the receipt of Statoil shares. For a more complete description of the material tax consequences of the merger for shareholders in Norway, the United States and the United Kingdom, see “Material Tax Consequences”.

RISK FACTORS

      In addition to the other information included in this circular/prospectus, including the matters addressed under “The Merger — Cautionary Statements Concerning Forward-Looking Statements”, you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger plan and the transactions contemplated by the merger plan. In addition, you should read and consider the risks associated with the business of Statoil because these risks will relate to the merged company. See “Item 3 — Risk Factors” in the Statoil 2006 Form 20-F. You should also consider the other documents incorporated by reference into this circular/prospectus. See “Where You Can Find More Information”.

Risks Related to the Transaction

The merger ratio will not be adjusted for changes in the value of Statoil’s shares and Hydro Petroleum before the merger is completed. As a result, the value of the shares of Statoil relative to the value of Hydro Petroleum’s business at the time that Norsk Hydro shareholders receive the shares of Statoil could be less or more than the value of those at the time the merger ratio was established.

      In the merger, Norsk Hydro’s shareholders will be entitled to receive 0.8622 of a share of Statoil’s shares for each share of Norsk Hydro they own and 0.8622 of an ADS of Statoil for each ADS of Norsk Hydro they own. This ratio will not be adjusted for changes in the value of Statoil’s shares or the value of Hydro Petroleum’s business. If the value of Statoil’s shares relative to the value of Hydro Petroleum increases or decreases (or the value of Hydro Petroleum increases or decreases relative to the value of Statoil’s shares) prior to the completion of the merger, the market value of the merged company’s shares that Norsk Hydro’s shareholders receive in the merger may be higher or lower than the then-current relative values of the individual entities.

Norsk Hydro shareholders will have a reduced ownership and voting interest in the merged company and will exercise less influence over management of the merged company.

      After completion of the merger, Norsk Hydro’s shareholders will own a significantly smaller percentage of the merged company than they currently own of Hydro Petroleum. Following completion of the merger, Norsk Hydro’s shareholders will own approximately 32.7 per cent of the merged company. Consequently, Norsk Hydro’s shareholders will have less influence over the management and policies of the merged company than they currently have over the management and policies of Hydro Petroleum.

Statoil and Hydro Petroleum will be subject to business uncertainties and contractual restrictions while the merger is pending.

      Uncertainty about the effect of the merger on employees, suppliers, partners, regulators and customers may have an adverse effect on Statoil and Hydro Petroleum. These uncertainties could cause suppliers, customers, business partners and others that deal with Statoil or Hydro Petroleum to defer purchases, the consummation of other transactions or other decisions concerning the two businesses, or to seek to change existing business relationships with them. In addition, employee retention may be particularly challenging until the merger is consummated, as employees may experience uncertainty about their future roles with the merged company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, the merged company’s business could be harmed. In addition, the merger plan restricts Statoil and Norsk Hydro from undertaking major investments and taking other specified actions until the merger occurs unless otherwise agreed. These restrictions may prevent Statoil and Norsk Hydro from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Plan — Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to Statoil and Norsk Hydro.

If Norsk Hydro fails to obtain all required consents, approvals and waivers, third parties may terminate or alter existing contracts.

      Third parties hold pre-emption rights in certain licenses and assets of Hydro Petroleum and such rights may be exercisable in connection with the merger. Norsk Hydro is also a party to joint ventures, license agreements and other agreements and instruments, some of which contain change of control provisions that may be triggered by the merger. In addition, other agreements of Norsk Hydro may require the payment of fees in connection with a change of control transaction. If Norsk Hydro is unable to obtain any necessary waiver or consent, the operation of change of control provisions or the exercise of pre-emption rights may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. See “Regulatory Matters, Pre-Emption Rights and Third-Party Consents — Pre-Emption Rights and Third-Party Consents”. Investors cannot be assured that the merged company will be able to negotiate new agreements on terms as favorable to it as those that Norsk Hydro had, or at all.

Failure to complete the merger could result in certain non-recoverable costs, negatively affect Statoil’s and Norsk Hydro’s ability to realize their strategic goals, and negatively impact the share price and the future business and financial results of Norsk Hydro and Statoil.

      Statoil and Norsk Hydro cannot assure you that the conditions to the completion of the merger will be satisfied. See “Merger Plan — Conditions to Completion of the Merger”. If the merger is not completed for any reason, Statoil and Norsk Hydro will be subject to several risks, including the following:

•	Statoil and Norsk Hydro would not realize any of the expected benefits of having completed the merger;

•	the current market price of Statoil and/or Norsk Hydro shares may reflect a market assumption that the merger will occur. Failure to complete the merger could result in a negative perception by the stock market of Statoil and Norsk Hydro generally and a resulting decline in the market price of Statoil’s and Norsk Hydro’s shares;

•	certain costs relating to the merger (such as legal, accounting and financial advisory fees), estimated to be up to approximately NOK 180 million, are payable by Statoil and Norsk Hydro whether or not the merger is completed;

•	there may be substantial disruption to the business of Statoil and Norsk Hydro and a distraction of their management and employees from day-to-day operations, because matters related to the merger, including integration planning, may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to Statoil and Norsk Hydro; and

•	Statoil and Norsk Hydro would continue to face the risks that they currently face as independent entities.

The failure to integrate the operations of Statoil and Hydro Petroleum successfully and on a timely basis could reduce the profitability of the merged company and adversely affect its share price.

      Statoil and Norsk Hydro expect certain benefits to arise from the merger, such as new growth opportunities, improved performance, efficiencies, synergies and cost savings. See “The Merger — Reasons for the Merger”. Achievement of these benefits will depend in part upon whether the operations and the personnel of Statoil and Hydro Petroleum can be integrated in an efficient, effective and timely manner. If the merged company is not successful in this integration, its financial results could be adversely impacted. The challenges involved in this integration include the following:

•	obtaining the required approvals of various regulatory agencies, any of which could impose conditions or restrictions on its approval;

•	retaining key employees;

•	redeploying resources in different areas of operations to improve efficiency;

•	minimizing the diversion of management attention from ongoing business concerns; and

•	addressing possible differences in the business cultures, processes, controls, procedures and systems of Statoil and Hydro Petroleum.

The anticipated benefits from the merger may not be achieved.

      The success of the merger will depend, in part, on the merged company’s ability to effectively pursue additional growth opportunities, achieve improved performance, and realize efficiencies, synergies, cost savings and certain other benefits from combining the operations of Statoil and Hydro Petroleum. See “The Merger — Reasons for the Merger”. Even if the merged company is able to successfully combine the operations of Statoil and Hydro Petroleum, it may not be possible to realize the full benefits that Statoil and Norsk Hydro currently expect to result from the merger, or to realize these benefits within the time frame that is currently expected. The benefits of the merger may be offset by operating losses relating to changes in commodity prices or in oil and gas industry conditions, risks and uncertainties relating to the merged company’s exploration and production prospects, an increase in operating or other costs, unanticipated difficulties and costs related to the integration, the impact of competition and other risk factors relating to the industry.

Competition and other regulatory authorities may oppose the transaction or impose conditions on the transaction that may delay and/or lessen the anticipated benefits of the transaction.

      On April 2, 2007 the U.S. FTC granted early termination of the waiting period under the HSR Act, thereby clearing the transaction. On May 3, 2007, Statoil and Norsk Hydro received clearance from the European Commission for the merger. The European Commission has declared that the merger is compatible with the common market pursuant to Article 6(1)b of the EU merger regulation. However, completion of the merger is still subject to certain other regulatory approvals, including competition approvals, from various regulatory authorities in Norway and other jurisdictions.

      Completion of the merger is subject to the Norwegian Ministry of Petroleum and Energy’s consent to the transfer of operatorships and any direct and/or indirect interests in exploration and production licenses and installations on the Norwegian Continental Shelf currently held by Norsk Hydro. Moreover, under the Norwegian Petroleum Taxation Act, approval by the Norwegian Ministry of Finance of the tax treatment of such transfer is required prior to completion of the merger. Norsk Hydro owns certain other energy-related assets that are subject to concessions granted pursuant to the Energy Act, and the transfer of such assets in connection with the merger may require the consent of the Norwegian Water Resources and Energy Directorate (NVE).

      Statoil and Norsk Hydro conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the proposed transaction. Statoil and Norsk Hydro are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions that may be material to Statoil and Norsk Hydro and their subsidiaries. See “Regulatory Matters Pre-Emption Rights and Third Party Consents”.

      These regulatory authorities may not grant the approvals or may not grant them on favorable terms or may otherwise challenge the transactions. Receipt of all necessary or material regulatory approvals and consents is a condition to the completion of the transactions according to the merger plan unless, in the opinion of the Norsk Hydro and Statoil boards, neither the failure to obtain consents nor potential conditions imposed by regulatory approvals would have a material adverse effect on the business of the merged company. It is possible that certain regulatory approvals will be subject to conditions that will adversely affect the merged company’s financial position or operations, including the divestiture of certain assets and businesses or the making of restrictive undertakings. Any such divestitures or undertakings, if required and implemented, could have a material adverse effect upon the merged company’s business and lessen the anticipated benefits of the transaction. Combination of the businesses in some countries following completion of the transaction may be delayed until such approvals (or any approvals for which filings are made after the completion of the transaction) have been obtained in the countries concerned.

Significant costs will be incurred in the course of the merger.

      Statoil expects to incur significant transaction-related expenses related to the merger, which are estimated to be NOK 450 million. Transaction-related expenses include financial advisory, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Moreover, for the first fiscal years following the merger, the merged company will incur significant expenses to integrate the operations of Hydro Petroleum and

Statoil. Statoil may also incur additional unanticipated expenses in connection with the merger. In addition, the merged company may incur unanticipated costs and experience unforeseen difficulties related to the integration of the operations, information systems and personnel of the two entities.

Some of the executive officers of Norsk Hydro and Statoil may have interests that are different from, or in addition to, the interests of other shareholders of Norsk Hydro and Statoil and that may have influenced their decision to support or approve the merger.

      The interests of some of the executive officers of Norsk Hydro may be different from those of other Norsk Hydro’s shareholders. Some of Norsk Hydro’s executive officers are expected to be appointed as executive officers of the merged company. In addition, the successful completion of the merger of Hydro Petroleum with Statoil may positively impact the 2006 and 2007 bonuses of certain executive officers of Norsk Hydro. Similarly, the interests of certain executive officers of Statoil in the merger may be different from those of Statoil’s shareholders. The total remuneration of Statoil’s executive officers consists in part of an annual variable bonus payment that is based on the performance of the company and on the officer’s individual performance. The successful completion of the merger may have a positive impact on the 2006 and 2007 bonus amount to be paid to certain executive officers. See “The Merger — Interests of Certain Persons in the Merger”.

The financial information for Hydro Petroleum presented here may not be indicative of future results.

      The Carve-Out Combined Financial Statements relating to Hydro Petroleum included in this document are derived from the historical financial statements of Norsk Hydro and are presented as though Hydro Petroleum was a separate enterprise, based upon the structures in place during the periods covered. Accordingly, such information may not reflect what the results of operations, financial position and cash flows would have been had Hydro Petroleum been a separate, stand-alone entity during the periods presented and it may not be indicative of the results of operations, financial position and cash flows of the merged company in the future.

Norwegian law subjects Norsk Hydro and the merged company to joint liability after the merger.

      The transaction results in the obligations of Norsk Hydro being apportioned between Norsk Hydro and Statoil in accordance with the principles of the merger plan. If either Norsk Hydro or Statoil fails to satisfy an obligation that arose prior to completion of the merger, and which was allocated to it pursuant to the merger plan, the other party will be jointly and severally liable under Norwegian law for such obligation unless it is or has been otherwise provided for in respect of the creditor in question. This statutory liability is unlimited in time, but limited in amount to the equivalent of the net value allocated to the non-defaulting party in the demerger (which is the value of Hydro Petroleum in the case of Statoil and the value of the remaining Norsk Hydro business in the case of Norsk Hydro).

The Merger Plan subjects the merged company to contingent liabilities related to discontinued activities of Norsk Hydro.

      If the merger is completed, the merged company will assume a portion of the contingent liabilities relating to discontinued activities of Norsk Hydro (including environmental and pension liabilities relating to the company’s former fertilizer and magnesium operation). The contingent liabilities relate to former activities that due to restructurings, divestments, spin offs and close downs are no longer part of the Norsk Hydro group. These obligations include but are not limited to contingent environmental obligations related to the former magnesium and fertilizer business, as well as statutory joint liability resulting from the demerger of Norsk Hydro’s former fertilizer business (now Yara International ASA) for pre-demerger obligations. The division of these liabilities between Hydro Petroleum and Norsk Hydro was agreed upon by the parties in the Merger Plan as an equitable allocation in light of the fact that those liabilities do not relate to either Hydro Petroleum or the business that will be conducted by Norsk Hydro following the merger. The merged company may incur significant costs in connection with remediation of environmental contamination at the formerly held fertilizer manufacturing, distribution, storage and blending facilities which could negatively affect the merged company’s financial condition. See “The Merger Plan — Allocation of Assets and Liabilities, Rights and Obligations Pursuant to the Merger Plan”.

Transfers of assets to be effected prior to completion of the merger could cause the merged company to incur unanticipated tax liabilities.

      Norsk Hydro has agreed to carry out a number of intra-group transfers of assets, including shares, prior to completion of the merger in order to reorganize the ownership of Norsk Hydro’s subsidiaries and other entities that comprise Hydro Petroleum and to facilitate the merger with Statoil. Although such transfers are expected not to trigger significant tax liabilities in Norway or in other jurisdictions, it is an inherent risk in such transfers that the relevant tax authorities may subject one or more of these transfers to unanticipated capital gains taxes, duties and stamp taxes or other taxes. In addition, changes in the business or corporate structure of Hydro Petroleum after the merger may result in tax liabilities for one or more companies in the Norsk Hydro group to the extent that those changes constitute a breach of the conditions for tax exemption in connection with a transfer of assets effected prior to completion of the merger. Under the merger plan, Statoil and Norsk Hydro have agreed that the merged company will indemnify Norsk Hydro for any tax liabilities arising out of or connected to such transfers. See “The Merger Plan — Implementation of the Merger” and “— Taxation”.

Risks Related to the Business of Statoil

      You should read and consider the risks associated with the business of Statoil because these risks will relate to the merged company. See “Item 3 — Risk Factors” in the Statoil 2006 Form 20-F which is incorporated by reference in this circular/prospectus.

Risks Related to the Business of Hydro Petroleum

A substantial or extended decline in oil or natural gas prices would have a material adverse effect on Hydro Petroleum’s business.

      Historically, prices for oil and natural gas have fluctuated widely in response to changes in many factors, including:

•	Global and regional economic and political developments in resource-producing regions, particularly in the Middle East;

•	Changes in the supply of and demand for oil and natural gas;

•	Agreements among the members of the Organization of the Petroleum Exporting Countries (OPEC) regarding oil price and production controls; and

•	Oil companies’ spending on exploration and production activities.

      Notwithstanding current high oil prices, it is impossible to predict future oil and natural gas price movements. Declines in oil and natural gas prices will reduce Hydro Petroleum’s financial results. See “Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations — Market Risk — Quantitative and Qualitative Analysis” for an analysis of indicative price and currency sensitivities of earnings to changes in these factors. Declines in prices may also affect the economic viability of Hydro Petroleum’s projects, leading to cancellation or postponement and the subsequent failure to maintain production levels or develop new reserves.

The future performance of Hydro Petroleum depends on the ability to find or gain access to additional oil and gas reserves that are recoverable in a profitable way.

      Hydro Petroleum’s future production is dependent upon its success in finding or acquiring, and developing, additional reserves in a manner that allows economically viable production. Over 90 per cent of its proved reserves are located on the NCS. The southern part of the NCS, the location of the most easily accessible and exploitable fields offshore Norway, is a maturing resource province from which reserve additions have been low in recent years. Internationally, national oil companies control roughly two-thirds of the potential resource base, with only the remainder available for exploration by international oil companies like Hydro Petroleum. Accordingly, to the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies or to the extent that Hydro Petroleum is not viewed as a sufficiently attractive collaborating partner, its exploration and development opportunities would be limited to a much smaller potential resource base.

      Because of limited access to major new exploration provinces, the bidding for available properties and prospects has intensified and is characterized by high price expectations and increasingly stringent conditions. In addition, the substantial increase in exploration activities by the industry as a whole has had a significant effect on the rates and availability of drilling rigs and other technical resources. While Hydro Petroleum has secured drilling rig capacity for its own operated fields on the NCS through 2009 and in the GoM through 2013, capacity beyond those dates is not guaranteed. Nor does it control such capacity on fields operated by its third-party partners.

      Unless Hydro Petroleum conducts successful exploration and development activities or acquires properties containing proved reserves or resources to be matured into proved reserves, or both, its proved reserves will decline as reserves are produced, which could have an adverse impact on operating results and its future financial position. If Hydro Petroleum is unable to consistently replace its oil and gas reserves, targets for future production may not be met.

Expansion of Hydro Petroleum’s business in emerging and transitioning market countries presents a higher degree of financial, political, economic and business risk.

      Hydro Petroleum is exposed to general financial, political, economic and business risks in connection with its international exploration, development and production activities. The degree of these risks for Hydro Petroleum is generally higher in emerging and transitioning markets such as Angola, Brazil, Iran, Libya and Russia, where it has substantial or potentially expanding oil and energy business interests as field mature in more developed areas.

      In Russia, recent developments within the oil and energy industry indicate that national oil companies may play a more dominant role in developing and operating major new projects. For example, Hydro Petroleum has been involved with the giant Shtokman gas field project since 1989 and was short-listed as a possible partner for development of the field in 2005. In October 2006, Gazprom, the Russian-owned gas company, communicated that it would develop the field without awarding international oil and gas companies working interests in the field.

      Emerging or transitioning market countries may experience political instability, civil strife, acts of war and local security concerns that threaten the safe operation of facilities, and governments in such countries may engage in expropriation or nationalization of property, restrictions on production or imports and exports, price controls, tax increases and cancellation of contract rights. Any of these conditions occurring could disrupt or terminate Hydro Petroleum’s operations, causing development activities to be curtailed or terminated in these areas or production to decline and could result in additional costs. In addition, legal, fiscal and regulatory systems may be less stable and have a lower degree of transparency, making investment evaluation more difficult and increasing the risk that actual returns are substantially lower than expected.

Emerging and transitioning market countries represent a competitive threat to Hydro Petroleum’s businesses that could be exacerbated by regulatory developments in Europe.

      Emerging or transitioning market countries with abundant natural resources, low cost labor and energy and lower environmental standards have posed and will continue to pose a competitive threat to Hydro Petroleum’s business.

      Natural gas production and sale is becoming increasingly important to Hydro Petroleum’s business.

      While 70 per cent of Hydro Petroleum’s annual gas production is committed for delivery to the EU through long-term contracts, regulatory changes attempting to open the European gas market to greater competition — which commenced with the EC Directive 98/30 effective in August 2000 — could fundamentally alter the structure of European gas markets, affecting Hydro Petroleum’s ability to expand or maintain its current market position in the EU. Hydro Petroleum’s most significant competition in the EU gas market is from deliveries from Russia and Algeria, and EU policies could result in significant increases in deliveries of gas from Russia and Algeria into the EU market, thereby creating downward pricing pressure. Consequently, Hydro Petroleum could suffer a decline in the value of its gas reserves or quantities of gas sold under its contracts could become subject to a material reduction in gas prices.

Hydro Petroleum is exposed to foreign currency exchange rate fluctuations.

      Hydro Petroleum’s core businesses are impacted by changes in exchange rates primarily relating to the Norwegian kroner, Euro and U.S. dollar.

      Oil prices are denominated in U.S. dollars while Hydro Petroleum’s gas sales are denominated in Euro. Its operating results are reported in Norwegian kroner. Accordingly, operating results will, in general, decline when the Norwegian kroner strengthens against the U.S. dollar or Euro. See “Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations — Market Risk — Quantitative and Qualitative Analysis” for an analysis of indicative price and currency sensitivities of earnings to changes in these factors.

Hydro Petroleum’s reported earnings are subject to substantial volatility as a result of fluctuations in the market value of commodity contracts.

      Hydro Petroleum is exposed to market risks from commodity price fluctuations. Market risk exposures are determined on a net exposure basis taking advantage of offsetting positions. Hydro Petroleum uses derivative contracts to hedge certain exposures. Hydro Petroleum has initiated a program to secure prices of the expected oil and gas production from fields acquired as part of the Spinnaker acquisition for the period from 2006 to 2008. In addition, certain of Hydro Petroleum’s purchase and sales contracts are deemed to be derivatives under U.S. GAAP. For example, certain of Hydro Petroleum’s gas contracts are deemed to be derivative contracts in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS 133, all derivative instruments are required to be included in the balance sheet at fair value with changes in fair value recognized in earnings unless specific hedge criteria are met. Changes in the fair value of such contracts could cause significant fluctuations in Hydro Petroleum’s reported earnings. See Note 23 to the Carve-Out Combined Financial Statements for further information on derivative instruments and market risk.

Hydro Petroleum is exposed to risks relating to trading and commercial activities.

      Hydro Petroleum is engaged in substantial trading and commercial activities in the physical markets. In 2006, approximately 30 per cent of its 10.7 bcm (billion cubic meters) production of equity natural gas production and 3.1 bcm of its non-equity gas were traded in the market. In addition, Hydro Petroleum sold 16,943,000 tonnes of crude oil/ NGL, most of which was sold on the spot market. Hydro Petroleum uses financial instruments such as forwards, futures and options both on and off exchanges in order to manage and hedge certain fluctuations in prices and production volumes.

      Although Norsk Hydro believes it has established appropriate risk management procedures, trading activities involve elements of forecasting and Hydro Petroleum bears the risk of market movements, the risk of significant losses if prices move contrary to expectations and the risk of default by counterparties. See Note 23 to the Carve-Out Combined Financial Statements for a description of Hydro Petroleum’s market and commercial risk exposure relating to oil trading and natural gas activities and for further information on derivative instruments and market risk. Any of these risks could result in lower profits and could cause the enterprise value of Hydro Petroleum to decline.

Hydro Petroleum’s oil and gas reserves are only estimates and may prove to be inaccurate.

      There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the control of the producer. The reserve data included in this circular/prospectus represent only Hydro Petroleum’s estimates. The estimates of other companies with interests in the same oil and gas field or fields may differ and the magnitude of the differences may be substantial. This reflects the degree to which reservoir engineering is a subjective and inexact process, requiring the estimate of underground accumulations of oil and natural gas that cannot be measured in an exact manner. Evaluating properties for their recoverable reserves of oil and natural gas entails the assessment of geological, engineering and production data, some or all of which may prove to be unreliable. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to Hydro Petroleum’s reserves will likely vary from estimates, and those variances may be material. Any downward adjustment in its reserve data could lead to lower future production, which would negatively affect operating results and financial condition. See discussion under “Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” for further information on estimates of proved oil and gas reserves.

Hydro Petroleum’s development projects and production involve many uncertainties and operating risks that can prevent it from realizing profits and can cause substantial losses.

      Hydro Petroleum is involved in potential development projects in remote locations with limited operational histories and, consequently, the success of these projects is uncertain. In addition, some of its development projects are located in deepwater or other hostile physical environments, such as areas on the NCS, the U.S. Gulf of Mexico and Angola. Some projects are also engaged in developing solutions for highly complex reservoirs. Planning and development of the Ormen Lange field, for example, has been described as one of the most challenging assignments any oil company has tackled, not just in Norway, but in a global context, given the combination of deepwater, harsh weather conditions, freezing water temperatures and the need to transport gas for processing over long distances and a very uneven seabed. Such complexity increases the risk of significant cost overruns or delays in completion. Failures in project delivery could also reduce Hydro Petroleum’s ability to gain important operator licenses for future major development projects.

      The production of oil and natural gas is vulnerable to weather conditions, operator error or other incidents, which can result in oil spills, gas leakages, equipment failure, unplanned maintenance stops, loss of well control or other occurrences disrupting production and potentially causing harm to the environment. In addition, reservoir conditions may differ from design expectations resulting in higher production cost, lower output or lower total recovery without additional significant investment in infrastructure.

      Hydro Petroleum is also exposed to operational risks, including uncertainties related to costs of drilling, completing or operating wells. It may be required to curtail, delay or cancel drilling because of unexpected drilling conditions, pressure or irregularities in geological foundations, equipment failures or accidents, adverse weather and other operating risks. It may also experience engineering or design failures relating to highly complex or advanced technical field solutions.

      Any of the risks above could result in cost overruns and potentially impair Hydro Petroleum’s ability to make discoveries and/or economical production on a consistent basis, thereby negatively affecting its financial condition.

Hydro Petroleum may be subject to the imposition of sanctions by the U.S. government in connection with its activities in Iran.

      Since 2000 Hydro Petroleum has been engaged in certain petroleum exploration activities in Iran, which in 2005 resulted in the Azar oil discovery and in 2006 resulted in the Changuleh West oil discovery, both in the Anaran Block. LUKOIL farmed into the block in 2003 with an equity share of 25 per cent.

      Following the commerciality declaration of the Azar discovery on August 1, 2006, the National Iranian Oil Company and Hydro Petroleum/ LUKOIL agreed to conduct negotiations of a Master Development Plan and a Development Service Contract.

      In September 2006, Hydro Petroleum entered into the Khorramabad Exploration and Development Contract, with a total commitment of USD 49.5 million over four years related to seismic survey and other exploration activities.

      Hydro Petroleum has no petroleum production in Iran, and does not receive any fees or income from petroleum production in Iran.

      The Iran Sanctions Act of 1996 (the “ISA”) (as amended) requires the President of the United States to impose two or more sanctions against any person or company, regardless of nationality, that makes investments in Iran of USD 20 million or more in any 12-month period that directly and significantly contribute to the enhancement of Iran’s ability to develop its petroleum resources. To date, no sanctions have ever been imposed against any person or entity under ISA, which makes it difficult to predict the political and other policy considerations that would prompt the U.S. government to impose sanctions under the ISA for Hydro Petroleum’s activities in Iran. Should the U.S. government, however, determine that Hydro Petroleum has violated the ISA, it would face sanctions that could include a ban on the issuance of a license to export goods or technology to a sanctioned person, the prohibition of loans or extensions of credit by U.S. financial institutions to a sanctioned person and restrictions on imports into the United States from a sanctioned person. The imposition of such sanctions may have a material adverse effect on Hydro Petroleum.

Hydro Petroleum may suffer a major operational incident resulting in loss of life or extensive damage to the environment or communities, resulting in substantial damage to its reputation or financial position.

      Hydro Petroleum’s business demands large and complex industrial sites involving extensive numbers of employees. Certain of the Hydro Petroleum’s operations are located in close proximity to sizable communities while other operations are situated in areas highly sensitive to environmental harm. Important and sizable production facilities are located both on and offshore Norway, an area subject to extreme and dramatic weather on a periodic basis.

      The safe operation of all facilities is paramount in Norsk Hydro’s governance model and management systems. However, major accidents due to human error, systems failures, extreme weather or deliberate sabotage, while considered remote, could result in loss of life or extensive damage to the environment or communities, resulting in substantial damage to Hydro Petroleum’s reputation, financial position and future prospects.

Hydro Petroleum is exposed to tax increases or other changes in fiscal regimes on its petroleum production.

      Hydro Petroleum has income from petroleum production which is taxed under the applicable tax laws of Norway, Angola, Canada, Libya, Russia and the United States. Any of these countries could modify its tax laws in ways that would adversely affect Hydro Petroleum.

      Historically, the long-term marginal tax rate applicable to oil and gas production has tended to change in correlation with the price of crude oil. The currently high oil and gas prices increase the risk of adverse changes in tax regimes. Significant changes in the tax regimes of countries in which Hydro Petroleum operates could have a material adverse effect on its liquidity and results of operations.

Hydro Petroleum is subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which it operates.

      Hydro Petroleum incurs, and expects to continue to incur, substantial capital and operating costs and expenditures to comply with new laws and regulations increasing the protection of the environment and natural resources and the promotion of health and safety. These laws and regulations impose more stringent standards and requirements and potential liabilities regarding accidents and injuries, the construction and operation of its plants and facilities, oil spills or discharges, air and water pollutant emissions, the storage, treatment and discharge of waste waters, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination, among other things. Although Hydro Petroleum believes it is in substantial compliance with currently applicable environmental, health and safety laws and regulations, there is a possibility of unintentional violation by it or violations by partners or other parties that it may be involved with. Violations of such laws and regulations could result in substantial fines or penalties, costs of corrective works and, in rare instances, the suspension or shutdown of Hydro Petroleum’s operations.

      In addition, new laws and regulations, the imposition of tougher licensing requirements or increasingly strict enforcement or new interpretations of existing laws and regulations, may result in additional, substantial capital or operating costs, including for modifying operations, installing pollution control equipment and implementing additional safety measures.

      Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including past or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted.

      Hydro Petroleum is also subject to claims made for damage to property or injury, including adverse health effects, to employees and other persons resulting from the environmental, health or safety effects of its operations or past contamination. While Hydro Petroleum is not presently the subject of any material claims in this regard, there can be no assurance that such claims will not be made or that, if made, such claims will not have a material adverse effect on its business, financial condition or results of operations.

Hydro Petroleum is exposed to the risk of a deterioration or sudden dramatic decline in its reputation among important stakeholders.

      Hydro Petroleum’s future success depends on acknowledging and actively monitoring the concerns of all legitimate stakeholders, including employees, governments, civil society groups, non-government organizations and the communities in which it operates. Failure to take appropriate consideration of legitimate corporate responsibility issues in investment decisions and day-to-day operations could have a material impact on its reputation and business.

      Inappropriate or inadequate communication following a major crisis, such as a major operational incident, breach of law or ethics or leak of market-sensitive confidential information could quickly and seriously impair Hydro Petroleum’s reputation. Depending on the nature of such a major crisis, effective communication may not mitigate serious damage to its reputation and may render it subject to criminal and civil prosecution or class action suits by shareholders and other interested parties. Any of these risks could have a material impact on its reputation and business.

Hydro Petroleum may not be successful in attracting and retaining sufficient skilled employees.

      Hydro Petroleum is highly dependent on the continuous development and successful application of new technologies. In addition, its position as a major, global industrial company requires substantial capacity and competence in terms of complex management and critical business processes. In order to manage new developments in a rapidly changing world and to achieve future growth, Hydro Petroleum must recruit and retain qualified scientists, engineers, managers and other professionals within the areas of human resources, finance and accounting, law and communications.

      Demand for personnel with the range of capabilities and experience required in the petroleum business is high, and success in attracting and retaining such employees is not guaranteed. Failure to retain and attract critical personnel could result in a shortage of such people due to normal attrition. This could result in the inability to maintain the appropriate technological or business improvements or take advantage of new opportunities that may arise. A subsequent decline in competitiveness could have a negative impact on Hydro Petroleum’s operating results and financial condition.

THE NORSK HYDRO EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Matters to be Considered

      At the extraordinary general meeting of Norsk Hydro’s shareholders, to be held on [  ], 2007 at [  ] [a.m/p.m] (Oslo time) at [place], Norsk Hydro’s shareholders will vote on the following proposals:

•	approval of the merger plan between Statoil and Norsk Hydro, attached to this circular/prospectus as Appendix A;

•	[election of members to Norsk Hydro’s Corporate Assembly;]

•	reduction of the share capital through (i) the cancellation of treasury shares and (ii) the redemption of a portion of the Norwegian State’s shares, in a number sufficient to ensure that the Norwegian State’s ownership interest in Norsk Hydro remains unchanged after the cancellation of the treasury shares; and

•	authorization to repurchase [ ] shares in the market, corresponding to the number of treasury shares sold to employees in Norway as part of a general share incentive scheme.

      For details regarding the merger plan, see “The Merger Plan”.

      [Details of Corporate Assembly election if applicable]

      By approving the merger plan, Norsk Hydro’s shareholders will approve a reduction of the company’s share capital and the related change in Norsk Hydro’s articles of association to permit the transfer of Hydro Petroleum to Statoil in exchange for Statoil shares as contemplated by the merger plan. The proposed change to Norsk Hydro’s articles of association is set out in full in the merger plan attached to this circular/prospectus as Appendix A.

      Norsk Hydro’s annual general meeting on May 9, 2006 authorized the board to repurchase up to 22,470,482 shares in the market for subsequent cancellation. In connection therewith, the Norwegian State agreed to the redemption and the cancellation of a number of its shares proportional to the number of Norsk Hydro shares that are repurchased and cancelled. As a result, the Norwegian State’s ownership interest will remain unchanged following such repurchase and cancellation. The Norwegian State has undertaken to vote in favor of such cancellation and redemption at the extraordinary general meeting. Pursuant to the buyback agreement, the compensation to the Norwegian State for the redeemed shares will be determined by the volume weighted average price paid in the market under the buyback, plus interest at NIBOR + 1 per cent per annum, calculated from the dates of each purchase of shares until the time of cancellation. In accordance with the existing authorization and in reliance on the agreement with the Norwegian State, Norsk Hydro has acquired 21,627,000 treasury shares through purchases in the market. The board of directors of Norsk Hydro proposes that the company’s share capital be reduced by NOK 140,904,531.96 by (i) cancellation of such treasury shares and (ii) redemption of 16,871,506 shares owned by the Norwegian State against payment of an amount calculated as described above.

Quorum — Vote Required — Shareholders Entitled to Vote

      Under Norwegian law, there are no quorum requirements applicable to general meetings. The resolutions approving the merger plan, the reduction of the share capital and the authorization to acquire treasury shares require the affirmative vote of a two-thirds majority of the share capital represented at the extraordinary general meeting. The election of members to Norsk Hydro’s Corporate Assembly is made by simple majority. Under Norwegian law, other than the general right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the merger plan be approved.

      The Norwegian Government has submitted a “White Paper” proposal to the Norwegian Parliament, in which it endorsed the reasons for the merger and the merger plan and recommended that the Government be authorized by Parliament to vote to approve the merger plan at the Norsk Hydro ASA EGM.

      Norsk Hydro’s Articles of Association provide that all shareholders may attend and vote at the extraordinary general meeting (in person or by proxy) provided they notify Norsk Hydro of their intention to attend at least five days prior to the meeting. It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders. In order to attend and vote at the meeting, an acquirer of shares must ensure that such shares are registered in his own name in Norsk Hydro’s share register with the VPS System prior to the date of the general meeting.

      A registered holder of Norsk Hydro ADSs on the date established by JPMorgan Chase Bank, N.A., as depositary for the Norsk Hydro ADRs (the “Norsk Hydro Depositary”) may provide voting instructions with respect to the meeting of shareholders. In order to so vote, registered holders of Norsk Hydro ADSs must timely and properly deliver their voting instructions to the Norsk Hydro Depositary along with their American Depositary Shares, which will be blocked until after the meeting date. Investors holding ADSs through a bank, broker or other participant within The Depository Trust Company can become a registered holder of such ADSs for purposes of voting by timely delivering their ADSs to an account established by the Norsk Hydro Depositary and contacting the Norsk Hydro Depositary for a voting instruction card. Upon timely receipt of voting instructions and the requisite Norsk Hydro ADSs, the Norsk Hydro Depositary will endeavor to temporarily re-register the Norsk Hydro shares represented by the Norsk Hydro ADSs so delivered to the Norsk Hydro Depositary in the name of the registered holder thereof or as otherwise directed by him.

      After the meeting, the re-registered Norsk Hydro shares will automatically be further re-registered into the name of the Norsk Hydro Depositary or its nominee and the Norsk Hydro Depositary will return any ADSs previously delivered to it in connection with such voting.

      The Norsk Hydro Depositary will inform all registered holders of Norsk Hydro ADSs as to the deadline established by it for providing such voting instructions and become a registered holder of Norsk Hydro ADSs and the underlying shares represented thereby.

      There is no guarantee that holders of Norsk Hydro ADSs will be able to provide voting instructions at the extraordinary general meeting or become a registered holder of the shares represented by their Norsk Hydro ADSs in a timely manner so as to enable their voting instructions to be considered. Neither the Norsk Hydro Depositary nor its agent shall be responsible for failing to carry out any voting instructions, for re-registration of the shares represented by their ADSs or for any other matter related thereto. This means that Norsk Hydro ADS holders may not be able to exercise their right to vote and there may be nothing Norsk Hydro ADS holders can do if the Norsk Hydro ordinary shares underlying their Norsk Hydro ADSs are not voted as requested.

      Alternatively, a holder of Norsk Hydro ADSs may convert the ADSs to ordinary shares and register those shares in the VPS System. A shareholder holding shares through a nominee account must withdraw his shares from the nominee account and register such shares in his own name in Norsk Hydro’s share register with the VPS System. For a description of the VPS System, see ”Description of Statoil’s Shares and Share Capital — The VPS System and Transfer of Shares”.

THE STATOIL EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Matters to be Considered

      At the extraordinary general meeting of Statoil’s shareholders, to be held on [  ], 2007 at [•] [a.m./p.m.] (Oslo time) at [place], Statoil’s shareholders will vote on the following proposals:

•	approval of the merger plan between Statoil and Norsk Hydro attached to this circular/prospectus as Appendix A;

•	election of members to the merged company’s Corporate Assembly and Election Committee;

•	reduction of capital through (i) the cancellation of treasury shares and (ii) the redemption of a portion of the Norwegian State’s shares, in a number sufficient to ensure that the Norwegian State’s ownership interest in Statoil remains unchanged after the cancellation of the treasury shares.

      For details regarding the merger plan and the associated issuance of Statoil ordinary shares to Norsk Hydro’s shareholders, see “The Merger Plan”.

      By approving the merger plan, Statoil’s shareholders will approve changes to Statoil’s articles of association, which would only become effective upon completion of the merger. Those changes include increasing the company’s share capital to permit the exchange of Statoil shares for the Hydro Petroleum business as contemplated by the merger plan, increasing the size of the Corporate Assembly from twelve to eighteen members, of which twelve shall be elected by shareholders and six shall be elected by employees of the merged company, removing reference to the appointment duration for members of the board of directors and the Corporate Assembly and changing the name of the company after the merger. The proposed changes to Statoil’s articles of association are set out in full in the merger plan attached to this circular/prospectus as Appendix A.

      In accordance with the merger plan, of the twelve members to the Corporate Assembly to be elected by shareholders, Norsk Hydro’s election committee shall nominate five and Statoil’s election committee shall nominate seven. Accordingly, the Election Committee of Norsk Hydro has nominated Rune Bjerke, Gro Brækken, Benedicte Schilbred Fasmer, Idar Kreutzer and Kåre Rommetveit and the Election Committee of Statoil has nominated Erlend Grimstad, Greger Mannsverk, Steinar Olsen, Inger Østensjø, Benedicte Berg Schilbred, Olaug Svarva and Ingvald Strømmen for election to the Corporate Assembly of the merged company. Furthermore, the merger plan provides that the merged company shall have an Election Committee composed of four members, of which the election committee of Norsk Hydro and Statoil shall each nominate two. Accordingly, the Election Committee of Norsk Hydro has nominated Benedicte Schilbred Fasmer and Olaug Svarva, and the Election Committee of Statoil has nominated Bjørn Ståle Haavik and Tom Rathke for election to the Election Committee of the merged company. The election of the new Corporate Assembly and Election Committee will be conditional on, and be effective from, completion of the merger.

      Statoil’s annual general meeting on May 10, 2006 authorized the board to repurchase up to 50 million shares in the market for subsequent cancellation. In connection therewith, the Norwegian State agreed to the redemption and the cancellation of a number of its shares proportional to the number of Statoil shares that are repurchased and cancelled. As a result, the Norwegian State’s ownership interest will remain unchanged following such repurchase and cancellation. The Norwegian State has undertaken to vote in favor of such cancellation and redemption at the extraordinary general meeting. Pursuant to the repurchase agreement, the compensation to the Norwegian State for the redeemed shares will be determined by the volume weighted average price paid in the market under the buyback, plus interest at NIBOR + 1 per cent per annum, calculated from the dates of each purchase of shares until the time of cancellation. In accordance with the existing authorization and in reliance on the agreement with the Norwegian State, Statoil has acquired 5,867,000 treasury shares through purchases in the market. The board of directors of Statoil proposes that the company’s share capital be reduced by NOK 50,397,120 by (i) cancellation of such treasury shares and (ii) redemption of 14,291,848 shares owned by the Norwegian State against payment of an amount calculated as described above.

Quorum — Vote Required — Shareholders Entitled to Vote

      Under Norwegian law, there are no quorum requirements applicable to general meetings. The resolution approving the merger plan and the reduction of share capital require the affirmative vote of a two-thirds majority of the share capital represented at the extraordinary general meeting. The election of members to Statoil’s Corporate Assembly and Election Committee is made by simple majority. Under Norwegian law, other than the general right to contest the legality of a decision taken by the general meeting, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the merger plan be approved.

      The Norwegian Government has submitted a “White Paper” proposal to the Norwegian Parliament, in which it endorsed the reasons for the merger and the merger plan and recommended that the Government be authorized by Parliament to vote to approve the merger plan at the Statoil ASA EGM.

      It is necessary to attend the meeting (in person or by proxy) in order to vote on the proposals before the shareholders. In order to attend and vote at the meeting, an acquirer of shares must ensure that such shares are registered in the VPS System prior to the date of the general meeting or provide other evidence of ownership satisfactory to Statoil. A holder of Statoil ADSs who desires to vote at the meeting may instruct Statoil’s ADR Depositary, The Bank of New York, as to the exercise of voting rights pertaining to the deposited Statoil shares represented by the Statoil ADSs, and The Bank of New York shall endeavor, insofar as practicable and permitted, to cause the deposited Statoil shares to be voted in accordance with those instructions. The Bank of New York will distribute further information regarding this procedure and its restrictions to Statoil ADS holders directly. See “Description of Statoil’s American Depositary Shares — Voting Rights.” Alternatively, a holder of Statoil ADSs may withdraw the underlying Statoil shares from the ADR Depositary and register such shares in his own name in Statoil’s share register in the VPS System prior to the date of the general meeting. A shareholder holding shares through a nominee account must also withdraw his shares from the nominee account and register such shares in his own name in Statoil’s share register with the VPS. For a description of the VPS System, see “Description of Statoil’s Shares and Share Capital — The VPS System and Transfer of Shares”.

THE MERGER

      The following is a description of the material aspects of the merger. Statoil and Norsk Hydro encourage you to carefully read this entire circular/prospectus, including the merger plan attached to this circular/prospectus as Appendix A, for a more complete description of the merger.

Background of the Merger; Past Material Contacts with Norsk Hydro

      The board and senior management of Statoil have regularly discussed opportunities for growth as well as Statoil’s overall position in the industry. Norsk Hydro’s board and senior management have also engaged in similar discussions over time, and continued to evaluate the strategic advantages and disadvantages of the integration of Norsk Hydro’s petroleum business with its aluminium business.

      In the course of 2006, in response to increasing competition for access to resources in the international oil and gas industry, Statoil and Norsk Hydro, independently of one another, engaged in a strategic review of their growth strategy and their competitive environment with a view to enhancing their respective competitive positions internationally. Furthermore, in the summer of 2006, Norsk Hydro’s board of directors and senior management began to assess the desirability of operating its aluminium business and its petroleum business within an integrated group, and started to look at a combination with Statoil as one option.

      The companies had had exploratory discussions in 2004 regarding the desirability and feasibility of a merger. On January 12, 2004, Mr. Eivind Reiten, President and Chief Executive Officer of Norsk Hydro, and Mr. Inge K. Hansen, then acting Chief Executive Officer of Statoil, had a meeting to discuss general industry trends, one of which was strategic cooperation. At this meeting, the possibility of closer cooperation between Statoil and Norsk Hydro was raised. During the following two weeks, senior executives of the two companies engaged in further exploratory discussions with respect to the desirability and feasibility of a merger and the issues that would need to be addressed in negotiations. On February 10, 2004, in response to public rumors that Statoil and Norsk Hydro were holding strategic discussions, each company issued a press release, after consultation between Mr. Hansen, Mr. Reiten and Sven Arild Andersen, head of the Oslo Stock Exchange, acknowledging that the two companies had engaged in preliminary discussions with respect to the possibility of closer cooperation but that such discussions had been terminated. The discussions were terminated because Statoil’s and Norsk Hydro’s management had determined that publication of the rumours made it impossible to continue any exploratory merger discussions because the media attention would prevent the parties from engaging in constructive confidential negotiation. The merger discussions in 2004 had remained at a very early stage and had not matured sufficiently for a full board evaluation by either company.

      Morgan Stanley had originally performed financial advisory and investment banking services for Statoil in the context of the contemplated transaction in 2004. Given its previous involvement, Morgan Stanley worked with Statoil between May 2006 and November 2006 examining various strategic options, including a merger with the oil and gas business of Norsk Hydro. This work included the valuation of Norsk Hydro, evaluation of potential transaction structures, and addressing various strategic and tactical issues.

      Goldman Sachs and Citigroup had advised Norsk Hydro regarding different strategic options over the past two years. As part of the in-depth review conducted by Norsk Hydro of the structural options for its two key business areas in 2006, Goldman Sachs was retained as Norsk Hydro’s primary advisor in June 2006. Goldman Sachs worked with Norsk Hydro to assess and evaluate the impact on shareholder value of several strategic options, including a possible de-merger of Hydro Petroleum and subsequent combination with Statoil. Among the alternative options considered were the acquisition of other exploration and production companies and the demerger and subsequent separate listing of the Norsk Hydro aluminium business. These options were evaluated with respect to a number of criteria, such as the potential to create shareholder value and feasibility. The merger of Hydro Petroleum with Statoil was considered by management of Norsk Hydro to best fulfill such criteria.

      On August 29 and October 17, 2006, Mr. Reiten, President and Chief Executive Officer of Norsk Hydro, and Mr. Lund, President and Chief Executive Officer of Statoil, met to discuss a number of topics of mutual interest including the strategic options available to the two companies in light of the changes in the global energy industry such as consolidation among industry players, rising energy prices, increased competition for access to resources and higher production costs due to capacity constraints. At the Norsk Hydro board meeting held on October 30, in the course of which strategic issues related to both Norsk Hydro’s oil and gas and aluminium businesses were discussed, the board expressed support for the CEO to explore the basis for negotiations on a possible combination of the company’s oil and gas activities with Statoil, amongst other alternatives. On November 3, 2006, Mr. Reiten and Mr. Lund met to discuss strategic options for the two groups, including a discussion of a possible merger of Statoil and the oil and gas activities of Norsk Hydro and also explored the necessary pre-conditions for a successful negotiation of a potential merger. They discussed the strategic rationale for a possible merger, identified key negotiation topics and discussed the design of a possible merger process. These discussions were further progressed in meetings held between them on November 15, November 30 and December 12, 2006. These meetings addressed key elements of principle for a “merger of equals”, such as pricing principles and general organizational principles. Statoil and Norsk Hydro agreed that any combination among them should be informed by the principles of a merger of equals in light of the companies’ status as Norway’s significant oil and gas companies, their commonality of interests in several producing fields and the objective of preserving Hydro Petroleum management and technical competencies as part of the merged company. The companies believe that those principles were eventually successfully implemented through, among other things, the composition of the merged company’s board and senior management which is expected to include Norsk Hydro representatives, including the merged company’s chairman. Representatives from Goldman Sachs and Morgan Stanley were present at the November 15 meeting and presented possible approaches to arrive at a merger ratio in the event of a merger after a preparatory meeting amongst themselves on November 9th.

      While discussions among the CEOs progressed, a meeting was held on November 24, 2006 in Oslo between Mr. Sætre and Mr. Ottestad, together with a small group of other senior executives from the two companies. The meeting was exploratory in nature and focused on identifying the technical and financial preconditions for a possible negotiation. The possible deal structures were discussed including the simultaneous demerger of Hydro Petroleum and merger with Statoil and the all-stock nature of the combination and Statoil as the surviving company. The parties also discussed the scope of the assets and liabilities of Norsk Hydro that could be part of a possible merger, and the level of debt to be transferred. In addition, the parties outlined in broad terms the scope of and process for a due diligence review. Possible price adjustment mechanisms between the effective date of the merger and closing were discussed but not agreed. The parties ended the meeting with a discussion of the overall timetable contemplating negotiations between Christmas and New Year of 2007 with an announcement immediately thereafter. In light of the exploratory nature of the discussions, and absent any board mandate to negotiate, which was at that time outstanding, no agreement on the substance of the transaction was reached at the meeting.

      Executives from both companies held further meetings and conference calls on November 30, December 8, December 12 and December 13, 2006 to discuss the topics addressed at the November 24 meeting and other issues relating to the potential transaction and the approval process. On December 13, 2006, a confidentiality agreement was entered into by Norsk Hydro and Statoil. While progress was made in identifying issues and designing further the process, those discussions remained preliminary in nature and all of the principal terms of the transaction, including the merger ratio, were still outstanding.

      The board of Norsk Hydro held a regularly scheduled board meeting on December 13, 2006, at which an update was given on the discussions that had been held with Statoil. The board again expressed support for the CEO to continue to explore the basis for negotiations of a possible combination of the company’s oil and gas activities with Statoil, amongst other alternatives. In addition, it was proposed that the Norwegian government be contacted in order to obtain its views with respect to a possible merger of Statoil and Hydro Petroleum.

      The board of Statoil met on December 13 and 14, 2006 principally to discuss ordinary course matters relating to Statoil’s business, as well as to be informed of the recent discussions between Mr. Lund and Mr. Reiten. Mr. Lund described to the board his understanding of Norsk Hydro’s views with respect to its oil and gas business. It was contemplated that another board meeting would be held on December 21, 2006 and that a decision on whether to engage in formal negotiations would be taken at that meeting. In addition, it was proposed that the Norwegian government be contacted regarding its views with respect to a possible merger.

      Mr. Reiten and Mr. Reinas, the Chairman of the Norsk Hydro board, met with the Minister of Trade and Industry on December 14 to inform him of the ongoing discussions. Also in the evening of December 14, the Chairman of the board of Statoil, Mr. Jannik Lindbæk, and Mr. Lund briefed the Minister of Petroleum and Energy and the Secretary General of the Ministry of Petroleum and Energy about the ongoing contacts between the two companies. On December 15, Mr. Reiten and Mr. Lund met with the Prime Minister of Norway and representatives of the government to give them a similar briefing. In the course of the afternoon of December 15, representatives of the government were contacted and informed that Statoil and Norsk Hydro contemplated entering into merger negotiations during the ensuing weekend. Also in the afternoon of December 15, Mr. Reiten and Mr. Lund agreed that they would clarify with their respective board whether a basis existed for an accelerated timetable for the transaction. Accordingly, extraordinary board meetings were called for December 16 and 17 and the two chief executive officers began in the evening of December 15 to brief individual board members on the status of the discussions. The following morning Mr. Reiten and Mr. Lund again met to review the feasibility of an accelerated negotiation leading to announcement on December 18; the two concluded that the conditions for such a process were present and agreed that they would recommend to their respective board that they provide them with the mandate to negotiate the terms of the merger.

      The Statoil board held a conference call on December 16 to discuss the possible merger. Mr. Lund and Mr. Tom Melbye Eide, General Counsel of Statoil, attended this meeting, gave a presentation on the status of the negotiations and briefed the board on the proposed terms of a draft integration agreement. The board agreed to meet the following day to evaluate the result of further negotiations and an updated integration agreement. On the same date, the board of Norsk Hydro held a board meeting to discuss the status of the discussions and to formulate a mandate to negotiate.

      During the weekend of December 16 and December 17, 2006, the parties engaged in intensive discussions and negotiations, acting pursuant to mandates from their respective boards, with a view to arriving at a binding agreement to be announced in the morning of Monday, December 18. In the course of those meetings, the parties engaged in a review of their respective businesses and in negotiation of the integration agreement, a draft of which was first provided to Statoil on December 15, including key terms of the transaction, with the assistance of their respective financial and legal advisors. In the late afternoon of Sunday, December 17, shortly prior to the board meetings that had been convened for that evening, a merger ratio of 0.8622 Statoil shares per Norsk Hydro share was agreed between Mr. Lund and Mr. Reiten. A follow-up meeting with the Prime Minister of Norway and representatives of the government was also held on December 17 to update the principal shareholder of both companies of the result of the negotiations.

      During the evening of December 17, 2006, the board of directors of Statoil met to approve the merger of Statoil and Hydro Petroleum. Also attending this meeting were Mr. Lund and representatives of Morgan Stanley and Thommessen Krefting Greve Lund AS, Norwegian legal advisor to Statoil. Mr. Sætre and Mr. Eide gave a presentation on the background, financial aspects, merger ratio, result of negotiations and the draft integration agreement. Morgan Stanley provided an opinion that, as of December 17, 2006 and subject to various considerations consistent with those relating to and described in its March 13, 2007 opinion, the merger ratio of 0.8622 Statoil shares per Norsk Hydro share was fair from a financial point of view to Statoil’s ordinary shareholders. Various aspects of the transaction and the process going forward were discussed, including the structure and proposed operations of the merged company. The board unanimously approved the merger on the terms and conditions of the integration agreement.

      On December 17, 2006, the board of Norsk Hydro held a board meeting to approve the merger of Hydro Petroleum with Statoil. Mr. Reiten, Mr. Odd Ivar Biller, Chief Legal Officer of Norsk Hydro, and Mr. Tor Ove Horstad, Head of Corporate M&A of Norsk Hydro, presented the status of the negotiations of the integration agreement. Various aspects of the transaction and the process going forward were discussed, including the structure and proposed operations of the new company. The board noted in particular that the terms of the proposed transaction appropriately reflected the principles of a merger of equals through the proposed composition of the senior management team, the fact that the company created by the merger would have a new name and the fact that affected employees from Norsk Hydro and Statoil would have equal opportunity to be employed in the merged company. Goldman Sachs provided an oral opinion, later confirmed in writing, that, as of December 18, 2006 and subject to various considerations, the merger ratio of 0.8622 Statoil shares per Norsk

Hydro share was fair from a financial point of view to Norsk Hydro’s shareholders. The board unanimously approved the merger on the terms and conditions of the integration agreement.

      During the morning of December 18, 2006, the two companies signed the integration agreement and announced the transaction shortly thereafter.

      The integration agreement contemplated that the companies would engage in a due diligence exercise for the purpose of confirming the information exchanged between the companies prior to signing the integration agreement that formed the basis for the determination of the merger ratio. On January 27, 2007, representatives of Statoil and Norsk Hydro’s senior management met in Stavanger to present and discuss information relating to their respective businesses. On January 28, the board of directors of Norsk Hydro met to review the findings of the due diligence exercise and authorized Norsk Hydro’s management to negotiate and approve possible amendments to the terms and conditions of the integration agreement. On the same day, the board of directors of Statoil held a telephone meeting during which it was informed of the main due diligence findings. The board mandated Mr. Lund to continue the discussion with Norsk Hydro and approve possible amendments to the integration agreement. Later that day Statoil and Norsk Hydro agreed that, in light of information that was exchanged in the course of due diligence review, including but not limited to the disclosure of an increase in Statoil’s indebtedness, Hydro Petroleum’s liabilities to be transferred in the demerger would include interest-bearing debt in the amount of NOK 1 billion, instead of the nil amount which the parties had contemplated at the time the integration agreement was signed and the merger was first announced. The parties announced their agreement on January 29, 2007. On January 30, 2007 the parties signed an addendum to the integration agreement through which the two companies confirmed that the due diligence review had been completed and agreed to the increase in Hydro Petroleum’s net interest-bearing debt described above.

      On March 7, 2007, the board of directors of Norsk Hydro and Statoil agreed to recommend to their respective shareholders that the merged company initially be named StatoilHydro ASA. The merged company will develop a proposal for a new name and logo based on business strategy, vision and values, which shall be different from the present companies’ names. The proposal will be presented at the first ordinary general meeting of shareholders in 2008. The merged company’s retail business will operate under the name Statoil until a new name is adopted and may continue to operate under that name going forward.

      On March 12, 2007, the board of directors of Norsk Hydro met to approve, among other matters, the merger plan. Goldman Sachs delivered an oral opinion, subsequently confirmed in writing, that, as of March 12, 2007 and subject to various considerations, the merger ratio of 0.8622 Statoil shares per Norsk Hydro share pursuant to the merger plan was fair from a financial point of view to the shareholders of Norsk Hydro; this opinion reflected events which took place between December 18, 2006 and March 12, 2007, and replaced and superseded the opinion rendered to the board of directors of Norsk Hydro dated December 18, 2006. Following discussion of the terms of the merger plan, the board unanimously determined that the merger plan and the transactions contemplated thereby were fair to and in the best interest of Norsk Hydro and Norsk Hydro shareholders, and approved the merger plan.

      On March 13, 2007, the board of directors of Statoil met to approve, among other matters, the merger plan. Morgan Stanley provided an oral and written opinion that, as of March 13, 2007 and subject to various considerations, the merger ratio of 0.8622 Statoil shares per Norsk Hydro share was fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil. Following discussion of the terms of the merger plan, the board unanimously determined that the merger plan and the transactions contemplated thereby were advisable and in the best interest of Statoil and Statoil’s shareholders, and approved the merger plan.

      On March 30, 2007, the Norwegian Government submitted a “White Paper” proposal to the Norwegian Parliament in which it endorsed the reasons for the merger and the merger plan and recommended that the Government be authorized by Parliament to vote to approve the merger plan at the extraordinary general meetings of the two companies.

Reasons for the Merger

      Statoil and Norsk Hydro believe that the combination of Statoil with Hydro Petroleum will create a Norwegian-based international oil and gas company that will be able to compete with the oil and gas industry’s global leaders, important regional players, including national oil companies operating in OPEC and other major producing countries, as well as new competitors from emerging economies. The combined entity will be a more forceful international competitor than either Statoil or Hydro Petroleum would be on its own, with greater capabilities to accelerate growth, respond to the challenging competitive landscape of the energy industry and deliver long-term value to shareholders. In addition, the merged company is expected to ensure a more efficient sustainable development of the Norwegian Continental Shelf, or the NCS.

      The merged company will have 3.9 billion boe pro forma combined proved developed reserves as of December 31, 2006, and will benefit from:

•	industry leading sub-sea technology and highly developed skills in advanced drilling and well technology innovation;

•	strengthened production and development portfolio in Norway and internationally;

•	presence in nearly 40 countries;

•	extensive exploration and project execution and operation skills;

•	strengthened position as a reliable European energy supplier thanks to the world’s largest system of offshore gas pipeline, several large gas fields with proven regularity, quality and competitive cost levels and a professional and transparent system of regulation for the overall gas infrastructure system;

•	integrated refining and marketing, with substantial trading business; and

•	leading position in pursuing cleaner and more sustainable energy production, including carbon capture and storage.

      Statoil and Norsk Hydro believe that the benefits of the business combination will be realized in several different areas:

      Strength and scale. The business combination will create the world’s largest operator of offshore fields at water depths of more than 100 meters and one of the world’s leading oil and energy companies. The merged company will have greater financial, operational and technical strengths that should enable it to pursue more effectively additional growth opportunities. For example, it is expected that:

•	greater scale and financial strength will improve access to reserves and production as producing countries have been imposing increasingly more demanding access conditions;

•	as the oil and gas industry is increasingly subject to geo-political factors, relations with host governments are increasingly important. The merged company will be able to leverage the experience and expertise of Statoil and Hydro Petroleum in negotiations with host governments and national oil companies;

•	by better utilizing its available internal pool of talent with a combined workforce of 31,000, of which 20,000 work in the exploration and production activities, the merged company will better address the current shortage of qualified personnel in the oil and oil service industries;

•	as the world’s largest operator of offshore fields at water depths of more than 100 meters, the merged company will be a more attractive counterparty for oil service companies, oil rig operators and suppliers. In the current capacity-constrained market environment, this is expected to result in better use of resources in the medium term and slower cost inflation of important production inputs than if the companies were operating separately; and

•	by combining the resources of Statoil and Hydro Petroleum, the merged company will be able to better respond to the increasing demand for renewable energy than the companies will be capable of individually.

      Geographic fit and operational benefits. The exploration and production assets of Statoil and Hydro Petroleum are largely complementary with overlap in Norway (where Statoil has an interest in all but six of the producing fields in which Hydro Petroleum also participates). In addition, Statoil is present in all countries where Hydro Petroleum has production licensees, except in Canada. Statoil and Norsk Hydro believe that the merged company will realize operational benefits from the combination of these assets. In particular, the integration of Statoil’s and Hydro Petroleum’s operations on the Norwegian Continental Shelf is expected to provide an opportunity to increase efficiency of operations and improve utilization of resources, which, in turn, is expected to improve operations and extend the lifetime of existing fields in production on the Norwegian Continental Shelf. Statoil and Norsk Hydro expect that as exploration of the shelf progresses, new finds will be progressively smaller and more difficult to develop and there will be further pressure to increase the efficiency of operations. It is expected that the integration of Statoil’s and Hydro Petroleum’s operations will strengthen the merged company’s ability to explore for, develop and produce oil and gas in technically challenging frontier regions of the Norwegian Continental Shelf such as the Barents Sea.

      Stronger global exploration and production or presence. By combining the portfolios of production assets and development projects of Statoil and Hydro Petroleum, the merged company will benefit from an expanded geographic footprint as well as from a stronger presence in several geographic areas, including the Gulf of Mexico, North Africa and West Africa. It will also secure an improved comprehensive portfolio of projects under development and a more diversified portfolio of future developments. Finally, by combining the resources of Statoil and Hydro Petroleum, the merged company will be able to undertake simultaneously multiple exploration and development projects worldwide and, with time, achieve greater geographic diversification in production assets. Statoil and Norsk Hydro believe that geographic diversification in production assets is of crucial strategic importance to reduce the risk of depletion of their combined proved reserves in the medium to long term.

      Capitalizing on technological leadership. Both Statoil and Norsk Hydro have been at the forefront of offshore exploration and production technology and have pioneered sub-sea developments, multiple-phase pipeline technology, lateral and long-reach drilling technology and thin oil-zone technology. Statoil and Norsk Hydro believe that the ability to combine their respective skills and efforts in technology innovation and development will help stimulate more rapid developments and consolidate the merged company’s position among the most innovative and technology-driven oil companies. In addition, Statoil and Norsk Hydro believe that specialized technological expertise from the two companies and a broader technology portfolio in advanced technologies and alternative energy will allow the merged company to leverage more effectively its technological know-how, negotiating access to resources, in expanding its international exploration and production presence and addressing the future challenges on the NCS, especially in its Arctic area.

      Complementary management strategies. Statoil and Norsk Hydro share certain fundamental management philosophies and corporate values, including commitments to sustainable growth and financial discipline, innovation and use of technology, a high standard of environmental and technology safety, renewable energy and carbon capture and ethical standards. The two companies are equally committed to actively supporting the communities where they operate and promoting diversity and opportunity in the companies’ workforces and among their respective business partners. Statoil and Norsk Hydro believe that complementary strategic commitments and corporate values will facilitate a smooth integration of Statoil and Hydro Petroleum and increase the prospects for value creation.

      Synergies and cost savings. Statoil and Norsk Hydro believe that the merger will give rise to substantial synergies and cost savings that will be achieved in full by 2009-2010 once the integration process is completed. Cost synergies are expected to include both increased efficiencies in development, operations and explorations activities, as well as within administration and business support activities. Important measures to realize the operating cost synergies will be reduced external sourcing, and internal redeployment of personnel. Part of the synergies will be reflected in lower future capital expenditure. Norsk Hydro and Statoil believe that redundancies will be addressed through natural attrition and other measures to be discussed with the trade unions.

Recommendation of, and Factors Considered by, the Norsk Hydro Board

      At its meeting on March 12, 2007, the Norsk Hydro board unanimously determined that the merger plan and the transactions contemplated thereby were fair to and in the best interests of Norsk Hydro and Norsk Hydro’s shareholders. The Norsk Hydro board unanimously recommends the approval and adoption of the merger plan and the transactions contemplated thereby by Norsk Hydro’s shareholders. In reaching its decision, the Norsk Hydro board consulted with Norsk Hydro’s management and its financial advisors. In addition to the reasons set forth above under “Reasons for the Merger”, the Norsk Hydro board considered, among others, the following factors:

•	The current industrial, economic and market conditions and their effects on the oil and gas industry. In particular, the Norsk Hydro board considered that global competition in the industry has increased with respect to replacing reserves and delivering growth, that an increasing proportion of remaining resources were expected to be under the control of national oil companies and that measures must be evaluated to increase the company’s negotiating advantage vis-à-vis such players.

•	That the energy company formed by the merger would combine the best of Norwegian expertise to create the world’s largest offshore operating company for fields at water depths of more than 100 meters with world-leading technological capabilities, a strong financial position and the scale to pursue a greater number of opportunities internationally. The board judged that the combination of these factors would form the basis for significantly higher long-term shareholder value generation than if Hydro Petroleum continued to operate in the existing Norsk Hydro context.

•	The merger ratio for the merger, the resulting ownership interest in the merged company by Hydro’s current shareholders and the other key financial aspects of the merger proposal.

•	That Norsk Hydro management would continue to have significant responsibilities in the merged company and that the proposed merger model recognized the operational, technical and commercial competence strengths within the current Norsk Hydro organization.

•	That experience and competence from Norsk Hydro will be well represented in the board of directors of the merged company.

•	That the principle of merger of equals would guide the assignment of positions and the allocation of responsibilities in the merged company and the seniority of employees of Norsk Hydro and Statoil would be given equal consideration.

•	That geographic location and the new name of the merged company would reflect equality between the parties in the merger.

•	The current industrial, economic and market conditions and their effects on the aluminium industry. In particular that restructuring of Hydro Aluminium was progressing satisfactorily and the business was demonstrating competitive returns, thus forming the basis for an attractive and sustainable continuation of Norsk Hydro.

•	That the proposed transactions would allow both Hydro Petroleum and Norsk Hydro’s aluminium and power businesses to be valued by shareholders on their respective business merits and not in the existing conglomerate context.

•	That the proposed transaction is structured as a tax-free reorganization (demerger) and is expected not to be taxable in Norway either to Norsk Hydro or its shareholders.

•	The opinion, dated March 12, 2007, of Goldman Sachs to the Norsk Hydro board to the effect that, as of that date, the merger ratio was fair from a financial point of view to Norsk Hydro and Norsk Hydro’s shareholders based upon and subject to various considerations set forth in the opinion.

•	The risks and potential rewards associated with, as an alternative to the merger, continuing to execute Norsk Hydro’s strategic plan as a combined oil and energy and aluminium company and the feasibility of potential business combinations or joint ventures with an entity other than Statoil.

•	The long-time associations between Statoil and Norsk Hydro, and their knowledge of each other’s business.

      The Norsk Hydro board also identified and considered risks and potential disadvantages associated with the merger, including:

•	The risk that there may be difficulties in combining the operations of Hydro Petroleum with Statoil. In particular, the Norsk Hydro board considered the possibility that the process of planning for the integration of Statoil and Hydro Petroleum and the regulatory approval process and effects might adversely affect the delivery of Hydro Petroleum performance targets. The board noted that the integration risk will be mitigated by the appointment of a dedicated team to plan and execute an efficient integration process.

•	The risk that the potential benefits sought in the merger might not be fully realized, including the possibility of encountering difficulties in achieving cost savings in the amounts currently estimated or in the time frame currently contemplated.

•	That the merger will include risks commonly associated with similar transactions, including unanticipated liabilities and unanticipated costs; and that the merged company may also experience operational interruptions or the loss of key employees, customers or suppliers.

•	The risk of diverting management focus and corporate resources from other strategic opportunities and operational matters for an extended period of time.

•	The risk that the merger plan is subject to many factors, such as approval by public authorities, non-occurrence of major negative changes prior to the extraordinary general meetings of both companies and approval of the merger by the general meetings of both companies.

      In the judgment of the Norsk Hydro board, the potential benefits of the merger outweigh the risks and the potential disadvantages. The foregoing discussion of the recommendations and factors by the Norsk Hydro board is not exhaustive but does include the material factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger plan, the Norsk Hydro board did not quantify or assign relative weights to the factors considered in reaching its conclusion. Rather, the board views its recommendation as being based on the totality of the information presented to and considered by it. In considering the recommendation of the Norsk Hydro board with respect to the merger, you should also be aware that some executive officers of Norsk Hydro, who have supported the transaction, have interests in the merger that may be different from, or in addition to, the interests of Norsk Hydro’s shareholders generally. The Norsk Hydro board was aware of these interests in approving the merger and merger plan. Please refer to “Interests of Certain Persons in the Merger” for more information about these interests. Finally, it should be noted that this explanation of the reasoning of the Norsk Hydro board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statements Concerning Forward-Looking Statements” of this document.

Recommendation of, and Factors Considered by, the Statoil Board

      At its meeting on March 13, 2007, the Statoil board, by unanimous vote of the directors, determined that the merger plan and the transactions contemplated thereby were advisable and in the best interests of Statoil and Statoil’s shareholders. The Statoil board has unanimously approved the merger plan and recommends the approval and adoption of the merger plan and the transactions contemplated thereby by Statoil’s shareholders. In reaching its decision, the Statoil board consulted with Statoil’s management, as well as its financial and legal advisors. In addition to the reasons set forth above under “Reasons for the Merger”, the Statoil board considered, among others, the following factors:

•	The current industry, economic and market conditions and their effects on the oil and gas industry. In particular, the Statoil board considered that global competition in the industry has increased as a result, among other things, of the emergence of new competitors and because an increasing number of companies are facing the same challenges with respect to delivering growth.

•	Statoil’s results of operations and competitive prospects in the oil and gas industry. In particular, the Statoil board considered the current competitive environment and expected developments and the relative sizes of Statoil and other participants in the oil and gas industry.

•	Statoil board’s belief that the merged company will be more competitive in the global oil and gas industry and will be able to ensure further development of the NCS in the deeper waters and in the Arctic zones.

•	The merger ratio, the resulting ownership interest in Statoil by Statoil’s current stockholders and the other key financial aspects of the merger proposal.

•	The merged company will mainly build on Statoil’s organizational model and management systems. Statoil’s current management will continue to have significant management responsibilities in the merged company.

•	The proposed transaction structure and the merger plan.

•	The proposed transaction is structured as a tax free reorganization (demerger) and is not expected to be taxable in Norway either to Statoil or its shareholders.

•	Under IFRS, the proposed merger will be accounted for as a transaction between entities under common control.

•	The opinion, dated March 13, 2007, from Morgan Stanley to the Statoil board to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the merger ratio was fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil.

•	Statoil board’s belief that the merged company will be able to consider future transactions that would otherwise be hard to achieve for Statoil.

•	The risks and potential rewards associated with, as an alternative to the merger, continuing to execute Statoil’s strategic plan as an independent entity and the feasibility of potential business combinations or joint ventures with an entity other than Hydro Petroleum.

•	The long-time associations between Statoil and Norsk Hydro, and their knowledge of each other’s business.

      The Statoil board also identified and considered risks and potential disadvantages associated with the merger, including:

•	The risk that one or more of the conditions to completion of the transactions according to the merger plan, including approvals and consents by public authorities, non-occurrence of major negative changes prior to the extraordinary general meeting of both companies and approval of the merger by general meetings of both companies, may not be satisfied or may delay the closing and completion of the merger.

•	The risk that there may be difficulties in combining the operations of Statoil and Hydro Petroleum. In particular, the Statoil board considered the possibility that the process of planning for the integration of Statoil and Hydro Petroleum and the regulatory approval process and effects might adversely affect the delivery of Statoil business performance targets. The board noted that the integration risk will be mitigated by the appointment of a dedicated team to plan and execute an efficient integration process.

•	The risk that the potential benefits sought in the merger might not be fully realized, including the possibility of encountering difficulties in achieving cost savings in the amounts currently estimated or in the time frame currently contemplated.

•	The merger will include risks commonly associated with similar transactions, including unanticipated liabilities and unanticipated costs. The merged company may also experience operational interruptions or the loss of key employees, customers or suppliers.

•	The risk of diverting management focus and corporate resources from other strategic opportunities and operational matters for an extended period of time.

      In the judgment of the Statoil board, the potential benefits of the merger outweigh the risks and the potential disadvantages. The foregoing discussion of the factors considered by the Statoil board is not exhaustive but does include the material factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger plan, the Statoil board did not quantify or assign relative weights to the factors considered in reaching its conclusion. Rather, the board views its recommendation as being based on the totality of the information presented to and considered by it. In considering the recommendation of the Statoil board with respect to the merger, you should also be aware that some executive officers of Statoil, who have supported the transaction, have interests in the merger that may be different from, or in addition to, the interests of Statoil’s shareholders generally. The Statoil board was aware of these interests in approving the merger and merger plan. Please refer to “Interests of Certain Persons in the Merger” for more information about these interests. Finally, it should be noted that this explanation of the reasoning of the Statoil board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statements Concerning Forward-Looking Statements”.

Opinion of Norsk Hydro’s Financial Advisor

      Goldman Sachs rendered its opinion to Norsk Hydro’s board of directors that, as of March 12, 2007 and based upon and subject to the factors and assumptions set forth therein, the merger ratio pursuant to the merger plan is fair from a financial point of view to the holders of the shares of Norsk Hydro common stock. This opinion reflected events which took place between December 18, 2006 and March 12, 2007, and replaced and superseded the opinion rendered to the board of directors of Norsk Hydro, dated December 18, 2006, in relation to the memorandum of understanding entitled the Merger Agreement dated December 18, 2006, between Norsk Hydro and Statoil, which is superseded by the merger plan between Norsk Hydro and Statoil attached to this circular/prospectus as Appendix A. Except to reflect events that occurred between December 18, 2006 and March 12, 2007, there were no material changes to the March 12, 2007 opinion from the December 18, 2006 opinion.

      The full text of the written opinion of Goldman Sachs, dated March 12, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C. Goldman Sachs provided its opinion for the information and assistance of Norsk Hydro’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any shareholder of Norsk Hydro should vote with respect to the merger.

      In rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things, the merger plan; the plan for demerger between Norsk Hydro Produksjon AS and a newly formed limited company wholly owned by Norsk Hydro; annual reports to shareholders and Annual Reports on Form 20-F of Norsk Hydro for the five fiscal years ended December 31, 2005; certain unaudited financial information prepared by the management of Norsk Hydro relating to Hydro Petroleum for the fiscal years ended December 31, 2006, 2005 and 2004; certain unaudited financial information prepared by the management of Norsk Hydro for the fiscal year ended December 31, 2006; certain interim reports to shareholders of Norsk Hydro; certain other communications from Norsk Hydro to its shareholders; certain internal financial analyses and forecasts for the Hydro Petroleum prepared by the management of Norsk Hydro (the “Forecasts”); certain internal financial information prepared by the management of Norsk Hydro; and certain publicly available research analysts reports with respect to the expected future financial performance of Norsk Hydro. With respect to Statoil, Goldman Sachs reviewed annual reports to shareholders and Annual Reports on Form 20-F of Statoil for the five fiscal years ended December 31, 2005; certain unaudited financial information prepared by the management of Statoil for the fiscal year ended December 31, 2006; certain interim reports to shareholders of Statoil; certain other communications from Statoil to its shareholders; certain internal financial information prepared by the management of Statoil; and certain publicly available research analysts reports with respect to the future financial performance of Statoil, including certain reports that Goldman Sachs discussed with the management of Norsk Hydro as to the appropriateness of their use for purposes of its analysis. Goldman Sachs also held discussions (i) with members of the senior management of Norsk Hydro regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Hydro Petroleum and of Norsk Hydro and their discussions with Statoil with respect to the past and current business operations, financial condition and future prospects of Statoil and (ii) with members of the senior management of Statoil regarding their assessment of the past and current business operations and financial condition of Statoil. In addition, Goldman Sachs reviewed the reported price and trading activity for the Norsk Hydro ordinary shares and Statoil ordinary shares, compared certain financial information for Hydro Petroleum and certain financial and stock market information for Norsk Hydro and Statoil with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of the Norsk Hydro board of directors that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Norsk Hydro. Statoil did not make available to Goldman Sachs or Norsk Hydro its projections of expected future financial performance. Accordingly, with the consent of Norsk Hydro, the review by Goldman Sachs of such matters was limited to discussions with members of the senior management of Norsk Hydro and Statoil, including discussions with the senior management of Norsk Hydro regarding certain research analyst estimates of the future financial performance of Statoil. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger contemplated by the merger plan will be obtained without any adverse effect on Norsk Hydro, Hydro Petroleum or Statoil or on the expected benefits of the merger in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to, nor did it address, the value of the portion of Norsk Hydro that will not be demerged from Norsk Hydro. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Norsk Hydro, Hydro Petroleum or Statoil or any of their respective subsidiaries, nor was Goldman Sachs furnished with any such evaluation or appraisal. Goldman Sachs’ opinion does not address the underlying business decision of Norsk Hydro to engage in the transaction, nor does it express any opinion as to the prices at which Norsk Hydro ordinary shares or Statoil ordinary shares will trade at any time.

      The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Norsk Hydro in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 9, 2007, and is not necessarily indicative of current market conditions.

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Norsk Hydro and Statoil to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the oil and gas industry:

•	BP plc

•	Exxon Mobil Corporation

•	Royal Dutch Shell plc

•	Anadarko Petroleum Corporation

•	Chevron Corporation

•	ConocoPhillips

•	ENI S.p.A.

•	Repsol YPF, S.A.

•	Total S.A.

      Although none of the selected companies is directly comparable to Hydro Petroleum or Statoil, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Hydro Petroleum and Statoil.

      Goldman Sachs also calculated and compared various financial multiples and ratios based on market data as of March 9, 2007, information it obtained from public company filings, IBES estimates and Goldman Sachs Research. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	levered market capitalization, which is the market value of common equity plus the book value of debt less cash, as a multiple of debt-adjusted cash flow, or DACF, defined as after-tax cash flow from operations excluding net working capital changes plus after-tax debt service payments.

      The results of these analyses are summarized as follows:

Levered Market	Selected Companies
Capitalization
as a multiple of DACF	Range	Median	Statoil

2006	5.3x-8.2x	6.1x	5.7x
2007E	5.2x-7.9x	6.3x	5.3x
2008E	5.1x-7.9x	6.1x	4.8x

Based on public filings and Goldman Sachs Research estimates.

      Goldman Sachs also calculated the selected companies’ price/earnings ratios. The following table presents the results of this analysis:

Selected Companies

Price/Earnings Ratio:	Range	Median	Statoil

2006	6.8x–10.9x	8.6x	8.3x
2007E	7.7x–11.4x	9.5x	9.2x
2008E	7.7x–11.6x	9.4x	8.6x

Based on IBES estimates.

      Goldman Sachs also considered three-year average finding and development costs, reserve replacement ratios or RRR, five-year compound annual growth rates of production for the five fiscal years ending in 2005 (five fiscal years ending in 2006 for Statoil and Hydro Petroleum) and return on average capital employed, or ROACE, for 2005 for the selected companies (2006 for Statoil).

      The following table presents the results of this analysis:

	Selected Companies
			Hydro
	Range	Median	Petroleum	Statoil

Three-Year Average F&D Cost ($/barrel)	$5.8–$13.1	$8.8	$14.7	$14.0
Three-Year Average RRR	33%–204%	133%	40%	94%
5-Year Compound Annual Growth Rate of Production	(6)%–77%	3%	2%	5%
ROACE 2005	8.5%–31.5%	20.4%	NA	27.1%

Based on JS Herold.

      Analysis at Various Ownership Levels. Goldman Sachs performed certain analyses, based on historical information and projections provided by management of Norsk Hydro, at relative ownership levels for Norsk Hydro shareholders ranging from 30% to 34%. Assuming a share price of NOK156.25 for Statoil ordinary shares, and ownership ranging from 30% to 34%, Goldman Sachs calculated for Norsk Hydro the implied total equity consideration (on a diluted basis) and implied enterprise value, the ratio of enterprise value to DACF, the ratio of enterprise value to proved reserves (measured in barrels of oil equivalents, or boe) and the ratio of price to earnings. The following table presents the results of Goldman Sachs’ analysis based on the relative ownership of 32.7%:

		Norsk Hydro

Ownership in the merged entity		32.7%
Implied merger ratio		0.8622
Equity consideration — diluted		NOK 162.9bn
Enterprise value		NOK 170.0bn
Enterprise value/ DACF	FY 2005	7.2x
	FY 2006	6.3x
Enterprise value/ reserves (boe)		$14.4
Price to earnings ratio	FY 2005	15.2x
	FY 2006	14.9x

(1)	The enterprise value of NOK 170bn is comprised of the equity consideration to be paid by Statoil plus the net interest-bearing debt of 1bn of Hydro Petroleum plus the aggregrate amount of a NOK 5 per share dividend to be distributed to Norsk Hydro shareholders prior to completion of the merger.

     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected upstream oil and gas asset transactions on the Norwegian Continental Shelf since 2002:

•	Fortum Oyj/ ENI S.p.A.

•	BP plc/ DONG Energy A/ S

•	Norsk Hydro ASA, Svenska Petroleum Exploration AB/ Statoil ASA

•	Government of Norway/ Norsk Hydro ASA

      For each of the selected transactions, Goldman Sachs calculated and compared the levered market capitalization as a multiple of latest reported estimated proved reserves. Goldman Sachs also calculated the levered market capitalization compared to proved reserves for Statoil, based on Statoil’s current share price.

      The following table presents the results of this analysis:

	Selected Transactions
			Proposed
Levered Market Capitalization as a Multiple of:	Range	Median	Transaction	Statoil

Proved Reserves ($/boe)	$2.1-$6.1	$5.5	$14.4	$13.5

Based on JS Herold.

      Contribution Analysis. Goldman Sachs reviewed specific historical and estimated future operating and financial information including, among other things, earnings before interest, taxes, depreciation and amortization, or EBITDA, Discretionary Cash Flow, or DCF, Debt-Adjusted Cash Flow, or DACF, production and reserves for Hydro Petroleum, Statoil and the merged company based on Norsk Hydro and Statoil public company reports and Goldman Sachs Research forecasts. The following table presents the results of this analysis:

	Hydro Petroleum Contribution

	EBITDA	DCF	DACF	Production	Reserves

2004	33.7%	34.0%	34.0%	N.A.	N.A.
2005	32.0%	31.9%	31.9%	33.6%	33.3%
2006	32.1%	31.0%	30.4%	34.7%	32.4%
2007E	N.A.	N.A.	N.A.	34.4%	33.0%

Based on Norsk Hydro and Statoil annual reports, Q4 2006 interim reports and Goldman Sachs Research estimates.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Hydro Petroleum or Statoil or the contemplated merger.

      Goldman Sachs prepared these analyses for purposes of providing its opinion to Norsk Hydro’s board of directors as to the fairness from a financial point of view of the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Norsk Hydro, Statoil, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      The merger ratio was determined through arm’s-length negotiations between Norsk Hydro and Statoil and was approved by Norsk Hydro’s board of directors. Goldman Sachs provided advice to Norsk Hydro during these negotiations. Goldman Sachs did not, however, recommend any specific merger ratio to Norsk Hydro or its board of directors or that any specific merger ratio constituted the only appropriate merger ratio for the merger.

      As described above, Goldman Sachs’ opinion to Norsk Hydro’s board of directors was one of many factors taken into consideration by the Norsk Hydro board of directors in making its determination to approve the merger plan. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix C.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Norsk Hydro in connection with, and provided advice to Norsk Hydro during negotiations leading to the transaction contemplated by the merger plan. In addition, Goldman Sachs has provided certain investment banking services to Norsk Hydro from time to time. Goldman Sachs also may provide investment banking services to Norsk Hydro and Statoil in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.

      Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Norsk Hydro, Statoil and their respective affiliates, may actively trade the debt and equity securities of Norsk Hydro and Statoil (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      The board of directors of Norsk Hydro selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated December 17, 2006, Norsk Hydro engaged Goldman Sachs to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Norsk Hydro has agreed to pay Goldman Sachs a customary transaction fee, the principal portion of which, in the amount of approximately USD 18 million, is payable upon consummation of the merger as well as, at Norsk Hydro’s sole discretion, an additional $7 million fee. Such terms were agreed by Norsk Hydro’s senior management. In addition, Norsk Hydro has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Statoil’s Financial Advisor

      Statoil retained Morgan Stanley to provide certain financial advisory services and an opinion in connection with the merger. Morgan Stanley was selected by Statoil based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of Statoil. At a meeting of Statoil’s board of directors on March 13, 2007, Morgan Stanley delivered its oral and written opinion that as of March 13, 2007, based upon and subject to the various considerations set forth in the opinion, the merger ratio pursuant to the merger plan was fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil. Morgan Stanley had previously provided an opinion, dated December 17, 2006, to the board of directors of Statoil. The March 13, 2007 opinion reflected events since the date of its December 17, 2006 opinion, including full year historical financial information for 2006 received from Statoil and Norsk Hydro, the increase in Statoil indebtedness and the additional interest-bearing debt in the amount of NOK 1 billion to be transferred in the demerger as part of Hydro Petroleum’s liabilities and the merger plan superseding the integration agreement.

      The full text of the written opinion of Morgan Stanley, dated March 13, 2007, is attached as Appendix B to this document. Morgan Stanley has consented to the inclusion of its opinion as Appendix B to this document. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Statoil shareholders should read the entire opinion carefully. Morgan Stanley’s opinion is directed only to Statoil’s board of directors and addresses only the fairness of the merger ratio pursuant to the merger plan from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil, as of the date of the opinion. It does not address any other aspect of the merger including, without limitation, the merits of the underlying rationale for the merger. Morgan Stanley’s opinion does not constitute advice or any type of recommendation to any shareholder of Statoil as to how to vote at Statoil’s shareholder meeting to be held in connection with the merger. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

      In rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of or relating to Statoil, Norsk Hydro and Hydro Petroleum;

•	reviewed certain internal financial statements and other financial data concerning Hydro Petroleum prepared by the management of Norsk Hydro;

•	discussed the past and current operations and financial condition of Statoil with senior executives of Statoil, and analyzed the pro forma impact of the merger on Statoil’s earnings per share and debt-adjusted cash flow;

•	reviewed the reported prices and trading activity for the ordinary shares of Statoil and Norsk Hydro, respectively;

•	compared the financial performance of Statoil and Hydro Petroleum;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Statoil and Norsk Hydro and their financial and legal advisors;

•	reviewed a draft, dated February 20, 2007, of the merger plan; and

•	reviewed such other information and performed such other analyses as Morgan Stanley have deemed appropriate.

      In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it for the purposes of its opinion.

      Morgan Stanley assumed that the merger will be consummated on the basis of the terms and conditions set out in the draft merger plan without material amendment. In addition, Morgan Stanley assumed that in connection with the receipt of all the necessary regulatory or other approvals or consents required for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the merger.

      Morgan Stanley relied upon, without independent verification, the assessment of Statoil and its legal, tax and accountancy advisors with respect to matters of law, regulation, tax and accountancy. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Statoil or Hydro Petroleum, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley did not receive any projections of the future financial performance of Statoil, Norsk Hydro or Hydro Petroleum from either Statoil or Norsk Hydro. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as at, the date of Morgan Stanley’s opinion.

      The following is a summary of the material analyses performed by Morgan Stanley in connection with its opinion dated March 13, 2007. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

      Relative Contribution Analysis. Morgan Stanley estimated the relative contribution of Statoil and Hydro Petroleum to the merged company with respect to the following metrics:

•	operating profit, with respect to 2005, 2006 and estimates for 2007 and 2008;

•	earnings before interest, taxes and depreciation (“EBITDA”), with respect to 2005, 2006 and estimates for 2007 and 2008;

•	debt-adjusted cash flow (“DACF”, defined as after-tax cash flow from operations excluding net working capital changes plus after-tax debt services payments), with respect to 2005, 2006 and estimates for 2007 and 2008;

•	net income with respect to 2005, 2006 and estimates for 2007 and 2008;

•	volume of production in 2005 and 2006 and estimated production in 2007 and 2008 on both a working interest and entitlement basis;

•	proved (“1P”) reserve estimates of oil and gas at year-end 2005 and 2006 and proved and probable (“2P”) reserve estimates of oil and gas on both a working interest and entitlement basis as of the most recent practicable date prior to the date of the opinion; and

•	value of the upstream segments of the merged company based on two third-party discounted cashflow valuations.

      Morgan Stanley based the analysis on the historical financial information for 2005 and 2006 received from Statoil and Norsk Hydro, certain publicly available brokers’ estimates for 2007 and 2008 for Statoil and Norsk Hydro and third-party valuation information and analyses from Wood Mackenzie, a provider of research and consulting services to the energy industry, and John S. Herold, Inc. (“Herold”), an independent research firm that specializes in the analysis of companies, transactions and trends in the global energy industry. For Hydro Petroleum in 2006, Morgan Stanley excluded the effect of the recorded impairment charge. For Hydro Petroleum for 2007 and 2008, Morgan Stanley adjusted the brokers’ estimates for Norsk Hydro to reflect the estimated contribution of Hydro Petroleum based on Hydro Petroleum’s historical relative contribution to Norsk Hydro reflected in the financial information received from Norsk Hydro. Morgan Stanley assumed no synergies from the merger for purposes of this analysis and, in calculating the implied equity share of Statoil and Hydro Petroleum in the merged company, Morgan Stanley took into account the dividends to be paid by Norsk Hydro (to be funded entirely by Hydro Petroleum’s activities) and Statoil prior to the merger and a net debt of Statoil of NOK 24.9 billion and of Hydro Petroleum of NOK 1 billion as of December 31, 2006. The results of the analysis are represented as follows:

	% Implied Equity
	Ownership

		Hydro
	Statoil	Petroleum

Operating profit
2005	67.6	32.4
2006	68.5	31.5
2007E	69.2	30.8
2008E	69.0	31.0
EBITDA
2005	67.1	32.9
2006	67.0	33.0
2007E	67.9	32.1
2008E	67.6	32.4
DACF
2005	63.7	36.3
2006	71.7	28.3
2007E	66.8	33.2
2008E	66.7	33.3
Net Income
2005	74.2	25.8
2006	77.1	22.9
2007E	75.3	24.7
2008E	75.9	24.1
Production
2005	65.5	34.5
2006	64.4	35.6
Production (Working Interest)
2007E	67.6	32.4
2008E	68.0	32.0
Production (Entitlement)
2007E	65.8	34.2
2008E	66.0	34.0
1P Reserves
Year-end 2005	65.8	34.2
Year-end 2006	66.7	33.3
2P Reserves (Working Interest)	69.2	30.8
2P Reserves (Entitlement)	66.4	33.6
Wood Mackenzie Upstream Value	66.6	33.4
Herold Upstream Value	63.8	36.2

      Morgan Stanley noted that the pro forma ownership of the merged company implied in the merger ratio of 0.8622 would be 67.3% for Statoil shareholders and 32.7% for Norsk Hydro shareholders.

      Sum-of-the-Parts Analysis. Morgan Stanley performed a sum-of-the-parts analysis to estimate the equity value of Hydro Petroleum based on the sum of the estimated valuation of each of Hydro Petroleum’s upstream segment (oil and gas exploration and production) activities, exploration acreage and downstream segment activities, on a standalone basis, and compared the value with the implied value of the consideration based on the merger ratio of 0.8622.

      Morgan Stanley derived, in accordance with the methodologies described below, a valuation range for each of the three segments and estimated the value of each segment as the midpoint of the relevant valuation range.

      The estimated value of Hydro Petroleum’s upstream segment of NOK 165 billion was calculated as the average of the midpoints of the valuation ranges described below.

      The valuation ranges for Hydro Petroleum’s upstream segment were based on: (i) a valuation range derived by Morgan Stanley from Wood Mackenzie information, assuming in the low case scenario a crude oil price based on the consensus three-year oil price scenario used in brokers’ estimates and a long-term crude oil price of $49 per barrel and a weighted average cost of capital of 8.5% and in the high case scenario an oil price based on the three-year forward curve for crude oil as of March 9, 2007, and a long-term crude oil price of $55 per barrel in real terms thereafter and a weighted average cost of capital of 7.5%; (ii) a valuation range contained in a February 2007 Herold report; (iii) the valuation estimates of brokers; and (iv) a valuation range derived by Morgan Stanley on the basis of certain precedent oil and gas asset transactions since November 23, 2004 involving the Norwegian Continental Shelf and a value exceeding $100 million, assuming in the low case scenario $7.00 and in the high case scenario $8.50 of aggregate value per barrel of oil equivalent of the proved and probable reserves on a working interest basis of Hydro Petroleum.

      The precedent transactions used in developing the valuation range for Hydro Petroleum’s upstream segment were Centrica plc’s acquisition of BP plc’s 4.84% interest in the Statfjord field, Osaka Gas Co., Ltd.’s 49.5% interest in Idemitsu Snorre Oil Development Co., Ltd., Talisman Energy Inc.’s acquisition of 100% of Petra AS, a subsidiary of Petroleum Geo-Services ASA and DONG Energy’s acquisition of BP plc’s 10.34% stake in the Ormen Lange field. Using publicly available information for each of these transactions, Morgan Stanley calculated the transaction value of the target as a multiple of the proved and probable reserves. Morgan Stanley noted that the average and median multiples for these precedent transactions was $8.4 and $6.8, respectively, per barrel of oil equivalent.

      The valuation of Hydro Petroleum’s exploration acreage of NOK 16 billion was based on the midpoint of the valuation range using multiples of aggregate value per acre derived by Morgan Stanley based on certain Herold data.

      The valuation of Hydro Petroleum’s downstream segment of NOK 15 billion was based on the valuation of the segment by Herold and a valuation range derived from valuation estimates of brokers.

      In order to derive Hydro Petroleum’s estimated equity value excluding synergies of NOK 189 billion, Morgan Stanley adjusted the aggregate value, calculated as the sum of the valuations of the three segments, by subtracting the amount of net debt of Hydro Petroleum of NOK 1.0 billion and adjusting for the NOK 6.1 billion dividend payable prior to the completion of the merger and, to estimate Hydro Petroleum’s equity value, including synergies, of NOK 213 billion, Morgan Stanley added the net present value of the estimated synergies from the merger of NOK 24 billion. The net present value of the estimated synergies was calculated assuming a discount rate of 8% and net pre-tax synergies (including the impact of restructuring costs) of NOK (1.0) billion in 2007, NOK 2.0 billion and NOK 4.0 billion in 2008 and 2009, respectively, and NOK 4.0 billion, adjusted for an estimated inflation rate of 2.5% per annum, for 2010 and thereafter. Morgan Stanley’s estimates of the time and cost to achieve synergies were made independently and not verified by Statoil. Morgan Stanley also compared Statoil’s run-rate synergy estimate to those announced in precedent transactions.

      Morgan Stanley noted that the estimated consideration for Hydro Petroleum based on the merger ratio of 0.8622 was NOK 172 billion as of December 18, 2006, the date of the announcement of the merger, and NOK

154 billion as of March 9, 2007, in each case based on Statoil’s equity value as of such date adjusted for the NOK 19.7 billion dividend payable by Statoil prior to the merger.

      Implied Transaction Multiples. Morgan Stanley calculated the following transaction multiples for Hydro Petroleum as implied in the merger ratio of 0.8622 and for Statoil based on publicly available information and brokers’ reports as of December 15, 2006, the last full trading day prior to announcement of the merger, and as of March 9, 2007: (i) aggregate value (“AV”) as a multiple of 2006 and estimated 2007 DACF, and (ii) AV as a multiple of 1P reserves, estimated 2P entitlement reserves and production for 2006.

      Morgan Stanley calculated the AV/ DACF multiple for Hydro Petroleum both excluding and including the announced synergies. Morgan Stanley calculated the net income including synergies and DACF including synergies by adding the full amount of estimated post-tax synergies of NOK 1.4 billion (NOK 4.0 billion pre-tax) to the results and estimates. The assumed tax rate of 65% applicable to the annual run-rate synergy estimate is based on information publicly disclosed by Statoil.

      The results of the analyses are represented as follows:

	Transaction Multiples								Statoil Multiples

									December 15,		March 9,
	December 15, 2006				March 9, 2007				2006		2007

	Incl. Pro				Incl. Pro
	Forma				Forma
	Synergies		Excl. Synergies		Synergies		Excl. Synergies

AV/2006 DACF	7.2	x	7.7	x	6.5	x	6.9	x	6.2	x	5.7x
AV/2007E DACF	5.8	x	6.0	x	5.2	x	5.5	x	6.1	x	5.6x
AV/1P Reserves			15.0	x			13.6	x	15.3	x	14.0x
AV/2P Entitlement Reserves			7.8	x			7.1	x	8.0	x	7.4x
AV/2006 Production			50.1	x			45.6	x	56.3	x	51.7x

      Precedent Transactions Analyses. Morgan Stanley conducted a precedent transactions analysis to assess how certain recent large corporate transactions in the oil and gas industry were valued. Morgan Stanley reviewed publicly available information related to these precedent transactions to calculate certain financial and operational transaction multiples. Morgan Stanley selected and analyzed the following large corporate transactions in the oil and gas industry since August 10, 2005:

			Transaction Size
Announcement Date	Acquiror	Target	($mm)

December 12, 2005	ConocoPhillips	Burlington Resources, Inc.	36,100
July 19, 2005	Chevron Corporation	Unocal Corporation	18,400
June 23, 2006	Anadarko Petroleum Corporation	Kerr-McGee Corporation	18,000
October 13, 2005	Occidental Petroleum Corporation	Vintage Petroleum Inc.	3,800
October 20, 2005	Talisman Energy Inc.	Paladin Resources plc	2,146

      For each of these transactions and for Hydro Petroleum as implied by the merger ratio of 0.8622 both excluding and including synergies, Morgan Stanley calculated (a) the purchase price as a multiple of earnings (“P/ E”), (b) the purchase price as a multiple of cash flow defined as after-tax cash flow from operations excluding net working capital changes (“P/ CF”), and (c) AV/ DACF, in each case with respect to the preceding twelve months (“LTM”) and analyst estimates for the calendar year following the calendar year during which the announcement occurred (“FY1”). In calculating the multiples including synergies, Morgan Stanley added the full amount of estimated post-tax synergies of NOK 1.4 billion (NOK 4.0 billion pre-tax) to the results and estimates. The assumed tax rate of 65% applicable to the annual run-rate synergy estimate is based on information publicly disclosed by Statoil.

      The results of the analysis are represented as follows:

	P/E		P/CF		AV/DACF

	LTM	FY1	LTM	FY1	LTM	FY1

Precedent transactions
Range	8.3x–34.8x	11.6x–16.9x	3.3x–15.0x	5.5x–8.0x	5.6x–8.8x	5.6x–8.0x
Average	19.8x	13.5x	8.7x	6.6x	7.3x	6.7x
Median	16.9x	13.2x	8.8x	6.3x	7.6x	6.8x
Hydro Petroleum
Including Synergies	11.5x	10.4x	5.9x	5.2x	6.5x	5.2x
Excluding Synergies	12.8x	11.4x	6.3x	5.5x	6.9x	5.5x

      Morgan Stanley also conducted a precedent transaction analysis to analyze premia to the closing price of the last full trading day prior to announcement and to the closing price 30 days prior to announcement implied in the following large-scale, merger-of-equals transactions in the oil and gas industry:

Announcement Date	Acquiror	Target

November 18, 2001	Phillips Petroleum Company	Conoco Inc.
October 16, 2000	Chevron Corporation	Texaco Inc.
July 5, 1999	Total Fina S.A.	Elf Aquitaine S.A.
December 1, 1998	Exxon Corporation	Mobil Corporation
August 11, 1998	BP plc	Amoco Company

      The results of the analysis are represented as follows:

	% Premium paid over

	1 day prior to	30 days prior to
Oil & Gas Mergers of Equals	announcement	announcement

Range	(0.3)–28.1	(2.9)–23.1
Mean	16.6	15.6
Median	15.2	20.2

      Morgan Stanley also calculated certain premia with respect to the ratios of AV/2P entitlement reserves and AV/ DACF excluding synergies for Hydro Petroleum as implied in the merger ratio of 0.8622 relative to the ratios for Statoil implied by the closing price of Statoil shares of the last full trading day prior to announcement and 30 days prior to announcement:

	% Premium paid over

	1 day prior to	30 days prior to
Hydro Petroleum to Statoil	announcement	announcement

AV/2P Reserves (Entitlement)	(3.0)	(3.9)
AV/2006 DACF	23.1	21.9
AV/2007E DACF	(1.3)	(2.3)

      Similarly, Morgan Stanley calculated premia with respect to the ratio of AV/ DACF excluding synergies for Hydro Petroleum as implied in the merger ratio of 0.8622 relative to the ratio for Norsk Hydro implied by the closing price of Norsk Hydro shares on the last full trading day prior to announcement and 30 days prior to announcement.

	% Premium paid over

	1 day prior to	30 days prior to
Hydro Petroleum to Norsk Hydro	announcement	announcement

AV/2006 DACF	54.6	54.4

      No transaction included in the precedent transaction analyses is identical to the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Statoil or Hydro Petroleum, such as the impact of competition on the business of Statoil and Hydro Petroleum and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Statoil or Hydro Petroleum or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean or median, or the high or low, is not in itself a meaningful method of using precedent transaction data.

      Comparable Company Trading Multiples. Morgan Stanley reviewed market price and trading multiples for the following publicly-held, integrated major companies in the oil and gas industry that Morgan Stanley deemed to have certain characteristics that are similar to those of Hydro Petroleum and compared them with certain financial data for Hydro Petroleum:

•	Anadarko Petroleum Corporation;

•	BG Group;

•	ConocoPhillips;

•	ENI S.p.A.;

•	Marathon Oil Corporation;

•	Occidental Petroleum Corporation; and

•	Repsol YPF, S.A.

      For each of the selected comparable companies and Hydro Petroleum, Morgan Stanley derived and compared, among other things:

•	the ratio of prices per share as of March 9, 2007 to earnings in 2006 and earning estimates for 2007 and the ratio of prices per share as of March 9, 2007 to 2006 cash flow per share and estimated 2007 cash flow per share; and

•	the ratio of aggregate value as of March 9, 2007 to 2006 debt-adjusted cash flow and 2007 estimated debt-adjusted cash flow.

      All multiples were based on publicly available data and estimates as of March 9, 2007. For Hydro Petroleum for 2007, Morgan Stanley adjusted the brokers’ estimates for Norsk Hydro to reflect the estimated contribution of Hydro Petroleum based on Hydro Petroleum’s historical relative contribution to Norsk Hydro reflected in the financial information received from Norsk Hydro. In calculating the multiples including synergies, Morgan Stanley added the full amount of estimated post-tax synergies of NOK 1.4 billion (NOK 4.0 billion pre-tax) to the results and estimates. The assumed tax rate of 65% applicable to the annual run-rate synergy estimate is based on information publicly disclosed by Statoil.

      The results of the analysis are represented as follows:

	P/E		P/CF		AV/DACF

	2006	2007E	2006	2007E	2006	2007E

Comparable Companies
Range	6.9x–14.5x	7.7x–13.1x	3.9x–10.0x	4.2x–8.6x	5.8x–8.7x	5.8x–8.7x
Average	8.9x	10.2x	5.8x	5.8x	6.7x	6.8x
Median	8.4x	9.6x	5.1x	5.6x	6.2x	6.4x
Hydro Petroleum
Including Synergies	11.5x	10.4x	5.9x	5.2x	6.5x	5.2x
Excluding Synergies	12.8x	11.4x	6.3x	5.5x	6.9x	5.5x

      No company included in the comparable company analysis is identical to Hydro Petroleum. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Hydro Petroleum such as the impact of competition on the business of Hydro Petroleum and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Hydro Petroleum or the industry or in the financial markets in general. Mathematical analysis, such as determining the arithmetic mean or median, or the high or low, is not in itself a meaningful method of using comparable company data.

      Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the merger and estimated pro forma earnings per share and debt-adjusted cash flow per share for 2007 and 2008 and performed accretion/(dilution) analysis based on the merger ratio of 0.8622, excluding the impact of one-time and acquisition-related expenses. Morgan Stanley performed the analysis assuming the realization of full effect from the announced annual NOK 4.0 billion pre-tax synergies in both 2007 and 2008. The results of the analysis under U.S. GAAP accounting are represented as follows:

	% Accretion/
	(Dilution)

U.S. GAAP	2007E	2008E

EPS excluding Synergies	(18.3)	(18.3)
EPS including Synergies	(16.0)	(16.1)
DACF per share excluding Synergies	(2.0)	(1.9)
DACF per share including Synergies	(0.6)	(0.5)

      The results of the analysis under Norwegian GAAP accounting are represented as follows:

	% Accretion/
	(Dilution)

Norwegian GAAP	2007E	2008E

EPS excluding Synergies	(11.1)	(11.6)
EPS including Synergies	(8.8)	(9.4)
DACF per share excluding Synergies	(2.0)	(1.9)
DACF per share including Synergies	(0.6)	(0.5)

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of Morgan Stanley’s analyses, without considering all its analyses, would create an incomplete view of the process underlying Morgan Stanley’s opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Hydro Petroleum.

      In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Statoil or Hydro Petroleum. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness of the merger ratio pursuant to the merger plan from a financial point of view to Statoil’s ordinary shareholders and were conducted in connection with the delivery of the Morgan Stanley opinion to the board of directors of Statoil. The analyses do not purport to be appraisals or to reflect the prices at which Statoil ordinary shares might actually trade following consummation of the merger. The consideration pursuant to the merger agreement and other terms of the merger plan were determined through arm’s length negotiations between Statoil and Norsk Hydro and were approved by the Statoil board of directors. Morgan Stanley provided advice to Statoil during such negotiations; however, Morgan Stanley did not recommend any specific consideration to Statoil or that any specific consideration constituted the only appropriate consideration for the merger. In addition, as described above, Morgan Stanley’s opinion was one of many factors taken into consideration by Statoil’s board of directors in making its decision to approve the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Statoil board of directors with respect to the value of Hydro Petroleum or of whether the Statoil board of directors would have been willing to agree to a different consideration.

      The Statoil board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity or debt securities or senior loans of Statoil or Norsk Hydro.

      Pursuant to the terms of the engagement letter, Morgan Stanley provided financial advisory services and a written opinion on December 17, 2006 and a written opinion on March 13, 2007. Statoil has agreed to pay Morgan Stanley a fee of $15 million, 20% of which was payable upon announcement of the transaction and the balance of which is payable upon consummation of the transaction. Statoil may also, in its sole discretion, pay an additional fee of $5 million to Morgan Stanley. Such amounts payable to Morgan Stanley were determined by Statoil’s senior management. Statoil has also agreed to reimburse Morgan Stanley for certain of its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. In the past, members of the Morgan Stanley group have provided financial advisory and financing services to Statoil and Norsk Hydro and their respective affiliates and have received fees in connection with such services. In the past two years, Morgan Stanley has received fees in the amount of approximately $780,000 for rendering such services to Statoil. Members of the Morgan Stanley group may also seek to provide such services to Statoil and Norsk Hydro in the future and will receive fees for the rendering of these services.

Plans for Hydro Petroleum after the Merger

      Upon completion of the merger, Hydro Petroleum will be transferred to Statoil. Except as indicated in this circular/prospectus, there are no present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the assets or the operations of Hydro Petroleum, a sale or transfer of a material amount of its or any of its subsidiaries’ assets, or any other material changes in Hydro Petroleum’s business.

Interests of Certain Persons in the Merger

Interest of Norsk Hydro’s executive officers

      When you consider the recommendation of the board of Norsk Hydro in favor of the merger plan, you should keep in mind that Norsk Hydro’s executive officers, who have supported the transaction, may have interests in the merger that are in addition to and different from the interests of other shareholders of Norsk Hydro generally.

Board and Management Positions

      The following individuals will become senior executive officers or directors in the stated positions in the merged company:

•	Eivind Reiten, President and Chief Executive Officer of Norsk Hydro, will become Chairman of the board of the merged company;

•	Tore Torvund, Executive Vice President Oil & Energy of Norsk Hydro, will become Executive Vice President Exploration & Production for Norway of the merged company;

•	Morten Ruud, Senior Vice President of Norsk Hydro, will become Executive Vice President Projects of the merged company;

•	Hilde Merete Aasheim, Executive Vice President Leadership and Culture of Norsk Hydro, will become Head of Group Functions of the merged company.

Annual Bonuses

      Norsk Hydro executive officers have individual bonus plans that are based on Norsk Hydro’s performance and their own individual performance measured on the basis of general and individual Key Performance Indicators (KPIs). For Norsk Hydro’s CEO and President Eivind Reiten, the bonus for 2006 will be determined by the Board of Directors’ Compensation Committee early in the third quarter of 2007. For the remaining executive officers of Norsk Hydro, the merger of Hydro Petroleum with Statoil has not influenced their bonus amount to be paid for 2006. The merger may impact certain executive officers’ bonuses for 2007 subject to discretionary decisions to be made in 2008.

Interests of Statoil’s executive officers

      When you consider the recommendation of the board of Statoil in favor of the merger plan, you should keep in mind that Statoil’s executive officers, who have supported the transaction, may have interests in the merger that are in addition to and different from the interests of other shareholders of Statoil generally.

Management Positions

      The following individuals will become senior executive officers in the stated positions in the merged company:

•	Helge Lund, President and Chief Executive Officer of Statoil, will become President and Chief Executive Officer of the merged company;

•	Eldar Sætre, Chief Financial Officer and Executive Vice President of Statoil, will become Chief Financial Officer of the merged company;

•	Peter Mellbye, Executive Vice President International Exploration & Production of Statoil, will become Executive Vice President International Exploration & Production of the merged company;

•	Jon Arnt Jacobsen, Executive Vice President Manufacturing & Marketing of Statoil, will become Executive Vice President Manufacturing & Marketing of the merged company;

•	Rune Bjørnson, Executive Vice President, Natural Gas of Statoil, will become Executive Vice President, Natural Gas of the merged company;

•	Margareth Øvrum, Executive Vice President Technology & Projects of Statoil, will become Executive Vice President Technology and New Energy of the merged company.

      Although the position of several among those executive officers will not change, their responsibility will encompass a larger company which may give rise to potential future benefits.

Performance Payments

      The board of directors of Statoil assesses an annual performance payment for Chief Executive Officer, Helge Lund, which may amount to a maximum of 50 per cent of base salary. In addition, Statoil has established a performance pay system for the other members of the corporate executive committee, senior vice presidents and vice presidents which entails a variable remuneration based on pre-determined performance goals. The merger of Hydro Petroleum with Statoil may have a positive impact on the 2006 and 2007 performance payments to Mr. Lund and certain other executive officers of Statoil. In particular, Mr. Sætre’s compensation is linked to a number of pre-determined performance goals one of which is the identification of significant transaction opportunities. Mr. Lund received a performance payment of NOK 1,175,000 for the year 2006 and Mr. Sætre received a performance payment of NOK 329,600 for the year 2006. Their 2005 performance payments were

NOK 906,000 and NOK 372,751, respectively. However, no individual weighting was given to the merger compared to other factors in the determination of those performance payments.

Accounting Treatment

      Up to and including the year 2006, Statoil has prepared its financial statements in accordance with U.S. GAAP. Under U.S. GAAP, the transaction will be accounted for as a purchase of Hydro Petroleum by Statoil, and the merged company pro forma financial information appearing in this circular/prospectus has been prepared on that basis. As explained in more detail in the merged company unaudited pro forma condensed combined financial information, the Norwegian State controls Statoil and has a significant ownership interest in Hydro Petroleum through its investment in Norsk Hydro. As a result of the Norwegian State’s common ownership interests in both companies, under U.S. GAAP, the proportionate share of Hydro Petroleum’s net assets owned by the Norwegian State will be recorded at historical cost which approximates the Norwegian State’s bases in those net assets. The portion of Hydro Petroleum’s net assets that are not owned by the Norwegian State will be reflected at fair value.

      In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from January 1, 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Please refer to the information under the heading “Item 3 — Key Information — Implementations of International Financial Reporting Standards (IFRS)” in the Statoil 2006 Form 20-F.

      Under IFRS, control can be demonstrated either by majority ownership or by de facto control. The Norwegian State has majority share ownership in Statoil and has been determined to have de facto control over Norsk Hydro. Under IFRS, the merger will be accounted for as a transaction between entities under common control and, accordingly, the carrying amount of the assets and liabilities of the merged company are recorded at their carrying amounts, and prior periods will be restated to present the merged company as if they had always been combined. As the merged company will prepare its consolidated financial statements in accordance with IFRS from January 1, 2007, the merged company’s primary financial statements as at, and for the year ending, December 3l, 2007, including comparative financial statements as at, and for the year ending, December 31, 2006, and all future financial statements, will be prepared with the transaction recorded on this basis and not recorded as a purchase of Hydro Petroleum by Statoil in accordance with U.S. GAAP.

      The merged company will continue to file annual reports on Form 20-F and, accordingly, will reconcile net income and shareholders’ equity prepared in accordance with IFRS to net income and shareholders’ equity prepared in accordance with U.S. GAAP for all periods presented. The Form 20-F will also include additional disclosures necessary to understand the financial statements as if they were prepared in accordance with U.S. GAAP.

Expenses

      The estimated costs of the transaction are expected to be NOK 450 million.

Cautionary Statements Concerning Forward-Looking Statements

      Statements contained in this circular/prospectus or in documents incorporated by reference herein, particularly those regarding possible or assumed future performance, costs, dividends, reserves and growth of Statoil and Hydro Petroleum, industry growth and other trends and projections, and those regarding synergistic benefits of the merger and estimated company earnings, particularly those set forth under “Statoil — Recent Developments”, “The Merger — Reasons for the Merger”, “— Recommendation of, and Factors Considered by, the Norsk Hydro Board”, “— Opinion of Norsk Hydro’s Financial Advisor”, “— Recommendation of, and Factors Considered by, the Statoil Board” and “— Opinion of Statoil’s Financial Advisor”, are or may be “forward-looking statements” that contain risks and uncertainties. In some cases, we use words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. These forward-looking statements reflect Statoil’s or Hydro Petroleum’s current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. These factors include, without limitation:

•	future levels of industry product supply, demand and pricing;

•	general domestic and international actions and political conditions;

•	political stability and economic growth in areas where the merged company operates;

•	the competitiveness of alternative energy sources;

•	the ability of Statoil and Hydro Petroleum to integrate their businesses successfully after the merger;

•	the realization of expected synergies and cost savings from the merger;

•	the realization of other perceived benefits expected to result from the merger;

•	the process of, or conditions imposed in connection with, obtaining regulatory approvals for the merger;

•	discovery, estimation, development and replacement of oil and natural gas reserves;

•	potential failure or delay to achieve expected production from existing and future oil and gas development projects;

•	potential delays in the development, construction or start-up of planned projects;

•	political developments and laws and regulations, such as forced divestiture of assets, restrictions on production or on imports or exports, price controls, tax increases and retroactive tax claims, expropriation of assets, cancellation of contract rights, and environmental laws or regulations;

•	potential liability for remedial actions under existing or future environmental regulations;

•	the competitiveness of alternative energy sources or product substitutes;

•	the ability to compete successfully for new assets and operatorships and the actions of competitors;

•	development and use of new technology;

•	crude oil and natural gas prices;

•	natural disasters; and

•	other factors discussed elsewhere in this circular/prospectus and in the documents incorporated by reference in this circular/prospectus.

      Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” and the sections of the Statoil 2006 Form 20-F referenced therein, which are incorporated by reference into this circular/prospectus.

REGULATORY MATTERS, PRE-EMPTION RIGHTS AND THIRD PARTY CONSENTS

      Under the merger plan, receipt of all necessary or material regulatory approvals and consents is a condition to the completion of the transactions unless, in the opinion of the Norsk Hydro and Statoil boards, neither the failure to obtain consents nor potential conditions imposed by regulatory approvals would have a material adverse effect on the business of the merged company. It is possible that required regulatory and third party consents and approvals will not be obtained at all or on a timely basis or that material conditions will be imposed on these consents and approvals that could be detrimental to the business of the merged company. See “Risk Factors — Risks Related to the Transaction — Competition and other regulatory authorities may oppose the transaction or impose conditions on the transaction which may delay and/or lessen the anticipated benefits of the transaction”, “— The failure to integrate the operations of Statoil and Hydro Petroleum successfully and on a timely basis could reduce the profitability of the merged company and adversely affect its share price” and “The Merger Plan”.

Antitrust

      On April 2, 2007, the U.S. FTC granted early termination of the waiting period under the HSR Act, thereby clearing the transaction. On May 3, 2007, Statoil and Norsk Hydro received clearance from the European Commission for the merger. The European Commission has declared that the merger is compatible with the common market pursuant to Article 6(1) of the EU merger regulation clearing the transaction. However, a number of other jurisdictions throughout the world may also have jurisdiction to review the transaction under their competition or antitrust laws.

      Although Statoil and Norsk Hydro do not anticipate that there will be any investigations or proceedings in any jurisdiction that would have a material impact on the completion of the transaction or the operations of the merged company, there can be no assurance that the necessary approvals will be granted or that they will be granted unconditionally, or that investigations or proceedings, whether by governmental authorities or private parties, will not be initiated and, if initiated, will not have a material adverse impact on the operations of the merged company.

Canada

      The proposed transaction is a notifiable transaction under the Competition Act (Canada). Notifiable transactions cannot be completed under the Competition Act until either (i) a required notification is filed with the Commissioner of Competition and the relevant statutory waiting period, up to a maximum of 42 days, has expired or been terminated, (ii) the Commissioner of Competition has issued an Advance Ruling Certificate (ARC) in respect of the transaction, or (iii) the Commissioner of Competition has waived the notification requirement on the basis of information received in an application for an ARC. Statoil and Norsk Hydro are currently preparing their filings with the Commissioner of Competition.

Other Jurisdictions

      Statoil and Norsk Hydro conduct operations in a number of jurisdictions where antitrust filings or approvals may be required or advisable in connection with the proposed transaction. Statoil and Norsk Hydro are currently in the process of reviewing whether such filings or approvals may be required or desirable.

Other Regulatory Consents

Consent of the Norwegian Ministry of Petroleum and Energy

      As further described below in “Hydro Petroleum — Operational Information”, Hydro Petroleum is the operator of a number of fields, the holder of a number of exploration and production licenses and the owner of installations on the NCS as well as of onshore facilities related to the offshore operations. Under the Norwegian Petroleum Act, any transfer of such operatorships and/or of any such direct and/or indirect interest in licenses and installations requires the consent of the Ministry of Petroleum and Energy. When reviewing a transfer application, the Ministry of Petroleum and Energy is authorized and obliged to consider the effect of such transfer on the overall resource management of the NSC. The Ministry of Petroleum and Energy may grant its consents subject to certain conditions. A standard condition is that the consent of the Ministry of Finance to the tax treatment of the transfer has been received.

      Furthermore, under the applicable joint operating agreements entered into by the NCS licensees in accordance with the terms of the licenses granted by the Ministry of Petroleum and Energy, it is a condition precedent to the transfer of interests in the licenses that voting rights provisions be changed in order to reflect the change of participating interests and/or participating parties in the licenses.

Consent of the Norwegian Ministry of Finance

      Under the Norwegian Petroleum Taxation Act, the consent of the Ministry of Finance to the tax treatment of the transfer is required prior to completion of the merger. The Ministry of Finance has the authority to impose conditions to its consent for the purpose of ensuring that the transfer has no adverse impact on the tax revenues of the Norwegian State. As described under “The Merger Plan” the petroleum assets of Norsk Hydro are to be transferred to a subsidiary in a non-taxable event under Norwegian law and kept separate from the petroleum assets of Statoil. The consent by the Ministry of Finance is independent of the Ministry of Petroleum and Energy’s consent but is normally granted after the consent of the Ministry of Petroleum and Energy as described above.

Consent of other Norwegian Authorities

      Norsk Hydro owns certain other energy-related assets that are subject to concessions granted pursuant to the Energy Act, and the transfer of such assets in connection with the merger may require the consent of the Norwegian Water Resources and Energy Directorate (NVE).

Other Jurisdictions

      Statoil and Norsk Hydro conduct operations in a number of jurisdictions where other regulatory filings or governmental approvals may be required or advisable in connection with the proposed transaction. Statoil and Norsk Hydro are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions that may be material to Statoil and Norsk Hydro and their subsidiaries.

Pre-Emption Rights and Third-Party Consents

      Third parties hold pre-emption rights in certain licenses and assets of Hydro Petroleum and such rights may be exercisable in connection with the merger. Norsk Hydro is also a party to joint ventures, license agreements and other agreements and instruments, some of which contain change of control provisions that may be triggered by the merger. Agreements with change of control provisions typically provide for, or permit the termination of the agreement upon the occurrence of, a change of control of one of the parties or, in the case of debt instruments, require repayment of all the outstanding debt. In addition, certain other agreements of Norsk Hydro may require the payment of fees in connection with a change of control transaction. Unless waivers are obtained by Norsk Hydro and Statoil, the operation of change of control provisions may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or require the renegotiation of financing agreements and/or the payment of significant fees.

MATERIAL TAX CONSEQUENCES

General

      The description below of material tax consequences for shareholders is a summary of some of the tax rules relevant to holders of Norsk Hydro shares and ADSs that are effective as of the date of this circular/ prospectus. While Statoil believes that the description below contains all material tax consequences, the description is of a general nature and does not cover all tax rules and regulations of relevance in connection with the merger. Holders of Norsk Hydro shares and Norsk Hydro ADSs should contact professional tax advisors to clarify individual tax consequences in connection with the merger.

      Please note that the terms “Norwegian” and “Foreign” shareholders in the discussion below refer to the tax residence and not the nationality of such shareholders.

Tax Consequences of the Merger for Norsk Hydro Shareholders in Norway

      Statoil believes that the merger complies with the requirements for treatment of the transaction as a tax free merger in Norway. As a result, the issuance of the new Statoil shares to the holders of Norsk Hydro shares will not trigger tax in Norway.

      As only whole shares will be issued, the value of fractions of shares will be distributed proportionately to those Norsk Hydro shareholders entitled to the fractions. This distribution is subject to capital gain tax for Individual Shareholders, as a realization of a part of a share. For further information regarding capital gain tax see below.

      Norsk Hydro shareholders’ tax positions related to the Norsk Hydro shares immediately prior to the merger, including but not limited to the tax base on the shares, will be split between the Norsk Hydro shares and the received Statoil shares in the same proportion as the net fair market value of assets and share capital transferred to Statoil as part of the merger (70 per cent) and the net fair market value of the assets and share capital remaining in Norsk Hydro (30 per cent). For each holder of Norsk Hydro shares, the aggregate tax base on the Norsk Hydro shares and the Statoil shares immediately after the merger will thus be equal to the tax base on the Norsk Hydro shares immediately before the merger (adjusted for the cost price of any fraction of shares realized for tax purposes).

      Statoil shares will also be regarded as having been acquired at the same time as the corresponding Norsk Hydro shares for Norwegian tax purposes. For example, if a Norsk Hydro share has been acquired on January 1, 2000, the new Statoil share issued in respect of the Norsk Hydro share will be regarded as having been acquired on January 1, 2000 for Norwegian tax purposes (including with respect to the application of the first in, first out principle).

      The issuance of Statoil shares as part of the merger will not be subject to any withholding tax in Norway.

Tax Consequences of the Merger for Norsk Hydro Shareholders or ADS holders in the United States

      For the reasons explained above, there will be no material Norwegian tax consequences for Norsk Hydro shareholders in the United States.

      The following discussion is a summary based on present law of certain U.S. federal income tax considerations relevant to the merger. The discussion addresses only U.S. Shareholders (as defined below) that hold Norsk Hydro shares or ADSs as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of U.S. Shareholders subject to special rules, such as banks, dealers, insurance companies, regulated investment companies, tax exempt entities, holders of 10 per cent or more of Norsk Hydro’s voting shares, persons holding Norsk Hydro shares or ADSs as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction. This discussion assumes, that Norsk Hydro is not a passive foreign investment company for U.S. federal income tax purposes.

      This summary does not address U.S. state or local taxes. It does not consider any investor’s particular circumstances. It is not a substitute for tax advice. Norsk Hydro’s shareholders are urged to consult their own tax advisors about the tax consequences of the merger.

      As used in this discussion, U.S. Shareholder means a beneficial owner of Norsk Hydro shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organized under the laws of the United States, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source.

      A U.S. Shareholder that receives Statoil shares or ADSs should be treated as receiving a taxable distribution from Norsk Hydro in an amount equal to the fair market value of the shares in U.S. dollars. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of the U.S. Shareholder’s share of current and accumulated earnings and profits of Norsk Hydro as determined for U.S. federal income tax purposes (which Norsk Hydro does not compute). A non-corporate U.S. Shareholder meeting certain conditions (including certain holding period requirements) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. If the amount of the distribution were to exceed Norsk Hydro’s current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of a U.S. Shareholder’s basis in its Norsk Hydro shares or ADSs and then as capital gain. Since Norsk Hydro does not calculate earnings and profits for U.S. tax purposes, however, a U.S. Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain.

      A U.S. Shareholder would have a basis in the Statoil shares or ADSs received equal to the fair market value at the time of receipt determined in U.S. dollars on the date of receipt, and the holding period of the Statoil shares or ADSs would commence on the day following the merger. A non-corporate U.S. Shareholder benefiting from the preferential rate for dividends may be subject to special rules treating any loss realized on the sale of Norsk Hydro shares or ADSs as long-term capital loss to the extent of the dividend.

Tax Consequences of the Merger for Norsk Hydro Shareholders in the United Kingdom

      For the reasons explained above, there will be no material Norwegian tax consequences for Norsk Hydro shareholders in the United Kingdom.

      The merger is not expected to give rise to a taxable capital gain for those holders of Norsk Hydro shares that hold 5 per cent or less of Norsk Hydro’s ordinary shares and that are resident or ordinarily resident in the United Kingdom. Norsk Hydro has not been notified of any holders of more than 5 per cent of Norsk Hydro’s ordinary shares that are resident or ordinarily resident in the United Kingdom. The merger should be treated for United Kingdom capital gains tax purposes as a scheme of reconstruction involving an issue of securities. Under these provisions, the reorganization is not treated as involving any disposal of the original shares or any acquisition of the new shares but the composite new holding of the Statoil shares (taken as a single asset) and the original Norsk Hydro shares (taken as a single asset) will be treated as the same asset as the original holding of Norsk Hydro shares acquired at the same time as that original holding.

      As such, the original base cost of the original holding of Norsk Hydro shares will be attributed to the new holding and, if necessary in calculating future capital gains, will be allocated between the separate holdings of Statoil and Norsk Hydro shares by reference to their market values on the first day on which market values are quoted for such shares.

      It should be noted that if fractional shares are sold in the market with the cash proceeds being distributed to the shareholders, these cash dividends will be taxable in the hands of the UK tax resident shareholders. However, these distributions are likely to be immaterial in the context of this transaction.

Norwegian Tax Consequences of Owning Merged Company Ordinary Shares

Tax Position of Norwegian Shareholders

     Taxation of Dividends

(a)     Norwegian Individual Shareholders

      Dividends received by shareholders who are individuals resident in Norway for tax purposes (“Norwegian Individual Shareholders”) are taxable as ordinary income for such shareholders at a flat rate of 28 per cent.

      Norwegian Individual Shareholders are however entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance is calculated on a share-by-share basis. For shares acquired on or after January 1, 2006, the allowance for each share is equal to the cost price of the share multiplied by a determined risk free interest rate. For shares acquired prior to January 1, 2006, the cost price includes accumulated RISK adjustments per January 1, 2006 (RISK is the Norwegian abbreviation for the variation of the company’s retained earnings after tax during the ownership of the shareholder). Any part of the calculated allowance one year exceeding the dividend distributed on the share is added to the cost price of the share and included in the basis for calculating the allowance the following year.

      The calculated allowance is allocated to the Norwegian Individual Shareholders holding shares at the end of each calendar year. Norwegian Individual Shareholders who transfer shares will thus not be entitled to deduct any calculated allowance related to the year of transfer.

(b)     Norwegian Corporate Shareholders

      Dividends distributed to shareholders who are limited liability companies resident in Norway for tax purposes (“Norwegian Corporate Shareholders”) are not taxable for such shareholders.

      Capital Gains Tax

(a)     Norwegian Individual Shareholders

      Norwegian Individual Shareholders will be liable for capital gains tax arising from the sale of shares irrespective of the period of time the shares have been held and the number of shares sold. Capital gains are currently taxed as ordinary income at a flat rate of 28 per cent. Correspondingly, losses on the sale of the shares will be deductible against ordinary income. The capital gain or loss on each share will be equal to the consideration received less the cost price of the share (i.e., the tax base as derived from the original shares in Norsk Hydro) and any transaction costs related to the acquisition or sale of the share. From this capital gain, Norwegian Individual Shareholders are entitled to deduct a calculated allowance, provided that the calculated allowance has not already been used to reduce taxable dividend income, as described above. For shares acquired on or after January 1, 2006, the allowance for each share is equal to the cost price of the share multiplied by a determined risk free interest rate. For shares acquired prior to January 1, 2006, the cost price includes accumulated RISK adjustments per January 1, 2006. The allowance may only be deducted in order to reduce a taxable gain, and may not be deducted in order to increase or produce a deductible loss.

      The calculated allowance is allocated to the Norwegian Individual Shareholders holding shares at the end of each calendar year. Norwegian Individual Shareholders who transfer shares will thus not be entitled to deduct any calculated allowance related to the year of transfer.

      If a shareholder sells shares acquired at different times, the shares that were acquired first shall be considered to be the shares first disposed of (“first in first out” principle).

      The rules regarding capital gain taxation apply for Norwegian Individual Shareholders who receive a distribution of the value of a fraction of a share, as only whole shares will be issued. The capital gain or loss on the fraction of a share will be equal to the consideration received less the cost price of the fraction of the share and any transaction costs related to the acquisition or sale of the share. The “first in first out” principle will apply.

      Norwegian Individual Shareholders who move abroad and cease to be resident in Norway for tax purposes as a result of this, are deemed taxable in Norway for any potential gain related to the shares held at the time the tax residency ceased, as if the shares were realized for tax purposes at this time. Gains of NOK 500,000 or less are not taxable. Potential losses are as a main rule not deductible. If such shareholders move to a jurisdiction within the European Economic Area (“EEA”), potential losses related to shares held at the time tax residency ceases will be tax deducible when exceeding the NOK 500,000 threshold. The actual taxation (loss deduction) will occur at the time the shares are actually realized for tax purposes. If the shares are not realized for tax purposes within five years after the shareholder ceased to be resident in Norway for tax purposes, the tax liability calculated under these provisions will not apply.

      Norwegian Individual Shareholders who move abroad and, as a result, cease to be resident in Norway for tax purposes, are taxable for any capital gain (regardless of the NOK 500,000 threshold as described above) related to shares which is realized within five years from the year in which they lose their Norwegian tax residency, unless the shareholders were taxed on the basis of potential gain as described above.

(b)     Norwegian Corporate Shareholders

      Norwegian Corporate Shareholders are exempt from tax on capital gains upon the realization of shares, and losses related to such realization are not tax deductible.

     Net Wealth Taxation

      The value of shares is included in the basis for computation of net wealth tax for Norwegian Individual Shareholders. The marginal net wealth tax rate for Norwegian Individual Shareholders is currently 1.1 per cent of the assessed value. For shares listed on the Main List of the Oslo Børs the value for assessment purposes is equal to 85 per cent of the listed value as of January 1 of the year of assessment.

      Norwegian Corporate Shareholders are not subject to net wealth tax.

     Inheritance Tax

      Upon transfer of shares by way of inheritance or gift, the transfer may be subject to Norwegian inheritance or gift tax. However, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident in Norway.

      The basis for the computation of inheritance tax is the market value at the time the transfer takes place. The rate is progressive from 0 to 30 per cent. For inheritance and gifts from parents to children, the maximum rate is 20 per cent.

Tax Position of Shareholders Resident in Jurisdictions other than Norway

      Taxation of Dividends

(a)     Foreign Individual Shareholders

      Dividends distributed to shareholders who are individuals not resident in Norway for tax purposes (“Foreign Individual Shareholders”), are as a general rule subject to withholding tax at a rate of 25 per cent. This rate will often be reduced, normally to 15 per cent, by an applicable tax treaty between Norway and the relevant shareholder’s country of residence. The tax will be withheld by the distributing company at the time of distribution, and the non-resident shareholders will receive the dividends net of any withholding tax applicable.

      Foreign Individual Shareholders resident within the EEA are subject to withholding tax, as described above, but may be entitled to a partial refund of the withholding tax. The refund may be granted on the basis of an application from the Foreign Individual Shareholder, and will, if granted, equal (in full or partially) the calculated allowance granted to Norwegian Individual Shareholders, see “Taxation of dividends — Norwegian Individual Shareholders” above.

      If a Foreign Individual Shareholder is carrying on business activities in Norway and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as a Norwegian Individual Shareholder, as described above.

(b)     Foreign Corporate Shareholders

      Dividends distributed to shareholders who are limited liability companies not resident in Norway for tax purposes (“Foreign Corporate Shareholders”), are as a general rule subject to withholding tax at a rate of 25 per cent. The withholding tax rate of 25 per cent is normally reduced through tax treaties between Norway and the country in which the shareholder is resident.

      Dividends distributed to Foreign Corporate Shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax, provided that the shareholder is the beneficial owner of the shares.

      Foreign shareholders (both Foreign Individual Shareholders and Foreign Corporate Shareholders) who have been subject to withholding tax at a higher rate than that prescribed by the applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess tax withheld. The application must be filed with the Central Office — Foreign Tax Affairs (Sentralskattekontoret for utenlandssaker). The application must be signed by the applicant. If the application is signed by proxy, a copy of the letter of authorization must be enclosed.

      Dividends distributed on nominee-registered shares will normally be subject to the standard 25 per cent rate of withholding tax, unless the nominee, by agreeing to provide certain information about the beneficial owners, has obtained approval to be registered in VPS with a reduced treaty rate from the Central Office — Foreign Tax Affairs.

(c)     All Foreign Shareholders

      Dividends paid to a depositary for redistribution to shareholders holding ADSs will be subject at the outset to a withholding tax of 25 per cent. It is expected that the financial institution acting as the Statoil ADR Depositary has acquired or will acquire the necessary approvals in order to be able to receive and redistribute dividends to U.S. resident holders of Statoil shares and ADSs at the treaty withholding rate of 15 per cent, provided such holders have furnished the Statoil ADR Depositary with appropriate certification to establish such holders’ eligibility for the benefits under an applicable tax treaty with Norway.

     Capital Gains Tax

      Foreign shareholders (both Foreign Individual Shareholders and Foreign Corporate Shareholders) are normally not subject to capital gains tax in Norway on the sale of shares. A tax liability in Norway may nevertheless arise for Foreign Individual Shareholders who (i) hold the shares in connection with a business which is carried out in Norway or (ii) have previously been resident in Norway for tax purposes and the shares are sold within five years after the expiration of the calendar year when residency for tax purposes in Norway ceased. In both cases, the Norwegian tax liability may be limited by a tax treaty. The rate of tax on capital gains is 28 per cent.

     Net Wealth Taxation

      Foreign shareholders (both Foreign Individual Shareholders and Foreign Corporate Shareholders) are normally not obliged to pay net wealth tax on shares in Norwegian limited liability companies.

     Inheritance Tax

      Upon transfer of shares by way of inheritance or gift, the transfer may be subject to Norwegian inheritance or gift tax. However, such transfer is not subject to Norwegian tax if the donor/deceased is neither a national nor resident in Norway.

      The basis for the computation of inheritance tax is the market value at the time the transfer takes place. The rate is progressive from 0 to 30 per cent. For inheritance and gifts from parents to children, the maximum rate is 20 per cent.

United States Tax Consequences of Owning Merged Company Ordinary shares or ADSs

      This section describes the material United States federal income tax consequences of the ownership and disposition of the merged company shares or ADSs that you will receive pursuant to the merger. The following discussion assumes that Norsk Hydro’s shareholders will hold their merged company shares or ADSs as capital assets for tax purposes. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of his, her or its personal investment circumstances or to shareholders subject to special treatment under the U.S. federal income tax taws such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10 per cent or more of the voting stock of Statoil;

•	persons that hold merged company shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, a holder of ADRs evidencing ADSs will generally be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares generally will not be subject to United States federal income tax.

      Norsk Hydro shareholders are urged to consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of merged company shares and ADSs in light of their particular circumstances.

      U.S. Holders. For purposes of this discussion, “U.S. holder” means any person that is a beneficial owner of merged company’s shares or ADSs and is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a United States domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      Taxation of Dividends. For U.S. holders, the gross amount of any dividend paid by Statoil out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to non-corporate U.S. holders at a maximum tax rate of 15 per cent if they hold the merged company shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding-period requirements. Dividends the merged company pays with respect to merged company shares or ADSs generally will be qualified dividend income.

      U.S. holders must include any Norwegian tax withheld from the dividend payment in this gross amount even though they do not in fact receive the amount withheld as tax. The dividend is taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

      The amount of the dividend distribution that U.S. holders must include in their income will be the U.S. dollar value of the Norwegian kroner payments made, determined at the spot Norwegian kroner/ U.S. dollar rate on the date the dividend distribution is included in their income, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their tax basis in the merged company shares or ADSs and, to the extent in excess of their tax basis, will be treated as capital gain.

      Subject to certain limitations, the 15 per cent Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against the United States federal income tax liability of U.S. holders. Special rules apply in determining the foreign tax credit with respect to dividends that are subject to the maximum 15 per cent rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be ”passive” or ”general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

      Any gain or loss resulting from currency exchange fluctuations during the period from the date U.S. holders include the dividend payment in income to the date they convert the payment into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

      Taxation of Capital Gains. U.S. holders who sell or otherwise dispose of their merged company shares or ADSs, will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that they realize and their tax basis, determined in U.S. dollars, in their merged company shares or ADSs. The tax basis of U.S. holders should generally equal the fair market value of their merged company shares or ADSs on the date they receive them. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15 per cent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      U.S. holders that receive any foreign currency on the sale of merged company shares or ADSs may recognize ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the merged company shares or ADSs and the date the sales proceeds are converted into U.S. dollars.

      Non-U.S. Holders. “Non-U.S. holder” means any person that is a beneficial owner of the merged company’s shares or ADSs and is not a United States person for United States federal income tax purposes.

      For non-U.S. holders, dividends paid in respect of Statoil Shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with their conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that they maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases, non-U.S. holders generally will be taxed in the same manner as U.S. holders. For corporate non-U.S. holders, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent rate or at a lower rate if they are eligible for the benefits of an income tax treaty that provides for a lower rate.

      Non-U.S. holders will not be subject to United States federal income tax on gain recognized on the sale or other disposition of their Statoil Shares or ADSs unless (i) the gain is “effectively connected” with their conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that they maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or (ii) in the case of individual non-U.S. holders, they are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist. In addition, “effectively connected” gains that are recognized by corporate non-U.S. holders may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

      Backup Withholding and Information Reporting. For non-corporate U.S. holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to them within the United States, and

•	the payment of proceeds from the sale of shares or ADSs effected at a United States office of a broker.

      Additionally, backup withholding may apply to such payments if a non-corporate U.S. holder:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      Non-U.S. holders are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to them outside the United States by us or another non-United States payor, and

•	other dividend payments and the payment of the proceeds from the sale of shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that a non-U.S. holder is a United States person and the non-U.S. holder has furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which it certifies, under penalties of perjury, that it is a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	they otherwise establish an exemption.

      Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by non-U.S. holders in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to them at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that a non-U.S. holder is a United States person and the documentation requirements described above are met or a non-U.S. holder otherwise establishes an exemption.

      In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50 per cent or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50 per cent of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that a non-U.S. holder is a United States person and the documentation requirements described above are met or a non-U.S. holder otherwise establishes an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that such non-U.S. holder is a United States person.

      Non-U.S. holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the United States Internal Revenue Service.

THE MERGER PLAN

      This section of the circular/prospectus summarizes the material provisions of the merger plan entered into by the boards of directors of Norsk Hydro and Statoil on March 12 and March 13, 2007, respectively. The merger plan replaces the integration agreement between Norsk Hydro and Statoil, dated December 18, 2006, which set the principles and formed the basis for the negotiation of the merger plan. The integration agreement has no further legal effect. The following summary of the merger plan is qualified in all respects by reference to the complete text of the merger plan, which is incorporated by reference herein in its entirety and is attached to this circular/prospectus as Appendix A.

Structure of the Merger

      The activities of Norsk Hydro and its subsidiaries (the “Norsk Hydro Group”) are currently comprised of the two core business areas Aluminium and Oil & Energy, as well as the business areas Hydro Other Businesses and Industriforsikring AS. The merger plan contemplates the separation of the petroleum activities of Norsk Hydro, along with Norsk Hydro’s wind power business and interests in a power generation company and an information technology subsidiary, from the remaining activities of Norsk Hydro and their combination with Statoil. The Norsk Hydro activities being separated are referred to in this circular/prospectus as “Hydro Petroleum”. As part of the merger, Norsk Hydro Group’s ownership interests in a number of companies (the “Petroleum Companies”) will be transferred. An overview of the Petroleum Companies is included in Annex 1 to the merger plan.

Implementation of the Merger

      The merger will be implemented by means of a demerger transaction effected in accordance with Norwegian law whereby the assets and liabilities, rights and obligations of Hydro Petroleum will be transferred to the merged company for consideration in the form of shares of Statoil issued to the shareholders of Norsk Hydro. Consideration in the form of shares will not be issued with respect to Norsk Hydro’s treasury shares.

      A number of related transactions will be effected in connection with and prior to completion of the merger in order to reorganize the ownership of Norsk Hydro’s subsidiaries and other entities that comprise Hydro Petroleum and facilitate the separation of these subsidiaries from Norsk Hydro. Specifically, Norsk Hydro has agreed to carry out the following related transactions before implementation of the merger:

•	a demerger of Norsk Hydro Produksjon AS resulting in the transfer of assets and liabilities, rights and obligations related to Hydro Petroleum and representing 80 per cent of the current net asset value of Norsk Hydro Produksjon AS to a newly established limited company to be named Norsk Hydro Petroleum AS wholly owned by Norsk Hydro; and

•	intra-group transfers of assets (including shares) and liabilities, rights and obligations to the extent necessary in order for Hydro Petroleum and Norsk Hydro’s remaining activities to be organized in companies that (a) hold assets and liabilities, rights and obligations belonging to either Hydro Petroleum or Norsk Hydro’s remaining activities, and (b) are held through a chain of ownership consisting solely of companies included either in Hydro Petroleum or Norsk Hydro’s remaining activities.

      Upon completion of the merger, all assets and liabilities, rights and obligations of Hydro Petroleum, including the new company (Norsk Hydro Petroleum AS) arising through the demerger of Norsk Hydro Produksjon AS, will be transferred to the merged company.

      The ratio between the net value of the assets of Norsk Hydro after the demerger and the net value of the assets to be transferred to the merged company in connection with the merger is referred to as the “Allocation Ratio”. The Allocation Ratio of the Norsk Hydro demerger is 70:30 (i.e., Hydro Petroleum constitutes 70 per cent of the current net asset value of Norsk Hydro).

Timing of Execution

      If the merger plan is approved by the shareholders of Statoil and Norsk Hydro, completion of the merger by registration in the Register of Business Enterprises will occur on the first business day of the month that follows the month in which the period for creditor’s objections under Norwegian law has elapsed and all other necessary conditions to completion set forth in the merger plan have been satisfied.

Merger Consideration

      Upon completion of the merger, shareholders of Norsk Hydro will receive 0.8622 shares of Statoil for each Norsk Hydro share that they own and 0.8622 ADSs of Statoil for each Norsk Hydro ADS that they own and they will also continue to own the Norsk Hydro shares or ADSs that they currently own. Only whole shares of the merged company will be issued. Fractional shares or ADSs will be aggregated into whole shares and sold in the market. The net proceeds of such sales will be distributed proportionately to those Norsk Hydro shareholders or ADS holders entitled thereto. The merger ratio is based on the following financial conditions:

•	an inter-company demerger balance representing a loan or a claim of such size that the net interest-bearing debt of Hydro Petroleum is NOK 1 billion as of January 1, 2007 shall be established between Norsk Hydro’s remaining activities and Hydro Petroleum;

•	before the merger is completed, Statoil shall distribute an ordinary dividend of NOK 9.12 per share;

•	before the merger is completed, Norsk Hydro shall distribute an ordinary dividend of NOK 5.00 per share, which shall be charged to Hydro Petroleum; and

•	neither Statoil nor Norsk Hydro shall distribute any other dividend before completion of the merger.

Allocation of Assets and Liabilities, Rights and Obligations Pursuant to the Merger Plan

      Under the merger plan, if the merger occurs, the business carried out by Hydro Petroleum will be treated as having been carried out for the account and risk of the merged company from and including January 1, 2007, the financial effective date of the merger. Hydro Petroleum comprises all assets and liabilities, rights and obligations that solely or primarily relate to the Norsk Hydro Group’s activities in the areas of exploration, production, transport, processing, marketing and sale of oil and gas, as well as the research and development functions related to such activities and all shares and assets that Norsk Hydro owns in companies carrying out such activities. In accordance with the terms of the merger plan, Norsk Hydro’s wind power business, Norsk Hydro’s interests in Naturkraft AS and Hydro IS Partner, and Norsk Hydro’s ownership interests in Norsk Hydro Canada Inc. will also be included in Hydro Petroleum and transferred in the merger.

      Together with its aluminium business, Norsk Hydro’s hydroelectric power business and associated trading activities, its solar energy business, CO2 quotas and Norsk Hydro’s captive insurance company, Industriforsikring AS, will remain within the Norsk Hydro Group structure when the merger is completed. After completion of the merger, Industriforsikring AS shall be demerged. The rights and obligations related to Hydro Petroleum’s insurance and a corresponding share of the assets of Industriforsikring AS will be transferred to a newly established company that will be then sold to the merged company for an amount equal to its value adjusted equity (fair market value).

      Pursuant to the terms of the merger plan, the Norsk Hydro Group will transfer to the merged company upon completion of the merger all its payment obligations relating to all the outstanding bonds of the Group, including ten series of bonds issued under an indenture and [ ] series of bonds issued under a trust deed both issued by Norsk Hydro, the aggregate principal amounts of which totalled NOK 16,319,498,691 and NOK 2,491,394,874, respectively, as of January 1, 2007 and a series of bonds issued by Norsk Hydro Produksjon AS under an indenture, the principal amount of which was NOK 100,775,592 as of January 1, 2007. The holders of those bonds will be requested to consent to amendments to the terms of those bonds in respect of the assumption by Statoil.

      Statoil and Norsk Hydro have also agreed that Hydro Petroleum’s guarantee portfolio will be transferred to the merged company. This comprises parent company guarantees and rights and obligations related to certain bank guarantees. As of January 1, 2007, Hydro Petroleum’s guarantee portfolio includes a guarantee liability of approximately NOK 20 billion.

      Under the merger plan, Statoil and Norsk Hydro agree that any rights, assets and obligations related to activities that will no longer be part of the Norsk Hydro Group (including environmental and pension liabilities related to the fertilizer and magnesium activities), shall be distributed between Hydro Petroleum and Norsk Hydro’s other activities in accordance with the Allocation Ratio described above. Moreover, if the merger is completed, the merged company will be deemed to have assumed as of the financial effective date of the merger all rights and obligations relating to the financial debt that exists between Norsk Hydro and the Petroleum Companies.

Inter-Company Demerger Balance Account Between Hydro Petroleum and Hydro’s Other Activities

      The merger plan contains provisions regarding the establishment of an inter-company balance account between Norsk Hydro’s remaining activities and Hydro Petroleum that, as of January 1, 2007, showed a net interest-bearing debt of NOK 1 billion owed by Hydro Petroleum to Norsk Hydro’s other activities. The inter-company balance account will be subject to adjustments over time in order to reflect cash flows of Hydro Petroleum, including cash flows in connection with the related transaction described above, in the period between the financial effective date of the merger and its completion, and other factors in accordance with the merger plan. The inter-company balance account will bear interest at a rate corresponding to one months’ NIBOR, calculated daily and capitalized in arrears on the last business day of each calendar month. At completion of the merger, the inter-company balance amount will be settled through a cash payment in accordance with certain procedures set forth in the merger plan.

Employees

      Under the merger plan, Norsk Hydro and Statoil have agreed that all employees of Norsk Hydro whose primary relationship as of the financial effective date of the merger relates to Hydro Petroleum will become employees of the merged company. In addition, approximately 120 employees of Norsk Hydro’s Corporate Centre in Norway, including approximately 50 employees from the Facility Management unit, will also become employees of the merged company. Finally, approximately 15 corporate employees working outside of Norway will be transferred to the merged company. The transfer of employment of the affected employees will be effected in accordance with the rules and regulations of the Working Environment Act and other relevant labor legislations.

Pensions

      As of and from the financial effective date, the merged company will assume Norsk Hydro Group’s pension obligations under both the Group’s pension schemes and unfunded pension obligations relating to active employees of the Norsk Hydro Group whose employment will be transferred to the merged company, and to pensioners and former employees of the Norsk Hydro Group whose primary relationship as of the date of termination of employment related to Hydro Petroleum. In addition, as of the effective date of the merger, the merged company will assume 36 per cent of Norsk Hydro’s pension liabilities towards retired employees and former employees whose work related to both Hydro Petroleum and Norsk Hydro’s other activities. Finally, the merged company will assume responsibility for a share equal to the Allocation Ratio of Norsk Hydro’s pension liabilities towards retired employees and former employees, whose tasks at the time of termination of employment related to certain operations and business activities which are no longer part of the Norsk Hydro Group.

      Following the merger, Norsk Hydro’s pension scheme shall be split in accordance with applicable Norwegian regulations. A proportion of Norsk Hydro’s pension fund assets will be transferred to the merged company’s pension scheme, which will assume the pension liabilities of Hydro Petroleum in accordance with certain agreed procedures.

Merger-Related Business Agreements Between Norsk Hydro and the Merged Company

      As part of the merger, Hydro IS Partner will be transferred to the merged company. Statoil and Norsk Hydro agree that Hydro IS Partner will continue to provide information technology/information systems services to Norsk Hydro following the merger under the terms and conditions of certain frame, delivery and project agreements that are currently in effect between Hydro IS Partner and Norsk Hydro’s other activities. In addition, as part of the merger, the Petroleum Companies and certain companies within Norsk Hydro’s other activities will enter into a number of commercial agreements with a view to continuing established business relations between Hydro Petroleum and Norsk Hydro’s other activities for a transitional period following the merger.

Taxation

      From the financial effective date, the merged company will assume all historical and future rights and obligations with respect to taxation issues related to Hydro Petroleum. Consequently, any rights related to tax payments made and any liabilities for possible changes in taxation from previous years will be allocated to the merged company if the basis for taxation is related to Hydro Petroleum. The merger plan sets out certain procedures to implement this general principle and certain adjustment and compensation mechanisms. In addition, the merged company will indemnify companies within the Norsk Hydro Group for any tax liabilities or other charges arising out of or connected to the merger in accordance with the terms and provisions of the merger plan.

Founders and Subscription Certificates

      Norsk Hydro has issued “founder certificates” and “subscription certificates” which have preferential subscription rights in the event of an increase in Norsk Hydro’s share capital, provided that the Norwegian law in effect at the time of the share increase so permits. These preferential rights do not apply if the share capital increase is effected to allot shares to third parties as compensation for their transfer of assets to Norsk Hydro.

      The holders of such certificates will keep their preferential subscription rights in Norsk Hydro after completion of the merger. With respect to the merged company, the rights of the holders of such certificates will be redeemed by the merged company in accordance with Norwegian law by paying a redemption consideration based on the actual value of the certificates upon submission of a claim by the holders.

Conduct of Business Pending the Merger

      During the period from the date of the integration agreement until completion of the merger, Statoil and Norsk Hydro have and will continue to carry out their day-to-day business independently of each other as required under applicable competition law.

      However, the parties have agreed that Statoil, Norsk Hydro and their respective subsidiaries will refrain from taking any action that would violate the terms and conditions of the merger plan and Statoil and Hydro Petroleum will not undertake any major investments, divestments or any changes to their respective businesses or capital structures without the prior consent of the other party and will not perform or permit any other acts or omissions that are of major importance to the merger or that fall outside the ordinary course of business. In addition, Statoil and Norsk Hydro have agreed that they will refrain from soliciting third party offers or proposals which will be detrimental to the execution of the merger or will reduce the probability of the merger being approved by their respective general meetings.

Conditions to Completion of the Merger

      The obligations of Norsk Hydro and Statoil to complete the merger are subject to the satisfaction of the following conditions:

•	Approval of the merger plan by the extraordinary general meetings of both Statoil and Norsk Hydro.

•	Non-occurrence of any incidents, changes, occurrences or developments with regard to Statoil and Norsk Hydro prior to the approval of the merger plan by the extraordinary general meetings of the two companies that would materially alter the basis for the merger.

•	Adequate documentation shall have been produced to evidence that the estimated inter-company balance account between Hydro Petroleum and Norsk Hydro’s other activities has been settled.

•	All regulatory consents and approvals necessary to complete the merger have been obtained, and such approvals shall not impose conditions that will have a material adverse effect on the merged company. However, this condition shall not apply if, in the opinion of the Norsk Hydro and Statoil boards, neither the failure to obtain consents nor the potential conditions imposed by regulatory approvals would have a material adverse effect, taking into account any compensation which may be agreed upon in connection therewith.

•	All third party approvals necessary for the completion of the merger shall have been granted. However, this condition shall not apply if, in the opinion of Norsk Hydro’s and Statoil’s boards, the failure to obtain such consents would not have a material adverse effect, taking into account any compensation that may be agreed upon in connection therewith.

•	The deadline for objections from Norsk Hydro’s and Statoil’s creditors shall have expired and the relationship with any creditors that have raised objections shall have been settled, or the District Court shall have decided that the demerger may nevertheless be completed.

•	All conditions for Statoil’s continued listing on the Oslo Stock Exchange and the New York Stock Exchange shall have been, or with a reasonable degree of certainty will be, fulfilled.

•	Statoil’s obligation to complete the merger is also contingent upon all necessary related transactions having been carried out in accordance with the merger plan.

Corporate Name and Logo

      The name of the merged company, effective upon the completion of the merger, will be StatoilHydro ASA. However, the board of directors of the merged company will develop a new name and a new logo which will symbolize the company’s business strategy, values and vision, and which will be different from the present companies’ names. A proposal for a new name will be presented at the first ordinary general meeting after the completion. The change of name and logo will not prevent the use of Statoil’s present name and logo in connection with the merged company’s energy and retail business area.

Registered Office and Location

      The registered office of the merged company will be in Stavanger. The corporate functions of the merged company will be located in both Oslo and Stavanger, and the Chief Executive Officer of the merged company will have offices in both locations.

Expenses

      All external costs incurred or to be incurred by the Norsk Hydro Group in connection with the planning, negotiation and execution of the merger and the related separation of the Norsk Hydro Group will be attributed to Hydro Petroleum to be transferred to the merged company.

THE MERGED COMPANY

Group Structure

      Statoil is the ultimate parent company of the Statoil Group. For a list of Statoil’s significant subsidiaries owned directly by the parent company see “Item 4 — Information on the Company — Organizational Structure” in the Statoil 2006 Form 20-F incorporated herein by reference. Upon completion of the merger, Statoil will acquire a number of companies that are currently part of the Norsk Hydro Group. The following table sets forth the significant subsidiaries Statoil will acquire in the merger, equity interest and the subsidiaries’ country of incorporation.

Subsidiary	Equity Interest	Country

Norsk Hydro Petroleum AS	100	Norway
Hydro IS Partner AS	100	Norway
Hydro Hydrogen Technologies AS	100	Norway
Norsk Hydro Russland AS	100	Norway

Dividends and Share Buy-Backs

      The merged company is expected to maintain Statoil’s current dividend policy of returning to shareholders, through a combination of cash dividends and share repurchases, an amount in the range of 45 to 50 per cent of consolidated net income as determined in accordance with U.S. GAAP with the goal of growing the ordinary cash dividend measured in NOK per share. In any one year, however, the aggregate amount of cash dividends paid to shareholders and share repurchases may be higher or lower than 45 to 50 per cent of net income, depending on the merged company’s evaluation of expected cash flow development, capital expenditure plans, financing requirements and appropriate financial flexibility.

      Statoil’s board of directors has proposed a share repurchase authorization for the 2007-2008 period, which is subject to approval by the annual general meeting of Statoil on May 15, 2007. Statoil has agreed not to acquire further shares in the market pursuant to the share repurchase authorization until completion of the merger. An agreement will be negotiated with the Norwegian State which will regulate the redemption and cancellation of a proportional share of the Norwegian State’s shares, ensuring that the Norwegian State’s ownership interest remains unchanged when these share repurchases are effected. See “Item 7-Major Shareholders and Related Party Transactions of Statoil” included in the Statoil 2006 Form 20-F. Share repurchases by the merged company will depend on the authorization of its shareholders, as well as a number of factors prevailing at the time its board of directors considers any share repurchase. See “The Statoil Extraordinary General Meeting”.

Directors and Management of the Merged Company

      After the merger, the merged company’s management will be vested in the merged company’s board of directors and its President and Chief Executive Officer. The President and Chief Executive Officer, which is a formal corporate position under Norwegian corporate law, is responsible for the day-to-day management of the merged company in accordance with the instructions, policies and operating guidelines set out by the merged company’s board of directors.

Board of Directors

      The board of directors of the merged company will be composed of 10 directors. Pursuant to the merger plan, Eivind Reiten, current President and Chief Executive of Norsk Hydro, shall be elected as Chairman of the board of directors of the merged company. In addition, Statoil’s election committee shall nominate four directors and Norsk Hydro’s election committee shall nominate two directors. The merged company will arrange for the election of three employee representatives for the merged company’s board of directors as soon as possible after completion of the merger, with the aim of having employee representatives in these corporate bodies with experience within Hydro Petroleum and Statoil reflecting the principle of a merger of equals. Until an election has been held, the existing employee representatives on the board of Statoil will continue to serve as board members. See “Item 6 — Directors, Senior Management and Employees — Board of Directors” in the Statoil 2006 Form 20-F.

      The proposed members of the board shall be elected for the period up until the annual general meeting of the merged company in the spring of 2010. The proposed members of the board of directors, their place of residence and age are identified below.

Name	Place of Residence	Year of Birth

Eivind Reiten	Oslo, Norway	1953
Marit Arnstad	Stjørdal, Norway	1962
Kjell Bjørndalen	Skotselv, Norway	1946
Roy Franklin	Dorset, United Kingdom	1953
Elisabeth Grieg	Oslo, Norway	1959
Kurt Anker Nielsen	Copenhagen, Denmark	1945
Grace Reksten Skaugen	Oslo, Norway	1953

      Eivind Reiten, Chairman of the board, is president and chief executive officer of Norsk Hydro. Prior to joining Norsk Hydro in September 1986, he was state secretary in the Ministry of Finance and later minister of fisheries. In 1989-90 he was minister of petroleum and energy. He has been a manager in Norsk Hydro’s agricultural division (now Yara International ASA), and has served as president of Norsk Hydro’s energy and refining & marketing divisions and of Hydro Aluminium, metal products. In 1999, Mr. Reiten was appointed executive vice president with an overall responsibility for Norsk Hydro’s aluminium business and became a member of the corporate management. He has served as chief executive officer of Norsk Hydro since 2001. Mr. Reiten holds an economics degree from the University of Oslo. He has been a member of the board of the Central Bank of Norway, and chair of the boards of the Norwegian Postal Service, Telenor ASA and the International Primary Aluminium Institute.

      Marit Arnstad, Deputy Chairman of the board, is a lawyer and works as an adviser at the Schjødt law firm in Trondheim. Ms. Arnstad was minister of petroleum and energy in the period 1997-2000 and a member of parliament representing the Centre Party in the periods 1993-97 and 2001-05. She has been senior executive officer in the Ministry of the Environment, and an assistant lawyer in the law firm of Wiersholm, Mellbye and Bech. Ms. Arnstad is chair of the board of the Norwegian University of Science and Technology in Trondheim (NTNU), and sits on the boards of NTE Nett AS, Aker Seafood ASA, Acta ASA, COWI AS and Access Mid-Norway. She has been a member of Statoil’s board since 2006.

      Kjell Bjørndalen is general secretary of the Norwegian United Federation of Trade Unions and a member of the secretariat of the Norwegian Confederation of Trade Unions. He is a member of Statoil’s corporate assembly and sits on the board of Bank1 Oslo ASA. Mr. Bjørndalen is also a leader of the amalgamation of industrial employees in the Nordic countries. He has been a member of the Labour party’s central board since 1992.

      Roy Franklin was chief executive of Paladin Resources plc, our UK independent oil and gas company, from 1997-2005, and group managing director of Clyde Petroleum plc from 1991-97. Previously, he held several positions with BP from 1973 to 1991, where he gained exploration, commercial and management experience in several countries. Mr. Franklin holds a BSc in geology from Southampton University, UK. He was chair of Brindex, the trade association for UK independent oil and gas companies, and a member of Pilot, the joint industry/government task force, from 2002-05. Mr. Franklin is non-executive chair of Bateman Litwin NV, and sits on the boards of an Australian oil and gas company and Novera Energy Ltd, a leading UK company in the renewables sector Santos Ltd. In 2004, he was awarded the OBE for services to the UK oil and gas industry.

      Elisabeth Grieg is co-owner of the Grieg Group and CEO of Grieg International AS. She is also chair of the board of Grieg Shipping Group, vice president of the Norwegian Shipowners’ Association and sits on the boards of Star Shipping AS, Grieg International AS, Grieg Maturitas AS, the Grieg Foundation and SOS Children’s Villages in Norway. She is a member of Orkla ASA’s corporate assembly and election committee and the council and election committee of Det Norske Veritas. Ms. Grieg has been a member of the Norsk Hydro board since 2001, and has been Deputy Chairman of the Norsk Hydro board since 2006.

      Kurt Anker Nielsen has previously held senior positions in Novo A/S and Novo Nordisk A/S, including as CFO and managing director. He is presently deputy chair of the boards of Novozymes A/S and Dako A/S, and sits on the boards of Novo Nordisk A/ S, Novo Nordisk Fonden, ZymoGenetics Inc and Westas Wind Systems A/S. Mr. Nielsen is also chair of the board of Reliance A/S. Mr. Nielsen has been a member of Norsk Hydro’s board since 2004.

      Grace Reksten Skaugen is an independent consultant. Ms. Skaugen has held the position of director of corporate finance at Enskilda Securities in Oslo. She has also been adviser for Aircontactgruppen in Oslo and Fearnley Finance Ltd in London. She did research in the field of microelectronics at Columbia University in New York. Ms. Skaugen has a PhD in laser physics from the Imperial College of Science and Technology, London University, and an MBA from the Norwegian School of Management. She is board chair of Entra Eiendom AS, deputy chair at Opera Software ASA and board member of Investor AB and Atlas Copco AB. Ms. Skaugen has been a member of Statoil’s board of directors since June 2002.

Audit Committee

      The audit committee is a committee of the board of directors and its objective is to perform more thorough assessments of specific matters within the merged company and report to the board of directors. The audit committee is instructed to assist the board’s oversight of issues such as (1) the quality and integrity of the company’s financial statements and related disclosure, (2) the external auditor’s qualifications and independence, (3) the performance of the external auditor subject to the requirements of Norwegian law, (4) the performance of the company’s internal audit function, internal controls and risk management and risk audit function, (5) the company’s compliance with legal and regulatory requirements, including the requirements related to the listing on stock exchanges, and (6) compliance with the group’s ethical rules, including the group’s compliance activities relating to corruption.

      The internal audit function reports directly to the board of directors and to the Chief Executive Officer. The audit committee assists the board in overseeing this function. The audit committee also receives regular briefings and reports on internal control and ethical issues.

      Under Norwegian law, the external auditor is elected by shareholders at the Annual General Meeting. The audit committee makes a recommendation to the board of directors in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. The audit committee meets at least six times a year, and meets separately with the internal auditor and the external auditor on a regular basis.

      The audit committee is also charged with reviewing the scope of the audit and the nature of any non-audit services provided by external auditors. The external auditors report directly to the audit committee on a regular basis. The audit committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The audit committee has the authority to engage independent advisors to assist it in carrying out its duties. The board elects up to four of its members to serve on the audit committee.

Compensation Committee

      The compensation committee is a committee of the board of directors and its objective is to assist the board in (1) the further development of the merged company’s reward philosophy and strategy generally, and more specifically with regard to compensation of the CEO, (2) devising internally consistent and externally competitive total compensation programs in order to attract, retain and reward the CEO and key executives for performance related to achievements of financial goals, values and leadership approach, and (3) providing guidance, direction and monitoring of the merged company’s compensation programs with respect to the long-term interest of the shareholders. The board elects three of its members to serve on the compensation committee.

Executive Committee

      An executive committee is not required under Norwegian corporate law, but the committee was established by Statoil as part of the overall organization of the company. Each member of the executive committee supervises separate business areas or staff units. Although the CEO is responsible for making decisions on important matters not requiring the decision of the board of directors, as well as all matters referred to him by the board, the executive committee has an advisory role. The board of directors has granted Mr. Lund, Mr. Sætre and Mr. Jacobsen the power of procurement, which under Norwegian law essentially empowers each of them to act on behalf of the merged company in all matters relating to the normal operations of the merged company.

      The members of the merged company’s executive committee following completion of the merger, their place of residence, age and position are identified below.

Name	Place of Residence	Year of Birth	Position

Helge Lund	Bærum, Norway	1962	President and Chief Executive Officer
Eldar Sætre	Sandnes, Norway	1956	Chief Financial Officer
Tore Torvund	Bergen, Norway	1952	Executive Vice President, Exploration & Production Norway
Peter Mellbye	Stavanger, Norway	1949	Executive Vice President, International Exploration & Production
Jon Arnt Jacobsen	Stavanger, Norway	1957	Executive Vice President, Manufacturing & Marketing
Morten Ruud	Bærum, Norway	1952	Executive Vice President, Projects
Rune Bjørnson	Sandnes, Norway	1958	Executive Vice President, Natural Gas
Margareth Øvrum	Bergen, Norway	1958	Executive Vice President, Technology and New Energy
Hilde Merete Aasheim	Oslo, Norway	1958	Executive Vice President, Group Services

      Helge Lund was appointed President and Chief Executive Officer of Statoil on March 7, 2004 and assumed his position on August 15, 2004. Mr. Lund came from the position of Chief Executive of Aker Kværner, and from 1999 until he joined Statoil, he held a number of positions in the Aker RGI system, among them Deputy Chief Executive and Chief Operating Officer, before becoming Chief Executive Officer of Aker Kværner in 2002. For a period he was also appointed to the board of directors of Kværner. Mr. Lund joined the Hafslund Nycomed industrial company in 1993, and from 1997, he was deputy managing director of Nycomed Pharma for a period of two years. Before then, Mr. Lund was a political advisor in the Conservative Party’s parliamentary group and a consultant at McKinsey & Co. Mr. Lund graduated as a business economist from the Norwegian School of Economics and Business Administration (NHH) in Bergen. He also has a master of business administration (MBA) from the Insead business school in France.

      Eldar Sætre became Chief Financial Officer and Executive Vice President of Statoil on September 1, 2004 after he had been acting in this position since September 30, 2003. Previously, Mr. Sætre had been senior vice president for corporate control, planning and accounting since 1998 and senior vice president for corporate planning and control in the period from 1995 to 1998. Before then, his positions included controller for Gullfaks (1985-1989), commercial manager for Bergen Operations (1989-1992) and controller in E&P Norway (1992-1995). Mr. Sætre joined the group in 1980. He graduated with a Masters of Science degree in Business from the Norwegian School of Economics and Business Administration (NHH) in 1980.

      Tore Torvund has served as Executive Vice President for Norsk Hydro’s Oil and Energy area since January 2000. From 1996 to the date of his appointment as Executive Vice President, Mr. Torvund served as Senior Vice President with responsibility for all exploration and production activities in Norway, and from 1992 to 1996, he had responsibility for Norsk Hydro’s operations on the Norwegian Continental Shelf. Between 1990 and 1992, he served as Vice President for drilling operations, and from 1982-1990 he held different management positions within the Exploration & Production Division related to a North Sea field development project. From 1977 to 1982, Mr. Torvund worked for the French oil company Elf Aquitaine, where he was involved with oil and gas projects. Mr. Torvund received a masters degree in petroleum engineering from the Norwegian Institute of Technology in 1976.

      Peter Mellbye took over as Statoil’s Executive Vice President, International Exploration & Production on September 1, 2004, after he had served as Executive Vice President of Natural Gas since 1992. Employed at Statoil since 1982, Mr. Mellbye has held numerous positions. Most recently, Mr. Mellbye served as President of the Natural Gas business segment from 1990 to 1992 and as Vice President of Natural Gas Marketing from 1982 to 1990. Currently, Mr. Mellbye is a member of the board of the Energy Policy Foundation of Norway, and was previously a member of the boards of Siemens AS and Institut Français du Pétrole in France. Mr. Mellbye graduated from the Universities of Oslo and Bergen with a degree in political science in 1977.

      Jon Arnt Jacobsen has been Statoil’s Executive Vice President, Manufacturing & Marketing since September 1, 2004. He came from the position of Senior Vice President for group finance in Statoil, which he had held since 1998. He previously held the position of General Manager and head of the Singapore branch at Den Norske Bank ASA (DnBNor). From 1992 to 1995, Mr. Jacobsen headed the industrial section of DnBNor’s corporate customer division, having previously held a number of different positions in DnBNor’s banking organization for the oil and gas industry over a seven-year period. He worked from 1983 to 1985 as a downstream market analyst for Esso Norge. Mr. Jacobsen was a member of the board of Mesta AS from 2002 to 2004. He has a business degree from the Norwegian School of Management and an MBA from the University of Wisconsin.

      Morten Ruud was appointed Norsk Hydro’s Senior Vice President, Projects on January 1, 2004. He has served as Senior Vice President within Norsk Hydro’s Oil & Energy area since 1993. Employed at Norsk Hydro since 1980, Mr. Ruud has held numerous positions. From 1997 to 2004, Mr. Ruud headed the Exploration & Production division of Norsk Hydro. Between 1996 and 1997, Mr. Ruud had responsibility for Norsk Hydro’s operations on the Norwegian Continental Shelf. Mr. Ruud was the project director for Troll Oil Project, from 1992 to 1996, and for the Brage Project from 1989 to 1992. From 1982 to 1989, Mr. Ruud held different management positions within the Oseberg Development Project. Mr. Ruud serves as the Deputy Chairman of the Intsok Foundation. He received a masters degree in mechanical engineering from the Norwegian Institute of Technology in 1975.

      Rune Bjørnson was appointed Statoil’s Executive Vice President, Natural Gas on September 1, 2004. Mr. Bjørnson came from the position of Senior Vice President for Supply and Transport in Statoil’s Natural Gas business area. Mr. Bjørnson was managing director of Statoil’s operations in the UK from 2001 to 2003. Since 1990, he has held a number of executive positions in the natural gas area, and he also performed market analysis work for the group when he joined Statoil in 1985. From 1999 to 2001, Mr. Bjørnson was chair of the Gas Negotiating Committee (GFU). He has an MSc in Economics from the University of Bergen.

      Margareth Øvrum was appointed Statoil’s Executive Vice President, Technology & Projects on March 30, 2005. She previously held the position of Executive Vice President for Health, Safety and the Environment since September 1, 2004. Before then, she was Senior Vice President for operations support in Exploration & Production Norway and head of Statoil’s Bergen office. Before taking up her appointment in Bergen in 2000, Ms. Øvrum held a number of supervisory posts offshore on Gullfaks and Veslefrikk over a 10-year period, and was the group’s first female platform manager. From 1987 to 1991, Ms. Øvrum held various managerial posts onshore linked to the start-up, operation and maintenance of Statoil’s operations in the Tampen area. She joined Statoil in 1982, working on strategic analysis. Ms. Øvrum is a member of the board of Elkem, and a member of the committee of shareholders’ representatives at Storebrand ASA. She was previously the chair of the board of directors of Helse Bergen and a member of the boards of the University of Bergen and of Siemens. She has a degree in engineering from The Norwegian University of Science and Technology (NTNU), specializing in technical physics.

      Hilde Merete Aasheim joined Norsk Hydro on October 3, 2005, as Executive Vice President for Leadership & Culture (Human Resources, Health, Security, Safety and Environment and Corporate Social Responsibility). Before she came to Norsk Hydro, Ms. Aasheim had worked at the Norwegian industrial Company Elkem AS for almost 20 years. She had several senior positions in the company, both as line manager and manager for functions such as finance, human resources, health, environment and safety. Since 2002, she had been head of the Silicon Division and also member of Elkem’s Corporate Management Board. Ms. Aasheim has a

masters degree from the Norwegian School of Economics and Business Administration, Bergen, in 1982 and is also a chartered accountant. Ms. Aasheim has also work experience with Arthur Andersen & Co.

Corporate Assembly

      The corporate assembly has a duty to oversee the board of directors and the Chief Executive Officer in their management of the merged company. Norwegian companies law imposes a fiduciary duty on the corporate assembly to its shareholders. The corporate assembly communicates its recommendations concerning the board of directors’ proposals about the annual accounts, balance sheets, allocation of profits and coverage of losses of the company to the general meeting. The corporate assembly renders decisions, based on the board’s proposals, in matters related to substantial investments, measured in terms of the total resources of the company, and matters regarding rationalizations or restructurings of the operations of the company that will result in a major change or reorganization of the workforce. The corporate assembly is also responsible for electing and removing the board of directors. The term of office of the corporate assembly members is normally two years and the current term of office expires in May 2008.

      The corporate assembly of the merged company shall be composed of 18 representatives, of which six shall be elected by and among the employees of the merged company and 12 shall be elected by Statoil’s extraordinary general meeting. Norsk Hydro’s election committee shall nominate five, and Statoil’s election committee shall nominate seven, of the members to be elected by the extraordinary general meeting. Such election will be conditional upon, and be effective from, completion of the merger. The members of the corporate assembly shall be elected for the period up until the general meeting of the merged company in the spring of 2010.

Election Committee

      The merged company shall have an election committee composed of four representatives, for which the election committees of Norsk Hydro and Statoil shall each nominate two. The election at Statoil’s extraordinary general meeting of the election committee of the merged company will be conditional upon, and be effective from, completion of the merger. The members of the election committee shall be elected for the period up until the general meeting of the merged company in the spring of 2010.

Compensation of the Members of Board of Directors and Executive Committee

      For information regarding the compensation paid to continuing Statoil directors and executive officers see the 2006 Statoil Form 20-F. The continuing Statoil director is Marit Arnstad. The continuing Statoil members on the executive committee are Helge Lund, Eldar Sætre, Peter Mellbye, Jon Arnt Jacobsen, Rune Bjørnson and Margareth Øvrum.

Share Ownership

      The number of Statoil and Norsk Hydro shares owned as of May [●], 2007 by persons who will, following completion of the merger, be members of the board of directors, the executive committee, and the corporate assembly of the merged company is shown below. Board members and members of the executive committee, including closely related parties, who own Statoil or Norsk Hydro shares are set forth below. Each owns less than one per cent of the Statoil or Norsk Hydro shares outstanding.

Board of directors	Number of Norsk Hydro Shares*	Number of Statoil Shares

Eivind Reiten	[13,664]	[ ]
Marit Arnstad	[ ]	[ ]
Kjell Bjørndalen	[ ]	[ ]
Roy Franklin	[ ]	[ ]
Elisabeth Grieg	[ ]	[ ]
Kurt Anker Nielsen	[ ]	[ ]
Grace Reksten Skaugen	[ ]	[ ]

*	Upon consummation of the merger, Norsk Hydro shareholders will receive 0.8622 Statoil shares for each Norsk Hydro share.

Executive committee	Number of Norsk Hydro Shares*	Number of Statoil Shares

Helge Lund (Chief Executive Officer)	[ ]	[4,583]
Margareth Øvrum	[ ]	[3,311]
Eldar Sætre	[ ]	[1,836]
Rune Bjørnson	[ ]	[724]
Tore Torvund(1)	[38,580]	[ ]
Peter Mellbye	[ ]	[3,538]
Jon Arnt Jacobsen	[ ]	[2,344]
Morten Ruud	[ ]	[ ]
Hilde Merete Aasheim(1)	[75]	[ ]

*	Upon consummation of the merger, Norsk Hydro shareholders will receive 0.8622 Statoil shares for each Norsk Hydro share.

(1)	The number of Norsk Hydro Shares owned by Tore Torvund and Hilde Merete Aasheim is accurate as of December 31, 2006.

      Members of Statoil’s corporate assembly owned as of March 12, 2007 a total of 2,260 Statoil shares and [  ] Norsk Hydro shares.

Statement on Corporate Governance

      Statoil complies with the Norwegian Code of Practice for Corporate Governance, as published on November 28, 2006.

MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

For the year ended December 31, 2006

      The following merged company pro forma condensed combined financial information shows the pro forma effect of the merger of the oil and gas activities of Norsk Hydro (Hydro Petroleum) and Statoil ASA and subsidiaries (Statoil) as set out in the terms of the merger plan as if the transaction had occurred on January 1, 2006, for the income statement and at December 31, 2006, for the balance sheet. This financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements of Statoil for the year ended December 31, 2006, which is incorporated by reference in this document, and the historical carve-out combined financial statements included herein of Hydro Petroleum. Financial statements of Statoil and Hydro Petroleum and the merged company pro forma financial information have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

      Statoil and Norsk Hydro entered into a merger plan which sets out the terms for the implementation of the merger. The merger will be implemented by means of a demerger transaction in accordance with Norwegian law whereby the assets and liabilities, rights and obligations related to Hydro Petroleum will be transferred to the merged company for consideration in the form of shares of Statoil to be issued to the shareholders of Norsk Hydro. Upon completion of the merger, the pre-merger shareholders of Statoil will own approximately 67.3% of the merged company and the pre-merger shareholders of Hydro will own approximately 32.7%. In accordance with the terms of the merger plan, in addition to assuming substantially all of Norsk Hydro’s former Oil and Energy segment and certain other activities (see “Basis of presentation”), the merged company will assume the following rights and obligations:

•	Obligations of net interest bearing debt of NOK 1 billion which is comprised of:

•	All payment obligations related to outstanding bonds of the Norsk Hydro group

•	Settlement by cash payment of an inter-company balance that adjusts the net of outstanding bonds less the cash of Hydro Petroleum to reach to the agreed upon balance of NOK 1 billion

•	Guarantee obligations related to Norsk Hydro assets transferred to the merged company

•	Certain environmental and pension obligations determined in accordance with the merger plan

•	Employees of Hydro Petroleum and certain corporate and other activities

•	Future rights and obligations with respect to taxation issues

      The merged company unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting. However, prior to the issuance of shares at the anticipated completion, the Norwegian State will control Statoil through its approximately 72.1% interest in Statoil (including shares held by the State Pension Fund) and will own an estimated 49.2% of Hydro (including shares held by the State Pension Fund and excluding shares held in treasury). As such, the 49.2% of the net assets of Hydro Petroleum owned by the State are recorded at the State’s historical carryover basis and the 50.8% of net assets attributable to the equity interest not owned by the State is recorded at fair value by Statoil. The final common ownership basis will be determined at the completion of the transaction.

      The merged company unaudited condensed combined pro forma financial information is presented for illustrative purposes only and, therefore, does not purport to represent what the actual results of operations or the merged company’s financial position would have been if the merger occurred on the dates assumed and it is not necessarily indicative of the merged company’s future operating results or combined financial position. As such the merged company pro forma financial information addresses a hypothetical situation. In this regard, the reader should note that the merged company unaudited pro forma condensed combined financial information does not give effect to (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that are expected to result from the acquisition, (iii) benefits expected to be derived from the merged company’s growth projects or expansions, (iv) changes in commodities prices subsequent to the dates of such merged company unaudited condensed combined pro forma financial information or

(v) restructuring charges that may be incurred to fully integrate and operate the combined organization more efficiently, or (vi) the effect of asset dispositions, if any, that may be required by the regulatory authorities.

      The pro forma adjustments reflect estimates made by Statoil management and assumptions that it believes to be reasonable. The allocation of the purchase price to acquired assets and liabilities in the merged company unaudited pro forma condensed combined financial information is based on management’s preliminary internal valuation based upon information currently available. Such allocations will be finalized based on valuation and other studies to be performed by management which may include the services of outside valuation specialists after the closing of the business combination. Accordingly, the purchase price allocation adjustments and related impacts on the merged company unaudited pro forma condensed combined financial information are preliminary and are subject to revision, which may be material, after the closing of the business combination.

      Solely for the convenience of the reader, the financial data for the merged company unaudited pro forma condensed combined balance sheet and statement of income has been translated into U.S. dollars at the rate of NOK 6.2287 to USD 1.00, the noon buying rate on December 29, 2006.

MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2006
(in million)

	Historical
			Pro Forma
		Hydro	Merger Plan		Notes to
	Statoil	Petroleum	Contribution by	Pro Forma	Pro Forma		Pro	Pro
	Consolidated	Combined*	Hydro (note a)	Adjustments	Adjustments		Forma	Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)		(NOK)	(USD)

ASSETS
Cash and cash equivalents	7,367	152	12,065				19,584	3,144
Accounts receivable	41,273	12,255		(3,515)	(h	)	50,013	8,029
Inventories	11,872	2,277					14,149	2,272
Other current assets	16,569	11,272		(404)	(o	)	27,437	4,405

Total current assets	77,081	25,956	12,065	(3,919)			111,183	17,850
Investments in affiliates	4,917	1,675					6,592	1,058
Other non current assets	23,869	6,698		43,551	(i	)	74,118	11,899
Net property, plant and equipment	209,601	93,818		90,154	(j	)	393,573	63,187

Total assets	315,468	128,147	12,065	129,786			585,466	93,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	29,924	6,070		(4,584)	(k	)	31,410	5,043
Other current liabilities	17,663	13,690		525	(l	)	31,878	5,118
Income taxes payable	30,219	16,946					47,165	7,572

Total current liabilities	77,806	36,706		(4,059)			110,453	17,733
Long-term debt	30,271	15,291	3,961	1,494	(m	)	51,017	8,191
Other non current liabilities	38,711	16,738		1,290	(n	)	56,739	9,109
Deferred income taxes	44,987	26,341		62,384	(o	)	133,712	21,467

Total liabilities	191,775	95,076	3,961	61,109			351,921	56,500

Minority interests	1,465	—					1,465	235

Common stock, net of treasury shares	5,361	8,697		(6,089)	(p	)	7,969	1,279
Additional paid-in capital	33,761	12,997	8,104	80,546	(p	)	135,408	21,739
Retained earnings	88,262	15,470		(7,859)	(p	)	95,873	15,392
Accumulated other comprehensive income	(5,156)	(4,093)		2,079	(p	)	(7,170)	(1,151)

Total equity	122,228	33,071	8,104	68,677			232,080	37,259

Total liabilities and shareholders’ equity	315,468	128,147	12,065	129,786			585,466	93,994

*	Certain line items are reclassified to conform to the Statoil presentation.

     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Balance Sheet Information.

MERGED COMPANY UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006
(in million, except share and per share data)

	Historical

		Hydro		Notes to
	Statoil	Petroleum	Pro Forma	Pro Forma
	Consolidated	Combined*	Adjustments	Adjustments	Pro Forma	Pro Forma

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

REVENUES
Sales	423,528	95,138	(8,157)	(b)	510,509	81,961
Other revenue	1,638	346			1,984	319

Total revenues	425,166	95,484	(8,157)		512,493	82,280
EXPENSES
Cost of goods sold	(239,544)	(24,078)	8,401	(c)	(255,221)	(40,975)
Operating expenses	(34,320)	(3,053)			(37,373)	(6,000)
Selling, general and administrative expenses	(6,990)	(492)			(7,482)	(1,201)
Depreciation, depletion and amortization	(21,767)	(18,202)	(5,966)	(d)	(45,935)	(7,375)
Exploration expenses	(5,664)	(4,988)			(10,652)	(1,710)

Total expenses before financial items	(308,285)	(50,813)	2,435		(356,663)	(57,261)

Income before financial items, income taxes and minority interest	116,881	44,671	(5,722)		155,830	25,019
Net financial items	4,814	926	(173)	(e)	5,567	894

Income before income taxes and minority interest	121,695	45,597	(5,895)		161,397	25,913

Income taxes	(80,360)	(35,213)	4,077	(f)	(111,496)	(17,900)
Minority interest	(720)	—			(720)	(116)

NET INCOME	40,615	10,384	(1,818)		49,181	7,987

Net Income Per Share of Common Stock
Basic	18.79	8.40			15.35	2.49
Diluted	18.79	8.40			15.35	2.49
Weighted Average Common Shares Outstanding
Basic	2,161,028,202	1,240,804,344			3,203,690,436 (g)
Diluted	2,161,028,202	1,240,804,344			3,203,690,436 (g)

*	Certain line items are reclassified to conform to the Statoil presentation.

     The notes to the Merged Company Unaudited Pro Forma Condensed Combined Financial Information are an integral part of the Statement of Income Information.

NOTES TO THE MERGED COMPANY UNAUDITED

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

      The merged company unaudited pro forma financial information has been prepared to give effect to the proposed transaction whereby the assets, rights and obligations of Hydro Petroleum will be transferred to Statoil for consideration in the form of Statoil ordinary shares issued to the shareholders of Hydro.

      As further described in the Note 1 to Hydro Petroleum’s Carve-Out Combined Financial Statements, the activities transferred from Hydro include substantially all of its former Oil and Energy segment and certain other activities. This will include Hydro’s activities in the areas of exploration, production, transport, processing, marketing and sales of oil and gas, as well as research and development functions related to such activities. In addition, Hydro’s wind power business, its interests in Naturkraft AS and Hydro IS partner (an information technology subsidiary) and its interests in Norsk Hydro Canada Inc. are included in Hydro Petroleum.

      Under the terms of the merger, the Norsk Hydro’s captive insurance company (Industriforsikring AS) will be demerged, and a proportionate share of Industriforsikring’s net assets will be acquired by Statoil. The transaction is not included as the impact is not material.

      The merger agreement provides that each holder of a Hydro ordinary share will have a right to receive 0.8622 Statoil ordinary share. The merger will be accounted for using the purchase method of accounting with Hydro Petroleum’s net assets recorded at fair value, except for the 49.2% share of the purchased net assets owned by the Norwegian State.

      The purchase price consideration for the business combination is estimated below (in NOK million, except share and per share data):

Statoil’s acquisition of Hydro Petroleum

Norsk Hydro ASA shares expected to be outstanding at the transaction date(1)	1,209,304,377
Exchange offer ratio (0.8622 Statoil common shares to be issued for each share of Norsk Hydro ASA common stock)	0.8622

Total number of Statoil common shares to be issued	1,042,662,234
Statoil’s average stock price for the period beginning 2 days before and ending 2 days after the December 18, 2006 announcement of the proposed transaction	169.15

Total purchase price consideration	176,366

Percentage of purchase price consideration applied to net assets not under common ownership	50.8%

Amount of purchase price consideration included in purchase accounting adjustments	89,594
Estimated transaction costs	450

Total purchase price consideration applied to 50.8% of net assets acquired not under common ownership	90,044
Hydro Petroleum’s 49.2% of net assets to be acquired at State’s carryover basis	20,257

Total	110,301

(1)	Norsk Hydro’s total issued shares prior to the merger are 1,286,455,455. In accordance with the merger plan, Hydro will redeem 16,871,506 shares belonging to the Norwegian State and retire 21,627,000 of its treasury shares in order to maintain the State’s current ownership interest prior to the transaction date. Under terms of the merger plan, the remaining 38,652,570 of Hydro’s treasury shares do not qualify for the issuance of Statoil shares.

     Under the merger plan, Statoil is required to pay cash dividends of NOK 9.12 per ordinary share for a total of NOK 19,620 million prior to the closing of the merger. Since this requires formal shareholder approval in 2007 and the amount and timing of the payment of the dividend is not substantially different than would occur absent the merger it is not accrued in the merged company pro forma balance sheet.

      The Carve-Out Combined Financial Statements show the historical balances related to Hydro Petroleum including a portion of Norsk Hydro outstanding loans. Under the provisions of the merger plan, all of Norsk Hydro’s outstanding bonds will be transferred to Statoil. The merger plan contains provisions regarding the establishment of an inter-company balance (receivable from Hydro) as of January 1, 2007 that establishes the net interest bearing debt at a level of NOK 1 billion. Net interest bearing debt is the total outstanding bonds transferred to Statoil less cash and the cash settlement arising from the inter-company balance. In addition, the merger plan requires that Hydro dividends totaling NOK 6,131 million be paid to pre-merger shareholders prior to the completion be charged to Hydro Petroleum. Since the financial statements of Hydro Petroleum do not include all of the transfers provided for in the merger plan, these pro forma adjustments are included in a separate column in the merged company pro forma condensed combined balance sheet to properly reflect the total net assets transferred to Statoil from Norsk Hydro. See further discussion in note (a).

      The net assets to be acquired from Hydro Petroleum, the pro forma adjustments to reflect the fair value of Hydro Petroleum’s net reported assets, the calculation of goodwill and other purchase accounting adjustments are estimated as follows (in NOK million):

Hydro Petroleum net assets on December 31, 2006	33,071
Adjustment for pro forma impact of additional net assets to be contributed in merger by Hydro (note a)	8,104

Historical net assets acquired	41,175
Purchase price adjustments:
Adjustment to fair value of property, plant, and equipment, for unproved oil and gas properties	10,608
Adjustment to fair value of property, plant, and equipment, including proved oil and gas properties	79,546
Adjustment to conform accounting policy	993
Adjustment to fair value of asset retirement obligations	(1,290)
Adjustment to fair value of long-term debt acquired	(1,494)
Adjustment to deferred taxes to reflect fair value adjustments	(63,635)
Goodwill	44,398

Total	110,301

      The fair value of these assets and liabilities is preliminary and is subject to change pending additional information that may become available prior to or upon completion of the merger.

      These estimates are significantly affected by assumptions regarding expected market prices for oil and natural gas, interest rates, operating costs and assumed tax rates and are subject to change based on the final purchase price allocation. The tax rates vary substantially from one country to another. For example, in Norway the tax rate for offshore oil and gas activities is 78% including the petroleum surtax. For purposes of the estimated purchase price adjustment, a tax rate of 78% has been assumed in estimating deferred tax liabilities related to property, plant and equipment related to oil and gas activities in Norway and an average tax rate of 50% was used for international oil and gas assets. The valuations of property, plant and equipment are only preliminary estimates and formal valuations have not been completed. In the final purchase price allocation, fair values may differ and may be assigned with a different geographic distribution. This could affect the resulting deferred tax liabilities and therefore goodwill. Tax effects on the adjustments for long-term debt and the asset retirement obligations were assumed at an estimated tax rate of 69%.

      Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; rather, impairment tests are performed at least annually or more frequently if circumstances indicate an impairment may have occurred. If an impairment exists, the goodwill is immediately written down to its fair value through a current charge to earnings. Accordingly, the goodwill arising from the merger will be subject to an impairment test at least annually.

      Goodwill reflects the anticipated benefits of the merger that are in addition to the fair value of the separately identifiable assets and liabilities acquired. These benefits could include, but are not limited to, expanded growth opportunities in oil and natural gas exploration and development, cost savings from synergies of the merger, and the sharing of best practices in the operations of both companies.

      The individual pro forma adjustments are further described in the following footnotes. All pro forma adjustments to the income statement are deemed to have recurring effects.

      (a) Pro forma merger plan contribution by Hydro — The Carve-Out Combined Financial Statements of Hydro Petroleum do not include all of the transfers of assets and liabilities provided for in the merger plan. This column reflects pro forma adjustments for a reduction in cash for the Hydro dividend of NOK 6,131 million to be charged to Hydro Petroleum and an increase in cash for the settlement of the inter-company balance from Hydro of NOK 18,196 million. In addition, long-term debt is increased for the additional bonds of Norsk Hydro to be transferred to Statoil of NOK 3,961 million.

      (b) Revenues — includes the following pro forma adjustments:

(i) The reversal of revenues of NOK 1,387 million and NOK 8,097 million included in Statoil’s and Hydro Petroleum’s historical statements of income, respectively, relating to oil and gas sales between Statoil and Hydro Petroleum.

(ii) A net increase to revenue of NOK 1,327 million for the pro forma adjustment required to conform Hydro Petroleum’s accounting policies for revenue recognition to those of Statoil. Under the sales method, used by Statoil, revenues from the production of oil and gas properties in which an entity has an interest with other companies are recorded on the basis of volumes lifted and sold to customers during the period. Historically, Hydro Petroleum has applied the ‘entitlement method’ whereby revenues from the production of oil and gas were recognized on the basis of Hydro Petroleum’s net working interest, regardless of whether the production was sold.

      (c) Cost of goods sold — includes the following pro forma adjustments:

(i) The reversal of cost of goods sold of NOK 7,079 million included in Statoil’s historical statements of income relating to oil and gas sales between the companies as discussed in note (b)(i). Statoil’s lower cost of sales than the revenues eliminated for Hydro Petroleum in note (b)(i) reflects that part of Statoil’s purchases from Hydro that were included in Statoil’s inventories. Cost of sales of NOK 1,387 million included in Hydro Petroleum’s historical statements of income were eliminated from purchases from Statoil as discussed in note (b)(i).

(ii) An increase to Hydro Petroleum’s cost of goods sold of NOK 65 million for the pro forma adjustments required due to the application of the sales method of accounting for Hydro Petroleum revenues, as discussed in note (b)(ii).

      (d) Depreciation, depletion and amortization — reflects the pro forma adjustment to record the net incremental depreciation and amortization expense of NOK 5,966 million resulting from the increase in property, plant and equipment to reflect the fair value adjustment for Hydro Petroleum’s property, plant and equipment. The depreciation and amortization expense is estimated using the unit of production method based on an estimate of Hydro Petroleum’s historical amortization of proved developed reserves.

      (e) Net financial items — reflects a pro forma adjustment to increase interest expense due to the adjustment of 50.8% of the total outstanding bonds assumed from Hydro Petroleum and Norsk Hydro to its estimated fair value as discussed in note (m). The fair value adjustment is amortized over an estimate of the weighted average remaining contractual life of the underlying debt. In addition, pro forma adjustments are included which relate to the bonds of Norsk Hydro transferred to Statoil as discussed in note (a). This includes an increase to interest expense of NOK 234 million and an increase to currency exchange gains of NOK 310 million.

      (f) Income taxes — includes the following pro forma adjustments based upon the tax rates in the applicable tax jurisdictions:

(i) The pro forma tax expense of NOK 190 million resulting from the net adjustments increasing income by NOK 244 million discussed in notes (b) and (c). The tax effect is based on an estimated effective tax rate of 78%.

(ii) The pro forma tax benefit of NOK 4,117 million resulted from the amortization of the fair value adjustments in purchase accounting based on estimated tax rates of 78% and 50% for property, plant and equipment in Norway and other jurisdictions, respectively. An estimated tax rate of 69% was used for asset retirement obligations and long-term debt adjustments resulting in taxes of NOK 166 million.

      (g) Basic and diluted shares outstanding — reflects the weighted average number of ordinary shares outstanding of Statoil for 2006 and the issuance of 1,042,662,234 shares of Statoil ordinary shares to the shareholders of Norsk Hydro as consideration in the merger as if the shares had been issued at January 1, 2006. A calculation of the additional shares assumed to be outstanding on a pro forma basis for the year ended December 31, 2006 is shown below:

Basic and Diluted

Average number of historical Statoil ordinary shares outstanding	2,161,028,202
Number of Statoil ordinary shares to be issued in connection with the business combination	1,042,662,234

Total pro forma weighted average shares outstanding	3,203,690,436

      (h) Accounts receivable — includes the following pro forma adjustments:

(i) Elimination of NOK 1,241 million of receivables between Statoil and Hydro Petroleum.

(ii) A reduction to receivables of NOK 2,274 million for the adjustment to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.

      (i) Other non current assets — represents the pro forma adjustments of NOK 46,048 million to record goodwill, eliminate NOK 1,650 million for the portion of Hydro Petroleum’s goodwill balance that does not carry over at its historical basis, as well as a reduction of deferred income tax of NOK 847 million for the net impacts related to the non-current portion of certain deferred income tax adjustments described at note (o).

      (j) Net property, plant and equipment — represents the pro forma adjustments required to adjust 50.8% of Hydro Petroleum’s property, plant and equipment balances, including proved and unproved oil and gas properties, to their estimated fair values.

      (k) Accounts payable — includes the following pro forma adjustments:

(i) Elimination of NOK 1,241 million of payables due between the companies.

(ii) A reduction of payables of NOK 3,343 million to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.

      (l) Other current liabilities — includes the following pro forma adjustments:

(i) An accrual of approximately NOK 450 million of transaction costs expected to be incurred by Statoil that are directly attributable to the merger including investment banking expenses, legal and accounting fees, printing expenses and other merger-related costs.

(ii) A net increase of Hydro Petroleum accrued liabilities of NOK 75 million to conform accounting policies of Hydro Petroleum to those of Statoil to apply the “sales method” for revenue recognition for the production of oil and gas.

      (m) Long-term debt — represents the pro forma adjustment of NOK 1,494 million required to adjust 50.8% of the total outstanding bonds assumed from Hydro Petroleum and Norsk Hydro under terms of the merger plan to their estimated fair value. The increase in the fair value of the debt will be amortized through interest expense over the estimated remaining term of the debt.

      (n) Other non-current liabilities — represents a pro forma adjustment of NOK 1,290 million required to adjust 50.8% of Hydro Petroleum’s asset retirement obligations to their estimated fair values.

      (o) Deferred income taxes — includes the pro forma adjustments to record the estimated difference between the tax basis and the book basis of assets and liabilities resulting from the purchase price allocation and conforming Hydro Petroleum accounting principles to Statoil’s.

      (p) Shareholders’ equity — includes the following pro forma adjustments:

(i) Adjust retained earnings and accumulated other comprehensive income in the historical Hydro Petroleum shareholders’ equity accounts based on 50.8% of net assets accounted for using purchase accounting.

(ii) To reflect issuance of Statoil shares to Hydro shareholders of which the 49.2% to be issued to the State are valued at the State’s carryover basis and the remaining 50.8% are recorded at fair value of shares issued.

SUPPLEMENTAL UNAUDITED PRO FORMA

OIL AND NATURAL GAS DISCLOSURES

      The following estimated merged company pro forma oil and natural gas reserve tables present how the combined oil and gas reserve information of Statoil and Hydro Petroleum may have appeared had the businesses actually been combined as at January 1, 2006. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgment involved in developing such information.

      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

      Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

      Material revisions to estimates of proved reserves may occur in the future; development and production of the reserves may not occur in the periods assumed; actual prices realized are expected to vary significantly from those used; and actual costs also may vary. Accordingly, this information may not necessarily represent the present oil and natural gas reserves or expected future oil and natural gas reserves of the merged company.

      The supplemental pro forma information presented in this section is for illustrative purposes only. You should refer to the Supplementary Information on Oil and Gas Producing Activities in the Statoil 2006 Form 20-F and Note 26 to the Carve-Out Combined Financial Statements for additional information presented in accordance with the requirements of Statement of Financial Accounting Standards No. 69, Disclosures About Oil and Gas Producing Activities.

Pro Forma Estimated Combined Proved Reserves of Oil and Natural Gas

      The following tables summarize changes in the estimated quantities of crude oil, natural gas liquids and natural gas proved reserves for Statoil, Hydro Petroleum and the merged company on a pro forma basis for the year ended December 31, 2006.

ESTIMATED MERGED COMPANY PRO FORMA OIL AND NATURAL GAS RESERVES (UNAUDITED)

	Statoil

							Net Proved Oil, NGL and
							Natural Gas
	Net Proved Oil and NGL			Net Proved Natural Gas Reserves			Reserves in Million
	Reserves in Million Barrels			in Billion Standard Cubic Feet			Barrels Oil Equivalents

		Outside			Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

At December 31, 2005	1,142	619	1,761	13,024	1,202	14,225	3,462	833	4,295

Of which:
Proved developed reserves	787	202	990	9,348	150	9,498	2,453	229	2,682

Revisions and improved recovery	93	48	141	394	242	637	164	91	255
Extensions and discoveries	16	4	20	179	—	179	47	4	52
Purchase of reserves-in-place	—	—	—	—	—	—	—	—	—
Sales of reserves-in-place	—	(2)	(3)	—	—	—	—	(2)	(3)
Production	(190)	(54)	(244)	(896)	(59)	(956)	(350)	(65)	(415)

At December 31, 2006	1,060	615	1,675	12,700	1,385	14,085	3,323	861	4,185

Of which:
Proved developed reserves	714	240	955	9,134	222	9,356	2,342	280	2,622

	Hydro Petroleum

	Net Proved Oil						Net Proved Oil, NGL and
	and NGL Reserves			Net Proved Natural Gas Reserves			Natural Gas Reserves in
	in Million Barrels			in Billion Standard Cubic Feet			Million Barrels Oil Equivalents

		Outside			Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

At December 31, 2005	693	160	853	6,571	190	6,761	1,854	192	2,046

Of which:
Proved developed reserves	576	93	669	4,551	58	4,609	1,380	103	1,483

Revisions and improved recovery	29	(11)	18	135	8	143	55	(10)	45
Extensions and discoveries	10	8	18	77	9	86	25	9	34
Purchase of reserves-in-place	—	—	—	—	—	—	—	—	—
Sales of reserves-in-place	—	—	—	—	—	—	—	—	—
Production	(125)	(16)	(141)	(354)	(25)	(379)	(189)	(20)	(209)

At December 31, 2006	607	141	748	6,429	182	6,611	1,745	171	1,916

Of which:
Proved developed reserves	474	94	568	4,244	61	4,305	1,224	105	1,329

ESTIMATED MERGED COMPANY PRO FORMA OIL AND NATURAL GAS RESERVES (UNAUDITED)

	Merged Company Pro Forma Consolidated Combined

							Net Proved Oil, NGL and
				Net Proved Natural Gas			Natural Gas Reserves in
	Net Proved Oil and NGL			Reserves in Billion Standard			Million Barrels Oil
	Reserves in Million Barrels			Cubic Feet			Equivalents

		Outside			Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

At January 1, 2006	1,835	779	2,614	19,595	1,392	20,986	5,316	1,025	6,341

Of which:
Proved developed reserves	1,363	295	1,659	13,899	208	14,107	3,833	332	4,165

Revisions and improved recovery	122	37	159	529	250	780	219	81	300
Extensions and discoveries	26	12	38	256	9	265	72	13	86
Purchase of reserves-in-place	—	—	—	—	—	—	—	—	—
Sales of reserves-in-place	—	(2)	(3)	—	—	—	—	(2)	(3)
Production	(315)	(70)	(385)	(1,250)	(84)	(1,335)	(539)	(85)	(624)

At December 31, 2006	1,667	756	2,423	19,129	1,567	20,696	5,068	1,032	6,101

Of which:
Proved developed reserves	1,188	334	1,523	13,378	283	13,661	3,566	385	3,951

      At year-end 2006 Statoil held a 15 per cent share in the Sincor joint venture while the partners PDVSA and Total held 38 and 47 per cent respectively. The Venezuelan Government has recently indicated that the state requires a majority of minimum 60 per cent for the state-owned PDVSA in the Sincor joint venture, which is to migrate into a mixed company. The specifics and extent of such a transition and the level of compensation to be received by Statoil cannot be ascertained at this time. Statoil and our partner are communicating with the Ministry to find an overall solution for Sincor.

      The possible migration from partnership to a mixed company and the resulting possible reduction in Statoil share may affect our future recognition of proved reserves. The maximum adverse impact on proved reserves is currently estimated to be 171 mmbbl of oil.

Pro Forma Combined Costs incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

      These costs include both amounts capitalized and expensed.

							Pro-Forma Consolidated
	Statoil			Hydro Petroleum			Combined

		Outside			Outside			Outside
At December 31, 2006	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

	(in NOK million)
Exploration costs	3,500	3,951	7,451	1,155	4,793	5,948	4,655	8,744	13,399
Development costs (1), (2)	16,831	12,581	29,412	12,838	4,653	17,491	29,669	17,234	46,903
Acquired unproved properties	2,301	5,478	7,779	0	4,110	4,110	2,301	9,588	11,889
Total	22,632	22,010	44,642	13,993	13,556	27,549	36,625	35,566	72,191

(1)	Development costs include investments in Norway in facilities for liquefaction of natural gas and storage of LNG amounting to NOK 112 million in 2006 for Statoil.

(2)	Includes minor development costs in unproved properties.

Pro Forma Combined Standardized measure of discounted future net cash flows relating to proved oil and gas reserves (unaudited)

      The tables below show the standardized measure of future net cash flows relating to proved reserves presented. The analysis is computed in accordance with FAS 69, by applying year end market prices, costs, and statutory tax rates, and a discount factor of 10 per cent to year end quantities of net proved reserves. The standardized measure is a forward-looking statement.

      Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year end estimated proved reserves based on year end cost indices, assuming continuation of year end economic conditions. Future net cash flow pre-tax is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying appropriate year end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 per cent mid-period discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The information provided does not represent management’s estimate of Statoil’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, identified reserves and contingent resources, that may become proved in the future, are excluded from the calculations. The standardized measure of valuation prescribed under FAS 69 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. This does not reflect management’s judgment and should not be relied upon as an indication of Statoil’s future cash flow or value of its proved reserves.

	Statoil			Hydro Petroleum			Pro-Forma Consolidated Combined

		Outside			Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

	(in NOK million)
At December 31,2006
Future net cash inflows	1,119,882	259,029	1,378,911	524,100	51,100	575,200	1,643,982	310,129	1,954,111
Future development costs	(59,221)	(28,796)	(83,017)	(53,900)	(7,700)	(61,600)	(113,121)	(36,496)	(149,617)
Future production costs	(218,308)	(42,077)	(260,385)	(102,900)	(11,300)	(114,200)	(321,208)	(53,377)	(374,585)
Future income tax expenses	(659,161)	(61,981)	(721,142)	(279,900)	(8,500)	(288,400)	(939,061)	(70,481)	(1,009,542)
Future net cash flows	183,192	126,175	309,367	87,400	23,600	111,000	270,592	149,775	420,367
10% annual discount for estimated timing of cash flows	(80,869)	(51,484)	(132,353)	(35,600)	(6,700)	(42,300)	(116,469)	(58,184)	(174,653)
Standardised measure of discounted future net cash flows	102,323	74,691	177,014	51,800	16,900	68,700	154,123	91,591	245,714

Pro Forma Combined Future development costs (unaudited)

      Of a combined total of NOK 149,617 million of estimated future development costs as of December 31, 2006, an amount of NOK 79,860 million is expected to be spent within the next three years, as allocated in the table below.

	Statoil				Hydro Petroleum				Pro-Forma Consolidated Combined

(in NOK million)	2007	2008	2009	Total	2007	2008	2009	Total	2007	2008	2009	Total

Norway	14,014	10,723	8,523	33,260	9,171	7,068	6,840	23,079	23,185	17,791	15,363	56,339
Outside Norway	10,839	5,722	2,653	19,214	2,370	1,323	434	4,127	13,209	7,045	3,087	23,341
Total	24,853	16,445	11,176	52,474	11,541	8,391	7,274	27,206	36,394	24,836	18,450	79,680

      In 2006, Statoil and Hydro Petroleum incurred NOK 29,412 million and NOK 17,491 million, respectively, in development costs.

Pro Forma Combined Changes in the standardized measure of discounted future net cash flows from proved reserves (unaudited)

			Pro-Forma
		Hydro	Consolidated
(in NOK million)	Statoil	Petroleum	Combined

Standardized measure at beginning of 2006	190,711	87,800	278,511
Net change in sales and transfer prices and in production (lifting) costs related to future production	69,993	(3,800)	66,193
Changes in estimated future developement costs	(29,359)	(17,300)	(46,659)
Sales and transfers of oil and gas produced during the period, net of production costs	(134,131)	(65,800)	(199,931)
Net change due to extensions, discoveries, and improved recovery	5,053	5,000	10,053
Net change due to purchases and sales of minerals in place	(950)	0	(950)
Net change due to revisions in quantity estimates	65,762	7,800	73,562
Previously estimated developement costs incurred during the period	29,412	11,900	41,312
Accretion of discount	(3,106)	6,800	3,694
Net change in income taxes	(16,371)	36,300	19,929

Total change in the standardized measure during the year	(13,697)	(19,100)	(32,797)

Standardized measure at end of 2006	177,014	68,700	245,714

Operational statistics

Pro Forma Combined Productive oil and gas wells and developed and undeveloped acreage (unaudited)

      The following tables show the number of gross and net productive oil and gas wells and total gross and net developed and undeveloped oil and gas acreage in which Statoil and Hydro Petroleum had interests at December 31, 2006.

      A “gross” value reflects to wells or acreage in which Statoil and Hydro Petroleum have interests (calculated as 100%). The net value corresponds to the sum of whole or fractional working interest in gross wells or acreage.

      A gross well is a well in which a whole or fractional working interest is owned. There are certain wells in which both Statoil and Hydro Petroleum own fractional working interests. No adjustments have been made to the merged company pro forma consolidated combined amounts to adjust for these cases.

								Pro-Forma
		Statoil			Hydro Petroleum			Consolidated Combined

			Outside			Outside			Outside
		Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Number of productive oil and gas wells
Oil wells	-gross	751	563	1,314	544	200	744	1,295	763	2,058
	-net	190	89	278	75	34	109	265	123	388
Gas wells	-gross	150	70	220	137	51	188	287	121	408
	-net	46	24	70	15	21	36	61	45	106

								Pro-Forma Consolidated
		Statoil			Hydro Petroleum			Combined

			Outside			Outside			Outside
(in thousands of acres)		Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Developed and undeveloped oil and gas acreage
Acreage developed	-gross	713	928	1,641	1,986	1,812	3,798	2,699	2,740	5,439
	-net	171	303	475	388	304	692	559	607	1,166
Acreage undeveloped	-gross	14,027	22,871	36,898	7,092	26,068	33,160	21,119	48,939	70,058
	-net	5,917	12,440	18,357	3,136	9,072	12,208	9,053	21,512	30,565

      Remaining terms of leases and concessions are between one and 34 years for Statoil and between 1 and 86 years for Hydro Petroleum.

Exploratory and development drilling activities (unaudited)

      The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil and Hydro Petroleum at December 31, 2006.

	Statoil			Hydro Petroleum
							Pro-Forma Consolidated Combined
		Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Outside Norway	Total

(number of wells)
Number of wells in progress
- gross	48	70	118	18.0	6.0	24.0	66.0	76.0	142.0
- net	11.8	12.5	24.3	2.9	1.4	4.3	14.7	13.9	28.6

      A gross well is a well in which a whole or fractional working interest is owned. There might be certain wells in which both Statoil and Hydro Petroleum own fractional working interests. No adjustments have been made to the merged company pro forma consolidated combined amounts to adjust for these cases, if any.

Net productive and dry oil and gas wells (unaudited)

      The following tables show the net productive and dry exploratory and development oil and gas wells completed or abandoned by Statoil and Hydro Petroleum during 2006. Productive wells include wells in which hydrocarbons were found, and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing in sufficient quantities to justify completion.

							Pro-Forma
	Statoil			Hydro Petroleum			Consolidated Combined

		Outside			Outside			Outside
	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Net productive and dry exploratory wells drilled	8.8	3.4	12.2	2.3	11.7	13.9	11.1	15.1	26.1
- Net dry exploratory wells drilled	5.2	1.3	6.5	1.2	6.0	7.2	6.4	7.3	13.7
- Net productive exploratory wells drilled	3.6	2.2	5.8	1.1	5.6	6.7	4.7	7.8	12.5
Net productive and dry development wells drilled	13.2	10.7	23.9	7.9	3.3	11.2	21.1	14.0	35.1
- Net dry development wells drilled	0.8	0	0.8	0	0	0	0.8	0	0.8
- Net productive development wells drilled	12.4	10.7	23.1	7.9	3.3	11.2	20.3	14.0	34.3

Average sales price and production cost per unit (unaudited)

      The following table presents the average sales price and production costs per unit of crude oil and natural gas for 2006. Solely for the convenience of the reader, the average sales price of crude oil (per barrel) for Hydro Petroleum has been translated into U.S. dollars at the rate of NOK 6.2287 to USD 1.00, the noon buying rate on December 29, 2006.

					Pro-Forma
					Consolidated
	Statoil		Hydro Petroleum		Combined

		Outside		Outside		Outside
	Norway	Norway	Norway	Norway	Norway	Norway

Average sales price crude in USD per bbl	65.00	61.70	64.87	63.67	64.96	62.36
Average sales price natural gas in NOK per Sm3	1.91	1.43	1.95	1.62	1.92	1.49
Average production costs, in NOK per bOe	25.20	34.60	30.80	46.70	27.08	38.65

      The merged company pro forma consolidated combined amounts were prepared on a weighted average basis using relative production as input measures.

SELECTED FINANCIAL INFORMATION

Statoil

      The tables below include Statoil’s selected audited consolidated financial information as of and for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002, in accordance with U.S. GAAP. The information in this table is only a summary and should be read in conjunction with and is qualified in its entirety by reference to Statoil’s audited consolidated financial statements and the related notes to the financial statements in the Statoil 2006 Form 20-F. Solely for the convenience of the reader, the financial data at the twelve months ended December 31, 2006 have been translated into U.S. dollars at the rate of NOK 6.2287 to U.S. $1.00, the noon buying rate on December 31, 2006.

	Year Ended December 31,

	2006
			2005	2004	2003	2002
	NOK	USD	NOK	NOK	NOK	NOK

	(in millions, except per share amounts)
Income Statement
Revenues:
Sales	423,528	67,996	384,653	299,015	244,817	238,845
Equity in net income (loss) of affiliates	410	66	1,090	1,209	616	352
Other income	1,228	197	1,668	1,219	207	1,250

Total revenues	425,166	68,259	387,411	301,443	245,640	240,447
Expenses:
Cost of goods sold	(239,544)	(38,458)	(230,721)	(184,234)	(146,832)	(145,365)
Operating expenses	(34,320)	(5,510)	(30,243)	(27,258)	(26,569)	(28,229)
Selling, general and administrative expenses	(6,990)	(1,122)	(7,189)	(5,720)	(4,845)	(4,646)
Depreciation, depletion and amortization	(21,767)	(3,495)	(20,962)	(17,318)	(16,151)	(16,732)
Exploration expenses	(5,664)	(909)	(3,253)	(1,828)	(2,370)	(2,410)

Total expenses before financial items	(308,285)	(49,494)	(292,368)	(236,358)	(196,767)	(197,382)

Income before financial items, other items, income taxes and minority interest	116,881	18,765	95,043	65,085	48,873	43,065
Net financial items	4,814	773	(3,512)	5,755	1,417	8,267
Other items	—	—	—	—	(6,025)	—

Income before income taxes and minority interest	121,695	19,538	91,531	70,840	44,265	51,332
Income taxes	(80,360)	(12,902)	(60,036)	(45,419)	(27,422)	(34,333)
Minority interest	(720)	(116)	(765)	(505)	(289)	(153)

Net income	40,615	6,521	30,730	24,916	16,554	16,846

Ordinary and diluted earnings per share(1)	18.79	3.02	14.19	11.50	7.64	7.78
Dividend per share(2)	9.12	1.46	8.20	5.30	2.95	2.90

(1)	The weighted average number of shares outstanding was 2,161,028,202, 2,165,740,054, 2,166,142,636, 2,166,143,693 and 2,165,422,239 in 2006, 2005, 2004, 2003 and 2002, respectively.

(2)	See “Item 3 — Key Information — Dividends” and “Item 8 — Financial Information — Dividend Policy” in the Statoil 2006 Form 20-F for a description of how dividends are determined and share repurchases.

	At December 31,

	2006
			2005	2004	2003	2002
	NOK	USD	NOK	NOK	NOK	NOK

	(in millions)
Balance Sheet
Assets:
Cash and cash equivalents	7,367	1,183	7,025	5,028	7,316	6,702
Short-term investments	1,031	166	6,841	11,621	9,314	5,289
Accounts receivable	41,273	6,627	42,816	31,007	29,935	33,623
Accounts receivable — related parties Inventories	11,872	1,906	8,369	6,858	4,894	5,349
Prepaid expenses and other current assets	15,538	2,495	12,815	11,710	8,801	8,275

Total current assets	77,081	12,375	77,866	66,224	60,260	59,238
Investments in affiliates	4,917	790	4,352	10,258	10,944	9,568
Long-term receivables	6,855	1,101	9,618	8,070	14,111	6,968
Net properties, plants and equipments	209,601	33,656	180,669	151,993	125,720	121,569
Other assets	17,014	2,732	16,474	11,698	10,565	8,087

Total Assets	315,468	50,647	288,979	248,243	221,600	205,430

Liabilities and Shareholders’ Equity:
Short-term debt	5,515	885	1,529	4,730	4,287	4,323
Accounts payable	22,373	3,592	22,518	18,893	17,832	19,482
Accounts payable — related parties	7,551	1,212	9,766	5,621	6,114	5,649
Accrued liabilities	12,148	1,950	14,030	12,937	11,665	11,779
Income taxes payable	30,219	4,852	29,752	19,119	17,664	18,340

Total current liabilities	77,806	12,492	77,595	61,300	57,562	59,573
Long-term debt	30,271	4,860	32,564	31,351	32,991	32,805
Deferred income taxes	44,987	7,223	43,314	44,233	37,815	43,129
Other liabilities	38,711	6,215	27,370	24,713	21,575	11,356

Total liabilities	191,775	30,790	180,843	161,597	149,943	146,863
Minority interest	1,465	235	1,492	1,616	1,483	1,550

Common stock (NOK 2.50 nominal value) (1)	5,415	869	5,474	5,474	5,474	5,474
Treasury shares(2)	(54)	(9)	(156)	(60)	(59)	(59)
Additional paid-in capital	33,761	5,421	37,305	37,273	37,728	37,728
Retained earnings	88,262	14,172	65,401	46,153	27,627	17,355
Accumulated other comprehensive income	(5,156)	(828)	(1,380)	(3,810)	(596)	(3,481)

Total shareholders’ equity	122,228	19,626	106,644	85,030	70,174	57,017

Total Liabilities and Shareholders’ Equity	315,468	50,647	288,979	248,243	221,600	205,430

(1)	The number of shares authorized and issued was 2,189,585,600 prior to the cancellation of 23,441,885 treasury shares in 2006. The number of shares authorized and issued was 2,166,143,715 as at year-end 2006.

(2)	The number of treasury shares at year-end in each of the five years presented was 21,399,616; 24,208,212; 23,452,876; 23,441,885 and 23,441,885 in 2006, 2005, 2004, 2003 and 2002, respectively.

Other financial information

	Year Ended December 31,

	2006	2005	2004	2003	2002

Net debt to capital employed (GAAP basis)(1)	18.1%	15.8%	18.3%	22.4%	30.0%
Net debt to capital employed(2)	16.8%	15.1%	18.9%	22.6%	28.7%
After-tax return on average capital employed (GAAP basis) (3)	26.8%	27.6%	23.6%	18.6%	14.7%
After-tax return on average capital employed(4)	27.1%	27.6%	23.5%	18.7%	14.9%

(1)	As calculated according to GAAP. Net debt to capital employed is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and short-term investments. Capital employed is net debt, shareholders’ equity and minority interest.

(2)	As adjusted. In order to calculate the net debt to capital employed ratio that Statoil’s management makes use of internally and that Statoil reports to the market, Statoil makes adjustments to capital employed as it would be reported under GAAP to adjust for project financing exposure that does not correlate to the underlying exposure (adjustments amounted to NOK 2,443 million in 2006, NOK 2,623 million in 2005, NOK 2,209 million in 2004, NOK 1,500 million in 2003 and NOK 1,567 million in 2002) and to add into the capital employed measure interest-bearing elements that are classified together with non-interest-bearing elements under GAAP of NOK 1,783 million in 2005, NOK 2,995 million in 2004 and NOK 1,758 million in 2003, with no corresponding adjustments in 2006 or 2002. See “Item 5 — Operating and Financial Review and Prospects — Use and Reconciliation of Non-GAAP Financial Measures” in the Statoil 2006 Form 20-F for a reconciliation of capital employed and a description of why we make use of this measure.

(3)	As calculated in accordance with GAAP. After-tax return on average capital employed (ROACE) is equal to net income before minority interest and before after-tax net financial items, divided by average capital employed over the last 12 months.

(4)	As adjusted. This figure represents ROACE computed on the basis of capital employed, adjusted as indicated in footnote 2 above. See “Item 5 — Operating and Financial Review and Prospects — Use and Reconciliation of Non-GAAP Financial Measures” in the Statoil 2006 Form 20-F for a reconciliation of return on average capital employed and a description of why Statoil makes use of this measure.

Hydro Petroleum

      The tables below include Hydro Petroleum’s selected combined financial information as of and for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002, in accordance with U.S. GAAP. The selected combined financial information as of December 31, 2006 and for the year ended December 31, 2006 have been derived from the audited combined financial statements of Hydro Petroleum and the related notes included elsewhere in this circular/prospectus. The selected combined financial information as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 have been derived from the combined financial statements of Hydro Petroleum and related notes included elsewhere in this circular/prospectus. The selected combined financial information as of December 31, 2004, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 have been derived from the unaudited combined financial statements of Hydro Petroleum and related notes which are not included in this circular/prospectus. The information in this table is only a summary and the financial information therein should be read in conjunction with and is qualified in its entirety by reference to Hydro Petroleum’s audited combined financial statements and the related notes included elsewhere in this circular/prospectus. Solely for the convenience of the reader, the financial data at the twelve months ended December 31, 2006 have been translated into U.S. dollars at the rate of NOK 6.2287 to U.S. $1.00, the noon buying rate on December 31, 2006.

Income statement data

	Year ended 31 December

	2006
			2005	2004	2003	2002
NOK million (except per share data)	NOK	USD(1)	NOK	NOK	NOK	NOK

	(in millions, except per share amounts)
Operating revenues	95,138	15,274	80,806	66,238	54,695	57,846
Depreciation, depletion and amortization	18,202	2,922	10,518	10,315	9,602	8,982
Other operating costs	32,519	5,221	28,474	26,144	25,338	34,406

Operating income	44,417	7,131	41,814	29,778	19,755	14,458
Equity in net income on non-consolidated investees	201	32	102	73	131	180
Financial income (expense), net	926	149	(2,073)	(716)	470	393
Other income (loss) net	53	9	66	58	(1,718)	77

Income from continuing operations before tax and minority interest	45,597	7,320	39,909	29,193	18,638	15,108
Income tax expense	(35,213)	(5,653)	(28,972)	(20,891)	(12,224)	(11,337)
Income before cumulative effect of change in accounting principle	10,384	1,667	10,937	8,302	6,413	3,771
Cumulative effect of change in accounting principle	—	—	—	—	282	—

Net income	10,384	1,667	10,937	8,302	6,695	3,771

Basic and diluted earnings per share from continuing operations (in NOK) 1) 2)	8.40	1.35	8.70	6.50	5.00	2.90
Basic and diluted earnings per share before change in accounting principles (in NOK) 1) 2)	8.40	1.35	8.70	6.50	5.00	2.90
Basic and diluted earnings per share (in NOK)	8.40	1.35	8.70	6.50	5.20	2.90

Weighted average number of outstanding shares (million)	1,241	1,241	1,254	1,272	1,288	1,289

1)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

2)	Previously reported earnings per share and total number of outstanding shares have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

Balance sheet data

	Year Ended December 31,

	2006
			2005	2004	2003	2002
NOK million	NOK	USD	NOK	NOK	NOK	NOK

	(in millions, except per share amounts)
Cash, cash equivalents and short-term investments	153	25	203	190	274	98
Total assets	128,146	20,573	127,596	93,566	92,832	89,311
Short-term debt	1,146	184	2,175	1,847	2,117	1,799
Long-term debt	15,291	2,455	16,322	14,487	20,840	22,088

Deferred tax liabilities	26,341	4,229	30,613	26,271	27,105	28,666

Total shareholder’s equity	33,071	5,309	36,399	19,069	17,143	15,750

COMPARATIVE PER SHARE DATA

      Set forth below are net income, cash dividends and book value per ordinary share data for:

•	Hydro Petroleum shares on a historical basis. Hydro Petroleum is not a legal entity and has not issued share capital. For the purpose of the presentation below, Hydro Petroleum per share data has been calculated based on the number of Norsk Hydro shares as of [ ].

•	Statoil ordinary shares:

•	on a historical basis, and

•	on a pro forma basis.

•	Statoil per Hydro Petroleum equivalent share on a pro forma basis.

      The merged company pro forma data was derived as described under “Merged Company Unaudited Pro Forma Financial Information”.

      The per Hydro Petroleum equivalent share information shows the effect of the merger from the perspective of an owner of Norsk Hydro ordinary shares. The information was computed by multiplying the Statoil per share information by the merger ratio of 0.8622 Statoil ordinary shares for each Norsk Hydro ordinary share.

      You should read the information below together with the historical financial statements and related notes contained in the Statoil 2006 Form 20-F and other information that has been filed with the SEC and incorporated herein by reference. The unaudited pro forma data below is presented for illustrative purposes only. It does not purport to represent the historical results or what the merged company’s financial position would have been had the merger occurred on the date assumed and it is not necessarily indicative of the merged company’s future results or financial position. [To be completed based on recent Norsk Hydro share numbers at the time the document is finalized]

Year Ended December 31, 2006

Hydro Petroleum
Pro Forma
Equivalent
(Merged
Company
	Hydro	Pro Forma
	Petroleum	Multiplied	Statoil	Merged Company
	Historical	by 0.8622)	Historical	Pro Forma

(In NOK)
Net income	[ ]	[ ]	[ ]	[ ]
Cash dividends	—	[ ]	[ ]	[ ]
Book value	[ ]	[ ]	[ ]	[ ]

RECENT MARKET PRICES

      The following table presents the closing market prices per share:

•	as reported on the NYSE for Statoil ADSs; and

•	as reported on the Oslo Stock Exchange for Statoil ordinary shares.

	Price Per Statoil
	ADS on the
	New York Stock
	Exchange

	High	Low

	USD
Year ended December 31, 2002	9.35	6.31
Year ended December 31, 2003	11.30	7.29
Year ended December 31, 2004	15.93	10.85
First Quarter 2005	18.55	14.69
Second Quarter 2005	20.30	16.32
Third Quarter 2005	25.80	20.68
Fourth Quarter 2005	24.69	20.60
Year ended December 31, 2005	25.80	14.69
First Quarter 2006	28.78	24.13
Second Quarter 2006	34.52	24.49
September 2006	28.17	23.15
Third Quarter 2006	30.45	23.15
October 2006	25.89	22.39
November 2006	27.92	25.73
December 2006	28.18	25.95
Fourth Quarter 2006	28.18	22.39
Year ended December 31, 2006	34.52	22.39
January 2007	26.86	23.71
February 2007	26.88	25.49
First Quarter 2007 (through March 15)	26.88	23.71

	Price Per Statoil
	Ordinary Share
	on the
	Oslo Stock
	Exchange

	High	Low

	NOK
Year ended December 31, 2002	73.50	50.00
Year ended December 31, 2003	74.75	51.50
Year ended December 31, 2004	103.50	74.00
First Quarter 2005	114.25	91.25
Second Quarter 2005	133.50	106.50
Third Quarter 2005	166.50	135.25
Fourth Quarter 2005	163.00	134.25
Year ended December 31, 2005	166.50	91.25
First Quarter 2006	189.00	154.00
Second Quarter 2006	210.50	154.50
September 2006	176.50	147.25
Third Quarter 2006	189.50	147.25
October 2006	170.50	148.50
November 2006	176.25	164.75
December 2006	173.00	161.00
Fourth Quarter 2006	176.25	148.50
Year ended December 31, 2006	210.50	147.25
January 2007	166.50	153.00
February 2007	167.50	156.00
First Quarter 2007 (through March 15)	167.50	151.50

EXCHANGE RATES

      The table below shows the low, high, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian kroner per U.S. $1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated. The averages listed below may differ slightly from the published exchange rate disclosed in the publicly available filings of Norsk Hydro due to differences in averaging and rounding conventions.

Year Ended December 31,	Low	High	Average	Period End

2002	6.9375	9.1110	7.9253	6.9375
2003	6.6440	7.6560	7.0627	6.6660
2004	6.0551	7.1408	6.7241	6.0794
2005	6.0667	6.8023	6.4591	6.7444
2006	5.9869	6.8490	6.3582	6.2287
2007 (through March 14, 2007)	6.1115	6.4728	6.1961	6.1404

      The table below shows the high and low noon buying rates for each month during the six months prior to the date of this circular/prospectus.

Month	Low	High

September 2006	6.3350	6.6007
October 2006	6.5320	6.7802
November 2006	6.1522	6.5019
December 2006	6.0932	6.2760
January 2007	6.1809	6.4728
February 2007	6.1115	6.2750
March 2007 (through March 14, 2007)	6.1404	6.2500

      On March 14, 2007, the noon buying rate for Norwegian kroner was U.S. $1.00 = NOK 6.1404.

      Fluctuations in the rate between the Norwegian kroner and the U.S. dollar will affect the U.S. dollar amounts received by holders of Statoil ADSs on conversion of dividends, if any, paid in Norwegian kroner on Statoil ordinary shares and may affect the U.S. dollar price of Statoil ADSs on the New York Stock Exchange.

STATOIL

      For a description of Statoil’s business and operations, please refer to the Statoil 2006 Form 20-F.

General

      Statoil is a public limited company organized under the laws of Norway with its registered office at Forusbeen 50, N-4035 Stavanger, Norway. Its telephone number at that address is + 47 51 99 00 00. Its registration number in the Norwegian Register of Business Enterprises is 923 609 016. Statoil ASA was incorporated on September 18, 1972 under the name Den norske stats oljeselskap a.s. At an extraordinary general meeting held on February 27, 2001, it was resolved to change the company’s name to Statoil ASA and convert it into a public listed company, or ASA.

Business Overview

      Statoil is an integrated oil and gas company, headquartered in Stavanger, Norway. Based on both production and reserves, Statoil is a major international oil and gas company and the largest in Scandinavia. Statoil’s proved reserves as of December 31, 2006 consisted of 1,675 million barrels of oil, or mmbbls, and 399 billion standard cubic meters, or bcm (equivalent to 14.1 trillion standard cubic feet, or tcf) of natural gas, which represents an aggregate of 4,185 million barrels of oil equivalent, or mmboe. The operations of Statoil commenced in 1972 with a primary focus on the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf, or NCS. Since then, Statoil has grown both domestically and internationally into a company with 25,435 employees as of December 31, 2006 and business operations in 34 countries.

      Statoil is the leading producer of crude oil and gas on the technologically demanding NCS and is well positioned internationally, having participated in a number of high-quality discoveries outside the NCS. Statoil is the largest supplier of natural gas from the NCS (including sales it makes on behalf of the Norwegian State) to the growing Western European gas market. Statoil is one of the market leaders in the retail gasoline business in Scandinavia, with a market share of 40 per cent. Statoil is one of the largest net sellers of crude oil worldwide, including sales that it makes on behalf of the Norwegian State.

      Statoil divides its operations into four business segments: Exploration and Production, or E&P, Norway, International E&P, Natural Gas and Manufacturing and Marketing. In 2004, Statoil established a new business area service unit, Technology and Projects, in order to develop distinct technology positions and strengthen Statoil’s project execution. The following table sets forth the income before financial items, income taxes and minority interest for each segment for the periods indicated.

	Year Ended December 31,

	2006		2005	2004

	NOK	U.S.D	NOK	NOK

	(In millions)
Income before financial items, income taxes and minority interest of:
E&P Norway	89,389	14,351	74,132	51,029
International E&P	10,928	1,755	8,364	4,188
Natural Gas	10,009	1,607	5,901	6,784
Manufacturing and Marketing	6,998	1,124	7,593	3,899
Other	(443)	(71)	(947)	(815)

Total	116,881	18,765	95,043	65,085

      Exploration and Production Norway. E&P Norway includes Statoil’s exploration, development and production operations on the NCS. Its NCS operations are organized in four core areas, of which three are currently producing hydrocarbons: Troll/ Sleipner, Halten/ Nordland, Tampen, and a fourth, Tromsøflaket, which is expected to begin production in 2007. Statoil operates 25 developed fields in its three producing core areas. These fields produced a total of 2.5 mmboe per day in 2006. Over 2006, Statoil’s average daily equity oil and NGL production was 521 mboe of oil and daily equity gas production was 69 mmcm (2.5 bcf), totaling 958 mboe per day, compared to 562 mboe of oil of average daily equity oil and NGL production and average daily equity gas production of 67 mmcm (2.4 bcf), totaling 985 mboe per day in 2005. Statoil is also well positioned with exploration acreage throughout the licensed parts of the Norwegian Continental Shelf, both within and outside the core areas. The Norwegian part of the Barents Sea and the deepwater part of the Norwegian Sea are the most active frontier areas open to the industry at present, while the promising Lofoten area is awaiting opening for petroleum activity by the Norwegian authorities. As of December 31, 2006, E&P Norway had proved reserves of 1,060 mmbbls of crude oil and 360 bcm (12.7 tcf) of natural gas, which represents an aggregate of 3,323 mmboe. Statoil’s experience over the last 30 years in the challenging NCS environment has helped it to develop expertise in managing complex, integrated projects. Statoil is continuously seeking to improve its returns through both cost efficiency and portfolio management.

      International Exploration and Production. International E&P includes all upstream related activities of Statoil’s exploration, development and production operations outside Norway, and hold interests in 17 producing fields in North Africa (Algeria), Western Africa (Angola), the Caspian (Azerbaijan), Western Europe (UK), South America (Venezuela) and China. Statoil is involved in development projects in Angola, Nigeria, Azerbaijan, Ireland, the U.S. Gulf of Mexico and Iran. Exploration activities include projects in Algeria, Angola, Azerbaijan, Brazil, Egypt, the Faroe Islands, the U.S. Gulf of Mexico, Indonesia, Ireland, Libya, Nigeria, the UK and Venezuela. As of December 31, 2006, International E&P had proved reserves of 615 mmbbls of crude oil and 39.2 bcm (1.4 tcf) of natural gas, which represents a total of 862 mmboe. In 2006, International E&P produced an average of 148.8 mbbls of oil and 4.6 mmcm (162 mmcf) of gas per day from Statoil’s international operations, a total of 177.7 mboe per day, compared to an average of 141.8 mbbls of oil and 6.8 mmcm (239 mmcf) of gas, a total of 184.4 mboe per day in 2005.

      Natural Gas. The Natural Gas business segment transports, processes and sells natural gas from our upstream positions on the NCS and certain assets abroad, and is one of the leading suppliers of natural gas to the European market and the largest corporate owner in the world’s largest offshore gas pipeline network. This network, Gassled, allows it flexibility in the way it sources, blends and delivers its natural gas to any one of six landing points in Europe and through to the European gas transmission system. Statoil has a 21.31 per cent interest in the Gassled joint venture. As from September 1, 2006, Langeled, a dry natural gas pipeline, was included in Gassled. In 2006, Statoil sold approximately 61.6 bcm (2.2 tcf) of natural gas (at a gross calorific value of 40 MJ/scm) from the NCS, which includes natural gas sold by Statoil on behalf of the Norwegian State, compared to 58.9 bcm (2.1 tcf) in 2005, including natural gas sold by Statoil on behalf of the Norwegian State.

      Manufacturing and Marketing. The Manufacturing and Marketing segment comprises downstream activities including sales and trading of crude oil, NGL and petroleum products, refining, methanol production and retail and industrial marketing of oil.

Recent Development

      On April 27, 2007 Statoil announced that it has agreed to acquire Calgary-based North American Oil Sands Corporation (NAOSC) for an aggregate purchase price in cash of approximately USD 1.96 billion. NAOSC operates an area of 1,110 square kilometres of oil sands leases in the Athabasca region of Alberta, Canada. The all-cash offer has received the unanimous approval of NAOSC’s board of directors, and is expected to close in the second quarter of 2007, subject to regulatory and NAOSC shareholder approval.

      On May 1, 2006, Statoil, in agreement with the other licensees of the field, temporarily ceased production of gas and condensate from the Kvitebjørn field in the North Sea. The temporary shut-down is intended to prevent an additional fall in the reservoir pressure thereby maintaining safe operations, and is expected to facilitate the drilling of more wells with a view to securing reserves and future production levels. It is anticipated that production will resume during the fourth quarter of 2007.

HYDRO PETROLEUM

Introduction

      Hydro Petroleum consists of two principal segments, Exploration and Production and Energy and Oil Marketing — see Note 5 to the Carve-Out Combined Financial Statements.

•	Exploration and Production consists of its oil and gas exploration activities, field development activities and production of oil and gas.

•	Energy and Oil Marketing consists of its commercial operations within oil, natural gas, management of its interest in the gas transportation system on the Norwegian Continental Shelf (NCS) and the marketing and sales of refined petroleum products such as gasoline, diesel and heating oil. Energy and Oil Marketing also includes its new energy business activities.

Exploration and Production

      Hydro Petroleum is the second largest operator on the NCS. In 2006, it produced an average of 861,000 barrels of oil equivalent (boe) per day from its 11 operating fields: Oseberg, Oseberg Øst (East), Oseberg Sør (South), Brage, Tune, Njord, Troll Oil (Troll B and C), Heimdal, Vale, Grane and Fram. Hydro Petroleum is also the operator for the development phase of the Ormen Lange gas field, including the Langeled pipeline to the UK.

      In 2006, 90 per cent of Hydro Petroleum’s average daily equity production of 573,000 boe was from the NCS. Internationally, it is building on its experience as an operator or oil and gas producing fields in the demanding Norwegian offshore environment. Hydro Petroleum is producing fields in Canada, Angola, Russia, Libya, and the U.S. Gulf of Mexico (GoM), and continues to focus on developing its international oil and gas business.

      Hydro Petroleum has an extensive and balanced exploration profile with a large majority of prospects linked to existing infrastructure. It also has contracts securing drilling rig capacity on the NCS through 2009 and in the GoM through 2013. During 2006, Hydro Petroleum secured new exploration acreage in Norway, GoM, Denmark and Canada.

Energy and Oil Marketing

      Hydro Petroleum has an established position in the Northern European natural gas and power markets. It is a substantial producer of natural gas and an active trader in the continental European and UK markets. Hydro Petroleum has an interest in all of the major natural gas fields on the NCS and holds substantial equity interests in the Gassled pipeline system, including the new Langeled pipeline that will transport gas from Ormen Lange, and pipelines and transportation systems connecting other fields on the NCS.

      Hydro Petroleum is the third largest natural gas producer on the NCS and the second largest in terms of delivery to the market. In 2006, its equity natural gas production amounted to 10.7 billion cubic meters (bcm), an increase of 14 per cent, compared with the previous year. Hydro Petroleum’s production represented 12 per cent of total natural gas production from the NCS in 2006. The completion of the Ormen Lange and the Langeled project is expected to enhance its position as producer, wholesaler and trader of gas. Hydro Petroleum’s gas from this project will be supplied through five delivery points on the European continent and two in the UK.

Operational Information

      Exploration activity

      Norway. In 2006, Hydro Petroleum participated in eight exploratory wells and five exploration extensions of production wells. Of these thirteen wells, four were Hydro-operated resulting in two commercial discoveries. In the Oseberg area, the Gamma Main Statfjord oil discovery, drilled from Oseberg B, is expected to be in production during 2007. In the Troll/ Sogn area, Hydro Petroleum appraised the Astero oil discovery by a new oil discovery in the Astero B structure. Of the nine partner-operated wells completed in 2006, four resulted in commercial discoveries. The Morvin appraisal well upgraded the oil volumes of the Morvin discovery. The Trost well detected more gas around the Norne field. The Apollo/ Epidot well, drilled from Gullfaks, found oil in two levels. The Valemon well was drilled from Kvitebjørn and proved commercial.

      In early 2006, Hydro Petroleum was awarded two new licenses in the Barents Sea as part of the 19th Concession Round. Both licenses were awarded with Hydro Petroleum as operator. Its share in the licenses is 40 per cent in PL 394 Arenaria and 30 per cent in PL 393 Nucula, that was spudded in January 2007. In January 2007, the Ministry of Petroleum and Energy announced the results of the postponed 2006 Awards in Predefined Areas (APA). Hydro Petroleum was awarded seven new licenses, of which four were awarded with it as operator.

      Due to limited rig capacity for exploration drilling in 2006, several wells have been moved to 2007, such as the Loshavn well in the Farsund frontier basin and the Nucula well in the Barents Sea. The Nucula well in the Barents Sea was spudded in January 2007. Hydro Petroleum has secured drilling rig capacity for its currently planned exploration activities on the NCS through 2009.

      Hydro Petroleum believes that, for 2007, it has a balanced exploration portfolio on the NCS that is close to existing infrastructure.

      Angola. In 2006, two appraisal wells were successfully completed on Block 17: Orquidea 2 and Violeta 2.

      Hydro Petroleum holds a 30 per cent interest in Block 34 and is the technical assistant to the operator, the Angolan national oil company Sonangol P&P. In 2005, Sonangol P&P signed an agreement with the Concessionaire to enter into the second exploration phase for Block 34. One exploration well remains to be drilled in Block 34 and alternative exploration models will be evaluated for the well.

      In October 2005, Hydro Petroleum signed a Production Sharing Agreement (PSA) for Block 4, which comprises the Gimboa discovery, which was sanctioned for development in November 2006. The Block 4 PSA includes a commitment of one exploration well.

      Canada. One exploration well drilled in 2006 on the West Bonne Bay License resulted in a discovery that is under evaluation. Hydro Petroleum’s strategy in Canada includes infrastructure-led exploration, maturing the existing exploration license portfolio and assessing risks and volumes in immature basins on the Grand Banks and on the Scotian Shelf.

      Libya. Hydro Petroleum is taking part in oil exploration in Libya’s Murzuq basin. Eight exploration wells relating to licenses NC 186, 187 and 190 and one well related to the 146-1 license in the Murzuq basin were drilled during 2006. All eight wells were dry or non-commercial. Seven appraisal wells were also drilled in the same basin. Six of the appraisal wells were successful oil wells.

      Iran. In April 2000, Hydro Petroleum entered into a contract with the National Iranian Oil Company, or NIOC, for the exploration of the Anaran Block close to the Iraqi border. The Changuleh West-1 well was spudded in October 2005 and the Azar discovery was made in 2006. In order to evaluate the result from this discovery, the contract was extended in the fall of 2006 for one more year, until October 9, 2007. The agreement provides Hydro Petroleum with the right to enter into negotiations for a buy-back agreement to develop reserves in the event of a commercial discovery. A commerciality report for Azar was submitted in December 2005, and Azar was declared commercial in the middle of 2006. Hydro Petroleum submitted a draft Master Development Plan to NIOC in October 2006 and is currently negotiating a Development Service Contract. On September 17, 2006, Hydro Petroleum signed an exploration and development agreement with NIOC. The agreement covers the Khorramabad block in Lurestan province in southwestern Iran.

      U.S. Gulf of Mexico. Hydro Petroleum was awarded 37 new exploration blocks from lease sales held in March and August of 2006. The total number of blocks owned in the Gulf of Mexico (GoM) amounts to 389, including 129 blocks located on the shelf and 260 blocks located in deepwater.

      In December 2005, Hydro Petroleum acquired Spinnaker Exploration Company, an independent energy company engaged in the exploration, development and production of oil and gas mainly in the GoM. Spinnaker’s portfolio held significant exploration acreage, comprising deepwater and deep-shelf prospects, as well as an extensive seismic database covering a large portion of the GoM. The Spinnaker assets added major exploration areas and prospects to Hydro Petroleum’s portfolio, including the GoM shelf, FrontRunner, Thunder Hawk and the Eastern Gulf. See “Fields — International fields in operation — U.S. Gulf of Mexico” for information on an impairment write-down of the Front Runner field in 2006.

      Hydro Petroleum expects to participate in approximately one exploration wells on the shelf and six exploration wells in deepwater in the GoM during 2007. To secure Hydro Petroleum’s exploration program in the coming years, it has signed a contract with Transocean ensuring that it has capacity for deepwater drilling operations through 2013. The contract includes use of the semi-submersible drilling rig, the Henry Goodrich, for two years from 2007 until 2009. In addition, it has entered into a contract with Transocean regarding their contracted enhanced Enterprise-class drillship, which is due to be completed in 2009.

      Nigeria. Hydro Petroleum acquired two exploration licenses in Nigeria through the acquisition of Spinnaker. Two commitment wells remain in Nigeria. It expects to spud one exploration well in 2007.

      Brazil. In 2006, Hydro Petroleum participated in the 8th Brazilian Bid Round. It is announced that Hydro Petroleum was awarded three blocks in the deepwater Santos Basin before the bid round was suspended. The three blocks are in partnership with Petrobras and Repsol. Hydro Petroleum is operator of block S-M 1233 with a 40 per cent equity interest. Hydro Petroleum’s equity interest in the two other blocks is 30 per cent. The acquisition of Hydro Petroleum’s 50 per cent share in the Peregrino field was finalized in the third quarter of 2006. One appraisal well will be drilled on BM-C-7, the Peregrino license, in 2007.

      Denmark. An exploration well was drilled on the Stork prospect, in license 4/98, in 2006 by the operator ConocoPhillips. The well proved non-commercial amounts of gas/condensate and was expensed in 2006. In connection with the 6th concession round in the spring of 2006, Hydro Petroleum strengthened its position significantly on the Danish Continental Shelf. Hydro Petroleum was awarded a 30 per cent equity interest in three licenses with Wintershall as operator. Hydro Petroleum has an option to become operator in case of a commercial oil discovery. Three commitment exploration wells will be drilled following a comprehensive 3D seismic program expected to be completed in 2007. In addition, Hydro Petroleum was awarded an extension in January 2006 of the Hejre license 5/98 with ConocoPhillips as operator.

      Madagascar. Hydro Petroleum withdrew its 30 per cent participating interest in Majunga on April 26, 2006, and it has no further commitments towards the license from that date.

      Morocco. In July 2005, Hydro Petroleum signed an offshore exploration agreement covering four licenses in North-West Safi in Morocco. As operator of the exploration program with an ownership interest of 48.75 per cent, it has completed a large 3D seismic acquisition project. A decision regarding drilling operations is expected in the second half of 2007.

      Mozambique. In December 2005, the Mozambican government approved Hydro Petroleum’s Exploration and Production Concession Contract for the areas two and five off the Mozambique coast. The blocks are located in the Rovuma basin stretching eastwards from coastal shallow waters into deepwater. The contract was signed in February 2006. Hydro Petroleum is the operator with a 90 per cent interest. Exploration phase activities such as seismic acquisition, reprocessing and piston coring are scheduled to take place during 2007.

      Cuba. In 2005, Hydro Petroleum entered into an agreement with Spanish oil company Repsol-YPF to acquire a 30 per cent participating interest in the deepwater exploration Blocks 25, 26, 27, 28, 29 and 36 in Cuba. In May 2006, the Cuban government approved the transaction. A comprehensive 3D seismic acquisition program of 3000 km2 was completed in May 2006. The results will be evaluated during 2007 and exploration drilling may take place during 2008.

Drilling information

      The following tables reflect the number of exploratory oil and gas wells Hydro Petroleum drilled as of December 31, 2006. The first table reflects all of the gross and net exploratory wells and exploration extensions of production wells drilled and completed during the years indicated. The second table reflects the gross and net exploratory wells in the process of being drilled as of December 31, 2006. A total of 51 exploration targets were drilled and completed in 2006, of which 26 wells so far have been deemed productive. Five wells were in the process of being drilled at the end of 2006. Four of the wells, including the Zita well under license 263 on Haltenbanken, were completed in January 2007 and proved disappointing.

Drilling Activity

		Norway			International			Total

		2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploratory Wells
Productive(1)	Gross (3)	4	4	2	19	7	9	23	11	11
	Net (4)	0.63	1.32	0.33	4.87	1.8	1.8	5.50	3.12	2.13
Dry(2)	Gross (3)	4	3	4	18	2	2	22	5	6
	Net (4)	0.65	0.84	1.05	6.03	0.4	0.45	6.68	1.24	1.5
Under evaluation(5)	Gross (3)	—	1	—	—	1	—	—	2	—
	Net (4)	—	0.3	—	—	0.2	—	—	0.5	—
Exploration extensions of production wells
Productive(1)	Gross (3)	2	2	3	1	—	—	3	2	3
	Net (4)	0.48	0.44	0.47	0.75	—	—	1.23	0.44	0.47
Dry(2)	Gross (3)	3	1	—	—	1	—	3	2	—
	Net (4)	0.52	0.4	—	—	0.3	—	0.52	0.7	—
Under evaluation(5)	Gross (3)	—	—	—	—	—	—	—	—	—
	Net (4)	—	—	—	—	—	—	—	—	—
Total exploration targets drilled
Productive(1)	Gross (3)	6	6	5	20	7	9	26	13	14
	Net (4)	1.11	1.76	0.8	5.62	1.8	1.8	6.73	3.56	2.6
Dry(2)	Gross (3)	7	4	4	18	3	2	25	7	6
	Net (4)	1.17	1.24	1.05	6.03	0.7	0.45	7.2	1.94	1.5
Under evaluation(5)	Gross (3)	—	1	—	—	1	—	—	2	—
	Net (4)	—	0.3	—	—	0.2	—	—	0.5	—
Development Wells
Productive(1)	Gross (3)	49	58	43	29	41	12	78	99	55
	Net (4)	7.91	9.86	6.53	3.30	4.70	1.40	11.21	14.56	7.93
Dry(2)	Gross (3)	—	3	1	—	—	—	—	3	1.00
	Net (4)	—	0.83	0.14	—	—	—	—	0.83	0.14
Under evaluation(5)	Gross (3)	—	—	—	—	—	—	—	—	—
	Net (4)	—	—	—	—	—	—	—	—	—

(1)	A productive well is an exploratory well deemed to be commercially viable.

(2)	A dry well is an exploratory well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(3)	A gross well is a well in which a whole or fractional working interest is owned.

(4)	A net well is the sum of the whole or fractional working interest in gross wells which equal one.

(5)	A well under evaluation is a well that has not yet been deemed to be either productive or dry.

In Process Drilling Activity

As of December 31, 2006	Norway	International	Total

Exploratory
Gross	2	3	5
Net	0.49	1	1.49
Development
Gross	16	3	19
Net	2.37	0.4	2.77

      As part of its exploration program in 2007, Hydro Petroleum, as operator and partner, plans to spud 60 wells. About half of the wells are on the NCS, and will mainly be drilled close to existing infrastructure. Internationally, Hydro Petroleum plans to participate in wells mainly in the GoM and Libya, but also in Angola where it will commence significant exploration activity in 2007.

Developed and undeveloped acreage

      The following table summarizes Hydro Petroleum’s net and gross developed and undeveloped acreage as of December 31, 2006.

	Developed		Undeveloped
	acreage(1) in		acreage(2)2 in square
	square kilometers		kilometers

As of December 31, 2006	Gross(3)	Net(3)	Gross(3)	Net(3)

NCS	8,035	1,571	28,699	12,692
Denmark	—	—	2,506	733
Angola	324	32	12,398	2,926
Canada	365	32	9,586	4,211
Gulf of Mexico	981	463	7,184	4,105
Cuba	—	—	11,279	3,384
Brazil	—	—	535	267
Nigeria	—	—	4,887	669
Libya	5,562	660	33,784	2,678
Iran	—	—	3,200	2,400
Russia	100	40	70	28
Morocco	—	—	6,663	3,248
Mozambique	—	—	13,402	12,062

Total	15,366	2,799	134,192	49,403

(1)	Developed acreage is acreage spaced or assignable to productive wells.

(2)	Undeveloped acreage is the acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether or not such acreage contains proved reserves.

(3)	Gross acreage includes the total number of square kilometers in which the company has an interest. Net acreage is the sum of the company’s fractional interests in gross acreage.

      Hydro Petroleum’s investment in developed and undeveloped acreage is comprised of numerous concessions, blocks and leases. The terms and conditions under which Hydro Petroleum maintains rights to the acreage are property-specific and contractually-defined, and vary significantly.

Reserve information

      At the end of 2006, Hydro Petroleum’s share of proved developed reserves of oil and gas was estimated to be 1,329 million boe. Hydro Petroleum’s share of proved undeveloped reserves accounted for an additional 587 million boe. Total developed and undeveloped proved reserves amounted to 1,916 million boe, of which gas reserves represented approximately 61 per cent.

      Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately 9 years at the end of 2006, with approximately 5 years for oil and approximately 17 years for gas.

      The following table summarizes Hydro Petroleum’s net quantities of proved oil and gas reserves as of December 31, 2006, 2005 and 2004.

Oil and Gas Reserves

Oil in millions of boe	2006			2005			2004

Gas in billions of cubic feet (bcf)	Norway	Int’l(1)	Total	Norway	Int’l(1)	Total	Norway	Int’l(1)	Total

Proved oil reserves, developed and undeveloped(2)	607	141	748	693	160	853	749	156	905
Of which developed	474	94	568	576	93	669	607	97	704

Proved gas reserves, developed and undeveloped(2)	6,429	182	6,611	6,571	190	6,761	6,626	—	6,626
Of which developed	4,244	61	4,305	4,551	58	4,609	4,197	—	4,197

Proved oil and gas reserves, developed and undeveloped(2)	1,745	171	1,916	1,854	192	2,046	1,920	156	2,076
Of which developed	1,224	105	1,329	1,380	103	1,483	1,350	97	1,447

(1)	Reserves reflected in the International columns are shown net of royalties in kind and the government’s share of profit oil.

(2)	For the definition of proved reserves, proved developed reserves and proved undeveloped reserves, and applicable conversion factors.

      Proved reserves are estimates and are expected to be revised as oil and gas are produced and additional data become available. Accordingly, recoverable reserves are subject to upward and downward adjustments from time to time. See “Hydro Petroleum Management Discussion and Analysis of Financial Conditions and Result of Operations — Critical Accounting Policies — Proved Oil and Gas Reserves”.

      An analysis of changes to proved developed and proved undeveloped reserves of oil and gas as of and for the three years ended December 31, 2006, 2005 and 2004 is included in the supplementary oil and gas information (unaudited) table in the Carve-Out Combined Financial Statements. Estimates of the proved reserves, presented on an individual field basis, as of December 31, 2006, can be found in the table below.

Proved Reserves

				Hydro Petroleum’s share
As of December 31, 2006
			Hydro	Total	Oil/NGL	Gas	Gas
			Petroleum’s %	mill.	mill.	bill.	bill.	Prod.
Field	Block	Operator	interest	boe	boe	scf	Sm3	Start-up

Troll	31/2, 31/3, 31/5, 31/6	Hydro Petroleum/ Statoil	9.78	461	38	2446	69.2	1995 1996
Oseberg fields	30/6, 30/9	Hydro Petroleum	34.00	278	65	1183	33.4	1988
Ormen Lange	6304/9 6305/1,2,4,5,7,8	Hydro Petroleum/Shell(1)	18.07	234	14	1239	35.0	2007
Grane	25/11	Hydro Petroleum	38.00	129	129	0	0.0	2003

				Hydro Petroleum’s share
As of December 31, 2006
			Hydro	Total	Oil/NGL	Gas	Gas
			Petroleum’s %	mill.	mill.	bill.	bill.	Prod.
Field	Block	Operator	interest	boe	boe	scf	Sm3	Start-up

Åsgard	6407/2, 6506/11,12, 6507/11	Statoil	9.61	112	47	367	10.4	1999
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81 - 6.65	92	81	58	1.6	1971
Snorre fields	34/4, 34/7, 33/9	Statoil	5.98 - 17.77	80	79	7	0.2	1992
Kvitebjørn	34/11	Statoil	15.00	64	18	248	7.0	2004
Visund	34/8, 34/7	Statoil	20.30	56	17	219	6.2	1999
Kristin	6406/2, 6506/11	Statoil	14.00	39	24	86	2.4	2005
Gullfaks fields	34/10, 33/12	Statoil	9.00 - 17.90	37	24	75	2.1	1986
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85 - 10.00	37	10	150	4.2	1993
Tyrihans	6407/1	Statoil	12.00	31	17	77	2.2	2009
Fram	35/11	Hydro Petroleum	25.00	19	12	41	1.2	2003
Vega	35/8, 35/11	Hydro Petroleum	25.00 - 40.00	17	3	73	2.1	2010
Njord	6407/7,10	Hydro Petroleum	20.00	16	5	58	1.6	1997
Mikkel	6407/5,6	Statoil	10.00	12	5	43	1.2	2003
Norne/ Urd	6608/10, 6508/1	Statoil	8.10 - 13.50	12	9	13	0.4	1997
Heimdal fields	25/4, 25/5	Hydro Petroleum/	10.00 - 28.85	6	2	22	0.6	1985
		Total
Volve	15/9	Statoil	10.00	6	5	3	0.1	2007
Tune	30/8, 30/5, 30/6	Hydro Petroleum	40.00	4	0	20	0.6	2002
Ringhorne Øst	25/8	Esso	11.70	2	2	0	0.0	2006
Brage	31/4, 30/6, 31/7	Hydro Petroleum	20.00	1	1	1	0.0	1993

Total Norway				1745	607	6429	181.7
Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	32	32	0	0.0	2002
Dalia(5)	Block 17, Angola	Total	10.00	28	28	0	0.0	2006
Eastern Gulf	Gulf of Mexico	Anadarko/Dominion Resources/Hydro Petroleum	18.33 - 50.00	18	0	106	3.0	2007
Kharyaga(5)	Timan Pechora, Russia	Total	40.00	15	15	0	0.0	1999
Hibernia	Grand Banks, Canada	HMDC(4)	5.00	14	14	0	0.0	1997
GoM, Shallow water	Gulf of Mexico	(2)		12	2	61	1.7	2000
Rosa(5)	Block 17, Angola	Total	10.00	12	12	0	0.0	2007
Girassol/ Jasmim(5)	Block 17, Angola	Total	10.00	9	9	0	0.0	2001
Thunder Hawk	Gulf of Mexico	Murphy Oil	25.00	8	7	6	0.2	2009
Mabruk(5)	Sirte Basin, Libya	Total	25.00	7	7	0	0.0	1995
Murzuq(5)	Sirte Basin, Libya	Repsol	8.00	7	7	0	0.0	2003
Frontrunner	Gulf of Mexico	Murphy Oil	25.00	6	6	2	0.0	2004
Other deepwater fields (6)	Gulf of Mexico	(3)		2	1	6	0.2	2003
Lorien	Gulf of Mexico	Noble Energy	30.00	1	1	1	0.0	2006

Total International				171	141	182	5.1

Total				1916	748	6611	186.8

(1)	Hydro Petroleum is operator for the field development. Shell is operator for the field operation.

(2)	Several operators including Hydro Petroleum.

(3)	Several operators.

(4)	HMDC: Hibernia Management Development Company.

(5)	Fields with production sharing agreements (PSAs).

(6)	Includes Constitution, Seventeen Hands and Zia fields.

Development

      In 2006, Hydro Petroleum invested NOK 17,491 million in the development of new and existing fields and transportation systems compared to NOK 12,854 million and NOK 10,678 million in 2005 and 2004, respectively. These amounts include changes in estimates for asset retirement costs and new accruals for fields that commenced production during the year, in total amounting to NOK 3.9 billion in 2006.

      A summary of new fields under development as of December 31, 2006 is included in the following table (see “— Fields — NCS fields under development” and “— Fields — International fields under development”). Only the main fields are presented in the table. Development projects in connection with fields under production and smaller satellite developments relating to fields in production are described under “— Fields — NCS fields in operation” and “— Fields — International fields in operation”.

          Fields under development

							Hydro
				Production	Total	Investment	Petroleum’s
			Approved for	scheduled to	estimated	incurred	Equity
Field	Type of field	Operator	development	commence	investment(1)	to date(1)	share

					(In NOK	(In NOK
					billion)	billion)
Norway
Vega/ Vega Sør	Gas/Condensate	Hydro Petroleum	2006	2010	6.5	0.1	40%/25%
Ormen Lange(2)	Gas/Condensate	Hydro Petroleum	2004	2007	54.5	26.2	18.07%
Vilje	Oil	Hydro Petroleum	2005	2007	2.58	1.59	29%
Alve	Gas	Statoil	2007	2008	2.5	0.1	10%
Tyrihans	Oil/Gas	Statoil	2006	2009	14.5	1.8	12%
Volve	Oil	Statoil	2005	2007	2.3	0.8	10%
International
Rosa	Oil	Total	2004	2007	16.1	10.5	10%
Gimboa	Oil	Sonangol Dominion/Anadarko	2006	2008	2.7	0.3	20%
Eastern Gulf(3)	Gas	Hydro Petroleum	2004	2007	3.2	2.1	18,33-50%
Thunder Hawk	Oil	Murphy	2006	2009	4.5	0.3	25%

(1)	Total Estimated investment and investment incurred to date amounts are as of December 31, 2006. These amounts represent the total estimated investment based on the PDO or current cost estimate and total incurred investment for the applicable field, respectively. All amounts are in nominal values (i.e., not discounted to present value). The exchange rate used for the international fields was NOK 6.26 per U.S. dollar as of December 30, 2006.

(2)	The total estimated investment for Ormen Lange excludes the cost of the Langeled gas export pipeline.

(3)	Includes the San Jacinto (Hydro Petroleum’s share 26.67 per cent), Spiderman (Hydro Petroleum’s share 18.33 per cent), and Q fields (Hydro Petroleum’s share 50 per cent).

      In connection with the development projects described in this section, Hydro Petroleum has invested NOK 1 billion, NOK 2.8 billion and NOK 4.1 billion for the years 2004, 2005 and 2006, respectively. These investments exclude acquisition costs relating to Eastern Gulf and Thunder Hawk that were acquired through the Spinnaker acquisition in 2005. Estimated investments for the same projects for 2007, 2008 and 2009 are NOK 4.4 billion, NOK 2.3 billion and NOK 1.5 billion, respectively.

Production

      The following table includes the number of gross and net productive oil and gas wells in which Hydro Petroleum had interests as of December 31, 2006. Productive wells are producing wells and wells capable of production.

          Productive Wells

Number of productive crude oil and natural gas wells per December 31, 2006

	Norway	International	Total(1)

Crude Oil Wells
Gross	544	200	744
Net	75.06	34.39	109.45
Natural Gas Wells
Gross	137	51	188
Net	15.25	20.57	35.81

(1)	Includes 72 wells with multiple completions (more than one formation producing into the same well bore). If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

      The following table reflects Hydro Petroleum’s share of the average daily production of oil and gas from fields in which it had an interest during 2006 and 2005.

          Hydro Petroleum’s Share of Average Daily Production

	Hydro Petroleum’s Share of Average			Hydro Petroleum’s Share of Average
	Daily Production in 2006			Daily Production in 2005

	Total in	Oil in	Gas in	Total in	Oil in	Gas in
	thousands	thousands	millions of	thousands	thousands	millions of
Field	of boe	of boe(1)	cubic feet	of boe	of boe	cubic feet

Norway
Oseberg fields(2)	94.5	71.0	128.0	102.4	80.7	117.6
Grane	82.7	82.7	—	67.5	67.5	—
Troll	71.2	20.8	290.4	71.5	25.6	264.8
Snorre fields(3)	43.2	41.5	9.0	48.5	46.2	12.6
Asgard	33.1	17.3	88.7	35.9	19.0	94.9
Sleipner fields(4)	31.7	8.7	125.9	35.3	10.3	136.6
Ekofisk fields(5)	27.2	23.0	22.6	27.8	23.5	22.8
Kvitebjørn	24.1	9.4	82.2	18.2	7.3	61.3
Gullfaks fields(6)	23.5	17.1	36.0	28.3	21.6	38.2
Tune	20.0	2.5	93.7	25.0	3.5	114.2
Kristin	15.8	9.8	34.2	1.1	0.7	2.4
Norne/Urd	12.4	11.7	4.1	9.4	8.1	7.3
Visund	8.3	5.0	18.4	5.4	4.2	6.7
Fram	7.0	7.0	—	7.8	7.8	—
Mikkel	5.5	2.7	15.6	5.9	2.8	17.4
Heimdal fields(7)	5.0	1.5	19.0	4.1	1.1	16.5
Njord	4.8	4.8	—	6.3	6.3	—
Brage	4.5	4.1	2.6	5.8	5.4	2.4
Ringhorne Øst	1.9	1.9	0.4	—	—	—

Total Norway	516.4	342.5	970.8	506.2	341.7	915.8

International
GoM, Shallow water	11.0	1.7	55.3	0.7	0.1	3.0
Girassol/Jasmim/ Dalia	10.7	10.7	—	20.0	20.0	—
Hibernia	8.9	8.9	—	9.9	9.9	—
Terra Nova	5.6	5.6	—	14.9	14.9	—
Kharyaga	5.3	5.3	—	6.4	6.4	—
Frontrunner	4.0	3.7	1.8	0.1	0.1	—
Lorien	3.7	3.0	4.2	—	—	—
Murzuq	3.4	3.4	—	3.0	3.0	—
Mabruk	2.3	2.3	—	2.1	2.1	—
GoM, other deepwater fields(8)	1.3	0.2	6.5	—	—	—

Total International	56.2	44.8	67.8	57.1	56.6	3.0

Total	572.6	387.3	1,038.6	563.3	398.2	918.8

(1)	Includes crude oil and NGL/condensate.

(2)	Includes Oseberg, Oseberg Vest, Oseberg Sør and Oseberg Øst fields.

(3)	Includes Snorre, Tordis, Vigdis, Statfjord Øst and Sygna fields.

(4)	Includes Sleipner Vest, Sleipner Øst, Gungne and Sigyn fields.

(5)	Includes Ekofisk, Eldfisk, Embla and Tor fields.

(6)	Includes Gullfaks, Gullfaks Sør and Gimle fields.

(7)	Includes Heimdal, Vale and Skirne fields.

(8)	Includes Constitution, Seventeen hands and Zia fields.

      The table below provides information regarding the total production of oil and gas in 2006, the remaining production period of the producing fields and the license period for such fields.

          2006 Production of Oil and Gas

				Hydro Petroleum’s Share

		Hydro	Total	Oil/NGL	Gas	Gas
		Petroleum’s	mill.	mill.	bill.	bill.	Remaining	License
Field	Operator	%-interest	boe	boe	scf	Sm [3]	Prod. Period	Period

Oseberg fields	Hydro Petroleum	34.00	34	26	47	1.3	2013-2025	2031
Grane	Hydro Petroleum	38.00	30	30	0	0.0	2022	2030
Troll	Hydro Petroleum/	9.78	26	8	106	3.0	2030	2030
	Statoil
Snorre fields	Statoil	5.98-17.77 (1)	16	15	3	0.1	2009-2022	2015-2024
Åsgard	Statoil	9.61 (2)	12	6	32	0.9	2024	2027
Sleipner fields	Statoil	8.85-10.00	12	3	46	1.3	2009-2016	2014-2018
Ekofisk fields	ConocoPhillips	5.81-6.65	10	8	8	0.2	2018-2028	2028
Kvitebjørn	Statoil	15.00	9	3	30	0.8	2019	2031
Gullfaks fields	Statoil	9.00-17.90	9	6	13	0.4	2016	2016
Tune	Hydro Petroleum	40.00	7	1	34	1.0	2007	2032
Kristin	Statoil	14.00	6	4	12	0.4	2021	2027-2033
Norne/ Urd	Statoil	8.10-13.5	4	4	2	0.0	2016	2026
Visund	Statoil	20.30	3	2	7	0.2	2023	2023
Fram	Hydro Petroleum	25.00	2	2	0	0.0	2016	2024
Mikkel	Statoil	10.00	2	1	6	0.2	2022	2020-2022
Heimdal fields	Hydro Petroleum/	10.00-28.85	2	1	7	0.2	2009-2011	2021-2025
	Total
Njord	Hydro Petroleum	20.00	2	2	0	00	2012	2021-2023
Brage	Hydro Petroleum	20.00	2	2	1	0.0	2008	2015-2017
Ringhorne Øst	ExxonMobil	11.70	1	1	0	0.0	2021	2030

Total Norway			189	125	354	10.0
GoM, Shallow water	—	—	4	1	20	0.6	2007-2017
Girassol/ Jasmim/ Dalia	Total(3)	10.00	4	4	0	0.0	2016-2022	2019-2024
Hibernia	HMDC(4)	5.00	3	3	0	0.0	2026	2085

				Hydro Petroleum’s Share

		Hydro	Total	Oil/NGL	Gas	Gas
		Petroleum’s	mill.	mill.	bill.	bill.	Remaining	License
Field	Operator	%-interest	boe	boe	scf	Sm [3]	Prod. Period	Period

Terra Nova	Petro-Canada	15.00	2	2	0	0.0	2017	2093
Kharyaga	Total	40.00	2	2	0	0.0	2031	2031
Frontrunner	Murphy Oil	25.00	1	1	1	0.0	2017
Lorien	Noble Energy	30.00	1	1	2	0.0	2008
Murzuq	Repsol	8.00	1	1	0	0.0	2028	2028
Mabruk	Total	25.00	1	1	0	0.0	2028	2028
GoM, other deepwater fields(5)			1	0	2	0.1	2012-2017

Total International			20	16	25	0.7

Total			209	141	379	10.7

(1)	A re-determination of the Snorre Unit equity shares led to an increase of Hydro Petroleum’s share from 17.65 per cent to 17.77 per cent, effective from May 1, 2006.

(2)	A re-determination of the Asgard Unit equity shares led to an increase of Hydro Petroleum’s share from 9.60 per cent to 9.61 per cent, effective from August 1, 2006.

(3)	Several operators including Hydro Petroleum

(4)	HMDC: Hibernia Management Development Company

(5)	Several operators

Fields — NCS fields under development

      Vega/ Vega Sør. This field comprises three separate gas-condensate accumulations formerly called Camilla, Belinda and Fram B located in the Sogn area 10-30 km N-NW of the Fram fields. A joint plan for development and operation, or PDO, for Vega and Vega Sør was submitted to the authorities in December 2006. Hydro Petroleum is operator and has a 40 per cent share of Vega and a 25 per cent share of Vega Sør. The three structures will be developed with one sub-sea template and two production wells each. The three templates will be tied in to the Gjøa platform through a sub-sea flowline. Gas will be transported to the UK and condensate to Mongstad in Norway according to the PDO. Production is scheduled to start in October 2010.

      Ormen Lange. Hydro Petroleum is the operator during the development phase of the Ormen Lange gas field. Ormen Lange is situated in water depths of 850 to 1,100 meters in the Norwegian Sea, 100 km off the northwest coast of Norway. Based on seismic and other data, Ormen Lange is expected to be the second-largest gas field on the NCS when it comes on stream, and the largest field presently under development in Norway. The field is being developed as a sub-sea installation linked to the Nyhamna onshore processing plant not far from the city of Molde in Norway. Production is scheduled to commence during 2007. The operatorship will be transferred to Shell when the facilities are confirmed as completed and stable production is established. The related Langeled gas pipeline will transport gas from Ormen Lange approximately 1,200 kilometers to the UK. The southern leg of Langeled is currently transporting gas from Sleipner in the North Sea to Easington UK. See “Transportation of oil and gas”.

      Vilje. The Vilje oil field will be developed as a 2-well sub-sea tie-back to the Alvheim floating production, storage and offloading unit, or FPSO, situated 18 km away. Two sub-sea single structures were installed on the field in 2006. The drilling of the production wells and start of production from the Vilje field is planned to commence during 2007.

      Alve. This is a small gas field situated in the Norwegian Sea south west of Norne. The field will be initially developed with one sub-sea well. The gas and condensate will be processed through the Norne production ship and the gas exported through the Åsgard Transport pipeline to Kårstø. A PDO was prepared in the fourth quarter of 2006 and approved by the Norwegian authorities on March 16, 2007. Production is expected to start at the end of 2008.

      Tyrihans. The Tyrihans field is situated in the Norwegian Sea approximately 40 km east of Kristin. The field will be developed with sub-sea wells. The oil and gas will be processed and exported through the Kristin platform. Injection gas for pressure support will be provided from Åsgard. The PDO was submitted for approval in July 2005, and was approved in February 2006 including an extension of the license period until 2029. Production is planned to start in 2009.

      Volve. This is an oil discovery recently carved out as separate license, PL 046BS, from license PL 046, Sleipner Øst Field. The development is ongoing, based on a lease concept including a jack-up rig with a Floating Storage Unit. Three production wells, three water injection wells and two water production wells are planned. The gas produced on Volve will be exported to Sleipner A for processing and export. Production is expected to start in the second quarter of 2007.

Fields — NCS fields in operation

      Only the main producing fields and fields where there have been specific developments in 2006 are described below.

      Oseberg Area Unit. The Oseberg Area Unit includes the main Oseberg field, the Field Center installations and the Oseberg C production platform, and the two satellite fields, Oseberg Øst (East) and Oseberg Sør (South). Oil and gas from the satellites are piped to the Oseberg Field Center for processing and transportation. Oil production from the Oseberg Field Center and the Oseberg C platform are currently in the decline phase. The Oseberg Vestflanken (West flank), which is developed with a separate sub-sea installation, started production in February 2006.

      In 2004, partners in the Oseberg Area Unit and the Norwegian authorities approved a plan for upgrading the Oseberg Øst platform to achieve a profitable solution for further drilling and well activities, and the drilling of seven new wells. Production from the new wells is planned to commence late in 2007.

      In 2005, partners in the Oseberg Area Unit and the Norwegian authorities approved a plan for development and operation of the Oseberg Delta structure. Oseberg Delta is being developed by a sub-sea installation tied into the Oseberg Field Center platforms. Production from Oseberg Delta is planned to commence in early 2008.

      Tune Sør. The first phase of the Tune gas and condensate field is producing with a sub-sea satellite to Oseberg. Tune Sør is currently being developed as a single well satellite.

      Troll Field. The Troll field is the largest gas field on the NCS and a major oil field. A staged development has taken place with Phase 1 covering gas reserves in Troll East and Phase 2 focusing on the oil reserves in Troll West. The gas development consists of a platform, Troll A, linked to the Kollsnes gas terminal. The oil development consists of two floating production units, Troll B and C, linked by two oil pipelines to the Mongstad terminal and two gas pipelines connected to the Troll A gas platform.

      Through the ongoing Troll Future Development project, or TFD, the Troll license holders are evaluating the future production strategy for the Troll Field.

      During 2006, different development concepts were evaluated by the integrated Hydro Petroleum/ Statoil/ Gassco project-team. The project team expects to select a final concept during first half of 2007.

      The final delivery from the TFD project will be a PDO, which is expected to be issued to the Norwegian Authorities at the end of 2007.

      Fram Field. The first phase of the field, Fram Vest, is developed by a sub-sea installation linked to the Troll C platform for processing. Production started in 2003. The gas is being used for re-injection for a period of approximately six years to facilitate oil recovery. After this period, gas will be transported to the Kollsnes gas terminal. The second phase of the Fram field, Fram Øst, is planned to include five horizontal oil production wells and two multilateral (branched) water injection wells, drilled from two 4-slot sub-sea templates. The Fram Øst PDO was approved by the Norwegian Authorities in April 2005. The production from one Fram Øst well was successfully started on October 30, 2006. The drilling of remaining production wells and production from new wells is expected to commence in 2007. The drilling program on Fram Øst includes appraisal aspects, which could lead to a third phase of Fram field development in the future. Facilities designed for Fram Øst incorporate flexibility to add two more sub-sea templates.

      Grane Field. The Grane oil field is developed with an integrated production and drilling platform. Gas injected into the field to maintain pressure is imported through a 50 km pipeline from the Heimdal Gas Center to ensure optimum production of oil. The Grane field contains heavier oil than what is normally found on the NCS.

      Ekofisk Fields. Ekofisk is the oldest operating field complex within Hydro Petroleum’s portfolio. The Ekofisk Area Growth project is ongoing, including several sub-projects such as Eldfisk II, Ekofisk South and a new accommodation platform for the Ekofisk Centre. Alternatives for improved resource management of the Ekofisk, Eldfisk and Tor fields are being evaluated.

      Gullfaks Fields. The main Gullfaks field consists of three integrated platforms. The satellite fields, Gullfaks Vest, Gullveig, Skinfaks/ Rimfaks and Gullfaks Sør, are linked to the main field. The Gulltopp satellite is under development with one long-reach well and is expected to start production late in 2007. Production from the Skinfaks/ Rimfaks IOR project has started in January from Rimfaks and is planned to start from Skinfaks in the second half of 2007. The development solution for Skinfaks is based on a sub-sea production system tied back to the Gullfaks C platform. A study to increase recovery and lifetime for the fields has been initiated.

      Gimle Field. This field is located between the Gullfaks and Visund fields. The unitized field, where Hydro Petroleum holds a 17.9 per cent share, started regular production in May 2006. The field is producing through one well drilled from Gullfaks C. An injector is scheduled to be drilled in 2007 and drilling of a production well is expected to start late in 2007.

      Åsgard Field. The Åsgard Unit covers the three fields: Midgard, Smørbukk and Smørbukk Sør. The field has been developed with a production ship, Åsgard A, for oil and condensate production and a floating production platform, Åsgard B, for condensate and gas production and a storage vessel, Åsgard C.

      Sleipner Fields. The Sleipner fields include Sleipner Øst, Sleipner Vest and the satellite fields Gungne and Sigyn. Sleipner Øst, Gungne and Sigyn are produced through the Sleipner A platform, while Sleipner Vest is produced through the Sleipner B wellhead platform and the Sleipner T gas treatment facility.

      Kvitebjørn Field. The field has been developed with a fixed production platform. Production was reduced late in December 2006 due to restrictions on drilling in the high temperature and high pressure reservoir. Plateau production will be reached again when the drilling campaign has been completed.

      Snorre Fields. The Snorre fields include the Snorre, Tordis, Vigdis, Statfjord Øst and Sygna fields. Given the significant upside potential in the area, several projects for IOR have been initiated. Phase two of the Vigdis extension project is an important IOR initiative for the field. Production from one producer and one injector is expected late in 2007. The Tordis IOR project, which comprises the first full scale sub-sea separation and boosting station of its kind, is expected to be installed during the second half of 2007. Production from the installation is expected to start in late 2007.

      Visund Field. The Visund field is developed with a floating production unit. Oil is stored in and shipped from Gullfaks A. Gas export from Visund started in October 2005. A gas export pipeline is connected to the Kvitebjørn gas pipeline for transport to the Kollsnes terminal. The production from the field was halted from January to May 2006 due to a severe gas leakage incident.

      Njord Field. The Njord installation consists of a floating production unit, Njord A, combined with a tanker, Njord Bravo, for storage and loading of oil. Gas produced is re-injected into the field to maintain reservoir pressure. In January 2005, the PDO for gas export from the Njord field was approved. Gas exports are planned to commence late in 2007. The gas will be exported through the Åsgard gas transportation system to Kårstø. In September 2006, the twelve-inch gas export pipeline from Njord to the Åsgard pipeline was successfully installed at the field.

      Norne Field. The Norne installation consists of a combined production and storage vessel with gas handling facilities and a gas transportation pipeline. In November 2005, Urd, also known as Norne satellites, started production. The field is developed with sub-sea wells tied back to the Norne vessel.

      Kristin Field. The Kristin oil and gas field has been developed with sub-sea production facilities tied back to a semi-submersible production platform. Gas is exported through the Åsgard transport pipeline while condensate is loaded offshore from Åsgard C.

      Ringhorne Øst Field. The Ringhorne Øst field is located within PL 027 and PL 169 in the North Sea. The unitized field started production in March 2006. Three production wells have been drilled from the Ringhorne facility. Oil is transported via Ringhorne to Balder for offshore loading. Gas is exported via Jotun into Statpipe. A fourth production well is planned.

Fields — International fields under development

      Rosa. The Rosa field is located in Block 17 in Angola. The operator, Total, will develop Rosa as a tie-back to the Girassol FPSO. Hydro Petroleum expects the field to commence production in the first half of 2007.

      Gimboa. The Gimboa field, which is located on block 4 offshore Angola, was sanctioned in November 2006. The field will be a sub-sea development with a tie-in with a leased FPSO. Production is expected to start in 2008.

      Eastern Gulf. The deepwater natural gas discoveries comprised of the Spiderman, San Jacinto and Q fields, position Hydro Petroleum as a key player in the development of the Eastern GoM. These natural gas fields are being developed via sub-sea tieback to the Independence Hub, a floating production facility to be installed in 2007 on Mississippi Canyon Block 920. The Independence Hub is being constructed and is owned by third parties and is expected to be capable of processing 1 billion cubic feet of natural gas per day. Hydro Petroleum owns 12.7 per cent of the capacity. First production from the Eastern Gulf is anticipated in 2007. The fields in the Eastern Gulf are expected to reach peak production in 2009. The Hydro Petroleum operated Q field is expected to contribute 3,200 boe per day of equity production at peak.

      Thunder Hawk. The Thunder Hawk field is located at Mississippi Canyon 734 in the GoM. The Thunder Hawk field will be developed with a four well sub-sea tieback to a leased semi-submersible production facility operated by Murphy Exploration & Production Company. Production start-up is anticipated in 2009, and Hydro Petroleum expects to reach peak production of 7,600 boe per day in 2010.

Fields — International fields in operation

      Angola. Hydro Petroleum’s main asset is its 10 per cent interest (PSA) in the deepwater offshore Block 17. Block 17 includes the producing Girassol, Jasmim and Dalia fields. The Girassol installation consists of a production and storage-offloading vessel. The Jasmim field is a sub-sea satellite connected to the Girassol FPSO. The Dalia installation consists of a production and storage-offloading vessel.

      Canada. The Hibernia and Terra Nova fields are located in the Grand Banks area off the east coast of Newfoundland. The Hibernia field development is a gravity base structure and the Terra Nova field is developed as a FPSO. An extensive overhaul on the vessel was carried out from June to November 2006.

      Libya. The onshore Mabruk West field is situated in the north of Libya. The Libyan authorities approved a field development plan, or FDP, for Mabruk Phase IV, Mabruk Central and East, in July 2004. The development includes construction of new facilities and drilling of additional development wells in East and West Mabruk. The start-up of the new facilities is planned in May 2007.

      Production from the NC 186 A-field in the Murzuq basin started in October 2003, the NC 186 D-field in June 2004, the NC 186 B-field in October 2006 and the NC 186-H-field in December 2006. The 186 A-, B-, D- and H-fields are being developed with one common processing facility. Oil from these fields is transported from the NC 186 gas oil separation plant and blended with oil from NC 115 and then transported by pipeline to the As Zawiyah terminal west of Tripoli. A FDP for the NC 186/115 I/R field was sent to the Libyan authorities in

September 2006 and is awaiting approval. The I/R field will be developed with a new Gas Oil Separation Plant in NC 186.

      Russia. The Kharyaga field is located in the Timan Pechora basin in northwest Russia. Production commenced in October 1999 under the PSA entered into with the Russian authorities. Production from phase 2 of the project has been gradually phased in since May 2003. Gross production increased slightly in 2006, compared with the previous year, although average production from Kharyaga was below design capacity during the first half of 2006 due to a shortage of transportation capacity. In the second half of 2006, after the de-bottlenecking of the Transneft pipeline, the export allocation was increased significantly. However, as a result of the PSA Hydro Petroleum’s net production share was slightly reduced in 2006 compared to 2005. A third development phase is being considered and is expected to be sanctioned in 2007.

      Gulf of Mexico. Hydro Petroleum produces oil and gas from 38 blocks on the GoM shelf. Most of this production is natural gas. Generally, Hydro Petroleum’s producing properties on the shelf have high initial production rates followed by steep declines. As a result, it must continually drill for and develop new oil and gas reserves on the shelf in order to replace those being depleted by production. Of the 38 producing fields on the GoM shelf, some are producing above and some below expectations.

      Hydro Petroleum produces oil and gas from several deepwater fields in the GoM. Lorien, where it owns a 30 per cent working interest, is located in Green Canyon 199 and commenced production during 2006.

      Hydro Petroleum also owns a 25 per cent working interest in the deepwater Front Runner field, which is located in Green Canyon 338/339/382 and was the largest producing field in its GoM portfolio in 2006. The field began production in December 2004. At the end of 2006, four of the eight wells were producing while the remaining wells were shut down. Production from Front Runner amounted to 18,771 boe per day for 2006 (Hydro Petroleum’s share 4,106 boe per day) compared with 27,530 boe per day in 2005 (Hydro Petroleum’s share 6,022 boe per day).

      It acquired its interest in the Front Runner field as part of the Spinnaker acquisition in 2005. Due to production shortfalls Hydro Petroleum announced an extensive review of the field to determine if the recoverable resources estimated at the time of the acquisition could be produced from the field’s reservoirs. Its review concluded that the geology of Front Runner is more complex and the reservoir communication weaker than expected at the time of acquisition. As a result, expected recoverable reserves from Front Runner have been reduced by 56 per cent due to lower expected volumes of oil in place and reduced expected recovery rates, and Hydro Petroleum has written down the value of the field assets in the fourth quarter of 2006. It has also written down the value of nine other fields in the portfolio on the shelf. See “Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations” for a further discussion of the impairment write-down relating to Front Runner and other GoM shelf producing fields in 2006.

Transportation of oil and gas

      Norway. All the main gas pipelines and terminals in Norway are owned and operated by a joint venture called Gassled. The information in the following table reflects Hydro Petroleum’s interest in the major pipelines for the transportation of oil and gas from the NCS and in the corresponding land terminals as of December 31, 2006.

      Gassled, the natural gas transportation infrastructure joint venture on the NCS, has been in operation since January 1, 2003. The NCS natural gas pipelines and associated terminals had previously been organized as several different joint ventures owned by oil companies and the Norwegian State. Gassled consists of the following systems: Europipe, Europipe II, Norpipe gas pipeline, Zeepipe, Franpipe, Vesterled, Statpipe, Oseberg Gas Transport, Åsgard Transport and the Kårstø terminal. The Kollsnes gas terminal was included in Gassled from February 1, 2004 and the Langeled pipeline was included from September 1, 2006. Langeled is the world’s longest sub-sea export pipeline, running approximately 1,200 kilometers from the west coast of Norway via Sleipner in the North Sea to Easington in UK. At the end of 2006, Hydro Petroleum held a direct ownership interest of 11.62 per cent in Gassled, compared with 11.186 per cent at the end of 2005. In accordance with the redistribution of ownership interests agreed as part of the establishment of Gassled, Hydro Petroleum’s participation in capacity expansions such as Langeled initially will result in moderate increases in its ownership interest before it is reduced to about 10 per cent in 2011.

      The Sture terminal outside Bergen receives crude oil and condensate from the Oseberg fields, Tune, Brage, Veslefrikk and Huldra through the Oseberg Transport System, or OTS, and since 2003, from the Grane field through the Grane Oil Pipeline. The Sture terminal includes facilities for further processing of crude oil and for production of LPG, a mix of propane and butane gases. The terminal has the same ownership structure as OTS, excluding the LPG facilities that are owned 100 per cent by Hydro Petroleum and the export facilities for NGL that are owned by Vestprosess DA, in which Hydro Petroleum has an equity share of 17 per cent.

      International. Crude oil from the Hibernia and Terra Nova fields in Canada is transported from the fields either directly to market or to a terminal located at Whiffen Head, Newfoundland in dedicated offshore loading tankers. Hydro Petroleum has an ownership interest in two of the tankers of 14.9 per cent and 12.7 per cent, respectively, and a 5 per cent interest in the terminal. In addition, it has long-term contracts for use of storage capacity at the terminal.

      Hydro Petroleum owns 7.7 per cent in the Norddeutsche Erdgas Transversale, Netra gas pipeline. Netra is 341 kilometers long and transports gas from the Europipe Receiving Facilities in Dornum to Salzwedel in eastern Germany. It also owns 3.6 per cent in the Etzel gas storage facility in Northern Germany, which is partly used for commercial purposes and partly as storage for gas from Hydro Petroleum’s production on the NCS.

Oil trading

      Trading activities include the sale of Hydro Petroleum’s crude oil and NGL production. Oil & Energy also supplies NGL feedstock to its petrochemical plants, as well as the former Hydro Agri, now Yara, fertilizer plants. Following the demerger of Agri, Hydro Petroleum has continued to supply the Yara fertilizer plants under arm’s-length agreements.

      The tables below reflect the volumes of Hydro Petroleum’s sales and refining activities, respectively, in the last three years.

Sales	2006	2005	2004

	(In thousands of tonnes)
Crude oil/ NGL	16,943	17,877	20,096

Natural gas activities

      The table below reflects Hydro Petroleum’s equity gas production and downstream non-equity gas sales and sourcing in the last three years.

Gas Production (in bcm)	2006	2005	2004

Equity natural gas production	10.7	9.4	8.8
Sales of non-equity gas	3.1	4.1	3.9

      In 2006, Hydro Petroleum’s equity natural gas production from the NCS and the GoM amounted to 10.7 bcm, an increase of approximately 14 per cent compared to the previous year.

      In addition to Hydro Petroleum’s equity gas, it supplied 4.0 bcm in the downstream market during 2006, including 1.6 bcm supplied to the Norwegian-based fertilizer producer Yara, in the Netherlands.

      Approximately 70 percent of the natural gas produced from fields in which it has an equity interest is sold under long-term contracts. Pricing under long-term contracts is generally based on a price formula whereby the natural gas price is indexed to oil product prices in the end-user market, mainly gas oil and low sulfur fuel oil. These contracts typically have provisions for price reviews based on changes in certain market conditions.

      In the UK, gas prices decreased substantially in 2006 compared to 2005. Hydro PetroleumWingas, the marketing joint venture between Hydro Petroleum and Wingas, was active in the market during 2006, offering flexible products to industrial customers. Wholesalers continue to be interested in larger gas volumes in the medium and longer term.

      In the last several years Hydro Petroleum has made substantial investments in natural gas export capacity from the Oseberg and Troll fields, together comprising a major portion of its proved reserves of natural gas. This capacity should enable it to increase exports of gas significantly in the coming years as reservoir conditions allow higher natural gas production. The start-up of the Ormen Lange gas field is planned to take place during 2007 and is expected to further increase its gas production and the related Langeled transportation system is expected to enhance its transportation flexibility on the NCS.

      Hydro Petroleum is a 50 per cent owner of the company Naturkraft AS. A final decision to build a new gas-fired power plant at Karstø in Norway was taken in the summer of 2005. The power plant is planned to be in operation during the second half of 2007. Hydro Petroleum’s share of the expected annual production of the plant is roughly 1.5 TWh.

Oil Marketing activities

      Hydro Petroleum’s Oil Marketing segment markets and sells refined petroleum products, gasoline, diesel and heating oil, and electricity to customers in Sweden and the Baltic countries. As of the end of 2006, Hydro Petroleum owned 100 per cent of its oil marketing unit in Sweden. Hydro Petroleum’s 50 per cent stake in Hydro Texaco, an oil marketing company with retail outlets in Norway, Denmark and the Baltic countries, was sold to the Reitan Group effective October 1, 2006. Hydro Petroleum markets a range of complementary energy products in addition to refined petroleum products, such as electricity, natural gas, and bio-energy for heating purposes, as well as convenience store goods.

      At the end of 2006, Hydro Petroleum’s retail network in Sweden comprised 495 gasoline stations and 150 Hydro Diesel service stations. It operates both Hydro and the Uno-X branded stations in the Swedish gasoline market. Approximately 50 per cent of the station network is Hydro-branded.

      Hydro Petroleum has a strong brand and market position in the most profitable segments of the industrial and residential heating oil markets. Its large customer base offers a platform for the sale of electricity to residential and industrial customers. Also, Hydro Petroleum’s customer bases provide potential for cross-sales. Sales of electricity have, to date, been relatively modest compared to Hydro Petroleum’s sale of gasoline and gasoil, but are growing.

Volumes (thousands of m3)	2006(1)	2005	2004

Gasoline	1,167	1,471	1,487
Gasoil	1,883	2,541	2,266

(1)	Volumes from Hydro Texaco is 100 per cent of sales in 9 months

      In 2006, Hydro Petroleum’s market share in the Swedish gasoline market decreased by 0.4 per cent to 9.3 per cent as a result of its exit from sales to Volvo. In 2006, the consumption of heating oil in the Swedish market decreased by 13.3 per cent, while Hydro Petroleum’s decline was 10.4 per cent. The heating oil market is exposed to alternative energy sources such as electricity, pellet and heat exchanger. Hydro Petroleum’s share of the Swedish gasoil market was 15 per cent at December 31, 2006.

Research & Development

      Hydro Petroleum’s oil and energy operations, which run research centers in Porsgrunn and Bergen, Norway, expended NOK 212 million on research and development in 2006. Hydro Petroleum’s oil and gas research is concentrated on six main programs: breakthrough exploration, increased recovery, field development, operations in arctic areas, CO2 handling and new energy. In addition, a basic program helps secure and renew strategically important competence for Hydro Petroleum like health, safety and environment (HSE) and material technology.

Legal Proceedings

      Hydro Petroleum is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro Petroleum is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

      As operator on the Norwegian Continental Shelf, Hydro Petroleum charges its partners for pension costs. Since January 1, 2001, pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro Petroleum made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro Petroleum is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro Petroleum has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to January 1, 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro Petroleum.

      Hydro Petroleum has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

Material Contracts

      Hydro Petroleum has not entered into any material contracts other than in the ordinary course of business in the past two years.

Recent Developments

      On April 30, Norsk Hydro announced that it has agreed to sell its 50 per cent share in HydroWingas to the company’s other shareholder, Wingas. HydroWingas is a gas marketer focusing on sales of gas to the industrial market segment in the UK. The transaction requires approval from the European Commission. Norsk Hydro’s interest in HydroWingas is part of Hydro Petroleum. Hydro Petroleum will continue to sell natural gas on the UK gas exchange, the National Balancing Point (NBP), and directly to major participants in the UK gas market.

HYDRO PETROLEUM

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following management’s discussion and analysis should be read in conjunction with the carve-out combined financial statements of Hydro Petroleum included in this circular/prospectus. The carve-out combined financial statements and the financial information discussed below have been prepared in accordance with U.S. GAAP. For detailed basis of preparation see Note 1 to the Carve-Out Combined Financial Statements. The carve-out combined financial statements of Hydro Petroleum reflect, for the periods indicated, the results of operations and cash flows of the petroleum activities and certain other energy operations of Norsk Hydro which will be transferred to Statoil upon completion of the merger. The carve-out combined financial statements assume that Hydro Petroleum, for the periods described, had existed as a separate legal entity. The carve-out combined financial statements have been carved out from the consolidated financial statements of Norsk Hydro using the historical results of operations and assets and liabilities of Norsk Hydro’s petroleum activities and certain other energy operations of Norsk Hydro. They do not necessarily reflect the accounting policies which Hydro Petroleum might have adopted had it been an independent company. In addition, some costs have been reflected in the carve-out combined financial statements which are not necessarily indicative of the costs that Hydro Petroleum would have incurred had it operated as an independent, standalone entity for all periods presented. These costs include allocated corporate costs, interest expense and income taxes.

Overview

      Hydro Petroleum believes that the need to discover significant new oil and gas resources continues to be the most important issue facing the oil and gas industry. In 2006, Hydro Petroleum completed 51 wells with a success rate of 50 per cent of commercial discoveries. It drilled 13 wells on the NCS achieving six discoveries. Outside Norway it discovered hydrocarbons in 20 of the 38 wells that were drilled during 2006. At the end of 2006, five wells were in the process of being drilled. Four of the wells were completed in January 2007 and proved dry. Hydro Petroleum intends to continue its high exploration level in 2007 with plans for drilling 60 wells. Its international drilling activity will be concentrated in Libya, the Gulf of Mexico and Angola.

      Increased oil recovery and selective acquisitions are also key elements in its strategy to replace reserves. Hydro Petroleum is focusing on improved oil recovery from existing fields in addition to finding viable solutions for developing smaller fields and making optimal use of present infrastructure. Outside of Norway, Hydro Petroleum increased its international resource portfolio through the acquisition of 50 per cent of the Peregrino field (formerly Chinook) located offshore Brazil.

      In 2006, Hydro Petroleum opened the southern leg of Langeled gas pipeline. This was a major milestone for the Ormen Lange/ Langeled project. Ormen Lange/ Langeled, which is expected to begin producing gas during 2007, will secure an important new strategic position in the European gas market. Hydro Petroleum’s expanded pipeline infrastructure should enable a sustainable delivery of its gas reserves to the UK and continental Europe and enable us to position its gas in these relatively high priced markets.

      Hydro Petroleum is currently [active] in 7 of the top 21 oil producing countries globally, but more than 90 per cent of its production is currently in OECD countries. As fields mature in more developed regions, reserve replacement opportunities are increasingly concentrated in areas characterized by emerging and transitioning markets. As a result, Hydro Petroleum is maneuvering in an increasingly complex and difficult landscape. It has been involved with the giant Shtokman gas field project located in the Barents sea since 1989. In 2005, it was short-listed as a possible partner for the development of the field. In October 2006, however, Gazprom publicly communicated that it would develop the field without awarding international oil and gas companies ownership interests in the field.

      A substantial increase in exploration and development activities for the industry as a whole is driving a higher demand for drilling rig capacity and other services leading to increased costs. Hydro Petroleum has secured rig capacity on the NCS for its planned drilling activity through 2009. It has also secured rig capacity in the GoM through 2013.

      Hydro Petroleum produced an average of 573,000 boe per day during 2006. Its original target was 615,000 boe per day. About half of the shortfall related to production interruptions on partner operated fields on the NCS. Lower than expected production from fields in its international portfolio, mainly relating to the Terra Nova field in Canada and fields in the GoM, also contributed to the shortfall. Hydro Petroleum has targeted production of 605,000 boe per day for 2007. Hydro Petroleum believes that its strong operational focus on Hydro Petroleum operated fields and proactive follow-up of partner operated fields should enable it to meet this target. Ormen Lange is expected to contribute substantially to its production capacity. In Canada, Terra Nova has been upgraded to ensure higher up-time.

      In October 2006, Hydro Petroleum announced an extensive review of the Front Runner field, in its GoM portfolio, based on a weaker than expected production performance. The review was completed in the fourth quarter and concluded that the reserves were lower than previously estimated. As a result, Hydro Petroleum wrote down the Front Runner field, and nine other GoM shelf assets, by a total amount of USD 836 million (NOK 5,240 million) before tax. The write-down relating to Front Runner amounted to USD 710 million, of which USD 58 million related to in-field prospect areas and was charged to exploration costs. The remaining amount of USD 652 million was charged to depreciation expense. The USD 126 million write-down relating to the nine other shelf assets was also charged to depreciation expense. Its proved reserves in the GoM were reduced by approximately 7.6 million boe for the year, which represents less than 0.4 per cent of its total proved reserves as of December 31, 2006. See “Hydro Petroleum — Operating Information — Fields — International fields in operation” for further information on Front Runner.

      Hydro Petroleum has a strong gas infrastructure position in northwestern Europe, which is well-linked with our upstream position. The ongoing liberalization process of the European gas market is leading to a more liquid market with contract prices influenced by short-term gas market developments. Liquidity within the UK market has increased, and the UK is considered a well-functioning short-term market. While there is less liquidity on the European continent, it is increasing at several hubs. Hydro Petroleum intends to combine our role as a natural gas producer with that of a wholesaler and trader to increase our share in the European gas market.

      Climate change and security of supply are the main drivers for its new energy business activities. Market demand and government incentives are expected to result in fast growing markets for new energy solutions.

      During the year, Hydro Petroleum divested its gasoline retail business Hydro Texaco (Hydro Petroleum’s share is 50 per cent) located in Norway and Denmark.

     Operating income

Operating income (loss) — Oil & Energy

	2006	2005	2004

	NOK million
Exploration and Production	41,352	40,600	28,366
Energy and Oil Marketing	2,393	2,452	1,909
Eliminations and other	673	(1,238)	(497)

Total	44,417	41,814	29,778

      Operating income increased by 6 per cent to NOK 44,417 million in 2006 mainly due to higher oil and gas prices. However, results for the year were heavily impacted by an impairment write-down of the Front Runner and nine shelf fields in the GoM, amounting to USD 836 million (NOK 5,240 million) before tax. Operating income increased 40 per cent during 2005 compared to 2004 primarily driven by higher prices for oil and gas.

      Hydro Petroleum realized average oil prices of USD 63.10 in 2006, up 19 per cent from 2005. In 2005, average realized oil price increased 42 per cent in U.S. dollars. Average realized oil price measured in Norwegian kroner increased by 18 per cent in 2006, compared with 2005 and by 36 per cent in 2005, compared with 2004. Average realized gas prices in 2006 were NOK 1.93 per standard cubic meter, up 27 per cent from 2005. The positive development compared to the prior year reflected increased reference prices (oil products) for long-term gas contracts and a strong spot market for gas for most of the year. Realized average gas prices increased approximately 39 per cent during 2005, compared with 2004.

      In 2006, Hydro Petroleum achieved an average daily production of 573,000 boe per day, up approximately 2 per cent, compared with 2005 production. Average production declined by 2 per cent in 2005 from a level of 572,000 boe per day in 2004.

      Average production cost for Exploration and Production was NOK 32.2 per boe in 2006, an increase of 27 per cent compared to NOK 25.3 per boe in 2005. The main reason for the increase was higher field costs, including well maintenance costs and costs related to the Terra Nova shutdown. Gas for injection into the Grane field included in average production costs amounted to NOK 7.9 per boe in 2006, compared to NOK 5.4 per boe in 2005 and NOK 2.8 per boe in 2004.

      Depreciation cost, excluding transportation systems on the NCS, averaged NOK 83 per boe in 2006, increasing from NOK 48 in 2005 and NOK 46 in 2004. Depreciation in 2006 included approximately NOK 7,948 million relating to Hydro Petroleum’s GoM portfolio, including NOK 4,877 million relating to the write-down of the Front Runner field and the other nine shelf assets.

      Exploration activity levels were substantially higher in 2006 than in 2005. Total amounts spent on exploration activity amounted to NOK 5,947 million in 2006, compared to NOK 2,582 million in 2005 and NOK 1,412 million in 2004. About 80 per cent of Hydro Petroleum’s exploration activity in 2006 related to areas outside the NCS, significantly higher than the 66 per cent share in 2005. Exploration costs charged to expense amounted to NOK 4,986 million, up from NOK 1,839 million in 2005. Costs expensed in 2006 included NOK 1,949 million relating to exploration activity in the GoM including USD 58 million (NOK 364 million) related to the write-down of the Front Runner field’s prospects. Costs in 2006 also included NOK 525 million related to the acquisition of seismic data under licenses held by Spinnaker. In addition, costs related to a potential participation on the Shtokman field were expensed during 2006 following Gazprom’s decision to develop the field alone.

      Earnings from non-consolidated investees amounted to NOK 201 million for 2006, compared with NOK 102 million in 2005 and NOK 73 million in 2004. Earnings from non-consolidated investees included Hydro Petroleum’s share of income from Hydro Texaco, Naturkraft and other operations relating to transport and processing of NGL, gas and ethane.

      Net financial income for 2006 amounted to NOK 926 million, including a net foreign currency gain of NOK 862 million. The currency gain was mainly due to a weakening of the U.S. dollar against the NOK resulting in gains on U.S. dollar denominated debt and currency contracts. Net financial expenses for 2005 amounted to NOK 2,073 million, including a net foreign currency loss of NOK 1,812 million. In 2005, the average U.S. dollar rate was lower than in 2004 but ended the year substantially higher than the rate at the end of 2004 resulting in losses on U.S. dollar denominated debt. Net financial expense for 2004 amounted to NOK 716 million including a net currency gain amounting to NOK 909 million. Net financial expense for 2004 also included charges of NOK 709 million relating to the prepayments of bonds denominated in U.S. dollars, Euro and British pounds.

      Other income (net) was NOK 53 million for the year, compared with NOK 66 million and NOK 58 million for 2005 and 2004, respectively. During 2006 Hydro Petroleum divested its gasoline retail business, Hydro Texaco (Hydro share 50 per cent) located in Norway and Denmark. Results for 2006 included a gain of NOK 53 million related to this sale.

      The provision for current and deferred taxes for 2006 amounted to NOK 35,213 million, approximately 77 per cent of income from continuing operations before tax. The provision for current taxes was NOK 39,306 million. The reduction in deferred taxes in 2006 amounted to NOK 4,093 million including a deferred tax effect of NOK 1,834 million from the write-down of Hydro Petroleum’s GoM portfolio. The provision for current and deferred taxes for 2005 amounted to NOK 28,972 million, approximately 73 per cent of income from continuing operations before tax. The provision for current and deferred taxes for 2004 was NOK 20,891 million, approximately 72 per cent of income from continuing operations before tax. The high effective tax rate results from oil and gas activities in Norway, which accounts for a relatively large part of earnings and are charged a marginal tax rate of 78 per cent.

      Outlook. Economic indicators signal continued global growth in 2007, though at a slightly lower rate than experienced in recent years. Economic growth in the United States is expected to slow from the 2006 level. Development in the major Asian economies, including China, is expected to continue in line with 2006 growth rates. The European economy strengthened during 2006 and is expected to remain strong in 2007.

      Oil demand is expected to be relatively strong in 2007, but an anticipated increase in oil production capacity from both non-OPEC and OPEC producers is expected to increase global spare capacity somewhat from 2006 levels.

      Start-up of new gas infrastructure, as well as warmer-than-expected weather, have led to lower European gas prices this winter than during the winter of 2005-2006. British gas production is declining, but comfortable gas-storage levels and new supply sources coming on stream are expected to improve supplies to Europe in 2007. With more normal seasonal temperatures, demand should improve in the winter of 2007-2008. In addition, some of the LNG scheduled for delivery in the European market may be rerouted to either the United States or Asia, which is expected to create a more balanced supply situation than during this winter season.

Operating results

Oil & Energy

	2006	2005	2004

	NOK million
Operating revenues	95,138	80,806	66,238
Operating costs	50,721	38,991	36,459
Operating income	44,417	41,814	29,778
ROACE	16.3%	24.7%	22.2%
Number of employees	4,993	4,292	4,067

Operating statistics

	2006	2005	2004

Oil and gas production (thousands boe/d)	573	563	572
Oil production (thousands boe/d)	387	398	417
Gas production (thousands boe/d)	186	165	155
Realized oil price (USD/bbl)	63.10	53.10	37.30
Realized oil price (NOK/bbl)	404.00	342.20	251.30
Realized average liquids price (USD/bbl)	61.50	52.00	36.90
Realized gas price (NOK/scam)	1.93	1.52	1.09
Exploration expense (NOK million)	4,986	1,839	1,264

Market conditions

Market statistics

	2006	2005	2004

Brent dated oil price (USD/bbl)	65.10	54.50	38.30
WTI oil price (USD/bbl)	66.00	56.60	41.50

      The key drivers for oil prices during 2006 have been a very tight oil market due to geopolitical unrest and strong demand in the U.S. gasoline market. In August 2006, oil prices reached a new nominal price record as a result of geopolitical concerns and the temporary shut down of a major oil field in Alaska. Crude oil prices stabilized during October and November following a considerable downward correction in the middle of the third quarter. Expectations of OPEC production cuts pushed prices higher toward the end of November but prices fell in December due to unusually warm weather.

      Hydro Petroleum realized an average oil price of USD 63.10 in 2006 (due to a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices, its realized oil price was USD 2 less than average Brent dated in 2006), up 19 per cent from 2005. In 2005, its realized average oil price increased by 42 per cent, compared with 2004. Measured in Norwegian kroner, its average oil prices increased by 18 per cent in 2006 and by 36 per cent during 2005. Its realized average liquids prices (oil, NGL and condensate) increased by 18 per cent in 2006 and by 41 per cent during 2005.

      Hydro Petroleum’s average realized gas prices in 2006, which include both long-term contract prices (which represent 70 per cent of the natural gas produced in 2006 from fields in which Hydro Petroleum participates) and spot market prices, were NOK 1.93 per standard cubic meter, up 27 per cent from 2005. The positive development compared to last year reflected increased reference prices (oil products) for long-term gas contracts and a strong spot market for gas for most of 2006. However, spot prices at the National Balancing Point (NBP) in the UK decreased significantly towards the end of 2006. The decline resulted from the opening of the southern leg of the Langeled pipeline from Sleipner Norway to Easington UK and a warm autumn throughout Europe.

      Key development activities. The Ormen Lange and Langeled development continued to be the main project for us in 2006. Ormen Lange is the largest discovered undeveloped gas field on the NCS, at water depths of 850 to 1,100 meters. Hydro Petroleum opened the southern leg of the Langeled gas pipeline during 2006, an important milestone for the project. At the end of December, the project was 91 per cent complete. The project is on schedule and expected to be completed during 2007.

      In August 2006, Hydro Petroleum completed the acquisition of a 50 per cent interest in the BM-C-7 license offshore Brazil, containing the Peregrino (formerly known as Chinook) heavy oil discovery. The purchase price was approximately NOK 2.1 billion. Hydro Petroleum is the operator in the development planning phase of the Peregrino field.

      The development of the Naturkraft gas-fired power plant at Kårstø, located on the west coast of Norway, commenced in 2006. The power plant is planned to be in operation during the fall of 2007. Hydro Petroleum’s share of the expected annual production of the plant is roughly 1,5 TWh. The total investment cost of the project is estimated to be somewhat more than NOK 2 billion.

      In July 2006, Hydro Petroleum announced the sale of its 50 per cent interest in the gasoline retail chain, Hydro Texaco, in Norway and Denmark. The transaction was finalized in October 2006 and resulted in a gain of NOK 53 million.

Exploration and Production

Exploration and Production	2006	2005	2004

	NOK million
Operating revenues	76,948	64,385	49,131
Operating costs	35,597	23,785	20,765
Operating income	41,352	40,600	28,366
Number of employees	3,673	3,002	2,756

Operating revenues

      Operating revenues increased by 20 per cent to NOK 76,948 million in 2006, as a result of production growth combined with a substantial increase in the oil and gas prices during the year. In 2005, operating revenues increased by 31 per cent compared to 2004, mainly driven by higher oil and gas prices.

      Average production increased by approximately 2 per cent, from 563,000 boe per day in 2005 to 573,000 boe per day in 2006. Production for 2006 was negatively impacted by production interruptions on partner operated fields on the NCS as well as lower production from fields in Hydro Petroleum’s international portfolio. The most significant interruption on the NCS was related to the Visund field due to gas leakage in January 2006. In addition to planned maintenance, the Terra Nova field offshore Canada was shut down as a result of a mechanical failure. Production from fields in its GoM portfolio amounted to 20,000 boe per day for 2006, but did not meet expectations. During 2005, average production declined by approximately 2 per cent, from 572,000 boe per day in 2004.

      Oil production was 387,000 boe per day in 2006, a decrease of about 3 per cent compared to 2005. Oil production accounted for approximately 68 per cent of Hydro Petroleum’s total production compared to 71 per cent in 2005 and 73 per cent in 2004.

      Gas production increased to 10.7 billion standard cubic meters in 2006, an increase of approximately 14 per cent, compared with 9.4 billion standard cubic meters in 2005. The increase was mainly due to production from the Kristin field, which came on-stream late in 2005, as well as higher volumes sold to European continental customers. Gas production increased 7 per cent in 2005 from 8.8 billion standard cubic meters in 2004.

Operating costs

      Operating costs increased by 51 per cent to NOK 35,597 million in 2006, compared with 2005. Operating costs increased by 15 per cent in 2005, compared to 2004.

      Hydro Petroleum’s average production cost1 (which is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation) was NOK 32.2 per boe in 2006, an increase of 27 per cent compared to NOK 25.3 per boe in 2005. The main reason for the increase was higher field-costs, including well maintenance costs and costs related to the Terra Nova shutdown. Gas for injection into the Grane field included in average production costs amounted to NOK 7.9 per boe in 2006, compared to NOK 5.4 per boe in 2005 and NOK 2.8 per boe in 2004.

      Depreciation, including write-downs and depreciation of capitalized costs relating to abandonment and well closures, averaged NOK 83 per boe in 2006, increasing from NOK 48 in 2005 and NOK 46 in 2004. Depreciation in 2006 included approximately NOK 7,948 million relating to Hydro Petroleum’s GoM portfolio including NOK 4,087 million relating to the write-down of the Front Runner field.

      Exploration activity levels were substantially higher in 2006 than in 2005. Total amounts spent on exploration activity amounted to NOK 5,947 million in 2006, compared to NOK 2,582 million in 2005 and NOK 1,412 million in 2004. Capitalized exploration well costs amounted to NOK 1,751 million in 2006, compared with NOK 707 million in 2005 and NOK 397 million in 2004. About 80 per cent of Hydro Petroleum’s exploration activity in 2006 related to areas outside the NCS, significantly higher than the 66 per cent share in 2005. Exploration costs expensed in 2006 included NOK 1949 million relating to exploration activity in the GoM including USD 58 million (NOK 364 million) related to the impairment as write-down for the Front Runner field. Costs in 2006 also included NOK 525 million related to the acquisition of seismic data under licenses held by Spinnaker. In addition, costs related to a potential participation on the Shtokman field were expensed during 2006 following Gazprom’s decision to develop the field alone.

      A total of 51 exploration wells, including five extensions of production wells, were completed in 2006 resulting in 26 discoveries. Hydro Petroleum was operator for six of the discoveries. Of the total discoveries, six were made on the NCS, two in Angola, seven in Libya, eight in the GoM, two in Canada and one discovery was made in Iran. At the end of 2006, five wells were in process of being drilled. Four wells proved dry in the beginning of 2007.

Operating income

      Operating income increased slightly to NOK 41,352 million in 2006, mainly due to the higher oil and gas prices. In 2005, operating income increased by 43 per cent compared to 2004 primarily driven by higher prices for oil and gas.

      Operating income for 2006 included unrealized gains of NOK 220 million relating to its Spinnaker hedge program, compared with unrealized losses of NOK 440 million in 2005. Hydro Petroleum has hedged the majority of the oil and gas production from Spinnaker’s portfolio for the period 2006-2008. Under the hedging program, crude oil prices (WTI) have been secured between USD 45 per boe and USD 71.45 per boe using zero cost collar options. Hydro Petroleum has secured the gas price (Henry Hub reference) by purchasing put options for the same period with a strike price of USD 7.5 per mmbtu. These derivatives are included in the balance sheet at fair value, with changes in the fair value recognized in the income statement.

Reserves

      Hydro Petroleum’s proved oil and gas reserves and changes to the reserves for 2006 and the four preceding years are included in the table below.

Reserves in million boe

	2006	2005	2004	2003	2002

Proved reserves at beginning of year	2,046	2,076	2,288	2,225	2,073
New reserves	34	59	23	265	118
Revisions of reserves	45	64	39	(6)	23
Net purchase and sales	—	52	(65)	(2)	186
Production	(209)	(206)	(209)	(194)	(175)

Proved reserves at end of year	1,916	2,046	2,076	2,288	2,225

      Hydro Petroleum’s remaining proved oil and gas reserves were 1,916 million boe at the end of 2006, compared with 2,046 million boe at the end of 2005. Reserve revisions of previous estimates added 45 million boe of proved reserves, while new reserves amounted to 34 million boe, including 17 million boe from the Vega discovery. Production amounted to 209 million boe in 2006. Its proved reserves in the GoM were reduced by approximately 7.6 million boe. Reserve life, defined as the number of years of production from proved reserves at the present production level, was approximately nine years at the end of 2006, comprised of five years for oil and approximately 17 years for gas.

Energy and Oil Marketing

	2006		2005	2004

	NOK million
Operating revenues	74,781	(1)	65,826	53,211
Operating costs	72,389		63,374	51,302
Operating income	2,393		2,452	1,909
Number of employees	454		448	486

(1)	As of April 1, 2006, the presentation of certain internal buy/sell arrangements is presented on a net basis to better represent revenue on transactions within the sub-segments in Oil & Energy.

     Total revenue for first quarter 2006 was reduced by NOK 865 million. 2005 figures have not been netted.

      The business activities of Energy and Oil Marketing consist of the development and operation of Hydro Petroleum’s gas infrastructure as well as margin-based sales and trading activities. As a result, operating revenues and costs in any given year are largely a function of volume traded and the level of prevailing market prices for crude oil, natural gas and electricity.

Operating revenues

      Operating revenues increased by 14 per cent to NOK 74,781 million in 2006 and by 26 per cent from 2004 to 2005. The increase reflects the increased market prices for energy, as well as increased volumes in gas activities.

Operating costs

      Operating costs increased by 14 per cent to NOK 72,389 million in 2006. Operating costs increased about 25 per cent in 2005 compared to 2004. As described above, operating costs are mainly comprised of purchases of crude oil, natural gas and electricity. Operating costs also include process costs relating to the operations of the gas infrastructure and other costs. There were no substantial changes in these costs in 2006 compared to 2005.

Operating income

      Operating income was at approximately the same level in 2006 and 2005. Operating income increased by 28 per cent from 2004 to 2005.

	Year Ended December 31

	2006	2005	2004
Operating income (loss)

	NOK million
Gas transport	1,895	1,764	1,496
Gas trading	814	392	337
Oil trading activities	215	299	188
Oil marketing	(267)	91	104
Other(1)	(264)	(94)	(216)

Total	2,393	2,452	1,909

(1)	Other mainly consists of new energy activities.

      Operating income from gas activities increased by 26 per cent to NOK 2,709 million in 2006. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation increased by 7 per cent during the year, amounting to NOK 1,895 million in 2006, compared with NOK 1,764 million in 2005 and NOK 1,496 million in 2004. The increase in 2006 mainly reflected higher transportation volumes. For 2006, operating income for gas trading amounted to NOK 814 million, compared with NOK 392 million in 2005 and NOK 337 million in 2004. Operating income for gas trading was impacted by marked-to-market valuations on certain gas contracts included in the total gas contracts portfolio. Operating income for 2006 included unrealized gains on gas derivatives of NOK 145 million, compared with unrealized losses of NOK 39 million in 2005 and unrealized gains of NOK 382 million in 2004. Contracts for delivery on the highly liquid UK gas market are accounted for as derivatives and therefore reflected at market values in the balance sheet while many contracts for delivery on the less liquid continental market are not.

      Oil trading activities include crude oil trading, gas liquids trading and shipping. Operating income from oil trading activities decreased 28 per cent to NOK 215 million in 2006 mainly from negative currency effects included in operating margins. Operating income from oil trading activities increased by 59 per cent in 2005 compared to 2004. Hydro Petroleum’s external oil sales are denominated in U.S. dollars while its internal purchases are based on Norwegian kroner. As a result, changes in the USD/NOK currency exchange rates impact the development in its margins.

      Operating income for oil marketing decreased in 2006, compared with 2005, amounting to an operating loss of NOK 267 million. The decline resulted mainly from inventory losses due to falling oil prices and demanding competitive conditions. An accrual for closure costs and impairment losses of NOK 45 million, as well as unrealized losses on market value adjustments relating to electricity contracts amounting to NOK 39 million, negatively impacted results for 2006.

Eliminations O&E

      As part of its downstream activities, Energy and Oil Marketing enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Energy and Oil Marketing recognizes both the internal purchase and the external sales contracts at market value. As a result, Energy and Oil Marketing recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas.

      Exploration and Production regard the supply contracts to Energy and Oil Marketing as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Eliminations of the internal sales and purchase contracts between Energy and Oil Marketing and Exploration and Production resulted in a positive effect on the operating income for Oil & Energy of NOK 1,323 million for 2006 as a result of decreasing forward prices, compared with a negative effect of NOK 719 million in 2005.

Liquidity and Capital Resources

Liquidity

	2006	2005	2004

	NOK million
Cash flow provided by (used for):
Operations	28,888	22,831	21,172
Investments	(17,401)	(28,831)	(9,914)
Financing	(11,525)	6,007	(11,322)
Foreign currency effects in cash	(7)	—	(20)

Increase (decrease) in cash and cash equivalents	(45)	7	(84)

Balance Sheet Data

	As of December 31

NOK million	2006	2005	2004

Cash, cash equivalents and short-term investments	153	203	190
Total assets	128,146	127,596	93,566
Short-term debt	1,146	2,175	1,847
Long-term debt	15,291	16,322	14,487

Deferred tax liabilities	26,341	30,613	26,271

Total shareholder’s equity	33,071	36,399	19,069

Cash flow

      Hydro Petroleum has historically financed its operations primarily through cash generated by operating activities. In 2006, net cash generated by its operations of NOK 28.9 billion was sufficient to fund the net cash used in investing activities of NOK 17.4 billion. Hydro Petroleum used another NOK 11.5 billion in financing activities, mainly for deemed distributions to Norsk Hydro. Hydro Petroleum’s cash balance remained unchanged from the year before.

Operating activities

      In 2006, net cash provided by operating activities amounted to NOK 28.9 billion compared to NOK 22.8 billion in 2005. Positive effects of increased earnings due to sustained high oil and gas prices were offset by higher tax payments.

Investing activities

      In 2006, net cash used in investing activities was NOK 17.4 billion compared to NOK 28.8 billion in 2005. In 2005, purchases of other long-term investments included the acquisition of Spinnaker Exploration Company in an all-cash transaction for USD 2.45 billion, equivalent to NOK 16.5 billion.

Financing activities

      In 2006, NOK 11.5 billion was used in financing activities compared to NOK 6.0 billion provided in 2005. The main component of cash flow used in or provided by financing activities was cash provided by/transferred to Norsk Hydro.

Liquidity

      Hydro Petroleum uses a centralized approach to cash management and the financing of its operations. As a result, its operations have had little funds or external financing. Hydro Petroleum is constantly searching for reserves to replace current and future production. In its opinion, cash from continuing operations, together with the liquid holdings and available credit facilities, will be more than sufficient to allow for the planned capital expenditures, operational requirements, dividends and debt repayments in 2007. The time frame from the development of new sources of production to the ultimate production and sale of the hydrocarbons is approximately four years.

Short and long term borrowing

      At year end 2006, there were no short-term bank loans attributable to the oil and gas activity.

      The oil and gas activities long-term interest-bearing debt at the end of 2006 was NOK 15.3 billion, all as bond debt. The fair value of the long-term bond debt was NOK 17.6 billion. More than 80 per cent of the long-term debt was denominated in U.S. dollars. The weighted average interest rate was approximately 7.15 per cent, and substantially all long-term debt carried fixed interest rates. The average maturity of the outstanding long-term bond debt was approximately 13 years, with approximately 28 per cent of the debt falling due within the next five years and the remainder thereafter.

      Substantially all this indebtedness was indebtedness of Norsk Hydro and will be transferred to the merged company upon completion of the merger. In general, the terms of each of the debt agreements and indentures governing the indebtedness contain cross-default provisions under which a default under any other loan, indebtedness or other obligation for borrowed money on the part of Norsk Hydro would trigger a default under that debt agreement or indenture. The cross-default provisions are generally limited to borrowing obligations of Norsk Hydro or any of its Principal Subsidiaries (defined to mean a company or other entity (i) which is fully consolidated in the consolidated balance sheet of the Company or in which the Company owns more than 50 percent of the issued share capital, (ii) the gross assets of which represent more than 10 percent of the consolidated gross assets of the Company and its subsidiaries (taken as a whole) and (iii) which is incorporated in the Kingdom of Norway, and require that the indebtedness in default under another agreement or indenture be greater than USD 25 million).

      Substantially all of the debt is unsecured. However, the agreements and indentures contain provisions restricting the pledging of assets in Norsk Hydro to secure future borrowings without granting equivalent status to existing lenders. The debt agreements and indentures contain no financial ratio covenants and no provisions connected to Norsk Hydro’s credit rating or value of underlying assets. None of the agreements give the lenders the right to demand repayment prior to its scheduled maturity. However, certain agreements allow for Norsk Hydro’s early redemption or repayment of the indebtedness at certain specified premiums, plus accrued and unpaid interest.

      In connection with the merger, the indentures and other documents governing the terms of the indebtedness described above will be amended to reflect the assumption of the securities by Statoil.

Employee retirement plans

      Hydro Petroleum’s employee retirement plans consist primarily of defined benefit pension plans. As of December 31, 2006, the projected benefit obligation (PBO) associated with its defined benefit plans was NOK 10.6 billion. The fair value of pension plan assets was NOK 6.8 billion, resulting in a net unfunded obligation relating to the plans of NOK 3.8 billion. In addition, termination benefit obligations and other pension obligations amounted to NOK 0.2 billion, resulting in a total net unfunded pension obligation of NOK 4.0 billion.

Hydro Petroleum’s net pension cost for 2006 amounted to NOK 0.9 billion. Cash outflows from operating activities in 2006 regarding pensions amounted to NOK 0.7 billion.

Contractual obligations

      A summary of Hydro Petroleum’s total contractual obligations and commercial commitments to make future payments is presented below.

Contractual Obligations

	Payments Due by Period

		Less
		Than	1-2	3-5
	Total	1 Year	Years	Years	Thereafter

	NOK million
Long-term debt	14,951	—	1,882	2,479	10,591
Interest related to long-term debt	14,900	1,097	2,138	1,860	9,805
Finance lease obligations	357	17	109	79	152
Operating lease obligations	13,394	2,057	5,332	3,093	2,912
Unconditional purchase obligations	46,928	11,965	24,982	6,327	3,654
Contractual commitments for PP&E	15,580	5,995	4,986	1,796	2,804
Other future investments	18	16	3	—	—
Benefit payments unfunded defined benefit plans (1)	255	32	91	132	—
Terminations benefits(1)	344	52	129	163	—
Other long-term liabilities	3,151	862	824	236	1,229

Total contractual cash obligations	109,878	22,093	40,476	16,165	31,147

(1)	Annual payments are expected to continue to increase gradually into the foreseeable future starting after five years in the range of NOK 200 to 300 million. Hydro Petroleum also has other obligations connected with pension plans that are not contractually fixed to timing and amount.

Investments

Investments(1)

NOK million	2006	%	2005	%	2004	%

Exploration and Production	20,742	93	33,852	94	10,610	90
Energy and Oil Marketing	1,521	7	1,929	5	1,157	10
Eliminations and other	62	—	76	—	33	—
Oil & Energy	22,325	100	35,857	100	11,800	100

(1)	Additions to property, plan and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

      The largest investment for Hydro Petroleum’s exploration and production operations in 2006 related to the acquisition of a 50 per cent share in the Peregrino field (formerly known as Chinook) offshore Brazil. Important development projects were the Rosa field in Angola and Ormen Lange. For Hydro Petroleum’s energy and oil marketing operations, the most important investment in 2006 was related to the Langeled project.

      The largest investments for Hydro Petroleum’s exploration and production operations in 2005, apart from the acquisition of Spinnaker, related to development projects, of which Ormen Lange, Dalia and Kristin were the most important. For Hydro Petroleum’s energy and oil marketing operations, the most important investment in 2005 was related to the Langeled project.

      The largest investments for Hydro Petroleum’s exploration and production operations in 2004 related to development projects; of which Snøhvit (Hydro Petroleum’s share in Snøhvit was sold to Statoil and the sale was settled in December 2004), Kristin, Ormen Lange and Dalia were the most important. For Hydro Petroleum’s energy and oil marketing operations, the most important investment in 2004 was related to the Langeled project.

Critical Accounting Policies

      The Carve-Out Combined Financial Statements and supplementary information are prepared in accordance with U.S. GAAP. Note 1 to the Carve-Out Combined Financial Statements describes Hydro Petroleum’s significant accounting policies. Inherent in many of the accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets, and liabilities. The following accounting policies represent the more critical areas that involve a higher degree of judgment and complexity which, in turn, could materially impact Hydro Petroleum’s financial statements if various assumptions were changed significantly.

Carve-out financial statements

      The carve-out financial statements have been derived from the accounts and records of the Hydro Petroleum businesses and operations as included in Norsk Hydro’s consolidated financial statements. The carve-out financial statements include certain assets, liabilities and related operations transferred to Hydro Petroleum and/or its subsidiaries prior to the transaction. The carve-out financial accounts include the historical operations transferred to Hydro Petroleum. Previously unallocated assets, liabilities, expenses and income reported as part of Corporate and Eliminations have been allocated between Hydro Petroleum and Hydro after demerger. Allocation for shared services allocated to the business areas and subsidiaries for segment reporting purposes are not changed except as described below.

      These carve-out financial statements are based on carry-over basis for valuation, estimates and basis of presentation from the consolidated financial statements presented by Norsk Hydro ASA, using the historical results of operations and historical basis of the assets and liabilities of Hydro Petroleum’s businesses. Management of Norsk Hydro believes the assumptions underlying the carve-out financial statements are reasonable. However, the carve-out accounts included may not reflect what its results of operations, financial position and cash flows would have been had Hydro Petroleum been a stand-alone company during the period presented.

Oil and Gas Exploration Costs

      Hydro Petroleum uses the successful efforts method of accounting for oil and gas exploration and development costs. All expenditures related to exploration, with the exception of the cost of acquisition of exploration rights and the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized on the balance sheet pending determination of whether commercially producible oil and gas reserves have been discovered. If the determination is made that a well did not encounter potentially economic oil and gas quantities, the well costs and possible related acreage acquisition costs are charged to expense.

      The majority of our wells capitalized on the balance sheet at December 31, 2006, 2005 and 2004 are in offshore areas where a major capital expenditure (e.g., offshore installation) would be required before production could begin. In such areas, the economic viability might depend on the completion of additional exploratory drilling and the discovery of sufficient commercially producible reserves. Once the additional exploration drilling demonstrates that sufficient quantities of reserves have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress toward ultimate development of the reserves is being achieved.

      Costs related to acquisition of exploration rights are allocated to the relevant geographic areas and are charged to operating expense if no proved reserves are determined to exist. If proved reserves are determined to exist, the acquisition costs are transferred to development cost, and subsequently amortized as part of the cost of the oil and gas produced.

      A determination that proved reserves do not exist, or that the production of such reserves will not be economically viable, can result in a reduction of long-term assets and an increase in operating costs. Each block or area is assessed separately. The amount of the impact depends on the level of current drilling activity and the amount of exploration costs currently capitalized. During 2006, exploration activity (costs) totalled NOK 5,948 million, of which NOK 1,751 million was capitalized during the year. NOK 4,986 million was expensed during the year, including NOK 525 million related to seismic acquisitions relating to Spinnaker in December 2005 and NOK 729 million of acquisition cost for exploration acreage mainly related to the Spinnaker acquisition. At the end of 2006, NOK 6,603 million of such costs were capitalized pending the evaluation of drilling results and planned development, of which NOK 4,141 million related to acquisition costs.

Proved Oil and Gas Reserves

      Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves are related to developed fields (proved developed reserves), and to undeveloped fields (proved undeveloped reserves). The estimation of proved reserves is based on technical evaluations using all available reservoir, well and production data. Proved reserves do not include volumes after license expiry or volumes that are not commercially producible with known technology and prices at year-end.

      Reserves are revised upwards or downwards as oil and gas are produced and additional data become available. Revisions can result from evaluation of already available geologic, reservoir or production data, or from new geologic or reservoir data obtained from wells. Revisions can also include changes resulting from the performance of improved recovery projects, production facility capacity, significant changes in development strategy, oil and gas prices or changes in the regulatory environment.

      Proved developed reserves are the basis for calculating unit-of-production depreciation. Depreciation of oil and gas producing assets is calculated by field as the relationship between actual volumes produced to total proved developed reserves applied to the cost of the assets. The volumes produced and asset cost are known, while total proved reserves are based on estimates. Future changes in proved oil and gas reserves can materially impact unit-of-production rates for depreciation, depletion and amortization. Downward revisions in reserve estimates can result in higher per unit depreciation and depletion expense in future periods. Conversely, upward revisions in reserve estimates can result in lower future per unit depreciation, depletion and amortization. Historically, Hydro Petroleum has experienced a majority of upwards revisions of proved reserves in developed fields, as more information has become known through production experience and the drilling of additional wells. Such revisions had limited impact on depreciation, depletion and amortization for 2006. At the end of 2006, proved developed properties amounts to NOK 54,725 million, and proved undeveloped properties amounts to NOK 16,777 million, while related transportation systems amounts to NOK 15,132 million. Depreciation, depletion and amortization related to oil and gas producing activities in 2006, 2005 and 2004 were NOK 17,598, NOK 9,803 and NOK 9,825 million, respectively.

      Estimated proved reserves also impacts impairment considerations for proved oil and gas properties. However, impairment tests take into consideration also other classes of reserves and resources in a total estimate of expected future cash flows and the fair value of the property, see discussion below.

Commodity Instruments and Risk Management Activities

      Certain commodity contracts are deemed to be derivatives under U.S. GAAP or to contain embedded derivatives, and are required to be recognized at fair value, with changes in fair value impacting earnings. Determining whether contracts qualify as derivative instruments involves evaluation of market liquidity, traded volumes and transportation cost for physical products from contract delivery points to a liquid market for the product. Determining whether embedded derivatives are required to be bifurcated for separate valuation involve assessing price correlations and normal market pricing mechanisms for various products and market places. When market prices are not directly observable through market quotes, the estimated fair value is calculated using valuation models, relying on internal assumptions as well as observable market information. Such assumptions includes forward curves, yield curves and interest rates. The use of models and assumptions are in accordance with prevailing guidance from the FASB and valuations are based on our best estimate. However, changes in observable market information and assumptions will likely occur and such changes may have a material impact on the estimated fair value of derivative contracts, in particular on long-term contracts, resulting in corresponding gains and losses affecting future periods’ income statements. It is important to note that the use of such instruments and other commodity contracts may preclude or limit Hydro Petroleum’s ability to realize the full benefit of a market improvement.

Asset Retirement Obligations

      Hydro Petroleum accounts for asset retirement obligations under FASB Statement of Financial Accounting Standards No. 143 Accounting for Asset Retirement Obligations which prescribes the accounting for obligations associated with the retirement of long-lived assets such as the abandonment of oil and gas production platforms, facilities and pipelines. The fair value of the asset retirement liability is recognized when it is incurred and added to the carrying amount of the long-lived asset. The effect of the passage of time on the liability is recognized as an accretion expense, included in Depreciation, depletion and amortization, and the costs added to the carrying value of the asset are subsequently expensed over the assets’ useful life. Measurement of an asset retirement obligation requires us to evaluate legal, technical and economic data to determine which activities or sites are subject to asset retirement obligations, as well as the method, cost and timing of such obligations.

      Hydro Petroleum’s asset retirement obligations consist mainly of accruals for the dismantlement and removal of oil and gas installations on the Norwegian Continental Shelf. Norwegian regulations and the OSPAR convention (convention for the protection of the marine environment of the North-East Atlantic) regulate which installations must be disposed of and which can be abandoned. The OSPAR convention has imposed a general ban on sea disposal of offshore installations and requires removal and recycling unless exceptions are made which allow abandonment of specific installations. The OSPAR convention does not cover pipelines and cables. Report No. 47 (1999-2000) to Storting (the Norwegian Parliament) on the disposal of pipelines and cables that have ceased to be used includes general guidelines permitting such facilities to be left in place if they do not result in any inconvenience or safety hazards. A termination and removal plan for each field must be approved by the Norwegian authorities. Furthermore, asset retirement obligations related to oil and gas installations in other regions are recognized based on a similar evaluation under the relevant laws and regulations.

      The asset retirement obligation is estimated as the present value of the future expected dismantlement and removal costs based on an expected retirement concept and timing and current prices for goods and services. The timing of retirement activities is normally assumed to be at the end of production. Retirement activities relating to most oil and gas fields where Hydro Petroleum has an ownership interest are expected to begin relatively far into the future. There is substantial uncertainty in the scope and timing of future termination and removal activities both from the fact that the activities will take place relatively far into the future, and because very limited removal activities have occurred on the NCS in the past. Changes to technology, regulations, prices for necessary goods and services and other factors may affect the timing and scope of retirement activities. In 2006, changes to estimates of future asset retirement obligations related to producing fields were approximately NOK 3,600 million, primarily resulting from changes in estimated plugging and abandonment costs. Estimates of asset retirement obligations for fields where production has ceased were increased approximately NOK 65 million. The major part of the increase was attributable to significantly higher rates relating to floating rigs used in retirement activities. Future changes in rig rate levels or other relevant prices may substantially alter the book value of property, plant and equipment, asset retirement obligations and future operating costs.

Impairment of Long-Lived Assets

      Hydro Petroleum accounts for the impairment of long-lived assets in accordance with FASB Statement of Financial Accounting Standards No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. Under SFAS 144, Hydro Petroleum is required to assess the conditions that could cause an asset to become impaired and to perform a recoverability test for potentially impaired long-lived assets. These conditions include whether a significant decrease in the market value of the asset has occurred, whether changes in Hydro Petroleum business plan for the asset have been made or whether a significant adverse change in the business and legal climate has arisen. Impairment is assessed at the lowest level where reasonably independent cash flows are deemed to exist. This is usually the individual field for oil and gas production. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, an impairment charge is recognized for the excess of the carrying value over the estimated fair value. Determination of whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as commodity prices and their impact on markets, development in inflation and operating expenses, technology changes and the available resources and production profile for oil and gas fields. Hydro Petroleum uses internal business plans, quoted forward prices and its best estimate of commodity prices, currency rates, discount rates and other relevant information. Such estimates are consistent with the business plans, and may vary with business cycles and other changes.

      Impairment charges result in a decrease to Property, Plant and Equipment on the balance sheet and an increase in operating costs. After negative production experience during several months of 2006, Hydro Petroleum performed an impairment review of the Front Runner field in the Gulf of Mexico. The conclusion was that expected recoverable reserves were reduced by 56 per cent compared with Hydro Petroleum’s initial valuation of the field due to lower expected volumes of oil in place, reduced expected recovery rates and increased field development costs. This resulted in a write-down of Hydro Petroleum’s share in the Front Runner assets by approximately NOK 4.5 billion in December 2006. In addition, other fields in the region were written down by approximately NOK 800 million mainly due to negative production experience for those fields.

Business Combinations and Goodwill

      In accounting for the acquisition of businesses, Hydro Petroleum is required to determine the fair value of assets, liabilities, and intangible assets at the time of acquisition. Any excess purchase price is included in Goodwill. In the businesses Hydro Petroleum operates, fair values of individual assets and liabilities are normally not readily observable in active markets, which require us to estimate the fair value of acquired assets and liabilities through valuation techniques. Such valuations are subject to a number of assumptions including the useful lives of assets, replacement costs and the timing and amounts of certain future cash flows, which may be dependent on future commodity prices, currency rates, discount rates and other factors.

      Hydro Petroleum’s most recent significant acquisition was the purchase of the U.S.-based Spinnaker Exploration Company for a purchase price of USD 2,450 million (NOK 16.5 billion) in December 2005. The process of allocating the purchase price to the assets acquired and liabilities assumed was finalized during the fourth quarter of 2006. The final allocation of the purchase price to assets and liabilities for this acquisition did not differ significantly from the provisional allocation. The allocation of the purchase price to assets and liabilities acquired can be found in Note 2 to the Carve-Out Combined Financial Statements.

      Under FASB Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets, goodwill and certain intangible assets are reviewed at least annually for impairment. The impairment test for goodwill involves estimating the fair value of the reporting unit to which goodwill is assigned, and comparing the estimated fair value to the carrying value of the reporting unit. Should the carrying value exceed the estimated fair value, step two of the goodwill impairment test involves assigning fair value to all assets and liabilities in the reporting unit to arrive at an implied fair value of goodwill. If the carrying value of the goodwill exceeds its implied fair value, the excess is written down as impaired. To determine whether and how much goodwill is impaired Hydro Petroleum must develop estimates on highly uncertain matters, such as commodity prices and their impact on markets and prices for upgraded products, development in inflation and operating expenses, technology changes and the available resources and production profile for oil and gas fields. Hydro Petroleum uses internal business plans, quoted forward prices and its best estimate of commodity prices, currency rates, discount rates and other input. Such estimates are consistent with Hydro Petroleum’s business plans, and may vary with business cycles and other changes.

      Hydro Petroleum’s goodwill was recorded in the Exploration and Production segment, resulting mainly from the acquisition of Spinnaker Exploration Company in December 2005. Hydro Petroleum annually assesses the fair value of the segment’s goodwill in relation to the carrying value of the segment’s net assets. Assumptions related to certain cash flow forecasts and the discount rates are made reflecting the sectors’ industry. Total goodwill at the end of 2006 was NOK 3,249 million. Goodwill is included in Intangible assets.

Income Taxes

      Income tax expense for Hydro Petroleum in the carve-out financial statements have been established in order to give an indication of what the tax expenses would have been if Hydro Petroleum was a separate company/group. Hydro Petroleum calculates income tax expense based on reported income in the different legal entities. For companies to be split in the planned transaction, taxes are allocated based on reported income in the carve-out accounts. All effects of tax consolidation of Hydro Petroleum’s taxable income in the various countries with the taxable income of the remaining part of Hydro, has been eliminated. Deferred income tax expense is calculated based on the differences between the tax assets’ carrying value for financial reporting purposes and their respective tax basis that are considered temporary in nature. The total amount of income tax expense and allocation between current and deferred income tax requires management’s interpretation of complex tax laws and regulations in the many tax jurisdictions where Hydro Petroleum operates. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each reporting period. Tax authorities in different jurisdictions may challenge Hydro Petroleum’s calculation of taxes payable from prior periods. Such processes may lead to changes to prior periods’ taxable income, resulting in changes to income tax expense in the period of change. During the period when tax authorities may challenge the taxable income, management is required to make estimates of the probability and size of possible tax adjustments. Such estimates may change as additional information becomes known.

      However, the tax expense in the carve-out accounts may not reflect what the tax expense would have been had Hydro Petroleum been a stand-alone company during the period presented.

Employee Retirement Plans

      Hydro Petroleum’s employee retirement plans consist primarily of defined benefit pension plans. Measurement of pension cost and obligations under the plans require us to make a number of assumptions and estimates. These include future salary levels, discount rates, turnover rate, and the rate of return on plan assets. The discount rate used for determining pension obligations and pension cost is based on the yield from a portfolio of long-term debt instruments. In addition, the carve-out of parts of combined plans requires management estimates related to how the agreed split of pension plans at the time of completion of the demerger would have impacted historic expenses, assets and liabilities.

      Hydro Petroleum provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. The majority of Hydro Petroleum’s projected benefit obligation relates to Norway. The discount rate applied for Norwegian plans as of 31 December 2005 is 4.5 per cent. The expected rate of return on plan assets is, based on the current portfolio of plan assets, determined to be approximately one percentage point above the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency, and around 1.5 percentage points above the yield on government bonds.

      Changes in these assumptions can influence the funded status of the plan as well as the net periodic pension expense. The Projected Benefit Obligation (PBO) is sensitive to changes in assumed discount rates and assumed compensation rates. Based on indicative sensitivities, a one percentage point reduction or increase in the discount rate will increase or decrease the PBO in the range of 15 to 20 per cent, for 2006 this is between NOK 1.5 to 2 billion. For 2006, Hydro Petroleum incurred a change in the average discount rate of 0.5 percentage points as a result of the increase of interest levels in the areas where Hydro Petroleum’s main pension obligations are situated. Hydro Petroleum incurred an actuarial gain of NOK 346 million for the year, mainly resulting from higher than estimated return on plan assets. A one percentage point reduction or increase in compensation rates for all plan member categories will decrease or increase the PBO in the range of 15 to 20 per cent, for 2006 between NOK 1 to 1.4 billion. It should be noted that changes in the aforementioned parameters and changes in the PBO will affect net periodic pension cost in subsequent periods, and both the service cost and interest cost components, in addition to the amortization of any unrecognized net gains or losses.

Market Risk — Quantitative and Qualitative analysis

Introduction

      Risk management in Hydro Petroleum is based on the principle that risk evaluation is an integral part of all business activities. The main responsibility for risk management is therefore placed with the business areas and coordinated by staff units at the corporate level.

      Policies and procedures have been established to manage risk. Hydro Petroleum’s main risk management strategy for its upstream operations is to accept exposure to oil price movements. Downstream and other margin-based operations are sometimes hedged to protect processing margins against raw material price fluctuations. This applies to Hydro Petroleum’s gas business. Upstream oil prices may be hedged in special circumstances — as was the case when the Spinnaker Exploration Company in the U.S. was acquired in 2005. The main strategy for mitigating risk, however, is to maintain a solid financial position and strong credit worthiness, as expressed by Hydro Petroleum’s expressed adjusted net debt/equity target ratio of 0.5. Most of Hydro Petroleum’s operating revenues are denominated in, or heavily influenced by, the U.S. dollar. In order to mitigate Hydro Petroleum’s exposure to U.S. dollar currency fluctuations, most of Hydro Petroleum’s debt is also U.S. dollar-denominated. Hydro Petroleum maintains guidelines for liquidity reserves and its installment payment profile. Hydro Petroleum’s financial position at the end of 2006 was well within the established guidelines.

      Hydro Petroleum’s operating results are primarily affected by price developments of Hydro Petroleum’s main products, oil and gas, in addition to foreign currency fluctuation of the most significant currency, the U.S. dollar, against the Norwegian krone. An indication of the sensitivity regarding prices and foreign currency fluctuation for 2006 is provided below.

      The table below illustrates the sensitivity of earnings, before and after tax, to changes in these factors and is provided to supplement the sensitivity analysis required by the SEC, which is included later in this section.

Indicative price and currency sensitivities 2007(1)

NOK Million	Income before tax	Net income	Change

Oil price per barrel	1.190	345	1 USD
U.S. dollar Oil & Gas(2)	10.340	3.780	1 NOK
U.S. dollar before financial items	10.340	3.780	1 NOK
U.S. dollar financial items(2)	(2.600)	(1.900)	1 NOK
U.S. dollar Net income	7.740	1.880	1 NOK

(1)	Based on approximate average 2006 prices and expected business volumes for 2007. Oil 65 USD/bbl. and Norwegian krone/ USD 6.45.

(2)	USD sensitivity for oil and gas business areas includes both USD revenues and USD costs.

(3)	Total USD sensitivity of financial positions is NOK 2,600 million negative and consists mainly of financial liabilities in various. Net income effect is based upon a 28 per cent tax regime.

      In addition to the above sensitivities, the revaluation of derivative instruments and contracts classified as derivatives may influence reported earnings, as described in more detail in the following paragraphs.

      See also Note 23 to the Carve-Out Combined Financial Statements for a detailed description of Hydro Petroleum’s commercial and financial risk exposures and hedging activities related to such exposures.

      The following discussion provides information regarding Hydro Petroleum’s exposure to financial and commercial risks with a focus on commodity prices, foreign exchange rates and interest rates.

Risk management

      The overall objective of financial and commercial risk management is to safeguard Hydro Petroleum’s ability to continuously meet its cash commitments and maintain a strong financial position. This includes identifying and monitoring Hydro Petroleum’s main risk exposures, quantifying the potential impact on key financial ratios and proposing corrective actions when deemed appropriate. Shortfalls in operational cash flow due to unfavorable developments in prices of main products, raw materials and/or exchange rates could substantially impact Hydro Petroleum’s financial position. Cash commitments are risk evaluated against cash flow from operations. Probabilities of not meeting set financial targets, such as maintaining the adjusted net debt/equity ratio target of 0.5, as expressed by Hydro Petroleum, are monitored. Simulations of cash flow scenarios, using a five-year rolling horizon, are carried out for this purpose. The outcome of this analysis is reported to management on a quarterly basis.

      Mitigating commercial and financial risk exposures through the use of derivative instruments is done only to some extent. For this purpose, Hydro Petroleum utilizes mainly commodity derivatives, but also to a limited extent financial derivatives.

      For accounting purposes, unless otherwise indicated below, derivative financial and commodity instruments are recognized at fair value with changes in the fair value impacting earnings. Hedge accounting, as allowed by Statement of Financial Accounting Standards (SFAS) No. 133 Accounting for Derivative Instruments and Hedging Activities, is currently not used, and will only be used when specific hedge criteria are met. This can result in volatility in earnings since the associated gain or loss on the related physical transactions may be reported in earnings in different periods.

Sensitivity analysis

      In accordance with applicable requirements of the SEC, Hydro Petroleum has chosen to provide information about market risk and potential exposure to hypothetical loss from its use of derivative financial instruments and other financial instruments and derivative commodity instruments through sensitivity analysis disclosures. The sensitivity analysis depicted in the tables below reflects the hypothetical loss in fair values assuming a ten per cent change in rates or prices and no changes in the portfolio of instruments as of December 31, 2006 and December 31, 2005, respectively.

      The overall use of derivatives has remained stable from 2005 to 2006. Certain material gas sales contracts that were not classified as derivatives at end of 2005 have over the course of the year been classified as derivatives or deemed to contain embedded derivatives. The decrease in sensitivity to commodity prices is mainly due to decreased oil and gas prices affecting the hedges in Gulf of Mexico. Further, sensitivity to commodity prices in the remaining gas portfolio has also decreased from 2005 to 2006. There has been no material change in sensitivity to commodity prices on pure oil derivatives. The fair value of other financial instruments has increased compared to 2005, as a consequence of a weaker U.S. dollar and reductions in interest-bearing debt. The reduction in interest rate sensitivities are directly related to reductions in interest-bearing debt, slightly adjusted for higher interest rates. Hydro Petroleum had significant exposure in currency derivatives in 2005. However most of these currency derivatives contracts have been terminated before year-end 2006.

Hypothetical loss from +/- 10 per cent change in

	Fair Value		Foreign
	as of		currency
	December 31	Interest	exchange	Commodity
	2006(1)	Rates	rates	prices	Volatility	Other

NOK million (unaudited)
Derivative financial instruments(2)	65	2	20	—	—	—
Other financial instruments(3)	(4,451)	1,030	2,210	—	—	—
Derivative commodity instruments	1,576	—	162	472	(6)	—

Hypothetical loss from +/- 10 per cent change in

	Fair Value		Foreign
	as of		currency
	December 31	Interest	exchange	Commodity
	2005(1)	Rates	rates	prices	Volatility	Other

NOK million (unaudited)
Derivative financial instruments(2)	(11)	2	322	—	—	—
Other financial instruments(3)	(5,827)	1,157	2,468	—	—	1
Derivative commodity instruments	(167)	—	85	714	145	—

(1)	The change in fair value due to price changes is calculated based on upon pricing formulas for certain derivatives, relevant option pricing models and the net present value of cash flows for certain financial instruments or derivatives. Discount rates vary as appropriate for the individual instruments.

(2)	Include mainly forward currency contracts, embedded forward currency contracts and currency swaps.

(3)	Include cash and cash equivalents, investments in marketable securities, bank loans and other interest-bearing short-term debt and long-term debt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro Petroleum’s long-term fixed rate debt. As Hydro Petroleum expects to field the debt until maturity, changes in the fair value of debt would not be expected to impact earnings.

      Two immaterial power contracts are omitted from the sensitivity analysis.

      The sensitivity analysis contains material limitations. This is due to the arbitrary nature of assumptions involved as well as the inability of such a simple analysis to model reality and continuous changes to Hydro Petroleum’s portfolio. The most significant limitations on the figures provided are as follows:

•	The tables only include the effects of the derivative instruments discussed above and of certain financial instruments (see Note 23 to the Carve-Out Combined Financial Statements). The analysis does not include any related physical positions, contracts, and anticipated transactions that many of the derivative instruments are meant to secure. A rate or price change of 10 per cent will often result in a corresponding effect to the fair value of the physical or underlying position such that the resulting gains and losses would offset.

•	As allowed by the SEC regulations, Hydro has excluded accounts payable and accounts receivable from the presentation, which may have had a significant effect on the foreign exchange risk figures provided.

•	The computations, which provide the most negative effect to Hydro Petroleum of either a 10 per cent increase or decrease in each rate or price, do not take into account correlations, which would be expected to occur between the risk exposure categories. For example, the effect that a change in a foreign exchange rate may have on a commodity price is not reflected in the tables.

•	It is not likely that all rates or prices would simultaneously move in directions that would have negative effects on Hydro Petroleum’s portfolio of instruments

The above discussion about Hydro Petroleum’s risk management policies and the estimated amounts generated from the sensitivity analyses are forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global markets. The methods used by Hydro Petroleum to analyze risks discussed above should not be considered projections of future events, gains or losses.

MAJOR SHAREHOLDERS OF STATOIL AND NORSK HYDRO

Certain Information Concerning the Relationship of Statoil and the Norwegian State

      The following table shows the number of Statoil shares owned by the Norwegian State as of March 12, 2007. Statoil has not been notified of any other beneficial owner of five per cent or more of Statoil’s ordinary shares as of March 12, 2007.

	Number of shares	Per cent of shares

Kingdom of Norway	1,535,712,598	70.9(1)

(1)	Based upon 2,166,143,715 shares issued as of March 12, 2007. In addition, the Norwegian State owns 1.51 per cent of the shares of Statoil through the State Pension Fund, which is an administrative body forming part of the State.

      Following the merger, the Norwegian State will own through the Ministry of Petroleum and Energy (“MPE”) approximately 62.5 per cent of the ordinary shares of the merged company. The Norwegian State has made public its objective to remain a long-term shareholder in the merged company and the intention to increase over time its ownership interest in the merged company following the merger to 67 per cent.

      For more information with respect to the relationships between the Norwegian State and Statoil please refer to Item 7 in the Statoil 2006 Form 20-F incorporated by reference in this circular/ prospectus.

Certain Information Concerning the Relationship of Norsk Hydro and the Norwegian State

      As of February 28, 2007, the Norwegian State owned directly 563,773,605 shares, representing 43.8 per cent of the total number of ordinary shares of Norsk Hydro authorized and issued and 46 per cent of the total shares of Norsk Hydro outstanding (excluding non-voting treasury shares). In addition, as of February 28, 2007, the Norwegian State owned 48,068,635 Norsk Hydro shares through the State Pension Fund, which is an administrative body forming part of the Norwegian State. These shares represented 3.7 per cent of the total number of ordinary shares of Norsk Hydro authorized and issued and 3.9 per cent of the total shares of Norsk Hydro outstanding (excluding non-voting treasury shares). Consequently, the Norwegian State held 49.9 per cent of the voting rights for shares outstanding of Norsk Hydro as of February 28, 2007. The Norwegian State is the only person or entity known to Norsk Hydro to own beneficially, directly or indirectly, more than 5 per cent of Norsk Hydro’s outstanding shares. There are no different voting rights associated with the ordinary shares held by the Norwegian State. As of February 28, 2007, there were a total of 39,159 registered holders of Norsk Hydro’s shares resident in Norway.

      The Norwegian State acquired most of its interest (47.7 per cent) in Norsk Hydro in 1945. From 1971, when the Norwegian State acquired shares and increased its ownership stake, and until July 1999, the Norwegian State owned 51 per cent of the total number of ordinary shares issued and outstanding. Ordinary shares issued in connection with the acquisition of Saga Petroleum ASA in July 1999 increased the total number of shares issued and outstanding with a corresponding decrease in the Norwegian State’s percentage ownership interest. Since 1945, the Norwegian State has not disposed of any of the ordinary shares owned by it, except when participating in the share buyback programs. However, there can be no assurance that it will not do so in the future. The Norwegian Ministry of Trade and Industry represents the Norwegian government in exercising the Norwegian State’s voting rights relating to the shares it holds directly. Acting through the Norwegian government, the Norwegian State, in its capacity as a shareholder, has never taken an active role in the day-to-day management of Norsk Hydro. However, since 1999 the total shareholder representation at the general meetings has not exceeded 65% and accordingly the State has exercised in excess of two thirds of the votes cast at the meetings. Following the demerger of Hydro Petroleum, the Norwegian State (excluding the State Pension Fund) will continue to have an ownership interest of 43.8 per cent of the total number of ordinary shares authorized and issued in Norsk Hydro.

      Norsk Hydro’s annual general meeting on May 9, 2006 authorized the Norsk Hydro board to repurchase up to 22,470,482 shares in the market for subsequent cancellation. In connection therewith, the Norwegian State agreed to the redemption and the cancellation of a number of its shares proportional to the number of Norsk Hydro shares that are repurchased and cancelled. As a result, the Norwegian State’s ownership interest will remain unchanged following such repurchase and cancellation. The Norwegian State has undertaken to vote in favor of such cancellation and redemption at the extraordinary general meeting. Pursuant to the buyback agreement, the compensation to the Norwegian State for the redeemed shares will be determined by the volume weighted average price paid in the market under the buyback, plus interest at NIBOR + 1 per cent per annum, calculated from the dates of each purchase of shares until the time of cancellation. In accordance with the existing authorization and in reliance on the agreement with the Norwegian State, Norsk Hydro has acquired 21,627,000 treasury shares through purchases in the market. The board of directors of Norsk Hydro proposes, subject to the approval by the extraordinary general meeting, that the company’s share capital be reduced by NOK 140,904,531.96 by (i) cancellation of such treasury shares and (ii) redemption of 16,871,506 shares owned by the Norwegian State against payment of an amount calculated as described above. See “The Norsk Hydro Extraordinary General Meeting”.

      During 2006, Norsk Hydro also redeemed 3,644,685 shares held by the Norwegian State at an average price of NOK 129.30 per share as part of a buyback authorization approved by the extraordinary general meeting on December 1, 2004. At the same time, Norsk Hydro executed a capital reduction by canceling 8,316,685 shares.

DESCRIPTION OF STATOIL’S SHARES AND SHARE CAPITAL

      This is a summary of material information relating to Statoil’s share capital, including summaries of certain provisions of Statoil’s articles of association and the applicable Norwegian law in effect at the date of this circular/prospectus, including the Norwegian Public Limited Companies Act. You should refer to the full text of Statoil’s articles of association in English. Please refer to “Where You Can Find More Information” above to obtain a copy of the articles of association.

Share Capital

      Statoil’s share capital is NOK 5,415,359,287.50, divided into 2,166,143,715 ordinary shares. The ordinary shares are registered with the VPS under the International Securities Identification Number (ISIN) N010096985.

      In connection with Statoil’s initial public offering, the extraordinary general meeting held on May 25, 2001 resolved to increase Statoil’s share capital through the issuance of 25,000,000 additional shares for the purpose of granting bonus shares to qualifying investors. Following the distribution of bonus shares in 2002, Statoil retained 23,441,885 of these shares. The shares cannot be used for any other purpose without the consent of a general meeting. The annual general meeting held on May 10, 2006 resolved to reduce the share capital through the cancellation of the remaining 23,411,885 shares. In 2006, Statoil repurchased 5,867,000 shares in the market pursuant to the authorization granted by the annual general meeting of shareholders on May 11, 2005. The board of directors has proposed to reduce the share capital through the cancellation of those shares, together with the corresponding part of the Norwegian State’s shares (14,291,848), at the extraordinary general meeting of shareholders on [  ], 2007.

      There are no outstanding share options, warrants, convertible loans or other instruments which entitle the holder thereof to require that Statoil issue new shares.

Development of the Share Capital

      On May 31, 2006, Statoil’s share capital was reduced by NOK 58,604,712.50 from NOK 5,473,964,000 to NOK 5,415,359,287.50 through the cancellation of 23,441,885 treasury shares. These treasury shares were acquired by Statoil for the purpose of distributing bonus shares to investors in Statoil’s initial public offering who met the requirements stipulated for receiving such bonus shares. The decision to cancel these treasury shares was made on the basis that the treasury shares could not be used for any other purpose without the consent of a Statoil’s general meeting, and that Statoil did not have any immediate plans to use them. No other changes in Statoil’s share capital have occurred since to December 31, 2003.

Authorization to Acquire Statoil’s Own Shares

      On March 24, 2006 Statoil entered into an agreement with the Norwegian State regarding a share buyback program. The share buyback program was subject to the board of directors being granted an authority to acquire treasury shares. At the annual general meeting held on May 10, 2006, it was resolved to grant authority to the board of directors to allow Statoil to acquire treasury shares up to a maximum of 50 million shares with a maximum overall nominal value of NOK 125 million. The minimum and maximum amount that can be paid per share was NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired. Treasury shares acquired pursuant to this authorization may only be used for cancellation through a reduction in Statoil’s share capital. Pursuant to this agreement, the Norwegian State is committed to participate in the share buyback on a proportionate basis by way of redemption and cancellation of a proportionate number of its shares so that the Norwegian State’s ownership interest in Statoil will remain unaffected. Statoil has acquired 5,867,000 shares pursuant to the authorization. The authorization is valid until the annual general meeting in 2007, but in the merger plan Statoil has undertaken not to acquire any further treasury shares pursuant to this authorization. For further information regarding the cancellation of Statoil’s treasury shares and the redemption of shares owned by the Norwegian State, see “The Statoil Extraordinary General Meeting” above. At the annual general meeting held on May 10, 2006, it was further resolved to grant authority to the board of directors to allow Statoil to acquire treasury shares in the market to be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan.

This authorization may be used to acquire up to 4,000,000 shares with an overall nominal value of up to NOK 10,000,000. The minimum and maximum price that may be paid per share shall be NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired. The authorization was valid until the annual general meeting in 2007. Statoil’s board of directors has proposed to renew the share repurchase authorization for the 2007-2008 period. This proposal is subject to approval by the annual general meeting of Statoil on May 15, 2007. Statoil has agreed not to acquire further shares in the market pursuant to the share repurchase authorization until completion of the merger.

General Meetings

      In accordance with Norwegian law, Statoil’s annual general meeting of shareholders is required to be held each year on or prior to June 30. Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy.

      Although Norwegian law does not require Statoil to send proxy forms to its shareholders for general meetings, Statoil plans to include a proxy form with future notices of general meetings.

      In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the board of directors, the corporate assembly or the chairman of the corporate assembly. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of Statoil’s auditors or of shareholders representing a total of at least five per cent of the outstanding share capital.

Voting Rights

      All of Statoil’s ordinary shares carry an equal right to vote at general meetings. Except as otherwise provided, decisions which shareholders are entitled to make pursuant to Norwegian law or Statoil’s articles of association may be made by a simple majority of the votes cast. In the case of elections of directors, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend Statoil’s articles of association or to authorize an increase or reduction in Statoil’s share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at a shareholders’ meeting. See “Major Shareholders of Statoil and Norsk Hydro — Certain Information Concerning the Relationship of Statoil and the Norwegian State” above.

      In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depository, referred to as the VPS System (described below), or, alternatively, report and show evidence of its share acquisition to Statoil prior to the general meeting.

      Beneficial owners of shares that are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. The beneficial owners of ADSs are therefore only able to vote at meetings by surrendering their ADSs, withdrawing their ordinary shares from the ADR Depositary and registering their ownership of such ordinary shares directly in Statoil’s share register in the VPS System. Alternatively, the ADS holder may instruct the ADR Depositary to vote the ordinary shares underlying the ADSs on behalf of the holder, provided that the ADS holder instructs the ADR Depositary to execute a temporary transfer of the underlying ordinary shares in the VPS System to the beneficial owner. Similarly, beneficial owners of ordinary shares registered through other VPS-registered nominees may not be able to vote their shares unless their ownership is re-registered in the name of the beneficial owner prior to the relevant shareholders’ meeting.

The VPS System and Transfer of Shares

      The Norwegian Verdipapirsentralen (Central Securities Depositary), or VPS, is Norway’s paperless centralized securities registry. It is a computerized bookkeeping system that is operated by an independent body in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. Statoil’s share register is operated through the VPS System.

      All transactions relating to securities registered with the VPS System are made through computerized book entries. No physical share certificates are or can be issued. The VPS System confirms each entry by sending a transcript to the registered shareholder regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a securities account with a Norwegian account agent. Norwegian banks, the Central Bank of Norway, authorized investment firms in Norway, bond issuing mortgage companies, management companies for securities funds (insofar as units in securities funds they manage are concerned), and Norwegian branches of credit institutions established within the EEA are allowed to act as account agents.

      The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third-party claiming an interest in the subject security. The VPS System is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS System may be reduced or withdrawn. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to his or her shares unless that transferee or assignee has registered his or her shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, Statoil’s articles of association or otherwise.

Amendments to Statoil’s Articles of Association, Including Variation of Rights

      The affirmative vote of two-thirds of the aggregate share capital represented at the general meeting is required to amend Statoil’s articles of association. Any amendment which would reduce any shareholder’s right in respect of dividend payments or other rights to Statoil’s assets or restrict the transferability of shares requires a majority vote of more than 90 per cent of the aggregate share capital represented in a general meeting. Certain types of changes in the rights of Statoil’s shareholders require the consent of all affected shareholders as well as the percentage threshold otherwise required to amend Statoil’s articles of association.

Additional Issuances and Preferential Rights

      If Statoil issues any new shares, including bonus share issues, Statoil’s articles of association must be amended, which requires the same vote as other amendments to Statoil’s articles of association. In addition, under Norwegian law, Statoil’s shareholders have a preferential right to subscribe to issues of new shares. The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting passed by the same percentage threshold required to approve amendments to Statoil’s articles of association.

      The general meeting may, with a vote as described above, authorize the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50 per cent of the nominal share capital when the authorization is registered in the Norwegian Register of Business Enterprises.

      The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require Statoil to file a registration statement in the United States under United States securities laws. If Statoil decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

      Under Norwegian law, bonus share issues may be distributed, subject to shareholder approval, by transfer from Statoil’s distributable equity or from Statoil’s share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

Minority Rights

      Norwegian law contains a number of protections for minority shareholders against oppression by the majority including but not limited to those described in this paragraph. Any shareholder may petition the courts to have a decision of the board of directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company itself. In certain grave circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Minority shareholders holding five per cent or more of Statoil’s share capital have a right to demand that Statoil hold an extraordinary general meeting to discuss or resolve specific matters. In addition, any shareholder may demand that Statoil place an item on the agenda for any shareholders’ meeting if Statoil is notified in time for such item to be included in the notice of the meeting.

Mandatory Bid Requirement

      Norwegian law requires any person, entity or group acting in concert that acquires more than 40 per cent of the voting rights of a Norwegian company listed on the Oslo Stock Exchange, or OSE, to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40 per cent threshold was exceeded, but equal to the market price if it is clear that the market price was higher when the 40 per cent threshold was exceeded. A shareholder who fails to make the required offer must within four weeks dispose of a sufficient number of shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the 40 per cent limit to be sold by public auction. A shareholder who fails to make such an offer cannot, as long as the mandatory bid requirement remains in force, vote the portion of his shares which exceeds the 40 per cent limit or exercise any rights of share ownership in respect of such shares, unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

Compulsory Acquisition

      A shareholder who, directly or via subsidiaries, acquires shares representing more than 90 per cent of the total number of issued shares as well as more than 90 per cent of the total voting rights has the right to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder, and each remaining minority shareholder of that company would have the right to require the majority shareholder to acquire its shares. A compulsory acquisition has the effect that the majority shareholder becomes the owner of the shares of the minority shareholders with immediate effect.

      A majority shareholder who effects a compulsory acquisition is required to offer the minority shareholders a specific price per share. The determination of the offer price is at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder must notify the majority shareholder within a specified period of not less than two months. If the parties do not come to an agreement on the offer price, each party can request that the price is set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition on the basis of the true value of the company.

Election and Removal of Directors and Corporate Assembly

      At the general meeting of shareholders, two-thirds of the members of the corporate assembly are elected, together with deputy members, while the remaining one-third, together with deputy members, are elected by and from among Statoil’s employees. There is no quorum requirement, and nominees who receive the most votes are elected. Any shareholder at the meeting may place nominations before the meeting.

      Statoil has an election committee that makes recommendations to the general meeting regarding the election of shareholder-elected members of the corporate assembly and their deputies. The committee consists of four members who must be shareholders or representatives of shareholders and who must be independent of the board of directors and the company’s management. The members of the election committee, including the chair, are elected by the annual general meeting. The chair of the committee and one other member are elected among the shareholder-elected members of the corporate assembly. Each member is elected for a two-year term. A member of the corporate assembly (other than a member elected by employees) may be removed by the shareholders at any time without cause.

      Statoil’s directors are elected to the board of directors and may be removed from office by Statoil’s corporate assembly. If requested by at least one-third of the members of the corporate assembly, up to one-third of the directors must be employee representatives. Statoil’s election committee makes recommendations to the corporate assembly regarding the election of shareholder-elected directors of the board and their deputies. Half of the corporate assembly members elected by the employees may demand that the members of the board of directors be elected by the shareholder-elected members of the corporate assembly and the employee-elected members of the corporate assembly, each voting as a separate group. A director (other than a director elected directly by the employees) may be removed at any time by the corporate assembly without cause.

      The corporate assembly makes decisions by majority vote, and more than half of its members must be present for a quorum. If votes are tied, the chairman of the meeting casts the deciding vote. The members of the corporate assembly and the board of directors have fiduciary duties to the shareholders, see “The Merged Company — Director and Management of the Merged Company — Corporate Assembly”.

Payment of Dividends

      Dividends in respect of the fiscal year are declared at Statoil’s annual general meeting in the following year. Under Norwegian law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the board of directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by the board of directors.

      Dividends may be paid in cash or in kind and are payable only out of Statoil’s distributable reserves. There are no particular restrictions on or procedures for the distributions of dividends to shareholders who are resident outside Norway, other than an obligation on the Company to deduct withholding tax described in “Tax Position of Shareholders Resident in Other Jurisdictions — Taxation of Dividends.” The amount of Statoil’s distributable reserves is defined by the Norwegian Public Limited Companies Act, which requires such reserves to be calculated under Norwegian GAAP and consist of:

•	annual net income according to the income statement approved for the preceding financial year;

•	retained net income from previous years (adjusted for any reclassification of Statoil’s equity); and after deduction for uncovered losses, book value of research and development, goodwill and net deferred tax assets as recorded in the balance sheet for the preceding financial year, and the aggregate value of treasury shares that Statoil has purchased or been granted security in and of credit and security given by Statoil pursuant to sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act during preceding financial years.

      Statoil cannot distribute any dividends if Statoil’s equity, according to the Statoil unconsolidated balance sheet, amounts to less than 10 per cent of the total assets reflected on Statoil’s unconsolidated balance sheet without following a creditor notice procedure as required for reducing the share capital. Furthermore, Statoil can only distribute dividends to the extent compatible with good and careful business practice with due regard to any losses which Statoil may have incurred after the last balance sheet date or which Statoil may expect to incur.

      Finally, the amount of dividends Statoil can distribute is calculated on the basis of Statoil’s unconsolidated financial statements. Retained earnings available for distribution is based on Norwegian accounting principles and legal regulations and amounted to NOK 96,826 million (before provisions for dividend for the year ended December 31, 2006 of NOK 19,690 million) at December 31, 2006.

      Although Statoil currently intends to pay annual dividends on its ordinary shares, Statoil cannot guarantee that dividends will be paid or the amount of any dividends to be paid. Future dividends will depend on a number of factors prevailing at the time Statoil’s board of directors considers any dividend payment. Dividends paid historically are not representative of dividends to be paid in the future. For further information on Statoil’s dividends policies, restrictions and amounts of dividends paid prior to 2007, refer to the discussion under “Item 3 — Key Information — Dividends” and “Item 8 — Financial Information — Dividend Policy” included in the Statoil 2006 Form 20-F.

Rights of Redemption and Repurchase of Shares

      Statoil’s articles of association do not authorize the redemption of shares. In the absence of authorization, the redemption of shares may still be decided by a general meeting of shareholders by a two-thirds majority under certain conditions. However, the share redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

      A Norwegian company may purchase its own shares if an authorization to do so has been given by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting. The aggregate par value of treasury shares held by the company must not exceed 10 per cent of the company’s share capital and treasury shares may only be acquired if the company’s distributable equity, according to the latest adopted balance sheet, exceeds the consideration to be paid for the shares. The authorization by the general meeting cannot be given for a period exceeding 18 months.

      On May 10, 2006, the annual general meeting of shareholders authorized the board of directors to repurchase Statoil shares in the market for subsequent cancellation in connection with the adoption of a revised dividend policy for the company.

Shareholders’ Votes on Certain Reorganizations

      A decision to merge with another company or to demerge requires a resolution of Statoil’s shareholders at a general meeting passed by a two-thirds majority of the aggregate votes cast as well as two-thirds of the aggregate share capital represented at the general meeting. A merger plan or demerger plan signed by the board of directors along with certain other required documentation would have to be sent to all shareholders at least one month prior to the shareholders’ meeting.

      The general meeting must approve any agreement between Statoil and a shareholder, a shareholder’s parent company, a director or the CEO, as well as certain close associates to and anybody acting in consent with said persons, if Statoil’s contribution has an actual value exceeding the equivalent of five per cent of Statoil’s share capital. This does not apply to transactions in listed securities at market price or to agreements in the ordinary course of business entered into on normal commercial terms.

Liability of Directors

      Statoil’s directors, the Chief Executive Officer and the corporate assembly owe a fiduciary duty to the company and its shareholders. Their fiduciary duty requires that they act in Statoil’s best interests when exercising their functions and that they exercise a general duty of loyalty and care toward Statoil. Their principal task is to safeguard the interests of the company.

      Statoil’s directors, the Chief Executive Officer and the members of the corporate assembly can each be held liable for any damage they negligently or willfully cause Statoil. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided at the general meeting when the decision was taken. If a resolution to grant such exemption from liability or to not pursue claims against such a person has been passed by a general meeting with a smaller majority than that required to amend Statoil’s articles of association, shareholders representing more than 10 per cent of the share capital or (if there are more than 100 shareholders) more than 10 per cent of the number of shareholders may pursue the claim on Statoil’s behalf and in Statoil’s name. The cost of any such action is not Statoil’s responsibility, but can be recovered from any proceeds Statoil receives as a result of the action. If the decision to grant exemption from liability or not to pursue claims is made by the majority necessary to amend the articles of association, the minority shareholders cannot pursue the claim in Statoil’s name.

Indemnification of Directors and Officers

      Neither Norwegian law nor Statoil’s articles of association contain any provision concerning indemnification by Statoil of its board of directors.

Distribution of Assets on Liquidation

      Under Norwegian law, a company may be wound up by a resolution of the company’s shareholders in a general meeting passed by both a two-thirds majority of the aggregate votes cast and two-thirds of the aggregate share capital represented at the general meeting. The shares rank equally in the event of a return on capital by the company upon a winding up or otherwise.

Summary of Statoil’s Articles of Association

Name of the Company

      Statoil’s registered name is Statoil ASA. Statoil is a Norwegian public limited company.

Registered office

      Statoil’s registered office is in Stavanger, Norway, registered with the Norwegian Register of Business Enterprises under number 913 609 016.

Object of the company

      Statoil’s object is, either by Statoil or through participation in or together with other companies, to carry out exploration, production, transportation, refining and marketing of petroleum and petroleum derived products, as well as other businesses.

Share capital

      Statoil’s share capital is NOK 5,415,359,287.50, divided into 2,166,143,715 ordinary shares.

Nominal value of shares

      The nominal value of each ordinary share is NOK 2.50.

Board of directors

      Statoil’s articles of association provide that Statoil’s board of directors shall be composed of a minimum of five and a maximum of 11 directors.

Corporate Assembly

      Statoil has a corporate assembly of 12 members who are elected for two-year terms. The general meeting elects eight members with three deputies and four members with four alternates are elected by and from among the employees.

Annual general meeting

      Statoil’s annual general meeting is held no later than June 30 each year upon at least two weeks’ written notice.

      The meeting will deal with the Annual Report and accounts, including distribution of dividends, and any other matters as required by law or Statoil’s articles of association.

Marketing of petroleum on behalf of the Norwegian State

      Statoil’s articles of association provide that Statoil is responsible for marketing and selling petroleum produced under the SDFI’s shares in production licenses on the NCS as well as petroleum received by the Norwegian State as royalties together with Statoil’s own production.

Election Committee

      Statoil has an election committee charged with making recommendations to the general meeting regarding the election of shareholder-elected members and deputy members of the corporate assembly, and making recommendations to the corporate assembly regarding the election of shareholder-elected members and deputy members of the board of directors.

      The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, must be elected by the annual general meeting. The chair of the election committee and one other member must be elected from among the shareholder-elected members of the corporate assembly. Each committee member is elected for a two-year term.

Exchange Controls and Other Limitations Affecting Shareholders

      Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

      There are presently no restrictions affecting the rights of nonresidents or foreign owners to hold or vote Statoil’s shares.

DESCRIPTION OF STATOIL AMERICAN DEPOSITARY SHARES

General

      This section describes the Statoil American Depositary Shares, or Statoil ADSs. Each Statoil ADS will represent an ownership interest in one Statoil ordinary share which Statoil will deposit with the custodian, as agent of the ADR Depositary, under the deposit agreement among Statoil, the ADR Depositary and owners and beneficial owners of Statoil ADRs. The Statoil ADSs will also represent any other securities, cash or other property which may be held by The Bank of New York as ADR Depositary. For a summary of material information relating to the Statoil ordinary shares underlying the Statoil ADSs, please see “Description of Statoil’s Shares and Share Capital”.

      The ADR Depositary’s office at which the Statoil ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The ADR Depositary’s principal executive office is located at One Wall Street, New York, New York, 10286.

      Statoil ADSs may be held either (A) directly by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (B) indirectly through a broker, dealer or other financial institution. If Statoil ADSs are held directly, by having a Statoil ADS registered in the holder’s name on the books of the ADR Depositary, the ADS holder is considered a Statoil ADS holder. This summary description assumes that Statoil ADSs are held directly by means of a Statoil ADS registered in holder’s name and, as such, it refers to holders of Statoil ADSs as Statoil ADSs holder. If Statoil ADSs are held through a broker, dealer or financial institution nominee, the ADS holders must rely on the procedures of such broker, dealer or financial institution to assert the rights of an ADS holder described in this section. Such ADSs holders are urged to consult with their brokers, dealer or financial institution nominee to find out what those procedures are.

      Statoil ADS holders are not treated as Statoil shareholders and do not have shareholder rights. Norwegian law governs shareholder rights. The ADR Depositary will be the holder of the shares underlying the Statoil ADSs. Holders of Statoil ADSs have Statoil ADS holder rights, which are set out in the deposit agreement. The deposit agreement also sets out the rights and obligations of the ADR Depositary. New York law governs the deposit agreement and the Statoil ADSs.

      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to holders of Statoil ADSs. For more complete information, Norsk Hydro ADS holders should read the entire deposit agreement and the form of Statoil ADR, which contain the terms of the Statoil ADSs. A copy of the deposit agreement is filed as an exhibit to Statoil’s registration statement on Form F-6, No. 333-13508, as amended. A copy of the deposit agreement may also be obtained at the public reference room of the SEC as described above in “Where You Can Find More Information”.

Share Dividends and Other Distributions

      Statoil may make various types of distributions with respect to its securities. The ADR Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Statoil ADS holders receive these distributions in proportion to the number of underlying Statoil ordinary shares that their Statoil ADSs represent.

      Except as stated below, to the extent the ADR Depositary is legally permitted it will deliver such distributions to Statoil ADS holders in proportion to their interests in the following manner:

      Cash. The ADR Depositary will, as promptly as practicable, convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

      Before making a distribution, any fees and expenses of the ADR Depositary, withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Consequences — Tax Consequences of The Merger for Norsk Hydro Shareholders or ADS holders in the United States”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the ADR Depositary cannot convert a foreign currency, you, Statoil ADS holder, may lose some or all of the value of the distribution.

      Shares. In the case of a distribution of Statoil ordinary shares, the ADR Depositary may deliver additional Statoil ADSs representing such shares. Only whole Statoil ADSs will be issued. Any shares which would result in fractional Statoil ADSs will be sold and the net proceeds will be distributed to the Statoil ADS holders entitled thereto. If the ADR Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The ADR Depositary may withhold any distribution of ADSs if it does not receive satisfactory assurances from Statoil that such distribution does not require registration under the Securities Act of 1933.

      Rights to Receive Additional Statoil Ordinary Shares. In the case of a distribution of rights to subscribe for additional Statoil ordinary shares or other rights, after consultation with Statoil, the ADR Depositary may lawfully distribute such rights and may arrange for Statoil ADS holders to instruct the ADR Depositary as to the exercise of such rights. However, if the ADR Depositary determines it is not practical to distribute such rights, the ADR Depositary may:

•	Sell such rights if practicable and distribute the net proceeds as cash, or

•	Allow such rights to lapse, in which case Statoil ADS holders will receive nothing.

      Statoil has no obligation to file a registration statement under the Securities Act in order to make any rights available to Statoil ADS holders.

      Other Distributions. In the case of a distribution of securities or property other than those described above, the ADR Depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable, (ii) to the extent the ADR Depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or (iii) hold the distributed property, in which case the Statoil ADSs will also represent the distributed property.

      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent).

      The ADR Depositary may choose any practical method of distribution for any specific Statoil ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the Statoil ADS holder as deposited securities.

      Neither Statoil nor the ADR Depositary is responsible if the ADR Depositary decides that it is unlawful or impractical to make a distribution available to any Statoil ADS holders.

      There can be no assurance that the ADR Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

      The ADR Depositary will deliver Statoil ADSs if you or your broker, dealer or financial institution nominee deposit Statoil ordinary shares or evidence of rights to receive Statoil ordinary shares with the custodian. The custodian will hold all deposited Statoil ordinary shares for the account of the ADR Depositary. Statoil ADS holders thus have no direct ownership interest in the Statoil ordinary shares and only have such rights as are contained in the deposit agreement. The deposited Statoil ordinary shares and any other securities, property or cash received by the ADR Depositary or the custodian and held under the deposit agreement are referred to as “deposited securities”.

      Upon each deposit of Statoil ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the ADR Depositary and any taxes or other fees or charges owing, the ADR Depositary will register the appropriate number of ADSs in the names you request and will deliver Statoil ADSs to or on the order of the person that made the deposit evidencing the number of Statoil ADSs to which such person is entitled. Statoil ADSs will be delivered at the ADR Depositary’s New York office.

      When a Statoil ADS holder turns in Statoil ADSs at the ADR Depositary’s office, the ADR Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of property instructions, deliver the underlying Statoil ordinary shares to an account within the VPS System as directed by such Statoil ADS holder. At the Statoil ADS holder’s risk, expense and request, the ADR Depositary will deliver deposited securities at its New York office if feasible.

      You may surrender your ADR to the ADR Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the ADR Depositary will execute and deliver to you an ADR evidencing those ADSs.

      The ADR Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing Statoil’s transfer books or those of the ADR Depositary or the deposit of shares in connection with voting at a Statoil shareholders’ meeting, or the payment of dividends,

•	the payment of fees, taxes and similar charges,

•	compliance with any U.S. or foreign laws or governmental regulations relating to the Statoil ADSs or to the withdrawal of deposited securities, or

•	any other circumstances permitted under the Form F-6 on which the Statoil ADSs are registered.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

      Holders of Statoil ADSs may instruct the ADR Depositary to vote the shares underlying their Statoil ADSs, but only if Statoil asks the ADR Depositary in writing to ask for their instructions. Otherwise, Statoil ADS holders won’t be able to exercise their right to vote unless their surrender their Statoil ADSs and transfer the underlying Statoil ordinary shares to the VPS System. However, Statoil ADS holders may not know about the meeting enough in advance to do this. If Statoil asks for instructions from Statoil ADS holders, the ADR Depositary will notify them of the upcoming vote and arrange to deliver Statoil’s voting materials to them. The materials will describe the matters to be voted on and explain how they may instruct the ADR Depositary to vote the Statoil ordinary shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the ADR Depositary must receive them on or before the date specified. The ADR Depositary will try, as far as practical and subject to Norwegian law, the provisions of Statoil’s articles of association and the rules of the VPS System, to vote or to have its agents vote the Statoil ordinary shares or other deposited securities as instructed by Statoil ADS holders.

      In order to give the ADR Depositary a voting instruction with respect to Statoil ADSs, holders of Statoil ADSs must

•	either state in their voting instruction that they are the beneficial owners of those Statoil ADSs or identify in their voting instruction the beneficial owner or beneficial owners of those Statoil ADSs, and

•	either agree with the ADR Depositary that the ADR Depositary will block registration of transfer of their Statoil ADRs evidencing those Statoil ADSs or deliver those Statoil ADSs to a blocked account with Depository Trust Company (DTC) for the account of the ADR Depositary until the conclusion of the meeting.

      The ADR Depositary will try to cause the number of deposited securities covered by the voting instructions of a ADS holder to be temporarily re-registered in the VPS System in the ADS holders’ name or the beneficial owner name specified by the ADS holder. Those deposited securities will be automatically re-registered in the ADR Depositary’s name immediately following the meeting. The ADR Depositary will not vote any deposited securities except in accordance with instructions received from Statoil ADS holders.

      The ADR Depositary will not charge any fees for taking the actions specified above in connection with Statoil shareholders’ meetings.

      However, Statoil cannot assure its ADS holders that there will be sufficient time for the ADR Depositary to vote the Statoil ordinary shares underlying their Statoil ADSs. In addition, the ADR Depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities if, for example, the instructions are not received in time to vote the deposited securities or if Norwegian or other applicable laws prohibit such voting. This means that holders of Statoil ADSs may not be able to exercise their right to vote and there may be nothing they can do if the Statoil ordinary shares underlying their Statoil ADSs are not voted as they requested.

Record Dates

      The ADR Depositary may fix record dates for the determination of the Statoil ADS holders who will be:

•	entitled to receive a dividend, distribution or rights,

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of Statoil ordinary shares or other deposited securities subject to the limitations discussed under “— Voting Rights” above, or

•	responsible for any fees or charges assessed by the ADR Depositary,

      in each case, subject to the provisions of the deposit agreement.

Reports and Other Communications

      The ADR Depositary will make available for inspection by Statoil ADS holders any written communications from Statoil that are both received by the ADR Depositary as holder of deposited securities and made generally available by Statoil to the holders of deposited securities. Statoil will furnish these communications in English when so required by any rules or regulations of the SEC.

Fees and Expenses of the ADR Depositary

Persons depositing Statoil ordinary shares or
Statoil ADS holders must pay:	For:
A. U.S. $5.00 (or less) per 100 Statoil ADSs	Issuance of Statoil ADSs, including issuances resulting from a distribution of Statoil ordinary shares or rights or other property
Cancellation of Statoil ADSs for the purpose of withdrawal, including if the deposit agreement terminates
B. U.S. $0.02 (or less) per Statoil ADS	Any cash distribution to you
C. A fee equivalent to the fee that would be payable if securities distributed to you had been Statoil ordinary shares and the Statoil ordinary shares had been deposited for issuance of Statoil ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the ADR Depositary to Statoil ADS holders
D. Registration or transfer fees	Transfer and registration of Statoil ordinary shares on Statoil’s share register to or from the name of the ADR Depositary or its agent when you deposit or withdraw Statoil ordinary shares
E. Expenses of the ADR Depositary in converting foreign currency to U.S. dollars	As incurred
F. Expenses of the ADR Depositary	Cable, telex and facsimile transmissions when expressly provided for in the deposit agreement
G. Taxes and other governmental charges the ADR Depositary or the custodian have to pay on any Statoil ordinary share underlying a Statoil ADS, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary
H. Any charges incurred by the ADR Depositary or its agents for servicing the deposited securities	As incurred; however, no charges of this type are currently made in the Norwegian market

No charges will be payable by Norsk Hydro shareholders in connection with their receipt of Statoil ADSs or Statoil ADRs in connection therewith, pursuant to the merger.

Payment of Taxes

      Statoil ADS holders must pay any tax or other governmental charge payable by the custodian or the ADR Depositary on any Statoil ADS or Statoil ADR, deposited security or distribution. If a Statoil ADS holder owes any tax or other governmental charge, the ADR Depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the Statoil ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the ADR Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the ADR Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the Statoil ADS holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

      If Statoil takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, sale of assets or other similar actions, then the ADR Depositary may, and will if Statoil asks it to:

•	distribute additional or amended Statoil ADSs,

•	distribute cash, securities or other property it has received in connection with such actions, or

•	sell any securities or property received and distribute the proceeds as cash.

      If the ADR Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each Statoil ADS will then represent a proportionate interest in such property.

Amendment and Termination

      Statoil may agree with the ADR Depositary to amend the deposit agreement and the Statoil ADSs without the consent of Statoil ADS holders for any reason. Statoil ADS holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, transfer or registration fees, cable, telex, or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of Statoil ADS holders. If a Statoil ADS holder continues to hold Statoil ADRs when an amendment has become effective such Statoil ADS holder is deemed to agree to such amendment.

      No amendment will impair your right to surrender your Statoil ADSs and receive the underlying securities except to comply with mandatory provisions of applicable law.

      The ADR Depositary will terminate the deposit agreement if Statoil asks it to do so. The ADR Depositary may also terminate the deposit agreement if the ADR Depositary has told Statoil that it would like to resign and Statoil has not appointed a new ADR Depositary bank within 60 days. In either case, the ADR Depositary must notify you at least 30 days before termination. After termination, the ADR Depositary’s only responsibility will be to (1) collect distributions on the deposited securities, (2) sell rights and other property, and (3) deliver Statoil ordinary shares and other deposited securities upon cancellation of Statoil ADSs. At any time after the expiration of one year from the termination date, the ADR Depositary may sell the deposited securities which remain and hold the net proceeds of such sales and any other cash it is holding under the deposit agreement, without liability for interest, in trust for the pro rata benefit of Statoil ADS holders who have not yet surrendered their Statoil ADRs. After making such sale, the ADR Depositary will have no obligation except to account for such proceeds and other cash. The ADR Depositary will not be required to invest such proceeds or pay interest on them. After termination, Statoil’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that Statoil agrees to pay.

Limitations on Obligations and Liability to Statoil ADS holders

      The deposit agreement expressly limits the obligations and liability of the ADR Depositary, Statoil and their respective agents. Neither Statoil nor the ADR Depositary nor any such agent will be liable if:

•	law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent or delay any act which the deposit agreement or the Statoil ADSs provide shall be done or performed by it or subject any such act to any civil or criminal penalty,

•	it is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement,

•	it exercises or fails to exercise discretion permitted under the deposit agreement or the Statoil ADR,

•	it performs its obligations specifically set forth in the deposit agreement without negligence or bad faith, or

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Statoil shares for deposit, any registered holder of Statoil ADSs or any other person believed by it to be competent to give such advice or information.

      In the deposit agreement, Statoil and The Bank of New York agree to indemnify each other under certain circumstances.

      The ADR Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

      The ADR Depositary may own and deal in deposited securities and in Statoil ADSs.

Disclosure of Interests

      Statoil ADS holders may be requested by Statoil to provide information to Statoil regarding the capacity in which they own their Statoil ADSs, the identity of any persons previously or currently interested in their Statoil ADSs and the nature of their interest. Statoil ADS holders agree to provide such information to the extent that it is available to them and can be disclosed under applicable law.

Requirements for ADR Depositary Actions

      Before the ADR Depositary will deliver or register a transfer of a Statoil ADS, make a distribution on a Statoil ADS, or permit withdrawal of shares, the ADR Depositary may require:

•	payment of stock transfer or other taxes or other governmental charge and transfer or registration fees charged by third parties for the transfer of any Statoil ordinary shares or other deposited securities,

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The ADR Depositary may refuse to deliver Statoil ADSs or register transfers of Statoil ADSs generally when the transfer books of the ADR Depositary, Statoil’s transfer books or the VPS System are closed or at any time if the ADR Depositary or Statoil thinks it advisable to do so.

Direct Registration System (DRS)

      In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depositary Trust Company (DTC). DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

      In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Books of the ADR Depositary

      The ADR Depositary or its agent will maintain a register at its offices for the registration, registration of transfer, combination and split-up of Statoil ADSs. Holders of Statoil ADSs may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

      The ADR Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of Statoil ADSs. These facilities may be closed from time to time when the ADR Depositary considers it expedient to do so.

Pre-Release of ADSs

      Unless requested in writing by Statoil to cease doing so, the deposit agreement permits the ADR Depositary to deliver Statoil ADSs or ADRs before deposit of the underlying Statoil ordinary shares. This is called a pre-release. The ADR Depositary may also deliver Statoil ordinary shares upon cancellation of pre-released Statoil ADSs (even if the Statoil ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Statoil ordinary shares are delivered to the ADR Depositary. The ADR Depositary may receive Statoil ADSs instead of Statoil ordinary shares to close out a pre-release. The ADR Depositary may pre-release only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made represents to the ADR Depositary in writing that it or its customer (i) owns the Statoil ordinary shares or Statoil ADRs to be deposited, (ii) assigns all beneficial right, title and interest in the Statoil ordinary shares or Statoil ADSs to the ADR Depositary, and (iii) will not take any action with respect to the Statoil ordinary shares or Statoil ADSs that would be inconsistent with the transfer of beneficial ownership,

•	the pre-release is fully collateralized with cash, U.S. government securities or other collateral that the ADR Depositary determines in good faith will provide substantially similar liquidity and security, and

•	the ADR Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the ADR Depositary will limit the number of Statoil ADSs that may be outstanding at any time as a result of pre-release, although the ADR Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

The ADR Depositary

      The Bank of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

COMPARISON OF SHAREHOLDER RIGHTS

      The following summary compares the rights of holders of Statoil ordinary shares and the holders of Norsk Hydro ordinary shares. This description is not intended to be a complete statement of the rights of Statoil and Norsk Hydro shareholders, but rather a brief comparison highlighting the similarities and differences between them. For a more comprehensive description of the rights of holders of Statoil ordinary shares, you should read the description of Statoil ordinary shares and Statoil ADSs included under “Item 10 — Additional Information — Memorandum and Articles of Association” in the Statoil 2006 Form 20-F incorporated by reference into this circular/prospectus, and the information contained under the captions “Description of Statoil’s Shares and Share Capital” and “Description of Statoil American Depository Shares” in this circular/prospectus. This description of similarities and differences is qualified in its entirety by reference to the articles of association for each of Statoil and Norsk Hydro and the Public Limited Companies Act of Norway.

      There are no material differences between the rights of holders of Statoil ADSs and Norsk Hydro ADSs, other than differences in the rights attaching to the underlying Statoil ordinary shares and Norsk Hydro ordinary shares described below. The ADR Depositary with respect to the Statoil ADSs is The Bank of New York. The ADR Depositary with respect to the Norsk Hydro ADSs is JPMorgan Chase Bank, N.A., through its nominee company, Morgan Guaranty Trust Company.

      Similarities. Except as otherwise described below, the rights associated with Statoil ordinary shares and Norsk Hydro ordinary shares are substantially similar, including the following:

Voting Rights — Each Statoil ordinary share and Norsk Hydro ordinary share has one vote and provides for the right to vote on the amendment of the articles of association and other corporate transactions, including the approval of a merger or demerger and authorization of an increase or reduction in share capital. Generally all matters to be voted on by shareholders must be approved by a majority of the votes cast by all ordinary shares present in person or represented by proxy at a general meeting. Certain actions, including the amendment of the articles of association, approval of a merger or demerger or an increase or reduction in share capital, must be approved by the affirmative vote of at least two-thirds of the votes cast at the general meeting and at least two-thirds of the share capital represented at the general meeting. Any amendment that would reduce any shareholder right in respect of dividend payments or rights upon liquidation, or restrict the transferability of shares, requires a majority vote of at least 90 per cent. Any amendment that would alter the legal relationship between shares that were previously equal in rights or make any shares redeemable needs the consent of all shareholders affected thereby.

Election of Directors — All members of Statoil’s board of directors and Norsk Hydro’s board of directors are elected by their respective corporate assembly.

Written Consent — Neither Statoil shareholders nor Norsk Hydro shareholders may take action by written consent under Norwegian law.

Reduction or Redemption of Share Capital — Each of Statoil and Norsk Hydro, upon authorization by its respective board of directors and shareholders, may reduce the company’s share capital by a redemption of ordinary shares or reduction in the nominal value of ordinary shares.

Dissolution, Liquidation and Winding Up — In the event of a dissolution, liquidation or winding up of Statoil or Norsk Hydro, shareholders of each company have the right to share ratably in all remaining assets after the liabilities have been paid.

VPS System — Both the Statoil ordinary shares and Norsk Hydro ordinary shares are registered in the Norwegian Verdipapirsentralen (Central Securities Depository), referred to as the VPS System.

      Differences. The following table highlights certain differences between the rights associated with Statoil ordinary shares and Norsk Hydro ordinary shares.

	Statoil Ordinary Shareholder Rights	Norsk Hydro Ordinary Shareholder Rights

Authorized Capital Stock:	The authorized capital stock of Statoil is 2,166,143,715 ordinary shares, each with a nominal value of NOK 2.50.	The authorized capital stock of Norsk Hydro is 1,286,455,455 ordinary shares, each with a nominal value of NOK 3.66.
Share Transfer Rights	The articles of association of Statoil do not contain a limitation on the right to transfer Statoil ordinary shares.	The board of directors may refuse to consent to the transfer of Norsk Hydro ordinary shares and may take other steps as necessary to prevent Norsk Hydro ordinary shares from being transferred in contravention of the restrictions under applicable Norwegian law.
Preferential Subscription Rights:	Under Norwegian law, Statoil ordinary shareholders have a preferential right to subscribe to issues of new shares unless waived by Statoil ordinary shareholders at a general meeting.	Under Norwegian law, Norsk Hydro ordinary shareholders have a preferential right to subscribe to issues of new shares unless waived by Norsk Hydro ordinary shareholders at a general meeting. However, if Norsk Hydro’s share capital is increased, and if Norwegian law permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by Norsk Hydro’s board of directors, for up to:
• 0.83 per cent of the increase for holders of the 83 unredeemed founder certificates, and
• 2.79 per cent of the increase for holders of the 4,343 unredeemed subscription certificates.
These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to Norsk Hydro.
Corporate Assembly:	Statoil’s corporate assembly consists of twelve members. At the annual general meeting, Statoil ordinary shareholders elect eight of the members. Four members are elected by and from the employees.	Norsk Hydro’s corporate assembly consists of eighteen members. At the annual general meeting, Norsk Hydro ordinary shareholders elect twelve of the members. Six members are elected by and from the employees.
Annual General Meeting Voting Rights Limitations:	Under Norwegian law, shareholders are entitled to attend and vote at a general meeting, either in person or by proxy.	Under Norwegian law, shareholders are entitled to attend and vote at a general meeting, either in person or by proxy. However, Norsk Hydro shareholders wishing to attend or vote at the annual general meeting must inform the company of this five days prior to the annual general meeting.

VALIDITY OF SECURITIES

      The validity under Norwegian law of the Statoil ordinary shares to be issued pursuant to the merger will be passed upon by Thommessen Krefting Greve Lund AS, Norwegian counsel to Statoil.

EXPERTS

      The consolidated financial statements of Statoil appearing in the Statoil 2006 Form 20-F, and Statoil management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young AS as set forth in their reports thereon, included therein, and incorporated herein by reference. Ernst & Young AS is an independent registered public accounting firm, and a member of The Norwegian Institute of Public Accountants. Their address is Oslo Atrium-Christian Frederiks Plass 6, Postboks 20, 0051 Oslo, Norway. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing.

      DeGolyer and MacNaughton, independent petroleum engineering consultants, performed an independent evaluation of proved reserves as of December 31, 2006 for Statoil’s properties. Their address is 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244. DeGolyer and MacNaughton has delivered to us its summary letter report describing its procedures and conclusions, a copy of which appears as Appendix A to the Statoil 2006 Form 20-F, which is incorporated herein by reference.

      The combined financial statements of Hydro Petroleum as of December 31, 2006 and for the year ended December 31, 2006 included in this circular/prospectus have been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report appearing herein, and are included in this circular/prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Their address is Karenslyst allé 20, Postboks 347 Skøyen, 0213 Oslo, Norway.

ENFORCEMENT OF CIVIL LIABILITIES

      Statoil is a public limited company incorporated under the laws of the Kingdom of Norway. All of its directors and senior management, and some of the experts named in this document, currently reside outside the United States. All or a substantial portion of its assets and the assets of these individuals are located outside the United States. As a result, it may not be possible for Statoil shareholders or ADS holders to effect service of process within the United States upon non-U.S. resident directors or upon Statoil, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Statoil. Furthermore, judgments of U.S. courts are not enforceable in Norway. Statoil may comply with a U.S. judgment voluntarily, but, if Statoil were not to do so, shareholders would have to apply to a Norwegian court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in Norway. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Kingdom of Norway.

HYDRO PETROLEUM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Norsk Hydro ASA

      We have audited the accompanying carve-out combined balance sheets of Hydro Petroleum as of 31 December 2006 and 2005, and the related combined statements of income, statements of comprehensive income, and cash flows for each of the three years in the period ended 31 December 2006. These carve-out combined financial statements are the responsibility of Hydro’s management. Our responsibility is to express an opinion on these carve-out combined financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Hydro Petroleum is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hydro Petroleum’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such carve-out combined financial statements present fairly, in all material respects, the financial position of Hydro Petroleum as of 31 December 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2006, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the financial statements, the carve-out combined financial statements also include certain allocations from Hydro. These allocations may not be reflective of the actual level of costs or debt which would have been incurred had Hydro Petroleum operated as a separate entity apart from Hydro. Hydro Petroleum also changed its method of accounting for the recognition of over/under funded status of retirement plans in 2006, contingent asset retirement obligations in 2005, and variable interest entities in 2004 to conform to newly adopted accounting principles.

Oslo, Norway, 29 March 2007
Deloitte AS

/s/ Deloitte AS

HYDRO PETROLEUM

CARVE-OUT COMBINED INCOME STATEMENTS U.S. GAAP
Combined statements of comprehensive income

		Year ended December 31,

Amounts in NOK million (except per share amounts)	Notes	As restated 2006	2005	2004

Operating revenues	5	95,138	80,806	66,238

Raw materials and energy costs		29,066	25,063	23,100
Payroll and related costs	4, 6, 19	5,604	4,586	4,326
Depreciation, depletion and amortization	5, 14, 15	13,263	10,310	10,315
Impairment losses	5, 14, 15	4,939	208	—
Other	6, 24	(2,151)	(1,175)	(1,282)

Operating costs and expenses		50,721	38,991	36,459

Operating income	5	44,417	41,814	29,778
Equity in net income of non-consolidated investees	5, 12	201	102	73
Financial income (expense), net	7, 10, 23	926	(2,073)	(716)
Other income (expense), net	5, 8	53	66	58

Income before taxes		45,597	39,909	29,193
Income tax expense	9	(35,213)	(28,972)	(20,891)

Net income		10,384	10,937	8,302

Basic and diluted earnings per share	3	8.40	8.70	6.50

Combined statements of comprehensive income1)
Net income		10,384	10,937	8,302
Minimum pension liability adjustment	3	6	(189)	68
Net investment hedge	3	—	—	—
Net foreign currency translation adjustments	3	(1,824)	375	(227)

Total other comprehensive income (loss), net of tax	3	(1,818)	186	(159)

Comprehensive income, net of tax		8,566	11,123	8,143

1)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)

The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM

CARVE-OUT COMBINED BALANCE SHEETS U.S. GAAP

		December 31,

Amounts in NOK million	Notes	2006	2005

Assets
Cash and cash equivalents	10	152	197
Short-term investments	10	1	6
Accounts receivable, less allowances of 127 and 146		11,280	11,170
Receivables from Norsk Hydro After Demerger	10	975	581
Inventories	11	2,277	1,601
Prepaid expenses and other current assets	11	8,661	9,454
Current deferred tax asset	9	2,610	1,714

Total current assets	5	25,956	24,722

Non-consolidated investees	12	1,675	2,213
Property, plant and equipment, less accumulated depreciation, depletion, amortization and impairment losses	14	93,818	93,568
Intangible assets	13, 15	3,271	3,089
Prepaid pension, investments and other non-current assets	13, 19	2,284	3,746
Deferred tax assets	9	1,142	259

Total non-current assets	5	102,190	102,874

Total assets	5	128,146	127,596

Liabilities and shareholders’ equity
Bank loans and other interest-bearing short-term debt	16	1,129	1,986
Current portion of long-term debt	18	17	189
Payables to Norsk Hydro After Demerger		145	776
Other current liabilities	17	35,073	29,822
Current deferred tax liabilities	9	341	96

Total current liabilities		36,706	32,868

Long-term debt	18	15,291	16,322
Accrued pension liabilities	19	3,903	2,273
Other long-term liabilities	20	12,835	9,121
Deferred tax liabilities	9	26,341	30,613

Total long-term liabilities		58,370	58,329

Other shareholders’ equity	3	37,164	36,782
Accumulated other comprehensive income (loss)	3	(4,093)	(383)

Shareholders’ equity	3	33,071	36,399

Total liabilities and shareholders’ equity		128,146	127,596

The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM

CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS U.S. GAAP

		Year ended December 31,

Amounts in NOK million	Notes	As restated 2006	2005		2004

Operating activities:
Net income		10,384	10,937		8,302
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and impairment losses	5	18,202	10,518		10,315
Equity in net income of non-consolidated investees	5, 12	(201)	(102)		(73)
Dividends received from non-consolidated investees		68	136		196
Deferred taxes	9	(4,093)	612		(1,250)
Loss on sale of non-current assets		689	9		53
Loss (gain) on foreign currency transactions	7	(862)	1,812		(909)
Net sales of trading securities		5	1		—
Other		174	303		275
Working capital changes that provided (used) cash:
Receivables		(274)	(2,630)		464
Inventories		(323)	(418)		(214)
Prepaid expenses and other current assets		948	(5,171)		(611)
Other current liabilities		4,171	6,824		4,624

Net cash provided by operating activities		28,888	22,831		21,172

Investing activities:
Purchases of property, plant and equipment		(15,845)	(13,267)		(10,563)
Purchases of other long-term investments		(2,969)	(16,847)		(125)
Proceeds from sales of property, plant and equipment		163	1,132	1)	691
Proceeds from sales of other long-term investments		1,250	151		83

Net cash used in investing activities		(17,401)	(28,831)		(9,914)

Financing activities:
Loan proceeds		—	746		7
Principal repayments		(736)	(730)		(5,203)
Cash provided by (transferred to) Norsk Hydro After Demerger		(10,789)	5,991		(6,126)

Net cash provided by (used in) financing activities		(11,525)	6,007		(11,322)

Foreign currency effects on cash and cash equivalents		(7)	—		(20)

Net increase (decrease) in cash and cash equivalents		(45)	7		(84)
Cash and cash equivalents at beginning of year		197	190		274

Cash and cash equivalents at end of year		152	197		190

Cash disbursements regarding interest (net of capitalized)		—	353		935
Income taxes		33,766	27,872		17,109

1)	In January 2005, Hydro Petroleum received approximately NOK 1.1 billion relating to the sale of its 10% ownership interest in Snøhvit in 2004, and that was reported as a short-term receivable within Other current assets as of December 31, 2004.

The accompanying notes are an integral part of the carve-out combined financial statements.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 1 Summary of significant accounting policies

Accounting principles for the Carve-Out Combined Financial Statements for Hydro Petroleum

Background — description of proposed transaction

      The Board of Directors of Norsk Hydro ASA (Norsk Hydro) and the Board of Directors of Statoil ASA (Statoil) have approved a merger plan that provides for the merger of Norsk Hydro’s petroleum activities (Hydro Petroleum) with Statoil. The merger presupposes a demerger of Norsk Hydro ASA. As part of the merger, a transfer will also take place of the ownership interests in a number of companies to be included in the merged company’s corporate structure, as well as a transfer of the ownership interests in certain other partly owned companies.

      The remainder of the activities of Norsk Hydro, and the ownership interests in the companies not included in the merger will be part of the Norsk Hydro Group’s continued operations (Norsk Hydro After Demerger).

      Upon completion of the merger, all assets and liabilities, rights and obligations included in Hydro Petroleum will be transferred to Statoil. In accordance with the Merger Plan, all cash and short-term investments held by the parent company are allocated to Norsk Hydro After Demerger. All debenture loans will be transferred to Hydro Petroleum. To achieve the agreed level of NOK 1 billion in net interest-bearing debt as of the January 1, 2007 financial effective date, a demerger receivable of NOK 18,196 million payable by Norsk Hydro After Demerger to Hydro Petroleum will be established as of the financial effective date. The transfer takes place by reducing the share capital of Norsk Hydro by reducing the par value of each share, while increasing the share capital of Statoil by issuing new shares as consideration to Norsk Hydro’s shareholders, resulting in the shareholders receiving 0.8622 shares in the merged company for each share owned in Norsk Hydro. Consideration in the form of shares shall not be issued for Norsk Hydro’s own shares.

      The financial effective date of the merger shall be January 1, 2007.

Basis for presentation

      The Hydro Petroleum carve-out combined financial statements have been derived from the accounts and records of the Hydro Petroleum businesses and operations as included in Norsk Hydro’s consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. To the extent items have been allocated, the principles and reasons for such allocations are described below.

      The carve-out combined financial statements include the historical operations, and assets and liabilities of Hydro Petroleum. The operations and companies of Hydro Petroleum are not identical with the operations reported as Oil & Energy in Norsk Hydro’s segment reporting. Where significant assets or operations previously reported as part of other segments are included in Hydro Petroleum, these operations are included in the carve-out combined financial statements. Hydro IS Partner (IS Partner), previously reported as part of Other Businesses is included in Hydro Petroleum. Similarly, assets and operations previously reported as part of Oil & Energy not included in Hydro Petroleum are excluded from the carve-out combined financial statements. The Power activities, previously reported as part of Energy and Oil Marketing within Oil & Energy are excluded from Hydro Petroleum. Previously unallocated assets, liabilities, expenses and income reported as part of Corporate and eliminations have been allocated between Hydro Petroleum and Norsk Hydro After Demerger as described below.

      These carve-out combined financial statements are prepared using the historical results of operations and historical basis of the assets and liabilities of Hydro Petroleum. Management believes the assumptions underlying the carve-out combined financial statements are reasonable. However, the carve-out combined financial statements as presented may not reflect what the results of operations, financial position and cash flows would have been had Hydro Petroleum been a stand-alone company during the periods presented, and may not be indicative of future performance.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

General and overhead costs

      The majority of costs originate in the individual business units. Costs related to shared services and corporate services, such as legal, IS/IT, human resources services and other, are charged to units based on services delivered in each period. General corporate overhead has been allocated between Hydro Petroleum and Norsk Hydro After Demerger. These costs are mainly related to general management, governance functions, accounting and investor relations, cash management, and finance functions. Total allocation to Hydro Petroleum constitutes NOK 267 million, NOK 329 million and NOK 223 million for the years 2006, 2005 and 2004, respectively. General and overhead costs are allocated based on the ratio of net values based on the assumption that previously unallocated costs primarily are related to holding functions and shareholder related activities, and as such cannot be related to activities in the businesses within the group. Management believes that allocation based on the relative value provides a reasonable allocation of these costs and expenses.

Cash and cash equivalents

      Norsk Hydro uses a centralized approach to cash management. As a result, the Hydro Petroleum operations have not had separate funds. Cash and cash equivalents in Norsk Hydro’s consolidated financial statements represent primarily cash held by the parent company. In the carve-out combined financial statements, cash balances held by subsidiaries of Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. No cash held by the parent company has been allocated to Hydro Petroleum.

Loans

      Norsk Hydro also uses a centralized approach to financing of its operations. As a result, the Hydro Petroleum operations have not had separate external financing. In the carve-out combined financial statements loans held by subsidiaries transferred to Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. Norsk Hydro’s debt has been allocated to Hydro Petroleum based on the historic funding requirements.

Financial income and expense

      Interest expense and currency gains and losses represent the actual cost of Hydro Petroleum’s debenture loans and other debt. Currency exposure is managed centrally based on Norsk Hydro’s total exposure. To the extent currency gains and losses are directly attributable to the units’ operating activities, the gains and losses are reported as part of the results of the relevant unit. Management’s review of the currency exposure in the group shows that the currency exposure is mainly driven by the currencies in which revenue and significant costs are denominated or determined in. Hydro Petroleum and Norsk Hydro After Demerger have sales and expenses in foreign currencies with similar patterns, where USD and EUR are the main transaction currencies. Management believes that an allocation method derived from revenues best represent the currency exposures within Norsk Hydro’s businesses.

Pension costs

      All Norwegian employees participate in a combined pension plan. The actual service cost, liabilities and assets associated with Hydro Petroleum employees and retired plan members are included in the carve-out combined financial statements.

Income Taxes

      Significant effects of tax consolidation of Hydro Petroleum’s taxable income in the various countries with the taxable income of the remaining part of Norsk Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for Hydro Petroleum has been

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

calculated in the carve-out combined financial statements in order to give an estimate of what the tax expense would have been if Hydro Petroleum was a separate company.

      However, the tax expense in the carve-out combined financial statements may not reflect what the tax expense would have been had Hydro Petroleum been a stand-alone company during the period presented.

Internal transactions and contracts

      Contracts between entities within Hydro Petroleum and Norsk Hydro After Demerger have been recognized as if they were contracts with unrelated parties at arms length. This includes sales and purchases of goods and services, and certain derivative instruments, primarily with currency and electricity underlying. Receivables and payables with Norsk Hydro After Demerger as counterparty are separately classified in the carve-out combined balance sheets, and represents trade receivable and payables and items related to capital transfers between legal entities. Such receivables and payables are netted to the extent they are of a financial nature.

Cash flow statement

      The carve-out combined statements of cash flows are based on the historical results of Hydro Petroleum’s business. The total cash generated by Hydro Petroleum is, for the purpose of these carve-out combined financial statements, assumed to have been used for servicing equity.

Summary of significant accounting policies

      Hydro Petroleum consists primarily of the Norsk Hydro segment Oil & Energy, excluding power activities, and IS Partner. The Oil & Energy segment of Norsk Hydro is an offshore producer of oil and gas. IS Partner provides information services to Norsk Hydro and external customers.

      The carve-out combined financial statements for Hydro Petroleum are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Financial statement preparation requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

Principles of combination

      Hydro Petroleum combines subsidiaries where Hydro Petroleum controls directly or indirectly more than 50 per cent of the voting interest. Hydro Petroleum combines variable interest entities (VIEs) when Hydro Petroleum is considered as the primary beneficiary based on contractual and risk-sharing arrangements. Variable Interest Entities (VIEs) are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All significant inter-company transactions and balances have been eliminated.

      Investments in companies (non-consolidated investees) in which Hydro Petroleum exercises significant influence are accounted for using the equity method. The equity method involves showing the investment at Hydro Petroleum’s share of the equity in the investee, including any excess values or goodwill. Hydro Petroleum’s share of net income, including depreciation and amortization of excess values, is included in Equity in net income from non-consolidated investees. Material unrealized profits resulting from transactions with an investee are eliminated.

      Significant influence normally exists when Hydro Petroleum has a substantial ownership interest of 20 to 50 per cent of the voting shares. Hydro Petroleum uses the equity method for a limited number of investees where Hydro Petroleum owns less than 20 per cent of the voting rights, based on an evaluation of the governance structure in each investee. In corporate joint ventures, special voting rights in some companies give each of the

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

partners decision rights that exceed what normally would follow from the ownership share. This may be in the form of a specified number of board representatives, in the form of a right of refusal on important decisions, or by requiring a qualified majority for all or most of the important decisions. Participation in joint ventures is accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participations in joint ventures in the upstream oil and gas business are accounted for using the pro-rata method.

      Hydro Petroleum reviews non-consolidated investees for impairment when indicators of a possible loss in value are identified. As Hydro Petroleum’s non-consolidated investees generally are not listed on a stock exchange or regularly traded, our impairment review for such investees can only in rare cases be based on market prices. Impairment indicators include such items as operating losses or adverse market conditions. The fair value of the investment is estimated based on valuation model techniques. If the estimated fair value of the investee is below Hydro Petroleum’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.

Business combinations

      Business combinations are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value as of the time of the acquisition. Any excess of the purchase price over the fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 per cent, the recorded amount of assets and liabilities acquired reflect only Hydro Petroleum’s relative share of excess values. For VIEs, the total fair value of assets and liabilities are recognized and any excess value attributable to non-controlling interests affects minority interests. See note 2 for a description of significant acquisitions and disposals during the past three years.

Exit costs

      Hydro Petroleum recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred, not at the commitment date of an exit plan. Termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed as of the date of employee notification.

Foreign currency translation

      The financial statements, including any excess values, of foreign operations are translated using the exchange rate at year-end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including the effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in other comprehensive income.

Foreign currency transactions

      Realized and unrealized currency gains or losses on transactions are included in net income. Similarly, unrealized currency gains or losses on assets and liabilities denominated in a currency other than the functional currency not qualifying for hedge accounting treatment are also included in net income.

Revenue recognition

      Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

the closing of the rebate period. In arrangements where Hydro Petroleum acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.

      Revenues from the production of oil and gas are recognized on the basis of the company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro Petroleum’s share of produced volumes and sold volumes is not material.

      Activities related to the trading of derivative commodity instruments, or related to the purchase or delivery of physical commodities on a widely recognized commodity exchange or delivery hub, as well as physical commodity swaps with a single counterparty, are presented on a net basis in the income statement, with the margin from trading recognized in operating revenues.

Cash and cash equivalents

      Cash and cash equivalents includes cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

Short-term investments

      Short-term investments include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro Petroleum’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recognized when earned.

Inventories

      Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the purchase price of the inventory. Abnormal amounts of idle facility expense, freight, handling costs, and wasted materials are recognized as expense in the current period.

Investments

      Investments include Hydro Petroleum’s portfolio of long-term marketable equity securities that are not combined or accounted for using the equity method. The portfolio is considered available-for-sale securities and is measured at fair value. Unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income. Other investment income is recognized when earned.

      Investments where a market value is not readily observable are recognized at cost. Investments are reviewed for impairment if indications of a loss in value are identified. Fair value of the investment is estimated based on valuation model techniques for non-marketable securities. When the estimated fair value of the investee is below Hydro Petroleum’s carrying value and the impairment is considered to be other than temporary, the investment is written down as impaired.

Exchanges of nonmonetary assets

      Nonmonetary transactions that have commercial substance are accounted for at fair value and any resulting gain or loss on the exchange is recognized in the income statement. A nonmonetary exchange has commercial substance if Hydro Petroleum’s future cash flows are expected to change significantly as a result of the exchange. Hydro Petroleum accounts for certain nonmonetary exchanges of oil and gas related assets at fair value and accounts for certain other nonmonetary exchanges of oil and gas producing assets where Hydro Petroleum has substantial continuing involvement without recognizing a gain or loss on the exchange.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Property, plant and equipment

      Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. If a legal obligation for the retirement of a tangible long-lived asset is incurred, the carrying value of the related asset is increased by the estimated fair value of the asset retirement obligation upon initial recognition of the liability.

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, as described in FASB Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and disposition of the asset or group of assets working together to create identifiable, relatively independent cash flows. If the carrying amount is not recoverable, a write-down (impairment) to fair value is recorded. In the event of a subsequent increase in the fair value of the impaired asset or group of assets, previously recognized impairment write-downs are not reversed.

      Capitalized interest Interest is capitalized as part of the historical cost of qualifying assets, and subsequently amortized over the estimated useful life of the asset.

      Leased assets Leases which provide Hydro Petroleum with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of the minimum lease payments or the fair value, if lower, and recorded as assets under Property, plant and equipment. The liability is included in Long-term debt. The capital leases are depreciated and the related liability reduced by the amount of the lease payment less the effective interest expense. All other leases are classified as operating leases and the lease payments are recognized as an expense over the term of the lease.

      Exploration and development costs of oil and gas reserves Hydro Petroleum uses the successful efforts method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the cost of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.

      Cost relating to acquired exploration rights are allocated to the relevant areas and capitalized, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately. All development costs for wells, platforms, equipment and related interest are capitalized. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro Petroleum uses future net cash flows to evaluate unproved properties for impairment, the improved reserves are risk adjusted before estimating future cash flows associated with those resources. Preproduction costs are expensed as incurred. See note 26 for additional information.

      Depreciation, depletion and amortization Depreciation and depletion expense includes the accretion of discounted asset retirement obligations. Oil and gas producing properties are depreciated individually using the unit-of-production method as proved developed reserves are produced. Unit-of-production depreciation rates are reviewed and revised whenever there is an indication of the need for a change in the rates and at a minimum all producing fields are reviewed at least once a year. Any revisions in the rates are accounted for prospectively.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

      Depreciation for tangible assets is determined using the straight-line method over the estimated useful life of the asset with the following rates:

Machinery and equipment	5-25 per cent
Buildings	2-5 per cent
Other	10-20 per cent

Asset retirement obligations

      Hydro Petroleum recognizes the estimated fair value of asset retirement obligations in the period in which it is incurred. Obligations for oil and gas installations are recognized when the assets are constructed and ready for production. Related asset retirement costs are capitalized as part of the carrying value of the long-lived asset and the liability is accreted for the change in its present value each reporting period. Liabilities that are conditional on a future event (e.g. the timing or method of settlement), whether under the control of Hydro Petroleum or not, are recognized if the fair value of the liability can be reasonably estimated. Asset retirement costs are depreciated over the useful life of the related long-lived asset.

Intangible assets

      Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight-line basis over their benefit period. Intangible assets determined to have an indefinite useful life are not amortized but are subject to impairment testing on an annual basis.

      Goodwill When a business is acquired, the purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Goodwill is not amortized, but is reviewed for impairment at a minimum on an annual basis and whenever indicators of possible impairment are observed. The impairment test requires that the fair value of the reporting unit be compared to the carrying value of the reporting unit. The fair value of the reporting unit is estimated using valuation techniques.

      Emission rights Hydro Petroleum accounts for Norwegian and EU government granted and purchased CO2 emission allowances at nominal value (cost) as an intangible asset. The emission rights are not amortized as they are either settled on an annual basis before year-end (matched specifically against actual CO2 emissions) or rolled over to cover the next year’s emissions; impairment testing is done on an annual basis. Actual CO2 emissions over the 95 per cent level granted by the government are recognized as a liability at the point in time when emissions exceed the 95 per cent level. Any sale of government granted CO2 emission rights is recognized at the time of sale at the transaction price.

Contingencies and guarantees

      Hydro Petroleum recognizes a liability for the fair value of obligations it has undertaken in issuing guarantees, including Hydro Petroleum’s ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. Contingencies are recognized in the financial statements when probable of occurrence and can be estimated reliably.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Oil and gas royalty

      Oil and gas revenue is recorded net of royalties payable in kind.

Shipping costs

      Shipping and handling costs are included in Other operating expenses. Shipping and handling costs invoiced to customers are included in Operating revenues.

Research and development

      Research and development costs are expensed as incurred. To the extent development costs are directly contributing to the construction of a fixed asset, the development costs are capitalized as part of the asset provided all criteria for capitalizing the cost are met.

Other income (expense), net

      Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as Other income and expense.

Income taxes

      Deferred income tax expense is calculated using the liability method in accordance with FASB Financial Accounting Standards No. 109 “Accounting for Income Taxes” (SFAS 109). Under this method, deferred tax assets and liabilities are measured based on the difference between the carrying value of assets and liabilities for financial reporting and their tax basis when such differences are considered temporary in nature. Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for the deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

      Hydro Petroleum recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.

Derivative instruments

      Hydro Petroleum applies FASB Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, when accounting for derivatives, as well as when determining whether contracts are derivatives. Derivative financial instruments are marked-to-market with the resulting gain or loss reflected in net financial expense, except when the instruments meet the criteria for hedge accounting. Derivatives are classified as short-term if their final maturity date is within 12 months of the balance sheet date. If Hydro Petroleum has master netting agreements, or the intention and ability to settle two or more derivatives net, they are presented net on the face of the balance sheet. Otherwise derivative contracts are presented gross at their fair value.

      Forward currency contracts and currency options are recognized in the financial statements and measured at fair value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).

      Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in Financial income (expense),

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

net. Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in Financial income (expense), net.

      Derivative commodity instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenue and/or operating cost, unless the instrument is designated as a hedge instrument and qualifies for hedge accounting.

      Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of the qualifying hedging instruments are offset in part or in whole by the corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in Other Comprehensive Income (OCI) until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period’s earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of hedged item are recognized currently in earnings.

      Energy contracts are accounted for according to EITF 02-3 Energy Contracts, and are recorded in the balance sheet at fair value unless those contracts qualify for the normal purchase or normal sale exemption. Energy contracts that do not meet the criteria of EITF 02-3 are treated as executory contracts with no gain or loss recognized prior to realization.

Share-based compensation

      Hydro Petroleum accounts for share-based compensation in accordance with FASB Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (SFAS 123(R)). At each reporting period, the fair value of any share-based compensation is measured using a Black-Scholes option-pricing model and compensation expense is accrued, pro-rata based on the fair value, over the service period.

      Costs related to employees engaged in Hydro Petroleum’s businesses have been charged to those units. Costs related to employees in corporate staffs and corporate managements have been allocated to Hydro Petroleum as part of the allocation of corporate costs. For additional information see note 4.

      Pro forma disclosures required by the predecessor accounting standard (SFAS 123) to illustrate the effect on net income and earnings per share for 2004 and 2005 have not been prepared for Hydro Petroleum, as the effect is not material.

Employee retirement plans

      Pension costs are calculated in accordance with FASB Statement of Accounting Standards No. 87 “Employers’ Accounting for Pensions” and FASB Statement of Accounting Standards No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 per cent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants. The funded status of a pension plan is measured as of December 31. Disclosures related to pension plans and other retirement benefits are in accordance with FASB Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) and FASB Statement No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” Hydro Petroleum recognizes the overfunded or underfunded status of defined benefit plans as an asset or liability in the statement of financial position, with changes in the funded status, net of tax recognized as Other comprehensive income.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Changes in accounting principles

Recognition of over/under funded status of retirement plans

      In September 2006 the FASB issued Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard is an amendment of FASB Statements No. 87, 88, 106 and 132(R). The standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Changes in the funded status are to be recognized through comprehensive income in the year in which changes occur. In accordance with SFAS 158 Hydro Petroleum is initially applying the requirement to recognize the funded status of a benefit plan and the additional disclosure requirements as of December 31, 2006. The impact of this requirement on the statement of financial position is material, see note 19 for additional information.

      SFAS 158 also mandates measurement of the funded status of a plan as of year-end, thus eliminating the previously allowed possibility for measurement within the last three months of the fiscal year. Adoption of a year-end measurement date is required by SFAS 158 for fiscal years ending after December 15, 2008, with early application encouraged. Hydro Petroleum is adopting the year-end measurement date requirement as of December 31, 2006. The impact of adopting the measurement date provisions is nil, as Hydro Petroleum’s policy for the measurement date for funded employee retirement plans has always been as of December 31.

Inventory counterparty purchases and sales

      During 2005 the FASB ratified the consensus reached by the EITF on Issue No. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (nonmonetary exchanges). The EITF also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Effective April 1, 2006 Hydro Petroleum implemented Issue No. 04-13 with no material impact. Issue No. 04-13 applies to any new arrangements entered into after the implementation date.

Accounting changes and error corrections

      In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). The standard applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements that do not specify a certain transition method. It generally requires retrospective application to prior periods’ financial statements for changes in accounting principles. Hydro Petroleum adopted SFAS 154 as of January 1, 2006. Hydro Petroleum did not have any accounting changes or error corrections within the scope of SFAS 154 during 2006.

Share-based payment

      In December 2004 the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment.” SFAS 123(R) requires all share-based payment plans to be recognized in the financial statements at fair value. Hydro Petroleum adopted SFAS 123(R) as of January 1, 2006. The impact of adopting SFAS 123(R) on Hydro Petroleum’s financial statements for 2006 is not material and the income statement cumulative effect of change in accounting principle is nil.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Asset retirement obligations

      In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations.” This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities even though the retirement of the asset is conditional on a future event. Hydro Petroleum adopted FIN 47 as of December 31, 2005. For Hydro Petroleum, the cumulative effect of the change in accounting principle related to FIN 47 was nil.

Inventory cost

      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 “Inventory Cost, an amendment of ARB 43, Chapter 4” (SFAS 151). The standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period charges rather than as a portion of the inventory cost. Hydro Petroleum adopted SFAS 151 as of July 1, 2005. The impact of adopting SFAS 151 on Hydro Petroleum’s carve-out combined financial statements has not been material.

Exchanges of nonmonetary assets

      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (SFAS 153). The statement amends APB 29 “Accounting for Nonmonetary Transactions”, FASB Statement of Financial Accounting Standards No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” and certain other standards. Hydro Petroleum implemented the provisions of SFAS 153 for nonmonetary exchange transactions as of January 1, 2005 with no material effect.

Suspended well cost

      Effective for reporting periods beginning after the issuance date of April 4, 2005, the FASB Staff Position No. FAS 19-1 “Accounting for Suspended Well Costs” provides guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Financial Accounting Standards Statement No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS 19) requires the cost of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. FSP FAS 19-1 amended SFAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met and additional disclosures provided. Hydro Petroleum has not recognized any changes to the amounts previously capitalized. See note 26 for additional information.

Combination of variable interest entities

      Effective January 1, 2004, Hydro Petroleum adopted FASB Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46(R)), which is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. These entities are referred to as variable interest entities or VIEs. FIN 46(R) provides guidance for determining which party retains the controlling financial interest in VIEs when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro Petroleum did not become involved with any new VIEs during the period January 31 to December 31, 2003 or have any interests in Special Purpose Entities (SPEs) as of December 31, 2003, implementation of the Interpretation was required as of March 31, 2004. As of year-end 2006, 2005 and 2004 Hydro Petroleum did not have any VIEs.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Contractual mineral rights

      The FASB issued FSP FAS 142-2 “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), to Oil- and Gas-Producing Entities” on September 2, 2004. This FSP is effective for the first reporting period beginning after the issuance date and clarifies that the costs for acquiring contractual mineral rights in oil and gas properties would continue to be recorded as those for tangible assets. It also addresses whether the scope exception within SFAS 142 for the accounting as prescribed in SFAS 19 extends to the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. The FSP concluded that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for such assets. The FSP confirms Hydro Petroleum’s current practice.

New pronouncements

Fair value option

      In February 2007 the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. SFAS 159 permits companies to choose to report eligible financial assets and liabilities at fair value, without having to apply complex hedge accounting provisions. The fair value option can be applied instrument by instrument and once chosen is irrevocable. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. Hydro Petroleum currently has very few financial instruments that are in scope for the fair value option, and the expected impact of SFAS 159 is minimal. Hydro Petroleum will implement SFAS 159 no later than January 1, 2008.

Fair value measurement

      In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but applies under other accounting pronouncements that require or permit fair value measurements. Hydro Petroleum is currently evaluating the accounting impact of SFAS 157 on the fair value measures that are recognized and/or disclosed in the carve-out combined financial statements. Hydro Petroleum will implement SFAS 157 no later than January 1, 2008.

Uncertainty in income tax positions

      In June 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions, an interpretation of FASB Statement No. 109” (FIN 48). This interpretation addresses the diversity in practice that has arisen, due to a lack of specific guidance in SFAS 109, related to the recognition, derecognition and measurement of income taxes. FIN 48 specifically clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold. Tax positions must meet a more-likely-than-not recognition threshold. The tax benefit is measured at the largest amount of benefit that is greater than 50 per cent likely of being realized upon ultimate settlement. Hydro Petroleum will implement FIN 48 as of January 1, 2007. Hydro Petroleum is currently evaluating the accounting impact but does not expect the adoption of FIN 48 to materially impact the results of operations or financial position.

Recognition of buy/sell arrangements

      In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the same

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

counterparty under a single contract or separate contracts entered into concurrently. The first issue, recently discussed by the EITF and now addressed by EITF 04-13, concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.

      Hydro Petroleum currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. Hydro Petroleum has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro Petroleum has concluded that net presentation on the income statement is a better representation of the underlying business purpose of certain contracts. As a result, effective January 1, 2005, these arrangements have been presented net in the income statement. These arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these contracts was NOK 1,449 million for 2004.

Restatement

      When preparing the carved-out combined financial statements for Hydro Petroleum, loans and related interest have been allocated to Hydro Petroleum from Norsk Hydro based on the historic funding requirements. This resulted in the Company’s capitalized interest exceeding interest expense for 2006. The 2006 interest expense in the carve-out combined financial statements has been adjusted to cover capitalized interest. This resulted in a reduction in net income of NOK 41 million for 2006. This adjustment did not affect the 2006 balance sheet of Hydro Petroleum or the 2006 earnings per share.

      The following tables summarize the effects of the restatement on the company’s carve-out combined income statement and cash flows for the year ended December 31, 2006.

	Carve-out Income Statement

	Year ended		Year ended
	December 31,		December 31,
	2006		2006
	As Previously		As
Amounts in NOK million	Reported	Adjustments	Restated

Financial income (expense), net	983	(57)	926
Income before taxes	45.654	(57)	45.597
Income tax expense	(35.229)	16	(35.213)
Net income	10.425	(41)	10.384

	Carve-out Combined Statements of Cash Flows

	Year ended		Year ended
	December 31,		December 31,
	2006		2006
	As Previously		As
Amounts in NOK million	Reported	Adjustments	Restated

Net income	10.425	(41)	10.384
Net cash provided by operating activities	28.929	(41)	28.888
Cash provided by (transferred to) Norsk Hydro After Demerger	(10.830)	41	(10.789)
Net cash provided by (used in) financing activities	(11.566)	41	(11.525)
Cash disbursements regarding interest (net of capitalized)	57	(57)	—

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 2 Business combinations and dispositions

      Subsequent to and during the three years ended December 31, 2006, Hydro Petroleum entered into the following significant business combinations and dispositions.

2006 Acquisitions

      No major acquisitions were agreed or completed during 2006.

2006 Dispositions

      In July 2006 Hydro Petroleum agreed to sell its 50 per cent ownership share in Hydro Texaco for a total consideration of NOK 1,064 million. The transaction was completed in October after approval of the relevant authorities, and resulted in a gain of NOK 53 million. The Hydro Texaco investment was included as a non-consolidated investee in Oil & Energy.

2005 Acquisitions

      In September 2005 Hydro Petroleum issued an offer to acquire Spinnaker Exploration Company (Spinnaker), a U.S. based public company. The acquisition substantially increased Hydro Petroleum’s presence and growth potential in the U.S. Gulf of Mexico. The transaction was completed December 13 after approval of Spinnakers shareholders and U.S. authorities, and is reflected in Hydro Petroleum’s combined results from that date. Spinnaker was engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. The consideration for all outstanding shares, including direct acquisition costs, amounted to NOK 16,534 million (USD 2,458 million).

      Assets acquired and liabilities assumed have been recognized at estimated fair value. The majority of the fair values are allocated to developed and undeveloped oil and gas properties. Seismic database licenses controlled by Spinnaker, and rights to acquire such licenses by paying a change of control fee have been allocated a combined value of around NOK 500 million, of which NOK 320 million relates to database licenses that Hydro Petroleum gained control of upon the acquisition. As Hydro Petroleum uses the successful effort method of accounting for oil and gas exploration, this part of the purchase price was expensed as Exploration expense at acquisition. The remaining net value of NOK 180 million was expensed as the rights to acquire the seismic database licenses were exercised during 2006. The allocation of purchase price was provisional, and adjustments were made as further information about the acquired assets and liabilities assumed became known through remaining planned analyses of expected reserves in oil and gas properties and their estimated fair value. Property, plant and equipment, including proved and unproved properties were downward adjusted by approximately NOK 800 million corresponding to around 4 per cent following detailed analyzes of the fair value of the acquired assets. The allocation resulted in recognition of goodwill. The main contributors to goodwill are the difference between nominal deferred tax and the present value of deferred tax, and certain seismic information not qualifying for separate recognition as intangible assets.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Allocation of purchase price:

Amounts in NOK million

Cash and cash equivalents	89
Other current assets	1,094
Property, plant and equipment	18,087
Goodwill	3,435
Short-term liabilities	(886)
Long-term liabilities	(5,284)

Estimated fair value of the net assets of Spinnaker	16,534

2005 Dispositions

      No major dispositions were agreed or completed during 2005.

2004 Acquisitions

      No major acquisitions were agreed or completed during 2004.

2004 Dispositions

      No major dispositions were agreed or completed during 2004.

Note 3 Combined shareholders’ equity

      For the purpose of the carve-out combined financial statements, Hydro Petroleum’s equity is presented as one class of equity, reflecting the fact that Hydro Petroleum has not been a separate legal entity and will not operate as a separate legal entity in the future. The Merger plan provides for direct transfer of assets, liabilities and activities included in Hydro Petroleum to Statoil ASA.

      For the purpose of calculating earnings per share, Hydro’s weighted average number of outstanding shares of 1,240,804,344 for 2006, 1,254,036,520 for 2005 and 1,272,057,165 for 2004 have been used. Hydro’s total number of outstanding shares was 1,226,175,885 shares as of December 31, 2006 and 1,250,692,320 as of December 31, 2005.

      Hydro Petroleum’s earnings in the prior periods do not directly affect changes in equity for the respective period, but are, for the purpose of the carve-out combined financial statements, included in transfers to or from Norsk Hydro After Demerger.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Accumulated shareholders’ equity

		Accumulated
	Other	other	Total
	shareholder’s	comprehensive	shareholders’
Amounts in NOK million	equity	income	equity

Balance December 31, 2003	17,553	(410)	17,143

Net income 2004	8,302		8,302
Transfers to Norsk Hydro After Demerger	(6,218)		(6,218)
Minimum pension liability		68	68
Hedge of net investment		—	—
Foreign currency translation		(227)	(227)

Balance December 31, 2004	19,637	(568)	19,069

Net income 2005	10,937		10,937
Transfers from Norsk Hydro After Demerger	6,208		6,208
Minimum pension liability		(189)	(189)
Hedge of net investment		—	—
Foreign currency translation		375	375

Balance December 31, 2005	36,782	(383)	36,399

Net income 2006 (As restated)	10,384		10,384
Transfers to Norsk Hydro After Demerger (As restated)	(10,002)		(10,002)
Minimum pension liability		6	6
Incremental impact of recognizing funded status of defined benefit pension plans and postretirement benefits		(1,891)	(1,891)
Foreign currency translation		(1,824)	(1,824)

Balance December 31, 2006	37,164	(4,093)	33,071

Components of total accumulated comprehensive income

	Net		Funded		Total
	unrealized	Minimum	status of	Net foreign	accumulated
	gain (loss)	pension	defined	currency	other
	investment	liability	benefit	translation	comprehensive
Amounts in NOK million	hedge	adjustment	pension plans	loss	income (loss)

Balance December 31, 2004	246	(95)	—	(720)	(568)
Balance December 31, 2005	246	(285)	—	(345)	(383)
Balance December 31, 2006	246	—	(2,170)	(2,169)	(4,093)

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Changes in other comprehensive income and related tax effects

	December 31, 2006			December 31, 2005			December 31, 2004

Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

Net investment hedge	—	—	—	—	—	—	—	—	—
Companies sold	—	—	—	—	—	—	—	—	—

Net investment hedge	—	—	—	—	—	—	—	—	—

Minimum pension liability adjustment	9	(3)	6	(263)	74	(189)	95	(27)	68

Foreign currency translation	(1,855)	—	(1,855)	375	—	375	(168)	—	(168)
Companies sold	31	—	31	—	—	—	(59)	—	(59)

Net foreign currency translation	(1,824)	—	(1,824)	375	—	375	(227)	—	(227)

Total change in other comprehensive income	(1,815)	(3)	(1,818)	112	74	186	(132)	(27)	(159)

Note 4 Remuneration and share-based compensation

      All information presented in this note is for Norsk Hydro, and has not been adjusted or carved-out to reflect remuneration or share-based compensation for Hydro Petroleum on a stand-alone basis. The Board of Directors’ remuneration is remuneration paid to the current Norsk Hydro board during 2006. The Norsk Hydro Corporate Management Board (CMB) information reflects the CMB composition as of December 31, 2006.

      Expenses related to executive management remuneration, including expenses related to share-based payment plans, have been allocated between Hydro Petroleum and Norsk Hydro After Demerger as part of the corporate cost allocation, to the extent such expenses have not been charged to the business areas as part of cost of services provided.

      The remaining information in this note is consistent with the information presented in the Norsk Hydro 2006 financial statements.

Board of Directors’ statement on Corporate Management Board remuneration

      In accordance with the Norwegian Public Limited Companies Act, allmennaksjeloven § 6-16a, the Board of Directors will prepare a separate statement related to the determination of salary and other benefits for the Corporate Management Board (CMB). The salary and benefits earned during 2006 are given below. The following guidelines for Corporate Management Board salary and benefits for the coming fiscal year will be presented to the General Assembly for their recommendations at the May 2007 annual meeting.

      The Norsk Hydro Corporate Management Board remuneration will, at all times, reflect the responsibilities placed on the board members related specifically to the management of Norsk Hydro, especially to Norsk Hydro’s breadth of operations, growth and sustainability. The determination of the level of total compensation, as well as the composition of the different elements of the total compensation package is, first and foremost, to be competitive within the Norwegian labor market, while at the same time reflecting Norsk Hydro’s increasingly international focus.

      Remuneration to the CMB consists of both fixed and variable elements. The fixed components of their remuneration are the base salary and other remuneration. Other remuneration consists of telephone, car and other similar benefits. The variable portion of total compensation at present consists of an annual bonus and share-based compensation in the form of share appreciation rights and a share rebate purchase plan. Remuneration also includes a pension plan and for the president and CEO a termination agreement.

      The annual bonus is determined based on the achievement of agreed financial targets and key performance indicators (KPIs) that are related to other targets and goals (non-financial in nature). The financial targets and

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

KPIs are established each year as part of the annual business planning specifically for each business area. The CMB maximum bonus is set at 25 per cent of annual salary (three months’ salary). The president and CEO has a maximum bonus of 50 per cent of annual salary (six months’ salary). Bonus payments are not included when determining pension or vacation pay.

      The president and CEO is entitled to retire at 60 years of age with a pension benefit representing around 65% of his base salary. In general, for all other members of the CMB, the retirement age is set at 65. Currently, two members of the CMB have a retirement age of 62 years of age. This is as a result of a previous agreement that was offered to about 50 executive managers, and is not specifically connected to their position on the CMB.

      The president and CEO has a termination package of three year’s salary and benefits. The president and CEO is the only member of the CMB that has such an agreement as part of his compensation package.

      The Board of Directors undertakes a yearly evaluation of the remuneration plan. This review includes evaluating any needed changes to the plan, as well as the effectiveness and functionality of the existing plan. The overall objective is to ensure that Norsk Hydro has a competitive compensation system, taking into account applicable legislation and the Ministry of Trade and Industry’s “Guidelines for Compensation in Companies with State Ownership” from December 2006, and which contributes to an increase in shareholder value and the future development of Norsk Hydro.

Board of Directors’ remuneration

      Remuneration to the Board of Directors consists of the payment of fees, and is based on the number of board meetings per year combined with the position of the board member and specific board committee appointments. Board fees for 2006 as well as any outstanding loans and share ownership as of December 31, 2006 are shown in the table below. Norsk Hydro did not have any guarantees made on the behalf of any of the board members during 2006.

		Outstanding	Number of
Board member	Board fees1)	loans1)2)	shares3)

Jan Reinås	490	—	—
Borger A. Lenth4)	161	—	720
Elisabeth Grieg	354	—	30,400
Håkan Mogren	255	—	—
Ingvild Myhre4)	94	—	—
Kurt Anker Nielsen	351	—	—
Grete Faremo5)	159	—	—
Lena Olving5)	213	—	—
Geir Nilsen6)	239	233	465
Terje Friestad6)	320	28	1,370
Sten Roar Martinsen6)	239	—	75

Total Board fees	2,875

1)	Amount in NOK thousands.

2)	Geir Nilsen’s loan is at an interest rate of 3.5-4.1 per cent and has a repayment period of 3.5 years. Terje Friestad’s loan is at an interest rate of 4.1 per cent and has a repayment period of 1.5 years. Both loans are extended to the board members under an employee benefit scheme applicable to all employees in Norway. Since their election to the Board of Directors, there have been no modifications to the loan agreements. No additional credit has been extended after election to the Board of Directors. The payment plan schedule has remained the same, and all payments have been made in a timely fashion. The loans are not in default.

3)	Number of shares includes any related party share holdings, in addition to shares held directly by the board member.

4)	Board member until May 18, 2006.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

5)	Board member as of May 19, 2006.

6)	Employee representative on the board elected by the employees in accordance with Norwegian company law. As such, these three individuals also are paid regular salary, remuneration in kind and pension benefits that are not included in the table above.

Corporate Management Board Remuneration

      Norsk Hydro has a compensation system for top management consisting of three elements, fixed salary, performance-related bonus and share-based compensation (share appreciation rights). The fixed salary, or base pay, reflects the continuous performance of management and is in line with Norsk Hydro’s general policies for the determination of base pay. The annual bonus scheme is linked to the achievement of targets in the business plans for the various units. The intention of the share-based compensation plan is to provide management an incentive to focus on the long-term creation of shareholder value and, in addition, places importance on these executives having an ownership interest in the company.

      The president and CEO is entitled to retire at 60 years of age with a pension benefit representing around 65% of his base salary. In the event that employment of Eivind Reiten terminates for reasons other than serious misconduct, he has the right to salary for a three-year period, but not to extend beyond 60 years of age. Norsk Hydro’s obligation can be reduced by salary received or pension rights accrued from other sources. Out of the other members of the Corporate Management Board, two members have a retirement age of 62 years of age, and four members have a retirement age of 65 years of age.

      An employees’ bonus is limited to a maximum of one-twelfth of their annual salary. For approximately 100 managers with substantial responsibility for performance, their bonus is limited to a maximum of two-twelfths of their annual salary. For top management, approximately 35 managers, their bonus is limited to a maximum of one-fourth of their annual salary. For the president, the upper limit of the bonus is one-half of his annual salary. It is the actual improvements of Norsk Hydro’s activities that is measured and rewarded.

      Corporate management board salaries, exercise of SARs, remuneration in kind, bonus for 2005 paid in 2006, and the estimated increase in the value of their pension benefits for 2006, as well as any loans outstanding as of December 31, 2006 are shown in the table below. Norsk Hydro did not have any guarantees made on the behalf of any of the corporate management board members during 2006.

					Estimated
					change in
					value of
		Exercise of	Remuneration		pension	Outstanding
Corporate management board	Salary1) 2)	options1) 3)	in kind1) 2)	Bonus1) 4)	benefits5)	loans1) 6)

Eivind Reiten	4,888	4,407	252	1,500	6,182	—
John Ove Ottestad	2,677	3,532	227	520	3,154	—
Jon-Harald Nilsen7)	234	—	17	443	2,413	135
Tore Torvund	3,350	8,379	225	582	3,329	—
Hilde Merete Aasheim8)	1,808	—	135	—	1,893	—
Svein Richard Brandtzæg9)	3,912	1,923	91	—	9,065	309
Torstein Dale Sjøtveit10)	1,892	1,932	119	—	5,912	427
Cecilie Ditlev-Simonsen11)	143	—	11	—	1,846	—

1)	Amounts in NOK thousands.

2)	Salary disclosed for Jon-Harald Nilsen, Svein Richard Brandtzæg, Torstein Dale Sjøtveit and Cecilie Ditlev-Simonsen is the actual amount paid during 2006 for the months served on the corporate management board. Remuneration in kind is pro-rata based on the actual number of months in 2006 they were on the corporate management board.

3)	Disclosure is not given for corporate management board members who exercised options prior to their appointment to the corporate management board (Cecilie Ditlev-Simonsen), or after stepping down from the corporate management board (Jon-Harald Nilsen). Eivind

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Reiten exercised 40,000 options on August 1, 2006 at an exercise price of NOK 64.32. John Ove Ottestad exercised 32,620 options on August 1, 2006 at an exercise price of NOK 66.23. The average share price of the five trading days preceding August 1, 2006 was NOK 174.50. On December 27, 2006, Tore Torvund exercised 32,620 options at an exercise price of NOK 66.23 and 35,000 options at an exercise price of NOK 64.32. The average share price of the five trading days preceding December 27, 2006 was NOK 189.15. Svein Richard Brandtzæg exercised 17,500 options on August 15, 2006 at an exercise price of NOK 64.32. The average share price of the five trading days preceding August 15, 2006 was NOK 174.20. Torstein Dale Sjøtveit exercised 17,500 options on August 2, 2006 at an exercise price of NOK 64.32. The average share price of the five trading days preceding August 2, 2006 was NOK 174.70.

4)	Bonus is the amount paid in 2006 for corporate management board services rendered during 2005, including any payments made to individuals after leaving the corporate management board. Any bonus paid prior to appointment to the corporate management board, for services rendered in 2005 while not on the corporate management board, are not disclosed.

5)	The estimated change in the value of pension benefits reflects both the effect of earning an additional year’s pension benefit and the adjustment to present value of previously earned pension rights. For all individuals listed in the table, this is the estimated change from January 1, 2006 to December 31, 2006. The estimated change in the value of the pension benefit is calculated as the increase in Projected Benefit Obligations (PBO) calculated with stable assumptions. As such, the number includes both the annual accrual of pension benefits and the interest element related to the total accrued pension benefits.

6)	The loans to Jon-Harald Nilsen, Svein Richard Brandtzæg and Torstein Dale Sjøtveit were extended under an employee benefit scheme applicable to all employees in Norway. The loan to Jon-Harald Nilsen was entered into prior to July 30, 2002. The loan has an interest rate of 3.5 per cent and a repayment period of 6.5 years. The loan to Svein Richard Brandtzæg has an interest rate of 3.5-4.1 per cent and a repayment period of 10 years. The loan to Torstein Dale Sjøtveit has an interest rate of 4.1 per cent and a repayment period of 4 years. The loans to Svein Richard Brandtzæg and Torstein Dale Sjøtveit were extended to them prior to their appointment on the corporate management board. Related to the loans outstanding to Svein Richard Brandtzæg and Torstein Dale Sjøtveit, since their appointment to the Corporate Management Board in 2006, there have been no modifications to their loan agreements. No additional credit has been extended post appointment and the payment plan schedule has remained the same. Payments have been made in a timely fashion and the loans are not in default.

7)	Jon-Harald Nilsen stepped down from the corporate management board on February 1, 2006.

8)	Hilde Merete Aasheim stepped down from the corporate management board on January 16, 2007.

9)	Svein Richard Brandtzæg was appointed as a member of the corporate management board on February 1, 2006.

10)	Torstein Dale Sjøtveit was appointed as a member of the corporate management board on April 1, 2006.

11)	Cecilie Ditlev-Simonsen was appointed as a member of the corporate management board on December 5, 2006.

Executive management share-based compensation

      Norsk Hydro has granted executive management share appreciation rights (SARs) during the years 2002-2006. The awards were granted to approximately 30 Norsk Hydro executives each year, including the president and CEO and members of the corporate management board.
      In June 2006 the Board of Directors approved the 2006 Executive Stock Option Plan for corporate officers and certain key employees, authorizing 705,000 share appreciation rights. On July 1, 2006, 31 Norsk Hydro executives were granted a total of 705,000 SARs, with a vesting period of 3 years, an exercise period of 3 years and an exercise price of NOK 175.00 when the market price was NOK 165.00.

      Upon exercise, the option holder receives a cash payment equal to the difference between the exercise price and the average market price of the Company’s stock for the five trading days previous to exercise date (gross cash proceeds). All option holders are restricted from exercising options that will result in gross cash proceeds upon exercise per calendar year that exceed the option holder’s annual base salary. This restriction applies to options granted in 2004 and later. All granted options that have not been exercised are forfeited if the option holder resigns from the company. Upon retirement or dismissal from the company as a result of redundancy or reorganization, all granted SARs immediately vest and are exercisable over the next 12 months, contingent on the salary restriction per calendar year as mentioned above.

      In order to remain eligible to exercise vested SARs in the future and to receive new grants, plan participants are required to convert the net after-tax value of exercised SARs into an equivalent value of Norsk Hydro shares. All net proceeds from the exercise of the SARs must be converted into Norsk Hydro share ownership until, at a minimum, a share value holding of between 50 per cent and 200 per cent of their annual salary is achieved. The

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

minimum share holding is established based on management position, with the president and CEO required to maintain 200 per cent of base pay, members of the corporate management board required to maintain 100 per cent of salary and all other plan participants required to maintain an investment value in Norsk Hydro shares equal to 50 per cent of their salary.

      The SAR vesting schedule for the 2003 plan was based on total shareholder return. If shareholder return was less than 12 per cent between the grant date and vesting date, none of the granted options would be vested. If the shareholder return was between 12 per cent and 20 per cent over the vesting period, the corresponding percentage of options that vested would increase linearly between 20 per cent and 100 per cent. On June 30, 2006, the vesting date for the 2003 SARs, the total shareholder return target of 20 per cent was met, and all 487,500 options outstanding were vested 100 per cent. SARs granted in 2004-2006 do not have any performance related vesting requirement.

      SAR activity during 2006, as well as SARs outstanding as of year-end and share ownership as of December 31, 2006 for the corporate management board is given in the table below.

							Weighted
							Average
							Exercise
							Price of
							SARs	Intrinsic
		SARs	SARs		SARs	SARs	outstanding	Value of	Number of
	SARs	Granted	Vested in	SARs	Exercised	Outstanding	as of	outstanding	shares held
	12.31.20051)	07.01.2006	2006	forfeited2)	in 2006	12.31.2006	12.31.2006	options3)	12.31.20064)

Eivind Reiten	200,000	75,000	50,000	0	40,000	235,000	128.67	15,234,300	68,395
John O. Ottestad	167,620	50,000	35,000	0	32,620	185,000	118.82	13,816,300	41,380
Jon-Harald Nilsen5)	167,620	17,500	35,000	0	32,620	152,500	106.84	13,215,050	6,540
Tore Torvund	167,620	50,000	35,000	0	67,620	150,000	131.53	9,295,000	38,580
Hilde Aasheim6)	0	50,000	0	0	0	50,000	175.00	925,000	75
Svein Richard Brandtzæg7)	52,500	50,000	17,500	0	17,500	85,000	148.15	3,854,500	8,790
Torstein Dale Sjøtveit8)	52,500	50,000	17,500	0	17,500	85,000	148.15	3,854,500	6,990
Cecilie Ditlev-Simonsen9)	35,000	12,500	10,000	0	10,000	37,500	131.53	2,323,750	4,085

1)	Previously reported SAR amounts have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

2)	No SARs were forfeited in 2006 as SARs granted in 2003 vesting in 2006 achieved the total shareholder return target.

3)	Share price December 31, 2006 less exercise price multiplied by the number of SARs outstanding as of year-end.

4)	Number of shares held includes related party share holdings as of December 31, 2006, in addition to the shares held directly by the corporate management board member.

5)	Jon-Harald Nilsen stepped down from the corporate management board on February 1, 2006.

6)	Hilde Merete Aasheim joined Norsk Hydro as a member of the corporate management board on October 1, 2005 and stepped down from the corporate management board effective January 16, 2007.

7)	Svein Richard Brandtzæg joined the corporate management board February 1, 2006.

8)	Torstein Dale Sjøtveit joined the corporate management board April 1, 2006.

9)	Cecilie Ditlev-Simonsen joined the corporate management board December 5, 2006.

     SAR compensation expense is remeasured each reporting period at fair value using a Black-Scholes option valuation model, and accrued pro-rata over the vesting period. Pre-tax SAR compensation expense recognized in 2006 was NOK 98 million and as of December 31, 2006 the accrued liability for the SARs was NOK 109 million. Cash paid during the year upon exercise of options totalled NOK 55 million. Prior to the adoption of SFAS 123 (R) on January 1, 2006, the accrued expense related to the SARs was measured using the intrinsic

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

method. The accrued liability as of December 31, 2005 and 2004 was NOK 66 million and NOK 11 million, respectively. Cash paid during 2005 upon exercise of options totalled NOK 22 million. No options were vested and exercisable during 2004. Pre-tax SAR compensation expense was NOK 77 million and NOK 11 million for 2005 and 2004, respectively. See also Note 1 for comparative pro forma information.

      The fair value at grant date is measured using a Black-Scholes option pricing model. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Norsk Hydro’s SARs may have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. Information related to the measurement of the SAR fair value at grant date using the Black-Scholes model is given below, including the assumptions that were used to estimate the option fair value at grant date for the SARs granted in 2006, 2005 and 2004:

Fair value at grant date

	2006	2005	2004

Expected option life at grant date	3.5	3.5	3.3
Risk-free interest rate	3.93%	2.48%	3.05%
Expected volatility	27.67%	25.45%	26.26%
Expected dividend per share	4.00	4.00	4.00
Estimated weighted average fair value per option, NOK	31.97	18.64	11.72
Fair value of total options granted during fiscal year, NOK thousands	22,536	10,999	7,327

1)	The disclosure of the fair value at grant date is for information purposes only, as Norsk Hydro’s options are cash settled. Norsk Hydro accrues SAR expense based on the current fair value, pro-rata over the vesting period. Upon exercise, the total expense recognized over the life of the option is limited to the cash paid.

     As of December 31, 2006, 1,987,500 SARs were outstanding, with a remaining average contractual life of 4.3 years and an aggregate intrinsic value of NOK 130 million. Of the total number of SARs outstanding at year-end, 175,000 are vested with a remaining life of 1.5 years and an intrinsic value as of December 31, 2006 of NOK 23 million. Information related to SAR activity during 2006, 2005, and 2004 is given in the table below.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

		Weighted
		average	Exercise
		exercise	Price at	Market Price at		Exercise
Share Appreciation Rights1)2)	Options	price (NOK)	Grant Date	Grant Date3)	Vesting period	period

Outstanding January 1, 2004	1,362,500	69.20
Granted September 9, 2004	625,000		95.20	89.30	09.09.2004 - 06.30.2007	07.01.2007 - 06.30.2010
Exercised	—
Forfeited	(412,500)	78.08
Expired

Outstanding December 31, 2004	1,575,000	77.14

Exercisable December 31, 2004	—

Granted July 1, 2005	590,000		124.40	120.60	07.01.2005 - 06.30.2008	07.01.2008 - 06.30.2011
Exercised	(314,550)	66.23
Forfeited4)	(48,950)	65.55
Expired	—

Outstanding December 31, 2005	1,801,500	94.83

Exercisable December 31, 2005	116,500	66.23

Granted July 1, 2006	705,000		175.00	165.00	07.01.2006 - 06.30.2009	07.01.2009 - 06.30.2012
Exercised5)	(436,500)	68.48
Forfeited6)	(82,500)	114.17
Expired	—

Outstanding December 31, 2006	1,987,500	128.26

Exercisable December 31, 2006	175,000	64.32

1)	All SARs granted and then canceled or exercised related to the 2004 Yara demerger are not included in this table.

2)	Previously reported number of options, exercise prices and market prices have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

3)	Close of day share prices, adjusted for changes in group structure, as appropriate.

4)	SARs granted in 2002 totaling 31,450 (6.8 per cent of total number options granted) were forfeited as of June 30, 2005. SARs were forfeited as the total shareholder return target was not met during the vesting period.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

5)	Includes exercise of 2004 and 2005 granted SARs that vested upon retirement.

6)	SARs granted in 2003 vested at 100% as the total shareholder return target of 20% over the vesting period was met. SARs forfeited in 2006 relate to option holders terminating their employment with Norsk Hydro.

United Kingdom employee share-based compensation

      In 1988, Norsk Hydro established a stock option share purchase program for employees in the United Kingdom. The stock option purchase program is organized in an independent trust. The trust acquired shares in the market at the time the options were granted. The last options were granted in July 2002 and the program will be operational until July 2012, when the last remaining options expire. The program consists of three different schemes following amendments to the original scheme rules.

      Each year the employees were given the option to acquire a limited number of shares at a fixed price during a period from the third to the tenth year from the grant date. The exercise price of the shares equals the share price at the time the options were granted. At year-end 2003, 999,485 options were outstanding and the trust kept a balance of 1,053,245 shares. During 2004, 520,600 options were exercised and 41,370 options expired. At year-end 2004 437,515 options were outstanding and the trust’s balance of shares at December 31, 2004 was 614,580. During 2005, 257,965 options were exercised and 4,965 options expired. At year-end 2005, 174,585 options were outstanding and the trust’s balance of shares at December 31, 2005 was 614,580. As of December 31, 2006 143,970 options were outstanding and the trust’s balance of shares was 614,580. Activity during 2006 is given in the table below.

	Average Number
	of Shares	Strike Price (NOK)1)

Options outstanding as of December 31, 20052)	174,585	67.49
Options Exercised during 2006	26,985	72.25
Options Expired during 2006	3,630	78.07
Options Outstanding as of December 31, 2006	143,970	70.66

1)	Presentation in NOK is based on a translation from GBP using the December 29, 2006 exchange rate of 12.268 (unaudited).

2)	Previously reported options outstanding and strike price have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

Employee share purchase plan

      Norsk Hydro has established a subsidized share-purchase plan for employees in Norway. The plan payout is based on share price performance and is therefore share-based compensation. Under the plan, Norsk Hydro employees receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro ASA, which corresponds to a 20 per cent discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12 per cent in the period from January 1 to December 31 (the measurement period), employees receive an additional rebate of NOK 4,500, for a total rebate of NOK 6,000. The total rebate of NOK 6,000 corresponds to a 50 per cent discount from the market price. Employees are eligible to receive an offer to purchase shares under this plan if they are 1) employed by Norsk Hydro ASA or a 90 per cent or more owned Norwegian subsidiary, and 2) are employed as of December 31 through the date of the offer of the share-purchase (typically late February or early March of the following year).

      Details related to the employee share purchase plan are given in the table below. Shares related to the January 1, 2006 — December 31, 2006 performance period were offered to employees in March 2007 and distributed during the second quarter of 2007.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Performance	01.01.2006 -	01.01.2005 -	01.01.2004 -	01.01.2003 -
Measurement Period	12.31.2006	12.31.2005	12.31.2004	12.31.2003

				(unaudited)
Total shareholder return performance target achieved	≥12%	≥12%	≥12%	≥12%
Employee rebate, NOK	6,000	6,000	6,000	6,000
Employee rebate, per cent	50%	50%	50%	50%
Award share price, NOK1)	—	77.77	52.05	42.45
Total number of shares issued to employees1)	—	755,250	1,168,170	1,425,760
Compensation expense related to the award, NOK thousands	—	58,736	60,803	60,524

1)  Previously reported award share price and total number of shares issued to employees have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

Note 5 Operating and geographic segment information

      Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.

      The management approach to segment reporting resulted in the identification of the following segments: Exploration and Production, which is the same as Norsk Hydro’s current sub-segment, Energy and Oil Marketing, which is Norsk Hydro’s current sub-segment Energy and Oil Marketing less the power activities, and IS Partner, which is the IS/ IT support functions serving primarily Norsk Hydro but also to some extent former Norsk Hydro units and other customers. Unallocated corporate cost consists primarily of the carved-out share of Norsk Hydro’s corporate cost.

      Exploration and Production is responsible for Hydro Petroleum’s oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro Petroleum’s commercial operations in the oil and natural gas markets, Hydro Petroleum’s share of natural gas transportation systems, as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.

Operating Segment Information

      Hydro Petroleum’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes two measures of segment results, “Operating Income” and “Adjusted EBITDA” which both are regularly reviewed by senior management. “Operating Income” is defined in accordance with the Norwegian Accounting Act, and is consistent with the same measure for the Group. The segment measures are an integral part of Norsk Hydro’s steering model. Management makes regular use of both these measures to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views the combination of these measures, in combination with other reported measures, as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation compared to relying on one of the measures.

      Hydro Petroleum defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”. Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro Petroleum’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro Petroleum has chosen to include interest income in Adjusted EBITDA.

      Norsk Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is not presented for the segments.

      Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Transfers of businesses or assets within or between Norsk Hydro’s segments are not considered to be intersegment sales, and are reported without recognizing gains or losses. Results of activities considered incidental to Hydro Petroleum’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the operating segments are included in Corporate and Eliminations.

      The accounting policies of the operating segments reflect those described in the summary of significant accounting policies in Note 1 to Hydro Petroleum’s carve-out combined financial statements, with the following exceptions: Certain internal commodity contracts may meet the definition of a derivative under SFAS 133. However, Hydro Petroleum considers these contracts as sourcing of raw materials or sale of own production even though contracts for various reasons include clauses that meets the definition of a derivative. Such internal contracts are accounted for as executory contracts. Also certain internal contracts may contain lease arrangements that qualify as capital leases. However, Norsk Hydro management has allocated the responsibility for assets to a segment, and this allocation is reflected in the segment reporting even though contract clauses may indicate that another segment leases the assets under a capital lease arrangement. Costs related to certain pension schemes covering more than one segment are allocated to the operating segments based on either a premium charged by the scheme (UK) or a charge based on estimated service cost (Norway). Any difference between these charges and pension expenses measured in accordance with GAAP is included in Corporate and Eliminations. Similarly, a pension liability or prepaid pension expense for these defined benefit plans is reported on an unallocated basis as part of Corporate and Elimination.

	External revenues			Internal revenues			Total operating revenues

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	21,006	18,389	13,543	55,942	45,996	35,588	76,948	64,385	49,131
Energy and Oil Marketing	72,688	60,820	50,227	2,094	5,006	2,984	74,781	65,826	53,211
IS Partner	257	275	218	1,142	996	1,112	1,398	1,270	1,330
Corporate and Elimination1)	72	—	—	(58,062)	(50,676)	(37,435)	(57,990)	(50,676)	(37,435)

Total	94,022	79,483	63,988	1,116	1,322	2,250	95,138	80,806	66,238

	Depreciation, depletion and						Operating income (loss)
	amortization2)			Other operating expenses			before fin. and other income

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	17,417	9,970	9,761	18,179	13,815	11,004	41,352	40,600	28,366
Energy and Oil Marketing	734	509	519	71,655	62,865	50,784	2,393	2,452	1,909
IS Partner	51	39	35	1,295	1,144	1,248	52	87	47
Corporate and Elimination1)	—	—	—	(58,610)	(49,351)	(36,891)	620	(1,325)	(544)

Total	18,202	10,518	10,315	32,519	28,474	26,145	44,417	41,814	29,778

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Equity in net income
	non-consolidated			Other income
	investees			(expense), net			Adjusted EBITDA

NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration and Production	7	6	4	—	—	—	58,804	50,615	38,180
Energy and Oil Marketing	196	97	71	53	66	58	3,490	3,173	2,603
IS Partner	—	—	—	—	—	—	103	126	82
Corporate and Elimination1)	(2)	(2)	(2)	—	—	—	617	(1,274)	(594)

Total	201	102	73	53	66	58	63,015	52,640	40,271

1)	Eliminations Oil & Energy includes elimination of unrealized gains and losses on gas contracts with a gain of NOK 1,335 million in 2006, loss of NOK 739 million in 2005 and gain of NOK 144 million in 2004.

2)	Depreciation, depletion and amortization includes impairment losses.

	Current Assets1)		Non-current Assets		Assets1)

NOK million	2006	2005	2006	2005	2006	2005

Exploration and Production	16,174	14,871	87,839	87,556	85,816	82,718
Energy and Oil Marketing	12,823	14,967	16,197	16,688	29,019	31,655
IS Partner	198	121	356	329	554	450
Corporate and Elimination	(3,238)	(5,236)	(2,201)	(1,699)	12,757	12,774

Total	25,956	24,722	102,190	102,874	128,146	127,596

	Non-consolidated
	investees2)		Segment debt3)		Investments4)

NOK million	2006	2005	2006	2005	2006	2005

Exploration and Production	54	52	12,177	10,101	20,742	33,852
Energy and Oil Marketing	1,578	2,137	10,090	12,568	1,521	1,929
IS Partner	—	—	190	207	62	76
Corporate and Elimination	43	23	(4,185)	(5,013)	—	—

Total	1,675	2,213	18,273	17,863	22,325	35,857

1)	Current assets and assets exclude internal cash accounts and accounts receivables related to group relief.

2)	Non-consolidated investees comprises investments and advances, see note 12.

3)	Segment debt is defined as short-term interest from liabilities excluding income tax payable and short-term deferred tax liabilities.

4)	Additions to property, plant and equipment plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Assets			Long-lived Assets			Investments

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Norway	90,280	86,731	79,428	71,606	68,909	65,451	13,372	12,329	9,894

Sweden	2,492	2,511	2,468	435	418	460	99	66	77
The Netherlands	850	2,147	1,577	255	666	780	—	1	4
Germany	331	322	361	263	246	244	—	10	—
Denmark	133	458	532	137	458	498	—	38	(17)
Great Britain	62	161	58	37	38	2	26	62	8
France	1	—	—	—	—	—	—	—	—
Other	3	1	2	(1)	—	—	—	—	—

Total EU	3,872	5,600	4,998	1,126	1,826	1,984	125	176	71

Other Europe	1,125	1,358	1,574	859	1,127	1,324	90	43	168

Total Europe	95,277	93,689	86,000	73,590	71,863	68,759	13,587	12,548	10,133

USA	17,866	24,434	1	12,106	19,564	—	2,959	20,995	—
Africa	7,084	5,677	4,568	5,879	4,902	4,087	2,154	1,653	1,218
Canada	4,472	3,188	2,663	3,160	2,761	2,469	855	420	291
Other Americas	2,566	—	—	2,395	—	—	2,499	—	—
Asia	880	609	334	647	437	199	271	241	158

Total outside Europe	32,869	33,908	7,566	24,187	27,664	6,755	8,738	23,309	1,667

Total	128,146	127,596	93,566	97,777	99,527	75,514	22,325	35,857	11,800

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	Operating revenues

NOK million	2006	2005	2004

Norway	11,390	17,604	20,024

Great Britain	24,511	23,293	17,603
Germany	11,233	4,039	4,885
Sweden	5,611	6,513	4,800
The Netherlands	5,443	4,495	4,621
France	3,794	3,705	630
Italy	3,776	1,567	1,315
Spain	554	310	1,540
Denmark	306	5	14
Other	6,767	4,326	2,703

Total EU	61,995	48,252	38,112

Switzerland	2,647	3,392	2,506
Other Europe	10	85	5

Total Europe	76,042	69,334	60,647

USA	8,328	1,725	1,712
Other Americas	7,221	6,249	588
Canada	2,692	2,796	3,007
Africa	843	684	271
Asia	11	17	12
Australia and New Zealand	1	1	1

Total outside Europe	19,096	11,472	5,591

Total	95,138	80,806	66,238

      The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.

      Operating revenues are identified by customer location.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 6 Operating costs and expenses

      Operating costs include research and development, operating lease expense, bad debt, shipping and handling costs, and payroll and related costs as follows:

Amounts in NOK million	2006	2005	2004

Research and development expense	212	220	210
Bad debt	14	20	19
Shipping and handling costs	1,031	795	569

Operating lease expense:1)
Drilling rigs, ships, office space	366	379	341
Office space leased from Norsk Hydro’s independent pension trust	151	148	136

Total	517	527	478

Payroll and related costs:
Salaries	4,566	3,776	3,480
Social security costs	96	89	75
Social benefits	73	43	46
Net periodic pension cost (Note 19)	868	678	726

Total	5,604	4,586	4,326

1)	Total minimum future rentals of NOK 13,394 million are due under non-cancelable operating leases as follows (in NOK million): 2007 -2,057; 2008 — 2,496; 2009 — 2,836; 2010 — 1,601; 2011 — 1,492; and thereafter — 2,912.

     Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended December 31, 2006, 2005 and 2004.

      Other operating costs include costs charged to Hydro Petroleum operated oil and gas joint ventures and projects. Net other operating costs are therefore reported as income in all periods.

Note 7 Financial income and expense

	2006
Amounts in NOK million	As restated	2005	2004

Interest income	78	97	26
Net gain on securities	8	(1)	(8)
Dividends received	33	27	8

Interest income and other financial income	119	123	27

Interest expense	(1,178)	(1,162)	(1,436)
Capitalized interest	1,178	809	501
Net foreign exchange gain (loss)	862	(1,812)	909
Other, net1)	(55)	(31)	(718)

Interest expense and foreign exchange gain (loss)	807	(2,196)	(743)

Financial income (expense), net	926	(2,073)	(716)

1)	Other, net includes premium paid for early retirement of long-term debt (breaking costs) of NOK 15 million for 2006, NOK 6 million for 2005 and NOK 709 million for 2004.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 8 Other income and expense

      For 2006, other income was a gain of NOK 53 million from the sale of Hydro Petroleum’s 50 per cent interest in the gasoline retail chain Hydro Texaco.

      For 2005, other income was NOK 66 million related to the final settlement of the 2003 sale of Hydro Petroleum’s share in the Skandinaviska Raffinaderi AS, the Scanraff oil refinery.

      For 2004, other income was NOK 58 million. Other income consisted of a gain of NOK 58 million related to an adjustment of the price for the 2003 sale of Hydro Petroleum’s share in Scanraff.

Note 9 Income taxes

      Significant effects of tax consolidation of Hydro Petroleum’s taxable income in the various countries with the taxable income of the remaining part of Norsk Hydro have been eliminated to arrive at an income tax expense as if separate tax returns had been filed for previous periods. Income tax expense for Hydro Petroleum has been calculated in the carve-out combined financial statements in order to give an estimate of what the tax expense would have been if Hydro Petroleum was a separate company.

      However, the tax expense in the carve-out combined financial statements may not reflect what the tax expense would have been had Hydro Petroleum been a stand-alone company during the period presented.

	2006
Amounts in NOK million	As restated	2005	2004

Income from continuing operations before taxes and minority interest:
Norway	50,523	35,439	26,685
Other countries	(4,926)	4,471	2,508

Total	45,597	39,910	29,193

Current taxes:
Norway	38,399	26,946	21,540
Other countries	907	1,414	601

Current income tax expense	39,306	28,360	22,141

Deferred taxes:
Norway	(709)	1,021	(1,761)
Other countries	(3,384)	(409)	511

Deferred tax expense (benefit)	(4,093)	612	(1,250)

Total income tax expense	35,213	28,972	20,891

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Components of deferred income tax expense

Amounts in NOK million	2006	2005	2004

Deferred tax expense (benefit), excluding items below	(4,429)	394	(1,358)
Benefits of tax loss carryforwards	(450)	150	88
Tax expense (benefit) from recognizing funded status of defined pension plans and postretirement benefits to OCI	740	—	—
Tax expense (benefit) allocated to OCI	(3)	74	(27)
Effect of tax law changes	(15)	(9)	22
Net change in valuation allowance	65	4	26

Deferred tax expense (benefit) — U.S. GAAP	(4,093)	612	(1,250)

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

	2006
Amounts in NOK million	As restated	2005	2004

Expected income taxes at statutory tax rate1)	12,767	11,175	8,174
Petroleum surtax2)	25,553	18,739	13,977
Uplift benefit2)	(1,321)	(1,357)	(967)
Tax law changes	(15)	(9)	22
Losses and other deductions with no tax benefit	131	3	35
Foreign tax rate differences	(606)	200	171
Tax free income	(55)	(90)	(151)
Losses and other benefits not previously recognized	(401)	—	(2)
Other, net	(841)	312	(368)

Income tax expense — U.S. GAAP	35,213	28,972	20,891

Effective tax rate — U.S. GAAP	77.2%	72.6%	71.6%

1)	Norwegian nominal statutory tax rate is 28 per cent.

2)	Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 per cent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 per cent.

     The tax effects of temporary differences and tax loss carryforwards giving rise to deferred tax assets and liabilities were as follows as of December 31, 2006 and 2005.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

	U.S. GAAP Deferred Tax

	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2006	2006	2005	2005

Short-term:
Inventory valuation	79	(286)	280	(89)
Accrued expenses	1,903	(92)	539	(340)
Unrealized exchange (gains) losses	723	(1,172)	1,140	(1,131)
Uplift benefit	1,090	—	1,068	—
Other	30	—	—	—
Long-term:
Unrealized exchange (gains) losses	373	(175)	976	(848)
Property, plant and equipment	4,873	(35,517)	2,127	(34,848)
Capitalized interest	—	(3,505)	—	(3,388)
Exploration drilling costs	—	(2,500)	—	(2,456)
Other non-current assets	39	(45)	240	(92)
Accrued expenses	741	(568)	706	(358)
Pensions	1,350	(5)	764	—
Deferred (gains) losses on sales	113	(267)	141	(333)
Uplift benefit	1,668	—	1,740	—
Abandonments and decommissioning accruals	7,223	—	4,854	—
Other	171	(210)	51	(194)
Tax effect tax loss carryforwards	2,150	—	1,467	—

Subtotal	22,526	(44,342)	16,093	(44,077)

Total valuation allowance	(1,114)	—	(752)	—

Gross deferred tax assets and liabilities	21,412	(44,342)	15,341	(44,077)

      Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 18,705 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiaries which can be remitted tax-free as dividends.

      At the end of 2006, Hydro Petroleum had tax loss carryforwards of NOK 6,284 million, primarily in United States, Canada, Brazil and Trinidad. Carry-forward amounts expire as follows:

Amounts in NOK million

2007	—
2008	—
2009	204
2010	98
2011	—
After 2011	5,286
Without expiration	697

Total tax loss carryforwards	6,284

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 10 Cash and cash equivalents, short-term investments

      No cash held by the parent company has been allocated to Hydro Petroleum. Cash and cash equivalents as of December 31, 2006 and 2005 was NOK 152 million and NOK 197 million, respectively.

      Short-term investments in Hydro Petroleum consists of marketable equity securities of NOK 1 million and NOK 6 million as of December 31, 2006 and 2005, respectively. No marketable equity securities held by the parent company have been allocated to Hydro Petroleum. The net change in unrealized gains on marketable equity securities for the years ended December 31, 2006 and 2005 was a net gain of NOK 1 million and a net loss of NOK 1 million, respectively. For 2004 no change in fair value was recognized. The total cost of marketable equity securities was NOK 0.5 million and NOK 6.3 million as of December 31, 2006 and 2005, respectively.

Note 11 Inventories and other current assets

Amounts in NOK million	2006	2005

Finished goods	1,032	943
Work in progress	84	2
Raw materials	1,162	656

Total inventories	2,277	1,601

Prepaid expenses	3,735	5,106
Other current assets	4,927	4,347

Total prepaid expenses and other current assets	8,661	9,454

Note 12 Non-consolidated investees

		Hydro	Vestprosess		Etanor
Amounts in NOK million	Naturkraft	Texaco	DA	Netra	DA	Other	Total

Balance January 1, 2005	21	963	417	190	157	211	1,960
Investments (sale), net	300	—	(71)	—	—	90	319
Change in long-term advances, net	—	—	—	—	—	6	6
Hydro Petroleum’s share of net income (loss)	(41)	30	96	33	11	(10)	119
Amortization and write-down	—	—	(5)	—	—	(12)	(17)
Dividends and other payments received by Hydro Petroleum	—	(48)	(34)	(18)	(2)	(12)	(114)
Foreign currency translation and other	—	(51)	—	—	—	(8)	(59)

Balance December 31, 2005	280	895	403	205	166	265	2,213

Changes in 2006:
Investments (sale), net	400	(998)	(133)	—	(26)	6	(751)
Change in long-term advances, net	—	—	—	—	—	42	42
Hydro Petroleum’s share of net income (loss)	(21)	99	116	42	16	(27)	225
Amortization and write-down	—	—	(5)	—	—	(18)	(23)
Dividends and other payments received by Hydro Petroleum	—	—	—	(27)	—	(18)	(45)
Foreign currency translation and other	—	4	—	—	—	10	14

Balance December 31, 2006	659	—	381	220	156	260	1,675

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Specification of non-consolidated investees

				Hydro
				Petroleum’s
				current
				receivable
	Percentage	Investments in		(payable),
	owned by	and advances to		net with
	Hydro	investees		investees
	Petroleum
Amounts NOK million, except ownership	2006	2006	2005	2006	2005

Naturkraft	50.0%	659	280	—	—
Hydro Texaco	50.0%	—	895	—	43
Vestprosess DA	17.0%	381	403	—	—
Netra	7.7%	220	205	—	—
Etanor DA	12.2%	156	166	—	—
Others		260	265	192	—

Total		1,675	2,213	192	43

      A description of significant investees’ business, majority owners and the nature of related party transactions with Hydro Petroleum including amounts if material follow:

      Naturkraft AS, part of Energy and Oil Marketing, is a joint venture between Hydro Petroleum and Statkraft (50 per cent each). Naturkraft is currently constructing a gas power plant at Kårstø in Norway. It is expected that the power plant will be finalized during Autumn 2007. Each of the partners will supply gas to the power plant for conversion to electricity on a tolling basis. The electricity will be sold in the market by each of the partners. Share of production will be based on the partner’s ownership, unless other conditions are agreed upon.

      Hydro Texaco a.s operates gasoline stations and diesel stations in Norway and Denmark. Hydro Petroleum and ChevronTexaco Corp. each owned 50 per cent in the joint venture. Hydro Petroleum and ChevronTexaco sold their ownership in Hydro Texaco in October 2006. Hydro Petroleum sold and purchased oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro Petroleum amounted to NOK 8 million, NOK 417 million and NOK 347 million in 2006, 2005 and 2004, respectively. Sales from Hydro Petroleum to Hydro Texaco amounted to NOK 27 million, NOK 93 million and NOK 248 million in 2006, 2005 and 2004, respectively. Hydro Texaco was part of Energy and Oil Marketing.

      Vestprosess DA, part of Energy and Oil Marketing, owns and operates a system to transport and process NGL. A pipeline carries unprocessed NGL from the Kollsnes gas terminal via the oil terminal at Sture to Mongstad, Norway. At the processing facility, naphtha and LPG are separated out. Hydro Petroleum’s ownership is 17 per cent. Sales from Vestprosess DA to Hydro Petroleum amounted to NOK 164 million in 2006 and NOK 112 million in 2005.

      Netra (Norddeutsche Erdgas Transversale), part of Energy and Oil Marketing, is a 341 kilometer gas pipeline that links markets in western and eastern Germany. This system is tied directly to the Europipe Receiving Facilities in Dornum and thereby to the Norwegian gas transport network. Hydro Petroleum has 7.7 per cent ownership in Netra. Sales from Netra to Hydro Petroleum amounted to NOK 103 million in 2006 and NOK 62 million in 2005.

      Etanor DA, part of Energy and Oil Marketing, has ethane extraction plant at the Karstø gas treatment complex north of Stavanger, Norway. Hydro Petroleum’s ownership is 12.2 per cent.

      Non-consolidated investees split by segment can be found in Note 5.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Non-consolidated investees — 100 per cent basis

      The following table sets forth summarized unaudited financial information of Hydro Petroleum’s non-consolidated investees on a 100 per cent combined basis. Hydro Petroleum’s share of these investments, which is also specified below, is accounted for using the equity method.

Income Statement Data

Amounts in NOK million (unaudited)	2006	2005	2004

Operating revenues	14,442	13,669	9,468
Operating income	1,729	1,289	909
Income before taxes and minority interest	1,731	1,368	1,063
Net income	1,592	1,207	937

Hydro Petroleum’s share of net income	225	119	88

Balance Sheet Data

Amounts in NOK million (unaudited)	2006	2005	2004

Current assets	4,002	6,355	6,266
Non-current assets	7,866	8,219	7,730
Assets	11,868	14,574	13,995
Current liabilities	1,287	2,970	2,922
Non-current liabilities	1,046	1,006	851
Shareholders’ equity	9,534	10,597	10,222
Liabilities and shareholders’ equity	11,868	14,574	13,995

Hydro Petroleum’s investments and advances	1,675	2,213	1,960

Note 13 Intangible assets, prepaid pension, investments and non-current assets

Amounts in NOK million	2006	2005

Goodwill for consolidated subsidiaries	3,249	3,005
Intangible assets, less accumulated amortization (Note 15, note 19)	23	83

Total intangible assets	3,271	3,089

Prepaid pension (Note 19)	—	1,128
Other investments at cost	497	367
Non-current assets	1,787	2,252

Prepaid pension, investments and other non-current assets	2,284	3,746

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 14 Property, plant and equipment

Land-based activities

		Machinery		Plant	Oil and
		and		under	Gas
Amounts in NOK million	Land	equipment	Buildings	construction	activities1)		Total

Cost:
Cost 12.31.2005	46	1,556	380	36	174,229		176,247
Additions at cost	—	139	11	55	21,211	4)	21,417
Retirements	—	(120)	(14)	—	(1,228	)5)	(1,362)
Transfers	—	(160)	(5)	(85)	250		—
Foreign currency translation	—	69	26	0	(3,427)		(3,331)

Cost 12.31.2006	46	1,485	399	6	191,035		192,971

Depreciation:
Accumulated depreciation 12.31.2005	—	(1,228)	(264)	—	(81,188)		(82,680)
Depreciation, depletion and amortization2)	—	(123)	(21)	—	(17,598)		(17,742)
Retirements	—	103	12	—	311		426
Foreign currency translation and transfers	—	176	(13)	—	678		841

Accumulated depreciation 12.31.2006	—	(1,072)	(286)	—	(97,797)		(99,155)

Net book value 12.31.20053)	46	328	116	36	93,041		93,568
Net book value 12.31.20063)	46	413	113	6	93,238		93,818

1)	Includes land-based Oil and Gas activities and transportation systems.

2)	Impairment losses for 2006 and 2005 were NOK 4,930 million and NOK 208 million, respectively.

3)	Includes NOK 420 million and NOK 501 million related to capital leases for 2006 and 2005, respectively.

4)	Includes purchase price adjustment related to the acquisition of Spinnaker Exploration Company in December 2005, see note 2.

5)	Includes previously capitalized exploration costs, including acquisition costs, expensed in the current period, see note 26.

     The fair value of the impaired assets is generally estimated by discounting the expected future cash flows of the individual asset or asset group. Impairment is generally indicated by adverse change in market prices, current period cash flow losses combined with a history of losses, or a significant change in the manner in which the asset is to be used.

      Impairment losses in 2006 include a write-down related to the Front Runner field and nine shelf fields in the Gulf of Mexico. The impairment was indicated by production shortfalls in the fields. A review concluded that the geology of Front Runner is more complex and the reservoir communication weaker than expected at the time of acquisition. As a result, expected recoverable reserves from Front Runner have been reduced by 56 per cent due to lower expected volumes of oil in place, reduced expected recovery rates and increased field development costs. The total amount of write-down relating to the Front Runner field and the nine shelf fields amounts to NOK 5,240 million, of which NOK 362 million is related to in-field prospects and is charged to exploration expense, and NOK 4,879 is included in impairment losses.

      The impairment losses in 2006 also included additional NOK 24 million related to Exploration and Production and NOK 26 million related to Energy and Oil Marketing.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 15 Goodwill and intangible assets

Intangible assets

Amounts in NOK million

Cost 12.31.2005	183
Additions at cost	8
Disposals	(4)
Foreign currency translation and other	12
Accumulated amortization 12.31.2006	(176)

Net book value 12.31.2006	23

      Amortization of intangibles amounted to NOK 18 million and NOK 18 million for 2006 and 2005, respectively. In addition, 2006 figures include impairment loss of NOK 10 million.

      Estimated amortization expense, in million NOK for the next three years is 2007 — 15, 2008 — 5, and 2009 — 3.

Goodwill

Amounts in NOK million

Net book value 12.31.2005	3,005
Goodwill acquired	49
Currency translation effect	(229)
Purchase price adjustment1)	444
Other	(21)

Net book value 12.31.2006	3,249

1)	Purchase price adjustment related to Spinnaker acquisition in 2005.

     All goodwill has been assigned to Exploration and Production.

Note 16 Bank loans and other interest-bearing short-term debt

	Weighted
	average
	interest rates

Amounts in NOK million	2006	2005	2006	2005

Bank loans and overdraft facilities	5.3%	—	25	—
Other	3.8%	2.6%	1,103	1,986
Total bank loans and other interest-bearing short-term debt			1,129	1,986

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 17 Other current liabilities

Amounts in NOK million	2006	2005

Accounts payable	6,070	5,006
Income taxes payable	16,946	12,734
Payroll and value added taxes	957	849
Accrued liabilities	8,969	8,105
Other liabilities	2,132	3,127

Total other current liabilities	35,073	29,822

Note 18 Long-term debt

      Norsk Hydro also uses a centralized approach to financing of its operations. As a result, the Hydro Petroleum operations have not had separate external financing. In the carve-out combined financial statements loans held by subsidiaries transferred to Hydro Petroleum are included in the carve-out combined financial statements for Hydro Petroleum. Norsk Hydro’s debt has been allocated to Hydro Petroleum based on the historic funding requirements.

      Substantially all unsecured debenture bonds contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro Petroleum to call the debt prior to its final redemption date at certain specified premiums.

Long-term debt payable in various currencies:

	Weighted
	average	Denominated	Balance
	interest	amount	in NOK
Amounts in million	rates	2006	2006	2005

USD	7.3%	1,986	12,460	13,446
NOK	—	—	—	94
GBP	6.5%	1	13	117
EUR	6.3%	300	2,479	2,401

Total unsecured debenture bonds			14,951	16,058

Capital lease obligations			357	453
Outstanding debt			15,308	16,511
Less: Current portion			(17)	(189)

Total long-term debt			15,291	16,322

      As of December 31, 2006 the fair value of long-term debt, including the current portion, was NOK 17,629 million and the carrying value was NOK 15,308 million.

      Hydro Petroleum has no foreign currency swaps related to long-term debt.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

      Payments on long-term debt fall due as follows:

		Capital lease
Amounts in NOK million	Debentures	and other	Total

2007	—	17	17
2008	—	54	54
2009	1,882	54	1,936
2010	2,479	25	2,504
2011	—	54	54
Thereafter	10,591	152	10,742

Total	14,951	357	15,308

Note 19 Employee retirement plans

      Pension Benefits Hydro Petroleum and many of its subsidiaries have defined benefit retirement plans that cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans.

Net periodic pension cost

Amounts in NOK million	2006	2005	2004

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	527	378	364
Interest cost on prior period benefit obligation	367	356	355
Expected return on plan assets	(281)	(256)	(227)
Recognized loss	167	108	134
Amortization of prior service cost	39	39	39
Amortization of net transition (asset) obligation	—	—	1

Net periodic pension cost	818	625	666
Defined contribution plans	(2)	6	3
Multi-employer plans	3	—	—
Termination benefits and other	50	47	58

Total net periodic pension cost	868	678	726

Changes in other comprehensive income that have not been recognized as components of net periodic pension cost:
Additional minimum pension liability	(9)	263	(95)
Reversal of additional minimum pension liability	(386)	—	—
Net loss	2,694	—	—
Prior service cost	323	—	—

Total recognized in other comprehensive income	2,622	263	(95)

Total recognized in net periodic pension cost and other comprehensive income	3,490	941	631

      The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2007 are NOK 124 million and NOK 33 million, respectively.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Change in projected benefit obligation (PBO)

Amounts in NOK million	2006	2005

Projected benefit obligation at beginning of year	(9,179)	(6,870)
Benefits earned during the year	(527)	(378)
Interest cost on prior period benefit obligation	(367)	(356)
Actuarial loss	(178)	(1,631)
Plan amendments	(29)	—
Benefits paid	71	68
Special termination benefits	(5)	(13)
Business combinations	(388)	—
Foreign currency translation	7	—

Projected benefit obligation at end of year	(10,596)	(9,179)

Change in pension plan assets

Amounts in NOK million	2006	2005

Fair value of plan assets at beginning of year	5,104	4,161
Actual return on plan assets	935	710
Company contributions	499	288
Benefits paid	(54)	(54)
Business combinations	290	—
Foreign currency translation	(6)	—

Fair value of plan assets at end of year	6,768	5,104

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2006	2005

Defined benefit plans:
Funded status of the plans at end of year	(3,828)	(4,075)
Unrecognized net loss	2,694	3,272
Unrecognized prior service cost	323	310

Net accrued pension recognized	(810)	(493)
Termination benefits and other	(159)	(202)

Total net accrued pension recognized	(970)	(696)

Amounts recognized in the balance sheet consist of:
Prepaid pension	—	1,128
Other current liabilities	(84)	—
Accrued pension liabilities	(3,903)	(2,273)
Intangible asset	—	55
Accumulated other comprehensive income:
Net loss	2,694	—
Prior service cost	323	—
Additional minimum pension liability	—	395

Net amount recognized	(970)	(696)

      The accumulated benefit obligation for all defined pension benefit retirement plans was NOK 7,801 million and NOK 6,802 million at December 31, 2006 and 2005, respectively.

Plans in which the accumulated benefit obligation exceeds plan assets

Amounts in NOK million	2006	2005

Projected benefit obligation	(3,891)	(3,270)
Accumulated benefit obligation (ABO)	(2,788)	(2,370)
Plan assets	534	346

Weighted-average assumptions used to determine net periodic pension cost

	2006	2005	2004

Discount rate	4.0%	5.2%	6.0%
Expected return on plan assets	5.5%	6.2%	7.0%
Rate of compensation increase	3.3%	3.2%	3.7%

Weighted-average assumptions used to determine pension obligation at end of year

	2006	2005

Discount rate	4.5%	4.0%
Rate of compensation increase	3.7%	3.3%

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Weighted-average investment profile plan assets at end of year

	Target
	allocation	2006	2005

Asset category:
Equity securities	22-41%	37%	36%
Debt securities	28-55%	40%	42%
Real estate	19%	16%	18%
Other	4-12%	7%	4%

Total		100%	100%

      Management of plan assets must comply with applicable laws and regulations in the countries where Hydro Petroleum provides funded defined benefit plans. Within constraints imposed by laws and regulations, and given the assumed pension obligations and future contribution rates, the majority of assets are managed actively to obtain a long-term rate of return that at least reflects the chosen investment risk.

      Based on the current portfolio of plan assets the expected rate of return on plan assets is determined to be one to two percentage points above the yield on a portfolio of long-term high-quality debt instruments that receive one of the two highest ratings given by a recognized rating agency.

      Social security tax imposed on pensions has been recognized and accrued for where applicable, together with social security tax imposed on other personnel benefits, and has not been treated as pensions.

      Hydro Petroleum is presently unable to reasonably determine the expected amount to be paid to its pension plans in 2007. Total pension benefit payments expected to be paid to participants, which include payments funded from Hydro Petroleum’s assets as well as payments paid from the plans are as follows:

Expected pension benefit payments

Amounts in NOK million

2007	93
2008	104
2009	119
2010	134
2011	154
2012-2016	999

Note 20 Contingencies and other long-term liabilities

      Hydro Petroleum is subject to changing environmental laws and regulations that in the future may require modernized technology to meet more stringent emissions standards or to take actions for contaminated areas. As of December 31, 2006, Hydro Petroleum had accrued NOK 66 million for corrective environmental measures. Future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term.

      Hydro Petroleum is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro Petroleum is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its carve-out combined results of operations, liquidity or financial position.

      As operator on the Norwegian Continental Shelf, Hydro Petroleum makes charges to its partners for pension costs. Since January 1, 2001, pension costs have been charged to the partners on a current basis as a percentage of

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro Petroleum made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro Petroleum is entitled to charge all relevant pension costs incurred as operator. In the third quarter of 2005, Hydro Petroleum has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principles in place prior to January 1, 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro Petroleum.

      Hydro Petroleum has long-term gas sales contracts with several European gas distribution companies. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. In case the parties fail to agree on an adjustment to the price provisions, the matter will be referred to an independent arbitration panel as provided for under the contracts. Certain of the price reviews have recently been resolved through arbitration, whereas others are ongoing.

Contingencies and other long-term liabilities

Amounts in NOK million	2006	2005

Asset retirement obligations	10,646	6,974
Derivatives	947	1,283
Other	1,243	864

Total	12,835	9,121

      Hydro Petroleum’s asset retirement obligations covered by SFAS 143 Accounting for Asset Retirement Obligations are associated mainly with the removal and decommissioning of oil- and gas offshore installations. The obligations are imposed and defined by legal requirements in Norway and other countries as well as the OSPAR convention (The Convention for the Protection of the Marine Environment of the North-East Atlantic). The fair value of the obligation is recognized in the balance sheet in the period in which it is incurred, i.e. when the oil- and gas installations are constructed and ready for production, and the obligation amount is adjusted for accretion and estimate changes in subsequent periods until settlement.

      In 2006, the major part of the increase in estimates was attributable to significantly higher rates on floating rigs to be used in retirement activities.

Asset Retirement Obligations

Amounts in NOK million	2006	2005

Total asset retirement obligations January 1	7,193	6,059
Incurred this year	295	678
Revision in estimates	3,673	326
Settlements	(256)	(321)
Accretion	432	395
Currency translation	(77)	56

Total asset retirement obligations December 31	11,261	7,193

Of which:
Short-term asset retirement obligations	616	219
Long-term asset retirement obligations	10,646	6,974

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Note 21 Secured debt and guarantees

Guarantees (off-balance sheet):	2006	2005

Non-consolidated investee debt	45	—
Sales guarantees	3,605	3,595
Commercial guarantees	18,951	9,860

Total	22,601	13,455

      Hydro Petroleum has no secured debt. Hydro Petroleum is contingently liable for guarantees made directly or on behalf of legal entities that are a part of Hydro Petroleum. Guarantees made on the behalf of Hydro Petroleum in the normal course of business by the parent company, Norsk Hydro ASA, will subsequently be replaced by guarantees issued by Statoil ASA after October 1, 2007. The amounts in the table above represent the maximum amount of potential future payments related to such guarantees. None of the contingent amounts described above are recognized in the carve-out combined Hydro Petroleum balance sheet as of December 31, 2006.

      Guarantees of non-consolidated investee debt relates to guarantees covering credit facilities with external banks. Guarantees in connection with the sale of companies, referred to as sales guarantees in the table above, reflect the maximum contractual amount Hydro Petroleum could be liable for in the event of certain defaults or the realization of specific uncertainties. These sales guarantees cover the sale of Hydro Texaco and Saga Petroleum. In addition, Hydro Petroleum has certain guarantees relating to sales of companies that are unspecified in amount and unlimited in time. No amounts relating to such guarantees are included in the table above.

      Under the Norwegian public limited companies act section 14-11, Hydro Petroleum and Norsk Hydro After Demerger will be jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

      Hydro Petroleum believes that the likelihood of any material liability arising from guarantees relating to sales of companies is remote. Historically, Norsk Hydro has not made any significant indemnification payments under such guarantees and no amount has been accrued in the Norsk Hydro consolidated financial statements or in the carve-out combined Hydro Petroleum financial statements. Hydro Petroleum estimates that the fair value of guarantees related to sale of companies is immaterial.

      In addition to guarantees relating to the sale or divestment of companies, Hydro Petroleum has guaranteed certain recoverable reserves of crude oil in the Veslefrikk field on the NCS as part of an asset exchange between Hydro Petroleum and Petro Canada. Under the guarantee, Hydro Petroleum is obligated to deliver indemnity reserves to Petro Canada in the event that recoverable reserves are evaluated to be lower than a specified amount. An evaluation of the recoverable reserves was completed in 2002 in accordance with the agreement, which resulted in compensation by Hydro Petroleum to Petro Canada. The agreement with Petro Canada was renegotiated in 2002 with the possibility of making a new evaluation of the reserves in 2008, 2014 and at the end of the field’s productive lifetime. The agreement includes the possibility of recovery by Hydro Petroleum of earlier compensation if new evaluations indicate improvements in the estimated recoverability. The guarantee is not applicable in cases of force majeure, the failure of the field operator to comply with appropriate field practices and other instances. As of December 31, 2006, the remaining volume covered under the guarantee was 0.78 million Sm3 of crude oil, equivalent to approximately NOK 1,844 million calculated at current market prices. As of December 31, 2005, the remaining volume covered under the guarantee was 0.88 million Sm3 of crude oil, equivalent to approximately NOK 2,208 million.

      Commercial guarantees consist of advance payment guarantees, bid bonds, stand-by letters of credit, performance guarantees and payment guarantees. While most commercial guarantees are issued directly by the

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

parent company, certain guarantees are obtained from external banks and covered by Hydro Petroleum by a counter indemnity to such banks. Hydro Petroleum’s contingent liability relating to commercial guarantees is linked to performance under various contracts. Because the payment of commercial guarantees is related to events directly or indirectly controlled by Hydro Petroleum, the risk related to such instruments is considered to be limited. However, a certain portion of the guarantees are payable on demand. Therefore, there is a certain amount of litigation risk in the event of unfair calls relating to such guarantees.

Note 22 Contractual and other commitments for future investments and operations

As of December 31, 2006:		Investments
Amounts in NOK million	2007	Thereafter	Total

Contract commitments for investments in property, plant and equipment:
Oil and gas fields and transport systems	5,995	9,586	15,580
Additional authorized future investments in property, plant and equipment:
Oil and gas fields and transport systems	1,892	32	1,923
Contract commitments for other future investments:	16	3	18

      Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.

      Hydro Petroleum has entered into take-and-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and steam. In addition, Hydro Petroleum has entered into long-term sales commitments. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf. The delivery of gas from the Norwegian Continental Shelf amounts to NOK 267 billion.

      The non-cancelable future fixed and determinable obligation as of December 31, 2006 are as follows:

Take-and-pay and Long-term contracts

	Transport
	and		Sales
Amounts in NOK million	Other	Energy related	commitments

2007	770	11,195	(24,243)
2008	836	12,915	(27,249)
2009	984	10,247	(24,622)
2010	947	4,012	(20,049)
2011	971	397	(16,002)
Thereafter	3,599	55	(159,438)

Total	8,107	38,821	(271,602)

      The total purchases under the take-and-pay agreements and long-term contracts were as follows (in NOK million): 2006 — 3,239; 2005 — 4,009; 2004 — 1,312.

Note 23 Market risk management and derivative instruments

      Hydro Petroleum is exposed to market risks from prices on commodities bought and sold, prices of other raw materials, currency exchange rates and interest rates. Depending on the degree of price volatility, such fluctuations in market prices may create fluctuations in Hydro Petroleum’s results. To manage this exposure,

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Hydro Petroleum’s main strategy has been to maintain a strong financial position to be able to meet fluctuations in results.

      Market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Natural hedging positions are established where possible and if economically viable. Hydro Petroleum uses financial derivatives to some extent to manage financial and commercial risk exposures.

      Some of Hydro Petroleum’s commodity contracts are deemed to be derivatives under U.S. GAAP. Derivative instruments, whether physically or financially settled, are accounted for under FASB Statements of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities as amended (SFAS 133). All derivative instruments are accounted for on the balance sheet at fair value with changes in the fair value of derivative instruments recognized in earnings, unless specific hedge criteria are met.

Commodity price risk exposure

Oil

      Hydro Petroleum produces and sells crude oil and gas liquids. Hydro Petroleum’s production of crude oil and gas liquids is, for the most part, sold in the spot market. Hydro Petroleum utilizes futures, swaps and options to mitigate unwanted price exposures for a portion of its crude oil portfolio production. While engaging in economic hedging activities, as of the end of 2006 Hydro Petroleum has no hedge accounting program in place for the purpose of protecting against the risk of low oil prices. The main portion of oil and gas related economic hedge activities, entered into in December 2005, are related to the acquisition of Spinnaker. There have been no material changes in economic hedges in 2006 relating to oil. See also economic hedges below.

Natural gas

      Hydro Petroleum is a producer, buyer, seller and to a limited extent consumer, of natural gas. The majority of Hydro Petroleum’s equity gas production is sold to European counterparties based on long-term gas supply contracts. Contract prices are mainly indexed to oil products. Hydro Petroleum utilizes instruments such as forwards, swaps and options to mitigate unwanted price exposures on the portion of the natural gas portfolio not sold on long-term contracts. The main portion of natural gas economic hedge activities were entered into in 2005 in connection with the acquisition of Spinnaker, see economic hedges below. Hydro Petroleum is also participating in trading activities based on equity gas production and externally sourced gas volumes. In addition, Hydro Petroleum engages in limited energy trading activity in derivatives as defined under EITF 02-3. The fair value of these traded financial instruments is determined by reference to various market prices or by use of other appropriate valuation methodologies. Commodity price, foreign exchange rate and credit exposures arising from energy trading have not been significant during 2006.

      An increasing number of the Company’s sales and purchase contracts related to natural gas are being classified as derivatives or deemed to contain embedded derivatives according to SFAS 133. These contracts are marked to their market value with changes in market value recognized in operating income. Gas contracts can be indexed to the oil price or quoted gas prices at recognized gas delivery points such as the National Balancing Point (NBP) in Great Britain, Zeebrugge Hub (ZB) in Belgium or the Dutch Title Transfer Facility (TTF). Only a portion of these derivative contracts are hedged with other natural gas derivatives. As such, Hydro Petroleum expects to have certain open derivative positions at any one point in time, which can result in earnings fluctuations. The magnitude of the unrealized gains and losses on these contracts will be influenced by geographic price differentials and spreads on the above mentioned gas contract indices.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Electricity

      Hydro Petroleum is primarily consumer of electricity. Hydro Petroleum’s consumption of electricity is related to its production and processing of oil and gas, mainly in Norway. Hydro Petroleum has committed to deliver electricity on some end-user electricity contracts. In order to manage and hedge the risks of unfavorable fluctuations in electricity prices, Hydro Petroleum utilizes both physical contracts and financial contracts. Hydro Petroleum has hedged the end-user electricity contracts through the use of financial derivative instruments such as futures, forwards and options. Hydro Petroleum participates in no speculative trading.

      The following types of commodity derivatives were recorded at fair value on the balance sheet as of December 31, 2006 and December 31, 2005. The presentation of fair values for natural gas contracts shown in the table below include the fair value of derivative instruments such as futures, forwards and swaps, in conjunction with the fair values of physical contracts.

Amounts in NOK million	2006	2005

Assets:
Swaps and futures, crude oil	34	9
Electricity contracts	—	70
Natural gas contracts	4,184	3,009
Total	4,218	3,088
Liabilities:
Electricity contracts	(94)	—
Natural gas contracts	(2,276)	(2,966)
Swaps and futures, crude oil	(285)	(330)

Total	(2,655)	(3,294)

      Of these, NOK 10 million and NOK 70 million relates to transactions with Norsk Hydro After Demerger for 2006 and 2005 respectively.

Embedded derivatives

      Some contracts contain pricing links that affect cash flows in a manner different than the underlying commodity or financial instrument in the contract. For accounting purposes, these embedded derivatives are in some circumstances separated from the host contract and recognized at fair value. In some cases, the entire contract, including the embedded derivative, is recognized at fair value. Hydro Petroleum has separated and recognized at fair value embedded derivatives related to inflation-, Brent- and coal links, in addition to currency forwards, from the underlying contracts.

Foreign currency risk exposure

      Prices of many of Hydro Petroleum’s most important products, mainly crude oil and natural gas, are either denominated in U.S. dollars or are influenced by movements in the value of other currencies against the U.S. dollar. Further, the cost of raw materials, including natural gas and NGLs, are affected by the U.S. dollar price of crude oil and variations in the U.S. dollar exchange rates against local currencies. Hydro Petroleum’s primary foreign currency risk is therefore linked to fluctuations in the value of the U.S. dollar. To reduce the long-term effects of fluctuations in the U.S. dollar exchange rates, Hydro Petroleum has issued most of its debt in U.S. dollars. As of December 31, 2006, 87 per cent of Hydro Petroleum’s long-term debt is denominated in U.S. dollars.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

      Hydro Petroleum also incurs costs related to the production, distribution and marketing of products in a number of different currencies, mainly Euro, Norwegian krone, U.S. dollar, Canadian dollar, Australian dollar, British Pound and Swedish krone. Consequently, the effects of changes in currency rates on the translation of local currencies into Norwegian krone for subsidiaries outside of Norway can influence the comparative results of operations.

      Norsk Hydro has previously designated a portion of its foreign-denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. As of January 1, 2005, Norsk Hydro no longer designated portions of its long-term debt and forward currency contracts as hedges of net investments in foreign subsidiaries. The foreign currency effects of these former net investment hedges reflected in the cumulative translation section of shareholders’ equity of Hydro Petroleum has accumulated to a NOK 246 million after-tax gain as at the year ended December 31, 2004. No subsidiaries with net investment hedges have been disposed of since year-end 2004.

      The following types of financial derivatives were recorded at fair value on the carve-out combined balance sheet as of December 31, 2006 and December 31, 2005. Currency contracts that are designated as hedging instruments in cash flow hedges are not included. Bifurcated embedded currency derivatives are included.

Amounts in NOK million	2006	2005

Assets:
Currency forwards and swaps	77	4
Liabilities:
Currency forwards and swaps	—	—

      Of these, NOK 60 million and NOK 4 million relates to transactions with Norsk Hydro After Demerger for 2006 and 2005, respectively.

      The currency contracts listed below were outstanding as of December 31, 2006. Bifurcated embedded currency derivatives are not included. All contracts are with Norsk Hydro After Demerger.

Currency

			Maturity by nominal
			amount in currency

	Nominal value	Fair value	Within one	More than
Amounts in million	in currency	in NOK	year	one year

Buying currency
CAD	42	223	39	3
Selling currency
USD	(27)	(164)	(25)	(2)

Interest rate exposure

      Hydro Petroleum is exposed to changes in interest rates, primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations in different currencies. Hydro Petroleum maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total interest bearing debt, with an even debt repayment schedule. Hydro Petroleum uses foreign exchange and interest rate swaps from time to time and other derivatives to optimize currency and interest rate exposure. The fair value of interest rate derivatives as of December 31, 2006 and 2005 are immaterial and not presented here.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Fair value- and cash flow hedges

      Hydro Petroleum is not engaged in any hedge accounting programs. See economic hedges below.

Economic hedges

      In certain cases, Hydro Petroleum enters into derivative transactions which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Economic hedging instruments include oil and gas swaps and certain other derivative instruments. Gains and losses on economic hedges are recognized either as a part of operating revenues or as a part cost of goods sold.

      In 2006, a gain of NOK 254 million relating to economic hedges was recognized as a part of operating revenues. A loss of NOK 78 million and a gain of NOK 160 million were recognized in operating revenues related to economic hedging activities in 2005 and 2004, respectively.

      In 2004, a gain of NOK 297 million relating to economic hedges was recognized as cost of goods sold. For 2005 and 2006, no amounts are recognized as economic hedges and posted to cost of goods sold.

      In connection with the acquisition of Spinnaker Inc., Hydro Petroleum purchased put options on gas prices in the U.S. and executed a collar (buying a put option in combination with selling a call option) on oil prices in the U.S. The purpose of the hedges was to protect the value of the investment against impairment related to lower oil and gas prices over a three-year period. The hedges relating to operations in the Gulf of Mexico are recognized at fair value with net realized and unrealized gains of NOK 194 million for 2006 in operating income and an unrealized loss of NOK 440 million for 2005.

      In addition to the economic commodity hedges, Hydro Petroleum also performs trading operations to reduce currency exposures on commodity positions. The effect of such operations is recognized as a part of Financial income (expense), net, in the income statement.

Fair value of derivative instruments

      The fair market value of derivative financial instruments such as currency forwards and swaps is based on quoted market prices. The fair value of other commodity over-the-counter contracts and swaps is based on quoted market prices, estimates obtained from brokers and other appropriate valuation techniques. Where long-term physical delivery commodity contracts are recognized at fair value in accordance with SFAS 133, such fair market values are based on quoted forward prices in the market and assumptions of forward prices and margins where market prices are not available. See note 18 for fair value information of Hydro Petroleum’s long-term debt.

Credit risk management

      The following discussion on credit risk management relates to the practice employed by Norsk Hydro.

      Setting counterparty risk limits, requiring insurance, and establishing procedures for monitoring exposures and settlement of accounts limits Norsk Hydro’s credit risk. Norsk Hydro’s overall credit risk level is reduced through a diversified customer base representing various industries and geographic areas. Follow-up of timely payments of accounts receivables is given high priority.

      Credit risk arising from the inability of a counterparty to meet the terms of derivative financial instrument contracts is generally limited to amounts by which the counterparty’s obligations exceed the obligations of Norsk Hydro. Pre-approval of exposure limits is required for financial institutions relating to current accounts, deposits and other obligations. Credit risk related to derivative commodity instruments is substantially limited since most

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

instruments are settled through commodity exchanges. Counterparty risk related to the use of derivative instruments and financial operations is regarded as minimal.

Note 24 External audit remuneration

      Deloitte AS is the principal auditor of Norsk Hydro ASA. The following table shows total audit and non-audit fees for the fiscal years 2006 and 2005 and consist of services for Hydro Petroleum and audit fees included in corporate costs that have been allocated as part of the corporate cost allocation.

2006

		Audit	Other
		related	non-audit
Amounts in NOK thousand	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway1)	34,000	—	1,200	100	35,300
Deloitte Abroad	5,400	—	—	4,300	9,700

Total Deloitte	39,400	—	1,200	4,400	45,000

2005

		Audit	Other
		related	non-audit
Amounts in NOK thousand	Audit fees	fees	fees	Tax fees	Total

Deloitte Norway1)	20,100	600	1,000	300	22,000
Deloitte Abroad	3,600	—	—	4,700	8,300

Total Deloitte	23,700	600	1,000	5,000	30,300

1)	Reported amount for Deloitte Norway includes fee for audit of license related activities.

Note 25 Related parties

      All information presented in this note is for Norsk Hydro, and has not been adjusted or carved-out to reflect any related parties for Hydro Petroleum on a stand-alone basis.

      As of December 31, 2006, the Ministry of Trade and Industry of Norway owned 563,773,605 ordinary shares. This represents 43.8 per cent of the total number of ordinary shares authorized and issued and 46 per cent of the total shares outstanding. As of December 31, 2006, The National Insurance Fund, “Folketrygdfondet” owned 47,699,635 ordinary shares. This represents 3.7 per cent of the total number of ordinary shares issued and 3.9 per cent of the total shares outstanding. In total the Norwegian State owns 611,473,240 ordinary shares. This represents 47.5 per cent of the total number of ordinary shares issued and 49.9 per cent of the total shared outstanding. There are no preferential voting rights associated with the ordinary shares held by the State. In the discussion that follows, all previously reported share amounts or share prices have been adjusted to reflect the 5-for-1 stock split effective May 10, 2006.

      The Annual General Meeting held on May 9, 2006 approved a new buyback authorization of 22,470,482 shares over a one-year period. The Norwegian State has agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Including the share redemption a total of 40,000,000 shares may be cancelled. Share repurchases can be made in the share price interval of NOK 50 to NOK 300 per share, and the shares acquired in accordance with the authorization shall be for no other purpose than cancellation by means of capital reduction. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders. In addition, the May 9, 2006 Annual General Meeting resolved to revoke the buyback authorization approved by the

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Extraordinary General Meeting held on December 1, 2004, allowing for a buyback of up to 28,088,105 shares in the share price interval of NOK 40 to NOK 140 per share. The General Meeting decided to cancel the acquired shares. The Norwegian State agreed to participate in the redemption of a proportional number of shares in order to leave its ownership interest unchanged. Consequently, 3,644,685 shares were redeemed at a price of NOK 129.30 per share on July 14, 2006. A total of 8,316,685 shares at par value of NOK 3.66 per share were cancelled. For the transactions, the state received compensation of NOK 471 million.

      In December 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 14,044,050 treasury shares acquired in 2004 in a buyback program approved by the 2004 Annual General Meeting. These shares were acquired at a market price of NOK 1,239 million. The extraordinary General Meeting also authorized the redemption of 10,955,950 shares owned by the Norwegian State. As compensation, the Norwegian State received NOK 981 million. The cancellation and redemption were completed in February 2005.

      In January 2004, an extraordinary General Meeting approved a capital reduction by cancellation of 7,421,500 treasury shares acquired in 2003 for a market price of NOK 555 million. The General Meeting also authorized the redemption of 5,789,610 shares owned by the Norwegian State. As compensation, the State received NOK 445 million. The cancellation and redemption were completed on March 17, 2004.

      Sales and purchases with Norsk Hydro After Demerger have been recognized as if they were contracts with unrelated parties at arms length. This includes sales and purchases of goods and services, and certain derivative instruments, primarily with electricity underlying.

	2006	2005	2004

Sales to Norsk Hydro After Demerger
IS/IT services	467	409	486
NGL and gas	421	359	1,073
Project and technical services	221	551	428
Other	8	3	262

Total	1,116	1,322	2,250

Purchases from Norsk Hydro After Demerger
Shared services and power	156	202	443
Power	(37)	96	325
Insurance premium	301	55	39

Total	420	353	806

      Payables and receivables to and from Norsk Hydro After Demerger are reflected on the carve-out combined balance sheet.

      Transactions with non-consolidated investees are described in Note 12 Non-Consolidated Investees.

      During 2006 the Corporate Assembly as a whole received remuneration of NOK 552,812, with the chairperson and deputy chairperson of the Corporate Assembly receiving NOK 120,000 and NOK 70,000, respectively. Corporate Assembly Member share ownership as of December 31, 2006 is given in the table below. Total Corporate Assembly shareholdings represent less than 1 per cent of the total Norsk Hydro shares outstanding as of December 31, 2006.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Corporate Assembly Members	Shares1)

Svein Steen Thomassen (Chairperson)	500
Siri Teigum (Deputy Chairperson)	—
Sven Edin	1,195
Billy Fredagsvik	265
Anne-Margrethe Firing2)	5,820
Aase Gudding Gresvig	—
Westye Høegh	64,000
Idar Kreutzer	—
Kjell Kvinge	685
Dag Harald Madsen	190
Roger Oterholt	75
Anne Merete Steensland	121,360
Rune Strande	80
Sten-Arthur Sælør	—
Lars Tronsgaard	—
Karen Helene Ulltveit-Moe	55,000
Terje Venold2)	200
Svein Aaser	9,360
Deputy Members
Nils Roar Brevik	80
Tore Amund Fredriksen	645
Erik Garaas	—
Sónia F.T. Gjesdal	660
Line Melkild	140
Bjørn Nedreaas	270
Wolfgang Ruch	875
Unni Steinsmo	—
Gunvor Ulstein	—
Bjørn Øvstetun	75
Previous members
Sigurd Støren3)	—
Astrid Sylvi Lem3)	—

1)	Number of shares includes any related party shareholdings, in addition to the shares held directly by the corporate assembly member.

2)	Members of the Corporate Assembly from May 10, 2006.

3)	Members of the Corporate Assembly until May 9, 2006.

Note 26 Supplementary oil and gas information

      Hydro Petroleum uses the “successful efforts” method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

      Once the exploration drilling demonstrates that sufficient quantities of resources have been discovered, continued capitalization is dependent on project reviews, which take place periodically and no less frequently than every quarter, to ensure that satisfactory progress for the well or group of wells toward ultimate development of the reserves is being achieved. Evaluation of whether commercial quantities of hydrocarbons have been discovered is based on existing technology and price conditions, unless Hydro Petroleum expects long-term price conditions to be less favorable.

      Most of Hydro Petroleum’s exploration activities are performed in areas requiring major capital expenditures, such as platforms or sub-sea stations with related equipment. For complicated offshore exploratory discoveries, it is not unusual to have exploratory well costs remain suspended on the balance sheet for several years while we perform appraisal work, evaluate the optimal development plans and timing, and secure final regulatory approvals for development. Appraisal work for each project normally includes an assessment process covering choice of the optimal technical and economical solution taking into consideration existing pipelines, platforms and processing facilities in the area, regulatory issues including environmental requirements and legal issues, and relationship to other joint ventures involved in the area and/or utilizing the same infrastructure. When the appraisal work is completed, the Plan for Development and Operation (PDO), which shall contain an account of economic aspects, resource aspects, technical, safety related, commercial and environmental aspects as well as information as to how a facility may be decommissioned and disposed of when petroleum activities ceases, can be prepared.

      Discovered reserves are classified as “proved reserved” (as defined by SEC rules) when the PDO is submitted to the authorities for approval (Norway) or the project has matured to a similar level (outside Norway). At the same time, related costs are transferred to development cost. It normally takes more than one year to complete all of the activities that permit recognition of proved reserves under the current SEC guidelines.

      Cost relating to acquired exploration rights are allocated to the relevant areas, pending the determination of the existence of proved reserves. The acquired exploration rights are charged to operating expense when a determination is made that proved reserves will not be found in the area. Each block or area is assessed separately, based on exploration experience. Capitalized exploration and development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that Hydro Petroleum uses future net cash flows to evaluate unproved properties for impairment, the unproved reserves are risk adjusted before estimating future cash flows associated with those resources. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Cost incurred on oil and gas properties

Capitalized exploration costs and costs to property acquisition

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Capitalized at beginning of year	603	583	633	4,841	662	390	5,444	1,245	1,023
Exploration well costs capitalized during the year	344	356	120	1,407	351	277	1,751	707	397
Exploration acquisition costs capitalized during the year1)	—	—	65	2,719	3,918	148	2,719	3,918	213
Capitalized exploration costs charged to expense	(16)	(45)	(110)	(761)	(4)	(138)	(777)	(49)	(248)
Transferred to development	(65)	(292)	(125)	(1,936)	(142)	5	(2,001)	(434)	(120)
Disposals	(12)	—	—	(137)	—	—	(149)	—	—
Foreign currency translation	—	—	—	(384)	56	(19)	(384)	56	(19)

Capitalized exploration well costs at end of year	854	538	518	1,638	791	504	2,492	1,329	1,022

Capitalized acquisition costs at end of year	—	65	65	4,111	4,050	159	4,111	4,115	224

Capitalized exploration costs at end of year	854	603	583	5,749	4,841	662	6,603	5,444	1,245

Wells in process of drilling at end of year	—	—	85	173	76	201	173	76	286
Wells in areas where the drilling program is uncompleted or completed during the year	721	456	231	1,465	715	301	2,186	1,171	532
Wells where drilling program is completed more than one year ago	103	56	182	—	—	—	103	56	182
Other cost including acquisition of unproved property	30	91	85	4,111	4,050	160	4,141	4,141	245

Capitalized exploration costs at end of year	854	603	583	5,749	4,841	662	6,603	5,444	1,245

1)	The capitalized acquisition cost in 2006 is related to the purchase of licenses in Brazil, Gulf of Mexico, Cuba and Mozambique. Hereof NOK 2,360 million was related to the acquisition of Peregrino. The capitalized acquisition cost in 2005 was related to the purchase of Spinnaker Exploration, and licenses in Morocco, Libya and Angola. In 2004, NOK 213 million was related to the purchase of license PL 248 in Norway and licenses in the Gulf of Mexico and Madagascar.

     The following table provides an aging of capitalized exploratory well costs based on the date the drilling program for the project was completed, and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling. A project is, in this context, defined as an area which is expected to be developed as one single development solution. A project may use existing infrastructure, including pipelines, processing facilities on existing platforms, etc. There may be more than one development solution used for one reservoir or for one license if physical and/or legal and/or economic conditions make that viable.

						More than
Specification of age of category	1 year	2 years	3 years	4 years	5 years	5 years	Total

Amounts (NOK million)	—	44	—	—	—	12	56
Number of projects	—	1	—	—	—	1	2

      The following is a description of projects that have been capitalized for a period greater than one year following the completion of drilling, including a description of activities undertaken in the project and remaining activities to classify the associated resources as proved reserves.

HYDRO PETROLEUM

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

Two years from end of drilling program:

The Idun project

      The project consists of one discovery well drilled in 1998 in the Nordland II area, located north in the Norwegian Sea. The discovery consists primarily of gas. In 2004 an appraisal well was drilled, and evaluation of various possible development solutions for the discoveries in this area have been performed. It was decided to develop the Idun field as a joint development with the Skarv field (PL 212). The fields will be developed with sub-sea solutions connected to a production ship. Gas export will be through the Åsgard Transport System to the onshore Karstø facility. PDO is planned for submittal to the Norwegian Government in the second half of 2007.

More than 5 years from end of drilling program:

The Grane Outside project

      The project consists of one discovery well drilled in 1992 as part of the Grane drilling program which ended in 1998. The well has a total suspended cost of NOK 12 million. In connection with the Grane development, the licenses were unitized. The Grane Outside well was located outside the then established Grane unit, and therefore has a different ownership structure. Grane Outside is planned as a sub-sea development with tie-in to the producing Grane Field installations. Grane Outside is expected to be developed and start production when Grane goes off plateau production, expected in 2009. The development of Grane Outside will require a separate PDO, and has not yet been included as proved reserves.

      In addition, six wells were completed more than one year ago. These wells are kept suspended on the balance sheet awaiting the completion of ongoing or planned drilling activities in these areas.

HYDRO PETROLEUM

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Costs related to development, transportation systems and other

Exploration costs incurred during the year

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Exploration activity	1,155	890	478	4,793	1,692	934	5,948	2,582	1,412
Capitalized exploration cost	344	356	120	1,407	351	277	1,751	707	397
Capitalized exploration costs charged to expense	(16)	(45)	(110)	(761)	(4)	(138)	(777)	(49)	(248)
Other1)	(12)	(9)	—	—	91	—	(12)	82	—

Exploration costs expensed during the year	839	587	468	4,147	1,254	796	4,986	1,839	1,264

1)	In 2005, NOK 91 million was related to insurance refund in Iran due to an unsuccessful well drilled in 2004.

Costs related to development, transportation systems and other

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Net book value at beginning of year	63,610	61,401	62,672	23,989	7,461	7,540	87,599	68,862	70,212
Cost incurred during the year	12,838	10,258	9,093	4,653	2,596	1,585	17,491	12,854	10,678
Acquisition cost	—	21	297	(732)	15,069	—	(732)	15,090	297
Transferred from exploration cost	65	292	125	1,936	142	(5)	2,001	434	120
Amortization and impairment	(8,923)	(8,330)	(8,259)	(8,675)	(1,473)	(1,566)	(17,598)	(9,803)	(9,825)
Disposals	(2)	(32)	(2,527)	—	(211)	(3)	(2)	(243)	(2,530)
Foreign currency translation	—	—	—	(2,124)	404	(90)	(2,124)	404	(90)

Net book value at end of year	67,588	63,610	61,401	19,047	23,989	7,461	86,635	87,599	68,862

      Cost incurred during 2006 included NOK 1,837 million related to activities in Angola, NOK 1,757 million related to activities in the USA, NOK 505 million related to activities in Canada, NOK 234 million related to activities in Libya and NOK 91 million of development cost related to activities in Russia. NOK 3,089 million and NOK 842 million relates to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting changes in estimates.

      Cost incurred during 2005 included NOK 1,269 million related to activities in Angola, NOK 615 million related to activities in the U.S., NOK 409 million related to activities in Canada, NOK 257 million related to activities in Libya and NOK 43 million of development cost related to activities in Russia. NOK 461 million and NOK 241 million relate to accruals in Norway and International regarding asset retirement obligations under SFAS 143, mainly resulting from new fields ready for production during the year and changes in estimates.

      Cost incurred during 2004 included NOK 972 million, NOK 290 million and NOK 168 million of development cost related to activities in Angola, Canada and Russia respectively. NOK 851 million and NOK 71 million relate to accruals in Norway and International regarding asset retirement obligations under SFAS 143. This is as a result of changes in estimates and new accruals in connection with fields ready for production during the year.

      During 2006, NOK 732 million of acquisition cost for Spinnaker Exploration Company in the Gulf of Mexico, acquired late 2005, have been reallocated. In 2005, NOK 15,069 million was allocated to the properties acquired as part of Hydro Petroleum’s acquisition of Spinnaker Exploration, see note 2 for further information. In addition, NOK 21 million was related to the acquisition of Skinfaks in Norway.

      Acquisitions in 2004 included NOK 297 million relating to the purchase of 2 per cent of the Kristin field in Norway.

HYDRO PETROLEUM

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Results of operations for oil and gas producing activities

      As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro Petroleum.

      The “results of operations” should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

Results of operations for oil and gas producing activities

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Sales to unaffiliated customers	12,024	10,528	6,817	7,272	6,700	5,039	19,296	17,228	11,856
Intercompany transfers1)	55,731	45,344	35,164	—	—	—	55,731	45,344	35,164

Total revenues	67,755	55,872	41,981	7,272	6,700	5,039	75,027	62,572	47,020

Operating costs and expenses:
Production costs	5,800	4,774	3,922	958	456	412	6,758	5,230	4,334
Exploration expenses	838	587	468	4,147	1,252	796	4,986	1,839	1,264
Depreciation, depletion and amortization	8,590	8,201	8,101	8,719	1,699	1,578	17,309	9,900	9,679
Transportation systems	2,333	1,691	1,647	188	140	118	2,521	1,831	1,765

Total expenses	17,561	15,253	14,138	14,012	3,547	2,904	31,574	18,800	17,042
Results of operations before taxes	50,194	40,619	27,843	(6,740)	3,153	2,135	43,454	43,772	29,978
Current and deferred income tax expense	(38,287)	(30,810)	(21,279)	479	(1,602)	(965)	(37,808)	(32,412)	(22,244)

Results of operations	11,907	9,809	6,564	(6,261)	1,551	1,170	5,646	11,360	7,734

Proved reserves of oil and gas

      Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties in kind and Government’s share of Profit Oil, based on prices at the balance sheet date.

HYDRO PETROLEUM

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Proved developed and undeveloped reserves of oil and gas

	Norway				International				Total

			Natural	Oil and			Natural	Oil and			Natural	Oil and
	Oil		gas	gas	Oil		gas	gas	Oil		gas	gas
	mm	billion	billion	mm	mm	billion	billion	mm	mm	billion	billion	mm
	boe1)	Sm3 2)	cf2)	boe3)	boe1)	Sm3 2)	cf2)	boe3)	boe1)	Sm3 2)	cf2)	boe3)

As of December 31, 2003	839	206.8	7,317	2,134	154	—	—	154	993	206.8	7,317	2,288
Revisions of previous estimates4)	43	(3.0)	(106)	25	14	—	—	14	57	(3.0)	(106)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(324)	(65)	—	—	—	—	(6)	(9.1)	(324)	(65)
Extensions and new discoveries	5	1.4	51	14	9	—	—	9	14	1.4	51	23
Production for the year	(132)	(8.8)	(312)	(188)	(21)	—	—	(21)	(153)	(8.8)	(312)	(209)

As of December 31, 2004	749	187.3	6,626	1,920	156	—	—	156	905	187.3	6,626	2,076

Revisions of previous estimates4)	33	4.8	170	63	1	—	—	1	34	4.8	171	64
Purchase (sale)/ exchange of reserves in place	—	—	—	—	21	5.3	187	52	21	5.3	187	52
Extensions and new discoveries	36	3.1	109	56	3	0.1	3	3	39	3.2	112	59
Production for the year	(125)	(9.4)	(334)	(185)	(21)	—	(1)	(21)	(146)	(9.4)	(335)	(206)

As of December 31, 2005	693	185.7	6,571	1,854	160	5.4	190	192	853	191.1	6,761	2,046

Revisions of previous estimates4)	29	3.8	135	55	(11)	0.2	8	(10)	18	4.0	143	45
Purchase (sale)/ exchange of reserves in place	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and new discoveries	10	2.2	77	25	8	0.2	9	9	18	2.4	86	34
Production for the year	(125)	(10.0)	(354)	(189)	(16)	(0.7)	(25)	(20)	(141)	(10.7)	(379)	(209)

As of December 31, 2006	607	181.7	6,429	1,745	141	5.1	182	171	748	186.8	6,611	1,916

Proved developed reserves:
As of December 31, 2003	690	124.8	4,415	1,470	88	—	—	88	778	124.8	4,415	1,558
As of December 31, 2004	607	118.6	4,197	1,350	97	—	—	97	704	118.6	4,197	1,447
As of December 31, 2005	576	128.6	4,551	1,380	93	1.7	58	103	669	130.3	4,609	1,483
As of December 31, 2006	474	119.9	4,244	1,224	94	1.7	61	105	568	121.7	4,305	1,329

1)	Includes crude oil, NGL and Condensate. 1 Sm3 Oil/ Condensate = 6.2898 boe. 1 tonne NGL = 11.9506 boe.

2)	Sm3 = Standard cubic meter at 15 degrees Celcius. cf = cubic feet at 60 degrees Fahrenheit. 1 Sm3 gas at 15 degrees Celcius = 35.3826 cubic feet gas at 60 degrees Fahrenheit.

3)	Includes crude oil, NGL, Condensate and natural gas. When converting natural gas into barrels of oil equivalents adjustment for calorific value to an equivalent 40 MJ/ Sm3 volume is calculated, then 1000 = Sm3 @ 40 MJ/Sm3 = 6.2898 boe.

4)	The revision of previous estimates relates to new information from current year’s drilling operations and additional data which is now available.

     Purchase of reserves during 2005 was related to the acquisition of Spinnaker Exploration Company in the U.S. Gulf of Mexico. In 2004 the purchase of reserves included the sale of the 10 per cent share in the Snøhvit field in Norway to Statoil ASA and purchase of an additional 2 per cent share in the Kristin field in Norway from Statoil ASA.

      Extensions and new discoveries for oil in 2006 were related to the Gimle, Vega, Vigdis and Urd fields in Norway. Internationally there were extensions and new oil discoveries related to the Murzuq field in Libya and the Thunder Hawk field in the Gulf of Mexico. Extensions and new discoveries for gas were related to the Gimle, Vega and Vigdis fields in Norway and the Thunder Hawk field in the Gulf of Mexico.

      Extensions and new discoveries for oil in 2005 related to the following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Volve, Urd and Ringhorne Øst. Internationally, the Mabruk field in Libya and the Lorien field in the Gulf of Mexico contributed new oil reserves. Extensions and new discoveries for gas were related to the

HYDRO PETROLEUM

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

following fields on the NCS: Tyrihans, Oseberg Delta, Fram Øst, Oseberg Sør and Tune, and in addition the Lorien field in the Gulf of Mexico.

      Extensions and new discoveries for oil in 2004 were related to the Gulltopp field in Norway, the Rosa field in Angola and the Hibernia field in Canada. Extensions and new discoveries for gas were related to the Njord field in Norway.

      Reserve estimates at the end of the years 2006, 2005 and 2004 includes 171 million boe, 192 million boe and 156 million boe, respectively. For 2006, the reserves were situated mainly outside the Norwegian Continental Shelf, in Canada, Angola, Russia, Libya and Gulf of Mexico. For 2005, the reserves were mainly situated in Canada, the U.S. Gulf of Mexico, Angola, Libya and Russia. For 2004, the reserves were mainly situated in Canada, Angola, Russia and Libya.

      Reserve estimates in Norway are made before royalties of approximately 0.0, 0.0 and 0.3 million boe for 2006, 2005 and 2004. Reserve estimates on fields in Angola, Russia and Libya are made after deduction of royalty in kind and Government’s share of profit oil of approximately 56, 62 and 40 million boe for 2006, 2005 and 2004, respectively.

U.S. GAAP Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves

      The standardized measure of discounted future net cash flows of Hydro Petroleum’s proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.

      Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro Petroleum cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

Standardized measure of discounted future net cash flows

	Norway			International			Total

Amounts in NOK million	2006	2005	2004	2006	2005	2004	2006	2005	2004

Future cash inflows	524,100	575,900	382,800	51,100	70,900	35,800	575,200	646,800	418,600
Future production costs	(102,900)	(105,200)	(91,500)	(11,300)	(17,500)	(10,600)	(114,200)	(122,700)	(102,100)
Future development costs	(53,900)	(42,500)	(38,500)	(7,700)	(7,100)	(5,600)	(61,600)	(49,600)	(44,100)
Future income tax expense	(279,900)	(324,700)	(189,800)	(8,500)	(13,100)	(5,200)	(288,400)	(337,800)	(195,000)

Future net cash flows	87,400	103,500	63,000	23,600	33,200	14,400	111,000	136,700	77,400
Less: 10% annual discount for estimated timing of cash flows	(35,600)	(40,100)	(26,400)	(6,700)	(8,800)	(4,700)	(42,300)	(48,900)	(31,100)

Standardized measure of discounted future net cash flows	51,800	63,400	36,600	16,900	24,400	9,700	68,700	87,800	46,300

HYDRO PETROLEUM

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Major sources of changes in the standardized measure of discounted future net cash flows

Amounts in NOK million	2006	2005	2004

Net changes in prices and production costs	(3,800)	127,800	33,200
Sales and transfers of oil and gas produced, net of production costs	(65,800)	(55,500)	(40,900)
Extensions, unitizations, discoveries and improved recovery, net of related costs	5,000	11,200	2,600
Purchase/ Exchange of interests in fields	—	13,200	800
Sale/ Exchange of interests in fields	—	—	(3,600)
Changes in estimated development costs	(17,300)	(11,300)	(900)
Development costs incurred during the year	11,900	9,800	8,400
Net change in income taxes	36,300	(72,200)	(8,500)
Accretion of discount	6,800	2,900	3,100
Revisions of previous reserve quantity estimates	7,800	16,300	5,500
Other	—	(700)	300

Total change in the standardized measure during the year	(19,100)	41,500	—

Average sales price and production cost per unit

      The following table presents the average sales price (including transfers) net of reductions in respect of royalty payments, and production costs per unit of crude oil and natural gas.

	Norway			International			Total

Amounts in NOK	2006	2005	2004	2006	2005	2004	2006		2005		2004

Average Sales Price1)
crude oil (per barrel)	404.03	342.54	251.43	396.60	340.53	250.40	404.01		342.22		251.27
natural gas (per Sm3)	1.95	1.52	1.09	1.62	2.99	—	1.93		1.52		1.09
Average production cost (per boe)	30.80	25.80	20.80	46.70	21.90	19.50	32.20	2)	25.30	2)	20.70	2)

1)	In the years 2006, 2005 and 2004, Hydro Petroleum has not had any hedging gain or loss that has affected the realized oil and gas prices. Average sales price crude oil is realized by Oil & Energy’s sub-segment Exploration and Production.

2)	Includes the cost of purchased gas for injection with NOK 7.90 per barrel in 2006, NOK 5.40 per barrel in 2005 and NOK 2.80 per barrel in 2004.

APPENDIX A

PLAN

for

the demerger of
Norsk Hydro ASA
business register no. 914 778 271

as a part of the merger of

Norsk Hydro ASA’s petroleum activities with
Statoil ASA
business register no.: 923 609 016

entered into by the boards of directors of Norsk Hydro ASA and Statoil ASA on 12 and 13 March

2007 respectively for subsequent approval by the companies’ respective general meetings

CONTENTS:

1. MAIN ELEMENTS OF THE MERGER	A-3
2. ASSETS, RIGHTS AND OBLIGATIONS TO BE TRANSFERRED TO THE MERGED COMPANY	A-5
3. ADJUSTMENT OF THE DEMERGER BALANCE AFTER THE EFFECTIVE DATE ETC.	A-9
4. DEMERGER CONSIDERATION	A-11
5. CHANGES IN CAPITAL STRUCTURE BEFORE THE IMPLEMENTATION	A-12
6. CHANGES IN CAPITAL STRUCTURE AS A RESULT OF THE MERGER	A-12
7. FOUNDERS AND SUBSCRIPTION CERTIFICATES	A-13
8. FURTHER ON THE MERGED COMPANY	A-14
9. ACCOUNTING ISSUES	A-15
10. FISCAL ISSUES	A-15
11. CONDITIONS FOR THE COMPLETION OF THE MERGER	A-15
12. COMPLETION OF THE MERGER	A-16
13. PLANNING OF THE INTEGRATION	A-16
14. RESTRICTIONS ON THE CONDUCT OF BUSINESS DURING THE TERMS OF THE MERGER PLAN	A-16
15. MISCELLANEOUS	A-16

      This plan for the demerger of Norsk Hydro ASA with Statoil ASA as the assignee company (the “Merger Plan”) is entered into between the boards of directors of

      (1) NORSK HYDRO ASA, business register no. 914 778 271, Drammensveien 264, 0283 Oslo, (“Hydro”)

      and

      (2) STATOIL ASA, business register no. 923 609 016, Forusbeen 50, 4035 Stavanger, (“Statoil”)

      (hereinafter jointly referred to as the “Parties” and individually as a “Party”),

      regarding the merger of Hydro’s Petroleum Activities (as defined in clause 2.1. below) with Statoil (the “Merger”).

1.	MAIN ELEMENTS OF THE MERGER

1.1 Background

      On 18 December 2006, Hydro and Statoil entered into an Integration Agreement regarding a merger of Hydro’s Petroleum Activities with Statoil into one group (the “Merged Company”), based on the principle of a merger of equals.

      The Merged Company will be a competitive global participant in the petroleum industry, and the world’s largest operator for offshore projects in water depths of more than 100 meters. The Merged Company will have greater ability than each of the Parties separately to secure further growth in an environment with increasing competition for new resources and increasing technical complexity in available projects.

      The purpose of the Integration Agreement was to form the basis for the development of this Merger Plan, which shall be based on and supplement the provisions in the Integration Agreement. The Integration Agreement shall be terminated and shall be replaced by the Merger Plan at the time when the Merger Plan is approved by the boards of directors of Statoil and Hydro.

1.2 The main feature of the Merger and general principles for completion

      The activities in Hydro and its subsidiaries (the “Hydro Group”) currently include the two core business areas Aluminium and Oil & Energy, together with Hydro Other Businesses and Hydro’s “captive” insurance company Industriforsikring AS (“Industriforsikring”). Hydro Other Businesses comprises the activities of Hydro Polymers, Hydro IS Partner (“HISP”), Hydro Production Partner, Industry- and Business Parks and Shared Services.

      The Parties agree on a merger of Hydro’s Petroleum Activities with Statoil into one group, based on the principle of a merger between equals. Hydro’s Petroleum Activities are mainly organised under the business area Oil & Energy, however certain related activities which shall be included in the Merger, are organised in other business areas.

      The Merger presupposes a demerger of the parent company Hydro. As a part of the Merger, a transfer of the ownership interests in a number of companies to be included in the Merged Company’s corporate structure will also take place, as well as a transfer of the ownership interests in certain other partly owned companies (“the Petroleum Companies” or “Petroleum Companies”). An overview of the Petroleum Companies is included in Annex 1.

      The remaining part of the parent company Hydro and the ownership interests in the companies not included in the Merger (jointly “the Hydro Companies” or “Hydro Companies”), will be part of the Hydro Group’s remaining activities (“Hydro’s Remaining Activities”).

1.3 Technical implementation

      The Merger will be implemented by way of a demerger of Hydro’s Petroleum Activities with Statoil as the assignee company pursuant to the rules set out in the act dated 13 June 1997 no. 45 regarding public limited companies (the “Public Limited Companies Act”) chapter 14, whereupon Hydro’s shareholders will receive consideration in the form of shares in the Merged Company. In this respect, this Merger Plan constitutes a demerger plan pursuant to the Public Limited Companies Act section 14-4.

      Hydro’s Petroleum Activities are mainly operated through subsidiaries. The most important of these subsidiaries, Norsk Hydro Produksjon AS, also conducts other activities of importance, while the rest of the subsidiaries included in Hydro’s Petroleum Activities do not conduct other activities of importance.

      As a part of the Merger, the following Related Transactions (“Related Transactions”) shall be carried out prior to the time when the Merger is implemented by registration in the Register of Business Enterprises (“Implementation”):

(i) A demerger of Norsk Hydro Produksjon AS whereby assets, rights and obligations related to the Petroleum Activities are transferred to a newly established limited company wholly owned by Hydro (Norsk Hydro Petroleum AS).

(ii) Intra-group transfers of assets (including shares), rights and obligations to the extent necessary in order for Hydro’s Petroleum Activities and Hydro’s Remaining Activities respectively to be organised in companies which (a) only have assets, rights and obligations belonging either to the Petroleum Activities or Hydro’s Remaining Activities, and (b) are included in uninterrupted chains of ownership consisting solely of companies included either in Hydro’s Petroleum Activities or Hydro’s Remaining Activities.

      In cases where it is not possible to carry out one or more Related Transactions prior to the Implementation, Statoil’s consent in writing is required for the completion of the Merger.. Such consent may not be unreasonably withheld. Statoil must also give written consent in case of significant changes in the informed transaction models and principles for the completion of Related Transactions.

      Upon the completion of the Merger, all assets, rights and obligations included in Hydro’s Petroleum Activities will be transferred to Statoil. This transfer takes place through a reduction of the share capital of Hydro by NOK 3,197,265,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 by reducing the par value of each share from NOK 3.66 to NOK 1.098, and by simultaneously increasing the share capital of Statoil by NOK 2,606,655,590 to NOK 7,971,617,757.50 by issuing 1,042,662,236 new shares, each with a par value of NOK 2.50, as consideration to Hydro’s shareholders, resulting in that such shareholders receive 0.8622 shares in the Merged Company for each share owned in Hydro. Consideration in the form of shares shall not be issued for Hydro’s treasury shares.

      The relation between Hydro’s nominal and paid-in share capital before and after the demerger corresponds to, in accordance with the provisions of the Norwegian Taxation Act regarding tax exempted demergers, the relation between the remaining net values in Hydro after the demerger and the net values to be transferred to the Merged Company in connection with the Merger (the “Proportion of Division”).

1.4 Financial effective date

      The financial effective date of the Merger shall be 1 January 2007 (the “Effective Date”).

      This principle implies that all assets, rights and obligations related to Hydro’s Petroleum Activities which existed at the Effective Date, or which materialise later and have not ceased to exist at the Implementation, shall be allocated to the Petroleum Activities with effect for the Merger.

      As a consequence, Hydro shall, as from 1 January 2007, continuously identify all rights and obligations which materialise or cease to exist for Hydro, and which are related to Hydro’s Petroleum Activities. In this respect, as well as in the Merger Plan in general, rights and obligations imply rights and obligations towards other legal entities, as well as rights and obligations between the remaining part of Hydro or Norsk Hydro Produksjon AS on the one hand, and the part of Hydro or Norsk Hydro Produksjon AS that shall be transferred to the Merged Company on the other hand, based on intra-group transactions as if they were separate companies from the Effective Date.

1.5 Time schedule

      The Merger Plan shall be submitted for approval to the general meetings of Statoil and Hydro as soon as possible, and no later than four months from the date hereof.

      The completion of the Merger by registration in the Register of Business Enterprises shall take place on the first business day of the subsequent month after the expiry of the period for creditor’s objections and all other necessary conditions for the Implementation in accordance with the Merger Plan have been fulfilled.

2.	ASSETS, RIGHTS AND OBLIGATIONS TO BE TRANSFERRED TO THE MERGED COMPANY

2.1 Main principle

      The merger involves a merger of Hydro’s Petroleum Activities with Statoil into one group.

      Hydro’s Petroleum Activities (“Hydro’s Petroleum Activities” or the “Petroleum Activities”) comprise all assets, rights and obligations which completely or primarily relate to the Hydro Group’s activities in the areas of exploration, production, transport, processing, marketing and sale of, as well as research and development related to, oil and gas, including all shares and assets which Hydro owns in companies with such activities. Further, Hydro’s activities within wind power and Hydro’s interests in Naturkraft AS and HISP together with Hydro’s ownership interests in Norsk Hydro Canada Inc. shall be included. On the other hand, the Hydro Group’s activities within hydroelectric power and associated trading activities, solar energy, CO2 quotas and Industriforsikring are not included.

      If the transfer of assets, rights and obligations triggers a pre-emptive right or similar rights for third parties, any consideration which Hydro thereby may receive shall be included in the Petroleum Activities.

      Except as otherwise stated in the Merger Plan, the Merger involves a transfer of all assets, rights and obligations included in the Petroleum Activities regardless of their nature, including assets, rights and obligations related to licenses, approvals, employment, claims, operating related debt, bond loans, intellectual property rights, disputes, sureties, guarantees, taxation, environmental matters, derivative contracts and other agreements, regardless of whether they are known or unknown, conditional or unconditional.

      All cash and bank deposits which are not part of the Petroleum Companies, and syndicated credit facilities, shall be allocated to Hydro’s Remaining Activities. On the other hand, all bond loans shall be allocated to the Petroleum Activities.

      Up to the Implementation, Hydro shall provide Statoil with such continuous information as is necessary to enable Statoil to verify whether the distribution of assets, rights and obligations and Related Transactions are implemented in accordance with the provisions of the Merger Plan and as the Parties otherwise have agreed.

2.2 Further specification of the assets, rights and obligations to be transferred

2.2.1 Introduction

      An overview of the most important assets, rights and obligations which will be transferred from Hydro to the Merged Company in connection with the Merger is included below.

2.2.2 Shares and interests in companies

      The Merger involves a transfer to the Merged Company of the following shares and interests in companies owned directly by Hydro:

Country	Name	Ownership

Norway	Norsk Hydro Petroleum AS	100
	Hydro IS Partner AS	100
	Hydro Hydrogen Technologies AS	100
	AS Petronord	20

Russia	Norsk Hydro Russland AS	100

2.2.3 Bond loans

      The Merger involves a transfer of the following bond loans from Hydro to the Merged Company:

(i) All bond loans outstanding under “Indenture” of 15 April 1992 with Norsk Hydro a.s. (now Norsk Hydro ASA) as issuer (“Issuer”) and The Chase Manhattan Bank N.A. as trustee (“Trustee”) (now The Bank of New York), including subsequent supplements and amendments, with a total principal sum as of the Effective Date of NOK 16,319,498,691 based on an exchange rate of NOK/ USD 6.2726.

(ii) All bond loans outstanding under “Trust Deed” of 22 January 1999 with Norsk Hydro ASA as issuer (“Issuer”) and The Chase Manhattan Bank N.A. as trustee (“Trustee”) (now The Bank of New York) with subsequent supplements and amendments, with a total principal sum as of the Effective Date of NOK 2,491,394,874 based on an exchange rate of NOK/ GBP 12.3087 and NOK/ EUR 8.2628.

2.2.4 Guarantee liability

      The Merger involves a transfer of a guarantee portfolio related to the Petroleum Activities consisting of parent company guarantees and rights and obligations related to bank guarantees granted to the benefit of the Petroleum Activities. At the Effective Date, this guarantee portfolio includes a guarantee liability of approximately NOK 20 billion. Within the limits of ordinary course of business, the guarantee portfolio will be subject to changes in the period from the Effective Date and up until Implementation both with regard to guarantee liability and premium liability.

2.3 Further on employment issues

      The majority of the employees in the Norwegian part of Hydro’s Petroleum Activities are employed by Hydro. All employees in Hydro who on the Effective Date have their primary relationship to the Petroleum Activities shall, as a part of the Merger, be transferred to the Merged Company. The employment of the affected employees will be transferred in accordance with the rules and regulations of the Working Environment Act and other relevant labour legislation.

      The employees within the unit “Projects” are included in the Petroleum Activities except for the approximately 100 employees working within the unit “Light Metals & Energy” which are part of Hydro’s Remaining Activities, and thus shall not be transferred to the Merged Company.

      The employees of “Hydro Shared Services” who have their primary relationship to the Petroleum Activities, i.e. approximately 100 employees, shall be transferred to the Merged Company.

      Some of the employees in corporate functions in Hydro have work tasks partly related to Hydro’s Petroleum Activities and partly related to Hydro’s Remaining Activities. Among these, approximately 120 employees in the Corporate Centre in Norway, including approximately 50 from “Facility Management”, but not including the employees in Industriforsikring, shall be transferred to the Merged Company as a part of the Merger based on their functions and qualifications, and also taking into account the need for labour in the respective businesses. The same applies to the employees in corporate functions abroad, where a total of approximately 15 employees shall to be transferred to the Merged Company. The specific allocation of the employees shall take place after consultation with the involved employees and in accordance with relevant legislation.

      The Parties shall, to the extent possible, also ensure that employments at a subsidiary level are transferred to the Merged Company insofar that employees in Hydro Companies up to the Effective Date have had their primary relationship to the Petroleum Activities. Correspondingly, employees in Petroleum Companies who up to the Effect Date have had their primary relationship to Hydro’s Remaining Activities shall, to the extent possible, be transferred to Hydro.

      The principle of merger of equals shall be reflected in connection with the assignments of positions and duties in the Merged Company. To the extent seniority is emphasised in relation to such assignments or any other situation, seniority in the Hydro Group and the Statoil group, respectively, shall count equally in the Merged Company.

      Moreover, the Parties will emphasise providing information to and to consult with the employees and their representatives in connection with the completion of the Merger.

2.4 Further on pension issues

      From the Effective Date, the Merged Company assumes responsibility for all pension issues, including both the company pension scheme of Norsk Hydro’s Pension Fund and Hydro’s various unfunded pensions schemes, related to the active employees being transferred to the Merged Company and related to all pensioners and previous employees who at the time when they ceased to be active employees in the Hydro Group had their primary relationship to the Petroleum Activities.

      From the Effective Date, the Merged Company assumes responsibility for 36% of Hydro’s unfunded pension liabilities towards pensioners and former employees who at the time when they ceased to be active employees in the Hydro Group having work tasks related to both the Petroleum Activities and Hydro’s Remaining Activities.

      Furthermore, the Merged Company shall from the Effective Date assume responsibility for a share equal to the Proportion of Division of Hydro’s unfunded pension liabilities towards pensioners and former employees who at the time when they ceased to be active employees in the Hydro Group performed work related to previous activities which are no longer part of the Hydro Group, cf. clause 2.8.

      Hydro shall transfer to the Merged Company all claims which Hydro has against license partners related to pension rights earned in the upstream operation of the Hydro Group in Norway prior to 1 January 2001. Simultaneously, the Merged Company shall assume responsibility for Hydro’s obligations to pay premium to Norsk Hydro’s Pension Fund (whether the premium payment is due to a legal obligation or due to Hydro’s general practice without reflecting a legal obligation) and responsibility for pensions, which have not already been transferred in accordance with the provisions above, to the extent that premium and pension payments are included in the claims to be transferred according to the previous sentence.

      Hydro’s company pension scheme shall be divided in accordance with the regulations in the act dated 24 March 2000 no. 16 regarding company pension scheme section 14-2 (2), cf. (1) first sentence, cf. section 14-1. Funds shall to the extent possible be transferred in the form of assets from Norsk Hydro’s Pension Fund to the pension scheme which assumes the pension obligations. The composition of the assets which are transferred shall to the extent possible reflect the current composition of assets in Norsk Hydro’s Pension Fund. The Parties shall jointly establish a procedure for determining the specific allocation of the assets in the pension fund which protects their respective interests in a balanced manner.

2.5 Further on IT/ IS

      As a part of the Merger, HISP will be transferred to the Merged Company. The rights and obligations of HISP, including those related to employees and pensions together with existing contractual relations, will as a main rule remain unchanged after the transfer. HISP shall continue as Hydro’s IT/ IS supplier after the Merger based on the existing (with any adjustments that may be made) framework, delivery and project agreements between HISP and Hydro’s Remaining Activities. These agreements, together with the provisions below, regulate in more detail the delivery obligations, the right to termination and the possibility to re-allocate resources to Hydro after the transfer. Any adjustments as stated above require Statoil’s prior written consent. Such consent cannot be unreasonably withheld, and Statoil shall without undue delay make a decision as to whether such consent shall be given.

      The Parties shall establish a working group for IT/ IS activities consisting of representatives from Hydro and Statoil. The working group shall consider how the IT/ IS activities in the Merged Company and Hydro’s Remaining Activities shall be planned and executed in an appropriate manner after the Merger, and shall also take due consideration to the IT/ IS requirements of Hydro’s Remaining Activities. After the Merger, the working group shall consist of representatives from the Merged Company and Hydro’s Remaining Activities.

      Hydro has the right to acquire hardware, applications, software and other specified assets to be identified by the Parties in connection with the integration process, which currently are owned by HISP but which are essential to Hydro’s Remaining Activities, at book value Such systems and assets will mainly be related to financial activities and systems for production of hydroelectric power and associated trading which are related to Hydro’s Remaining Activities. In connection with such transfer of assets and systems, it may also be desirable to transfer employees from HISP to Hydro’s Remaining Activities in accordance with the relevant labour legislation. Hydro’s right to acquire assets according to this paragraph is contingent upon such transfer not having a substantial adverse effect on HISP’s ability to deliver IT/ IS services to the Petroleum Activities.

      In connection with the integration process the Parties shall further identify which of the external agreements HISP has entered into that the Parties shall seek to transfer to Hydro.

      Hydro undertakes, for a period of two years from the Implementation, not to recruit employees in HISP without the prior written consent of the Merged Company, except that Hydro shall be entitled to employ individuals employed in HISP insofar such employees apply for positions in Hydro on their own initiative and based on public advertisement of the positions.

2.6 Further on Herøya Research Centre

      All assets, rights and obligations, including those associated with employee-and pension issues, related to the Oil & Energy Research Centre together with other activities at Herøya Research Centre which completely or primarily relate to the Petroleum Activities shall, as part of the Merger, be transferred to the Merged Company.

2.7 Further on corporate costs

      Costs related to Hydro’s corporate centre shall from the Effective Date to the Implementation be distributed between Hydro’s Petroleum Activities and Hydro’s Remaining Activities in accordance with Hydro’s allocation principles for 2006. The share of the costs which according to the allocation principles is not charged to specific business areas (i.e. shareholders costs) shall be distributed in accordance with the Proportion of Division.

2.8 Further on assets, rights and obligations related to former activities

      Any rights, assets and obligations related to former activities which are no longer part of the Hydro Group (including environmental- and pension obligations related to the former agri and magnesium activities), shall be distributed between the Petroleum Activities and Hydro’s Remaining Activities in accordance with the Proportion of Division.

2.9 Further on existing financial debt between Hydro and the Petroleum Companies

      The main principle for the distribution of assets, rights and obligations included in clause 2.1 implies that the Merged Company from the Effective Date undertakes all financial debt (including outstanding accounts with Corporate Finance, loan placements and derivative contracts) which exist between Hydro and the Petroleum Companies. In this respect, both the creditor and the debtor positions are deemed to belong to the Petroleum Activities, so that the transfer of the financial debt will not affect the distribution of net values on a consolidated level.

2.10 Inter-company balance between Hydro’s Remaining Activities and Hydro’s Petroleum Activities

      For the purpose of the Merger Plan, an inter-company balance shall be deemed to exist between Hydro’s Remaining Activities and Hydro’s Petroleum Activities (the “Demerger Balance”). Depending on the underlying circumstances, this Demerger Balance may either imply a loan from Hydro’s Remaining Activities to Hydro’s Petroleum Activities or a claim which Hydro’s Petroleum Activities have against Hydro’s Remaining Activities.

      As of the Effective Date, the Demerger Balance shall represent a loan or claim of such size that the net interest-bearing debt in the Petroleum Activities, adjusted for the Demerger Balance, is NOK 1 billion. In this respect, net interest-bearing debt shall be calculated on a consolidated basis in accordance with USGAAP as follows:

Bank loans and other interest-bearing short term debt
+	Long term debt including first year’s instalments
-	Cash and bank deposits
-	Short term investments
=	Net Interest-Bearing Debt
+/-	Demerger Balance
=	NOK 1,000,000,000

3.	ADJUSTMENT OF THE DEMERGER BALANCE AFTER THE EFFECTIVE DATE ETC.

3.1 Adjustment and settlement of the Demerger Balance

      The Demerger Balance described in clause 2.10 shall be subject to continuous adjustment in order to reflect the cash flows in the Petroleum Activities, including cash flows in connection with Related Transactions, in the period between the Effective Date and the Implementation, as well as to reflect adjustments in connection with Related Transactions, taxation issues and other issues according to the provisions of the Merger Plan. Any amounts in other currency than NOK shall be converted to NOK based on the exchange rate on the day when the relevant adjustment of the Demerger Balance is made, unless otherwise stated in the provisions of the Merger Plan.

      The Demerger Balance shall bear interest according to a rate corresponding to one month’s NIBOR. The interest shall be calculated daily and capitalized in arrears on the last business day of each calendar month. One month’s NIBOR is defined as the rate quoted at Reuters around 1200 hours two business days before the beginning of the following month.

      Hydro shall, no later than three business days before the Implementation, notify Statoil in writing of its best estimate of the amount, including accrued interest, which the Demerger Balance will constitute at the Implementation. This amount shall be settled by cash payment at the Implementation.

      Hydro shall, no later than two months after the Implementation, prepare an updated calculation of the amount, including accrued interest, which the Demerger Balance constituted at the Implementation.

      Statoil and Statoil’s advisors shall be given the right to verify the updated calculation, and Hydro shall in this respect produce and grant access to all such information which Statoil and Statoil’s advisors reasonably request in order to carry out the verification.

      Statoil must submit any claims for adjustments of Hydro’s updated calculation of the Demerger Balance in writing to Hydro no later than three months after Statoil received the updated calculation from Hydro. Such claims for adjustments shall be substantiated. If no claims have been submitted within the said time limit, Hydro’s updated calculation is final and binding.

      Any disagreement which is not settled between the Parties within 14 days after a written claim for adjustments have been submitted shall be finally settled by an auditor jointly appointed by the Parties. If the Parties do not agree on an auditor within fourteen days after one of the Parties has requested such appointment, each of the Parties may require the auditor to be appointed by the managing director, or in his absence, the senior director of the Norwegian Institute of Public Accountants. If the disagreement concerns the interpretation of the Merger Plan, the dispute shall be settled according to clause 15.19.

      When the calculation of the Demerger Balance has become final, any discrepancies from the finally determined Demerger Balance and the amount which according to the provision above was paid at the Implementation (including interest calculated in accordance with the provisions above from the Implementation to the time of payment), shall within three business days be settled by cash payment.

      Any inter-company balances in accordance with the provisions of the Merger Plan which incur after the Implementation fall due for payment 15 business days after the Party who shall make a payment to the other Party has been duly informed.

3.2 Provisions regarding distributions etc.

      If a Hydro Company, during the period between the Effective Date and the Implementation, makes a distribution to a Petroleum Company (in the form of dividend, group contribution or otherwise, including provisions for distributions in the 2006 accounts), the Demerger Balance shall be adjusted through a subsequent claim for Hydro’s Remaining Activities against Hydro’s Petroleum Activities of a corresponding amount, converted to NOK based on the exchange rate of the day when the relevant distribution was made. The claim shall be reduced by an amount corresponding to the reduction in payable tax in the relevant Hydro Company which has been achieved as a result of the distribution. Such reduction shall take effect from the time when the tax payment would have been made, however no later than at the Implementation. Corresponding principles shall be applied to distributions from Petroleum Companies to Hydro Companies.

3.3 Provisions regarding other intra-group transactions

      In order to prevent other intra-group transactions which will be conducted before or at the Implementation from affecting the distribution of net values between the Parties on a consolidated level, the Demerger Balance shall be adjusted in accordance with the provisions below.

      Related Transactions which are conducted in the form of sales shall take place on an “as is” basis against cash payment of a market-based consideration from the buying to the selling company. Simultaneously, a corresponding claim shall be established with the same amount between Hydro’s Remaining Activities and Hydro’s Petroleum Activities which and be included in the Demerger Balance stated in clause 3.1.

      To the extent Petroleum Companies, during the period between the Effective Date and the Implementation, have loans from other Hydro Companies than Hydro with other interest terms than what applies to the Demerger Balance according to clause 3.1, the difference between the interest actually paid, and the interest which would have been paid if the principles in clause 3.1 had been applied, shall be calculated in arrears each month. The sum of all such discrepancies (plus interest calculated according to the principles stated in clause 3.1 from the expiry of the month to which the discrepancy applies and up until Implementation) represents a claim between Hydro’s Remaining Activities and Hydro’s Petroleum Activities which is included in the Demerger Balance set out in clause 3.1

      To the extent Petroleum Companies, in the period between the Effective Date and the Implementation, have loans from other Hydro Companies than Hydro with a fixed rate of interest, the loans shall, before the Implementation, be converted to loans with a floating rate of interest equal to the one set out in clause 3.1. The difference between the present value of each such loan discounted with the market rate for similar loans and the nominal value of the loan shall be calculated at the time of the conversion and be settled between the relevant Petroleum Company and the relevant Hydro Company. The sum of all such differences (plus interest calculated in accordance the principles stated in clause 3.1 from the conversion to the Implementation) represents a claim between Hydro’s Remaining Activities and Hydro’s Petroleum Activities which is included in the Demerger Balance set out in clause 3.1.

      Corresponding principles as stated in the two preceding paragraphs shall apply if Hydro Companies, in the period between the Effective Date and the Implementation, have loans from Petroleum Companies with other interest terms than what applies to the Demerger Balance set out in clause 3.1.

3.4 Provisions regarding fiscal issues

      The main principle for distribution of assets, rights and obligations set out in clause 2.1 implies that the Merged Company assumes all historical and future rights and obligations related to the Petroleum Activities from the Effective Date. This also includes all historical and future rights and obligations related to fiscal issues related to Hydro’s Petroleum Activities, and regardless of whether the matter is formally allocated to a Petroleum Company or a Hydro Company. Thus, any rights related to payments made and any liabilities for possible changes in taxation from previous years shall be allocated to the Merged Company if the basis for taxation is related to the Petroleum Activities. Correspondingly, rights and obligations related to fiscal issues related to Hydro’s Remaining Activities shall be allocated to Hydro. This principle shall be completed and modified by way of the adjustment mechanisms described below.

      If discrepancies from the tax return of a Petroleum Company for 2006 or changes in taxation of a Petroleum Company for previous years result in increased (or reduced) payment of tax for a Hydro Company, the Merged Company shall, after the tax payment has been made on demand, pay a corresponding amount to Hydro (or vice versa) converted to NOK based on the exchange rate on the day when the tax amount is paid. A corresponding principle shall apply if discrepancies from the tax return of a Hydro Company for 2006 or changes in taxation of a Hydro Company for previous years result in increased or reduced payment of tax for a company related to the Petroleum Activities.

      In the event of discrepancies from the tax return for 2006 or changes in taxation for previous years related to internal pricing, including allocation of corporate costs, between Hydro’s Petroleum Activities and Hydro’s Remaining Activities, Hydro shall, if the change results in an increase in taxation of Hydro’s Petroleum Activities, compensate the Merged Company with an amount corresponding to the reduction in taxation of Hydro’s Remaining Activities, however limited to the increase in taxation of the Petroleum Activities, converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made. Correspondingly, the Merged Company shall compensate Hydro according to the same principles if the change results in an increase in taxation in Hydro’s Remaining Activities.

      In the event of discrepancies from the tax return for 2006 or changes in the taxation for previous years of Norsk Hydro Produksjon AS which result in a different distribution of financial items between Hydro’s Petroleum Activities and Hydro’s Remaining Activities, Hydro shall compensate the Merged Company for any reductions in the taxation of Hydro’s Remaining Activities as a consequence of such changes, and the Merged Company shall compensate Hydro for any reductions in the taxation of Hydro’s Petroleum Activities as a consequence of such changes, however limited to the corresponding increase of taxation of the other party, converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made.

      In the tax jurisdictions in which it is possible, for the fiscal year 2007, to consolidate Hydro’s Petroleum Activities and Hydro’s Remaining Activities up until Implementation, such consolidation shall take place. Any transfers of values which in this respect take place between Hydro’s Petroleum Activities and Hydro’s Remaining Activities shall be assessed in accordance with clause 3.2.

      If a Hydro Company becomes obliged to pay taxes or charges as a result of the Merger, including in connection with the completion of Related Transactions or other underlying transactions as a part of the Merger, the Merged Company shall, at the Implementation or possibly later when the amount is paid and a claim for refund is submitted to the Merged Company, pay a corresponding amount converted to NOK based on the exchange rate at the Implementation or at such later date when a claim for reimbursement is made.

      Any payment obligations under the provisions above shall be adjusted for any taxation effects related to the actual payment of the above-mentioned adjustments.

4.	DEMERGER CONSIDERATION

      As compensation for the transfer of Hydro’s Petroleum Activities, the shareholders of Hydro shall receive 0.8622 shares in the Merged Company for each share owned in Hydro. Consideration shares will not be issued for treasury shares owned by Hydro.

      Fractions of shares will not be issued. Instead, such fractions will be gathered into whole shares which will be sold in the market. The net proceeds shall be distributed proportionately between those entitled to fractions.

      The exchange ratio is based on the following financial conditions:

(i) Hydro’s Petroleum Activities shall be allocated a net interest-bearing debt (as defined in section 2.10 above) of NOK 1 billion as per 1 January 2007.

(ii) Statoil shall before the Implementation distribute an ordinary dividend of NOK 9.12 per share.

(iii) Hydro shall before the Implementation distribute an ordinary dividend of NOK 5.0 per share. This dividend shall be charged to the Petroleum Activities.

(iv) Neither Statoil nor Hydro shall, except as otherwise stated in (i) and (ii) above and clause 5 below, distribute any dividend on its shares before the Implementation.

5.	CHANGES IN CAPITAL STRUCTURE BEFORE THE IMPLEMENTATION

      In the course of the period between the approval of the Merger Plan by the general meetings and the Implementation, it is assumed that Hydro and Statoil will redeem 16,871,506 and 14,291,848 shares, respectively, belonging to the Norwegian government and cancel such number of own shares that the government’s ownership percentage remains unchanged. The redemption and cancellation of shares shall be made in accordance with established practice and agreements regarding repurchase schemes for shares entered into with the government.

      On this basis, a proposition will be made to the general meeting of Hydro to reduce the share capital before the Implementation by NOK 140,904,532 by way of cancellation of 21,627,000 own shares and a redemption of 16,871,506 shares belonging to the government, as represented by the Ministry of Trade and Industry, resulting in a share capital immediately before the Implementation of NOK 4,567,522,433.30 divided on 1,247,956,949 shares, each with a par value of NOK 3.66.

      Correspondingly, a proposition will be made to the general meeting of Statoil to reduce the share capital before the Implementation by NOK 50,397,120 by way of cancellation of 5,867,000 own shares and redemption of 14,291,848 shares belonging to the government, as represented by the Ministry of Petroleum and Energy, resulting in a share capital immediately before the Implementation of NOK 5,364,962,167.50 divided on 2,145,984,867 shares, each with a par value of NOK 2.50.

      Otherwise, none of the Parties shall, without the prior consent from the other Party, acquire or sell own shares or change its share capital prior to the Implementation, except for the Parties acquisition and sale of treasury shares as part of the implementation of a share savings scheme for the employees in accordance with established practice.

6.	CHANGES IN CAPITAL STRUCTURE AS A RESULT OF THE MERGER

6.1 Reduction of the share capital in Hydro as a result of the Merger

      As a part of the approval of the Merger Plan, the general meeting of Hydro shall pass the following resolution regarding the reduction of share capital:

“The share capital of Norsk Hydro ASA shall be reduced by NOK 3,197,256,703.30 from NOK 4,567,522,433.30 to NOK 1,370,256,730 by reduction of the par value of each share from NOK 3.66 to NOK 1.098. In executing the reduction, assets, rights and obligations shall be transferred to the Merged Company in connection with the demerger. That portion of the distributions which exceeds the capital reduction shall for accounting purposes be charged to the premium paid-in capital by an amount of NOK 6,727,420,000 which corresponds to 70% of the premium paid-in capital as of 1 January 2007, whereas any excess amounts are charged to other equity.

With effect from the registration of completion of the demerger with the Register of Business Enterprises, article 4 of the articles of association is amended to the following wording:

The share capital is NOK 1,370,256,730 divided on 1,247,956,949 shares with a par value of NOK 1.098. The shares shall be registered in the Norwegian Central Securities Depository. The board of directors may refuse transport and take other necessary measures in order to prevent the transfer of shares from taking place in defiance of the limitations set forth in Norwegian legislation.”

6.2 Increase of the share capital of Statoil as a result of the Merger

      As a part of the approval of the Merger Plan, the general meeting of Statoil shall pass the following resolution regarding the increase of share capital:

“The share capital shall be increased by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 by issuing 1,042,662,236 shares, each with a par value of NOK 2.50, in connection with the demerger. The portion of the contribution which is not treated as share capital in the accounts shall, in accordance with the continuity principle, be treated in the accounts so that the sum of the paid in equity capital in the two companies remains unchanged after the Merger.

Subscription of the shares shall take place by way of approval of the Merger Plan by the general meeting of Hydro.

Payment for the shares shall take place by the transfer of assets, rights and obligations from Hydro according to the Merger Plan when completion of the demerger is registered with the Register of Business Enterprises.

The shareholders of Statoil waive the pre-emptive right to subscribe for shares as the shares are issued to the shareholders of Hydro as demerger consideration. Shares will not be issued to Hydro for treasury shares owned by the company. The new shares shall entitle the holders to distributions from the time they are issued.

The new shares shall be registered in Statoil’s register of shareholders as soon as possible after the completion of the demerger is registered with the Register of Business Enterprises, and shall thereafter entitle the holder to full shareholder rights in Statoil.”

6.3 Further amendments to Statoil’s articles of association as a result of the Merger

      As a part of the approval of the Merger, the general meeting of Statoil shall pass a resolution regarding amendments to the company’s articles of association so that they from the Implementation will be in accordance with what follows in Annex 6. Amendments compared to the current articles of association of Statoil follows from the mark-up included in Annex 7. Amendments beyond what is necessary for the Merger are minor technical and linguistic amendments.

7.	FOUNDERS AND SUBSCRIPTION CERTIFICATES

      Hydro has issued founders and subscription certificates which in case of an increase of the share capital, provided that this is permitted under applicable Norwegian legislation, give the holders a preferential right to subscribe at the terms of subscription determined by the company. The preferential right does not apply if the share capital increase is conducted to allot shares to third parties as consideration for contribution of assets to the company.

      The holders of the founders and subscription certificates will maintain their rights in Hydro after the Implementation. In relation to the Merged Company, the rights of the holders of the founders and subscription certifications will be redeemed by the Merged Company paying a redemption consideration, upon the submission of a claim, based on the actual value of the certificates, cf. public limited companies act section 14-9. cf. section 13-19. Hydro shall be compensated by the Merged Company for any costs incurred by Hydro in this respect.

8.	FURTHER ON THE MERGED COMPANY

8.1 Name and logo

      From the Implementation, the Merged Company shall have a new name and a new logo.

      The name of the Merged Company shall, from the Implementation, be StatoilHydro ASA. The board of directors of the Merged Company shall develop a new name and a new logo which shall symbolise the company’s business strategy, values and vision, and which shall be different from the present companies’ names. A proposal for a new name shall be presented at the first annual general meeting after the Implementation.

      Change of name and logo shall not prevent the use of Statoil’s present name and logo in connection with the Merged Company’s activities within the business area “energy and retail” to the extent this is considered appropriate.

8.2 Registered office and location

      The registered office of the Merged Company shall be in Stavanger. Corporate functions shall be located in both Oslo and Stavanger, and the CEO shall have offices in both locations.

8.3 The board of directors of the Merged Company

      The board of directors of the Merged Company shall consist of ten members, of which three members shall be elected among the employees. The chairman of the board of the Merged Company shall be Eivind Reiten. The election committee of Hydro shall nominate two and the election committee of Statoil shall nominate four of the other members of the board.

      The board of directors shall be elected for the period up until the annual general meeting of the Merged Company in the spring 2010.

8.4 The management of the Merged Company

      The CEO of the Merged Company shall be Helge Lund.

      The remaining senior management shall be composed as described in Annex 2.

      The composition of the remaining senior management of the Merged Company will be determined by the current CEOs in accordance with the principle of merger of equals.

      The management structure and management systems of the Merged Company will principally be based on Statoil’s existing model.

8.5 Other corporate bodies

      The Merged Company shall have a corporate assembly consisting of 18 members together with deputy members. Six members with deputy members shall be elected by and among the employees. The election committee of Hydro shall nominate five of the other members and two deputy members, while the election committee of Statoil shall nominate seven of the other members and two deputy members.

      The Merged Company shall have an election committee consisting of four members. The election committee of Hydro and Statoil shall each nominate two of the members of the election committee.

      The members of the corporate assembly and the election committee shall be elected for the period up until the annual general meeting of the Merged Company in the spring 2010.

8.6 Representatives of the employees in the board of directors and the corporate assembly

      The Parties will arrange for the election of employee representatives for the Merged Company’s corporate assembly and board of directors as soon as possible after the Implementation, with the aim of having employee representatives in these corporate bodies with experience from Hydro and Statoil reflecting the principle of merger of equals.

9.	ACCOUNTING ISSUES

      The financial effective date of the Merger, with regard to the company accounts, shall be 1 January 2007, i.e. transactions in Hydro’s Petroleum Activities will from the said date, for accounting purposes, be regarded as having been conducted on the account of the Merged Company.

      The Merger is expected to be carried out with continuity for accounting purposes.

      The draft opening balance for the Merged Company is included as Annex 12.

10.	FISCAL ISSUES

      The Merger shall for tax purposes take effect from 1 January 2007.

      The Merger shall be carried out with continuity for taxation purposes in Norway.

      In accordance with the requirements of section 11-8 (1) of the Norwegian Taxation Act, the nominal and paid-in share capital is distributed in proportion to Hydro’s net values, i.e. 30% for Hydro’s Remaining Activities and 70% for the Petroleum Activities.

      Continuity for taxation purposes implies, inter alia, that taxation positions related to assets, rights and obligations which are transferred from Hydro to the Merged Company upon the Merger will be transferred unaltered to the Merged Company, cf. inter alia sections 11-7 (1) and 11-8 (3) and (4) of the Taxation Act, and that the Merger will not have any immediate fiscal consequences for Hydro’s shareholders in Norway, and, at the same time, the tax base in Hydro will remain unaltered, with an apportionment to shares in Hydro and shares in the Merged Company in the same ratio as the par value of the shares apportioned in connection with the Merger, cf. section 11-7 (2) of the Taxation Act.

11.	CONDITIONS FOR THE COMPLETION OF THE MERGER

      Each of the Parties’ obligation to execute the Merger is contingent upon:

(i) Approval of the Merger Plan by the general meetings in Hydro and Statoil with the necessary majority.

(ii) No incidents, changes, occurrences or developments with regard to the other Party occurring prior to the approval of the Merger Plan by the respective general meetings which materially alter the basis for the Merger.

(iii) Adequate documentation of settlement of the estimated Demerger Balance described in clause 3.1 has been presented.

(iv) The Parties obtaining all necessary approvals from public authorities to execute the Merger, and that these approvals do not contain conditions which will have a material adverse effect for the Merged Company, unless the boards of directors of Hydro and Statoil find that the effect of any failure to obtain approvals or any conditions imposed upon the Merged Company in connection with such approvals will not have a material adverse effect for any of the Parties considering the compensation that may have been agreed upon in this respect.

(v) Possible third party approvals which may be necessary for the Implementation of the Merger having been given, unless the boards of directors of Hydro and Statoil find that the effect for the Merged Company will not have a material adverse effect for any of the Parties considering the compensation which might be agreed upon in this respect.

(vi) The deadline for objections from creditors pursuant to the Public Limited Companies Act section 14-7, cf. section 13-15, cf. section 13-16 shall have expired for both Parties and the position regarding any creditors who have raised objections shall have been settled, or the District Court shall have decided that the Merger may nevertheless be executed and registered with the Register of Business Enterprises.

(vii) All conditions for Statoil’s continued listing on the Oslo Stock Exchange and the New York Stock Exchange respectively have been, or with a reasonable degree of certainty will be, fulfilled.

      Statoil’s obligation to execute the Merger is also contingent upon Statoil having received a written confirmation from Hydro stating that all necessary Related Transactions, including the demerger of Norsk Hydro Produksjon AS, have been executed in accordance with the Merger Plan and as the Parties have otherwise agreed.

12.	COMPLETION OF THE MERGER

      The Merger shall become effective upon registration of the notification from Statoil that the Merger shall enter into force is registered with the Register of Business Enterprises.

      Such registration in the Register of Business Enterprises shall take place on the first business day of the subsequent month after the conditions stated in clause 11 have been satisfied. The Merger shall lapse if such registration has not taken place at the latest 12 months after the approval of the Merger Plan by the general meetings of Statoil and Hydro respectively, unless the boards of directors of Hydro and Statoil agree upon an extension of the deadline.

      The Parties shall to the extent necessary exchange information and otherwise cooperate with the aim to as soon as possible fulfil the conditions for the completion of the Merger as soon as possible.

13.	PLANNING OF THE INTEGRATION

      The Parties have, in accordance with the Integration Agreement, established a project for the integration under the leadership of Hilde M. Aasheim in close cooperation with Anne Therese Hestenes, who, to the extent this will not be in conflict with competition laws, shall plan the integration of the involved activities. The integration project shall be executed based on the principle of merger of equals and other principles laid down in the Merger Plan.

14.	RESTRICTIONS ON THE CONDUCT OF BUSINESS DURING THE TERMS OF THE MERGER PLAN

      None of the Parties — nor any company controlled by any of the Parties — shall, from the time of entering into this Merger Plan, act in contradiction to the terms and conditions set forth herein. Neither Hydro’s Petroleum Activities nor Statoil shall, without the prior written consent from the other Party, decide or undertake major investments, disposals (including shares or interests in companies) or changes to its business or capital structure, or perform other acts or omissions which are of material importance to the Merger or which fall outside the scope of ordinary course of business. The above does not preclude acts or omissions contemplated by this Merger Plan or which are necessary to execute the Merger.

      Neither Statoil nor Hydro shall take any actions with the aim of an offer or proposal being put forward which will be detrimental to the completion of the Merger or will reduce the probability for the Merger being approved by their respective general meetings. Each of the Parties shall immediately inform the other Party of any inquiries they may receive regarding possible offers or proposals of such nature.

15.	MISCELLANEOUS

15.1 Costs in connection with the Merger

      All external costs incurred or to be incurred by the Hydro group in connection with the planning, negotiation and completion of the Merger and the related division of the Hydro group, including in connection with the completion of Related Transactions, shall be a part of the Petroleum Activities to be transferred in the Merger. This principle includes inter alia expenses related to advisors, expenses incurred in connection with the transfer of loans and other agreements, and any obligations to pay taxes and charges. The principle is limited to costs related to circumstances which Statoil has been informed of prior to the Implementation.

15.2 Settlement of balances between Hydro companies and Petroleum companies

      All interest-bearing balances between Petroleum Companies and Hydro Companies shall be settled at the Implementation. All other balances which exist at the Implementation and which are not of a continuous commercial nature shall be settled within three months after the Implementation.

15.3	Any contracts which are formally allocated to another company than the operational contracting party

      To the extent there are agreements in which other Hydro Companies than Hydro are parties, and which are mainly related to the Petroleum Activities, such agreements shall, unless the Parties agree otherwise, be transferred to the Merged Company or a company appointed by the Merged Company. A corresponding principle shall apply if Petroleum Companies are parties in agreements which are mainly related to Hydro’s Remaining Activities. If such agreements have a positive or negative market value, a corresponding cash consideration shall be contributed between the assignor company and the assignee company. Simultaneously, a corresponding claim with the same amount is established between Hydro’s Remaining Activities and Hydro’s Petroleum Activities which shall be included in the Demerger Balance.

15.4 Liability exemption in relation to third parties

      The Merged Company shall take all reasonable measures to relieve Hydro Companies from their responsibility towards third parties, including lenders and other contracting parties, related to the assets, rights and obligations included in the Petroleum Activities. Correspondingly, Hydro shall take all reasonable measures to relieve the Petroleum Activities from their responsibility towards third parties, including lenders and other contracting parties, related to the assets, rights and obligations that are comprised by Hydro’s Remaining Activities.

15.5 Assets, rights and obligations which cannot be transferred

      To the extent that the transfer of assets, rights or obligations related to the Petroleum Activities to the Merged Company is not obtainable as a result of necessary public authority approvals or third party approvals not having been given, and this does not prevent the completion of the Merger according to clause 11 above, the Parties shall, to the extent possible, enter into agreements between them which give the Merged Company similar rights and obligations towards Hydro Companies as if the asset, right or obligation had been transferred to the Merged Company. If it is not possible to transfer the relevant assets, rights or obligations by way of such agreements, Hydro shall compensate the Merged Company according to the value which the relevant asset, right or obligation represents.

      The same applies if assets, rights and obligation related to Hydro’s Remaining Activities cannot be transferred from Petroleum Companies.

15.6 Regarding guarantee liabilities

      As a part of the Merger, a transfer to the Merged Company of guarantee liabilities related to Hydro’s Petroleum Activities will take place. Statoil shall actively contribute to, including by offering to provide similar guarantees in relation to the relevant third parties, such guarantees being transferred to the Merged Company at the Implementation or as soon as possible thereafter. Hydro shall also actively contribute to such transfer.

      To the extent that such guarantees have still not been transferred at the Implementation, the Parties shall enter into agreements between them which give the Merged Company the same rights and obligations towards the relevant Hydro Company as these Hydro Companies have towards the relevant third parties in relation to the guarantee. Such agreements shall terminate at the time when the Hydro Companies are relieved from their guarantee liabilities.

      To the extent that Hydro Companies are still liable for guarantees related to the Petroleum Activities after the Implementation, the Merged Company shall award continuously compensate compensation to the relevant

Hydro Companies for any expenses, including bank charges, in connection with the maintenance of the guarantees.

      Corresponding principles, including the activity requirements set out in the first paragraph, shall apply if Petroleum Companies, after the Implementation, are still liable for guarantees related to Hydro’s Remaining Activities.

15.7 Interest on overdue payments

      If any payments that in accordance with the provisions of the Merger Plan is due at the Implementation is made at a later date on account of the fact that more time is required to quantify the relevant amounts payable, or because the Parties cannot agree on the relevant amounts, then interest in accordance with the figures in clause 3.1 shall be payable from the Implementation and until payment is made. In cases where such payment is overdue although the size of the amount is finally determined through an agreement between the Parties or a legal decision, the interest rate shall be set 3 percentage points higher.

15.8 Handling of claims or lawsuits regarding assets, rights or obligations related to the other party

      In the event that a Hydro Company is already handling or is notified of a possible claim or lawsuit in which the actual interest, directly or indirectly according to the provisions of the Merger Plan, or in agreements regulating Related Transactions, lies with a Petroleum Company or the Merged Company, the company handling or receiving the notice shall without undue delay notify the company which it believes has the actual interest of the matter. If the company receiving such notice declares in writing to be liable for the rights and obligations related to the possible claim or lawsuit, this company shall be entitled to be in charge of the further handling of the case in relation to the party submitting the claim. The same applies if a Petroleum Company or the Merged Company is already handling or is notified of a possible claim or lawsuit in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Hydro Company.

      In the event that a Hydro Company is already pursuing or accepts to submit a possible claim or lawsuit against third parties, in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Petroleum Company or the Merged Company, the company having the actual interest shall be entitled to be in charge of the further consideration of the case, provided that such company declares in writing to be liable for rights and obligations related to the possible claim or lawsuit. The same applies if a Petroleum Company or the Merged Company is already pursuing or accepts to submit a possible claim or lawsuit against third parties in which the actual interest, directly or indirectly according to the provisions of the Merger Plan or in agreements regulating Related Transactions, lies with a Hydro Company. A company may only refuse to accept such pursuit or submission of a possible claim or lawsuit if significant reasons so require.

      If both parties have an actual interest in the above-mentioned claims or lawsuits, the Parties shall clarify the further handling of the case in greater detail.

      Under any circumstances, the handling of claims or lawsuits in all of the above-mentioned cases shall take place with due handling of the interests of the other company in relation to the claim or lawsuit.

15.9 Agreements between Hydro Companies and Petroleum Companies

      A number of agreements has been, and will be, entered into between Hydro Companies and Petroleum Companies which continue established business relations between Hydro’s Petroleum Activities and Hydro’s Remaining Activities in a transitional period. Such agreements shall be based on common commercial terms. If such agreements fall outside the scope of the ordinary course of business or remain in force beyond 30 June 2008, entering into or changing such agreements is subject to Statoil’s prior written consent. Such consent cannot be unreasonably withheld, and Statoil shall without undue delay make a decision as to whether such consent shall be given.

      The above-mentioned provisions shall not be apply to agreements related to IT/ IS activities, which will be regulated in greater detail by clause 2.5.

15.10 The parent companies’ liability for the obligations of subsidiaries

      To the extent the Merger Plan or agreements regarding Related Transactions contain provisions which according to their content must be complied with by the Parties’ respective subsidiaries, each Party is liable for implementing the legal and actual measures necessary in order to ensure that their respective subsidiaries act in accordance with the provisions in question.

      Furthermore, each Party shall on a joint and several basis be liable for the obligations of its subsidiaries under the Merger Plan or agreements regarding Related Transactions.

15.11 Use of the name Hydro etc.

      The Parties shall enter into a separate agreement regarding the Merged Company’s use of the name, logo etc. of Hydro and its subsidiaries, including in relation with clause 8.1. Such agreement shall contain customary terms and conditions for use, including limitation of the duration of such use. The right to use the name, logo etc. is limited by any rights held by third parties.

15.12 Archive material

      Hydro and the Merged Company shall grant each other access to copy all accounting records and other archive material to the extent that the party not having such material in its possession reasonably requests such copying for the purpose of its accounting, legal obligations or conduct of business.

15.13 Industriforsikring

      The shares in Industriforsikring shall remain in Hydro after the Merger. However, after the Merger Industriforsikring shall demerge (a) all rights and obligations related to the insurance of the Petroleum Activities, including rights and obligations in connection with the membership in OIL, and (b) a proportionate share of Industriforsikring’s assets. The Merged Company or any of its subsidiaries shall, after the demerger of Industriforsikring has been executed, acquire according to a special agreement the company which is demerged from Industriforsikring for a cash amount equal to this company’s value adjusted equity.

15.14 Norsk Hydro Canada Inc.

      In connection with the transfers of the ownership interests in Norsk Hydro Canada Inc. (“NHCI”), it is established, at the Effective Date, an interest-bearing claim against Hydro’s Remaining Activities allocated to Hydro’s Petroleum Activities corresponding to USD 35 million for coverage of cost related to the close down of NHCI. This claim shall not be included in the calculation of net interest-bearing debt as described in clause 2.10, but shall be included in the settlement according to clause 3.1. Moreover, Hydro shall compensate the Merged Company for any costs incurred related to close down which exceed USD 35 million. The Merged Company, on the other hand, shall compensate Hydro for 50% of the value of the final realized tax positions of NHCI.

15.15 Insurance

      Hydro shall ensure that the Petroleum Activities keep the relevant insurances on corresponding terms up until Implementation.

15.16 Changes to the Merger Plan

      The boards of directors of Hydro and Statoil may, on behalf of the general meetings, carry out minor changes to the Merger Plan, including changes to the time schedule as set out in clause 1.5, provided that the changes are not detrimental to the shareholders and do not have financial impact to the Merger.

      To the extent that the technical implementation of the Merger results in an unforeseen situation with regard to obtaining approvals or endorsements from public authorities or third party consents, the boards of directors of Hydro and Statoil may adjust the technical implementation of the Merger as described in the Merger Plan, provided that such adjustments are not detrimental to the shareholders and do not have financial impact to the Merger.

15.17 Confidentiality and information

      All information which has been, and will be, received from the other Party in connection with the process related to the Merger, and which is not publicly known, shall be treated as confidential and shall not be used for purposes other than the Merger. This does not prevent submission of such information required by law or regulations. In such cases the Party which is obliged to give such information shall, if possible, consult the other Party before such information is given.

      Information to the public and the relevant stock exchanges related to the Merger shall be given jointly by the Parties.

15.18 Termination of the Merger Plan

      The Demerger Plan shall terminate if it is terminated due to the conditions for the Merger not being possible to fulfil or due to material breach. The provisions of the Merger Plan shall not limit the Parties’ right to declare themselves not bound by the Merger Plan according to general contract law.

      The Parties shall cooperate on the information given about a possibly termination of the Merger Plan. When preparing and presenting information, the opinions and interests of both Parties shall be taken into consideration.

15.19 Disputes

      The Parties shall endeavour to settle disagreements in connection with the Merger Plan amicably. Disputes shall, if the Parties do not agree otherwise, be settled by arbitration in Oslo. The arbitration proceedings and the award of the arbitration tribunal shall be subject to the provisions of clause 15.17.

* * * * *

      This Merger Plan is signed in two copies, of which Hydro and Statoil shall retain one copy each.

Oslo, 12 and 13 March 2007

The board of directors of Norsk Hydro ASA	The board of directors of Statoil ASA

Jan Audun Reinås	Jannik Lindbæk
Elisabeth Grieg	Karin Cecilie Kullmann Five
Terje Friestad	Finn Arild Hvistendahl
Håkan Mogren	Knut Å m
Kurt Anker Nielsen	Grace Montgomery Reksten Skaugen
Geir Nilsen	Ingrid Beichmann Wiik
Sten Roar Martinsen	Marit Arnstad
Grete Faremo	Lill Heidi Bakkerud
Lena Marie Olving Öhberg	Morten Svaan
Claus Clausen

ANNEXES:

1	.	Overview of companies related to the Petroleum Activities
2	.	Overview of the group management of the Merged Company
3	.	The articles of association for Norsk Hydro ASA
4	.	Draft articles of association for Norsk Hydro ASA (at the Implementation)
5	.	The articles of association for Statoil ASA
6	.	Draft articles of association for the Merged Company (at the Implementation)
7	.	Changes in relation to the currently applicable articles of association for Statoil ASA and draft articles of association for the Merged Company (at the Implementation) with mark-ups
8	.	The board of directors’ reports on the Merger
9	.	Expert statements on the Merger Plan
10	.	Norsk Hydro ASA’s annual accounts, annual report by the Board and auditor’s report for 2003, 2004, 2005 and 2006.
11	.	Statoil ASA’s annual accounts, annual report by the Board and auditor’s report for 2003, 2004, 2005 and 2006.
12	.	Draft opening balance for the Merged Company
13	.	Auditor’s statement regarding the draft opening balance of the Merged Company
14	.	Auditor’s statement stating that after the reduction of the share capital of Norsk Hydro ASA, there will be full coverage for the company’s undistributable equity.

APPENDIX B

The Board of Directors Statoil ASA NO-4035 Stavanger Norway	Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

13 March 2007

PRIVATE & CONFIDENTIAL

Members of the Board,

We understand that Statoil ASA (“Statoil”) proposes to enter into a merger plan with Norsk Hydro ASA (“Norsk Hydro”) substantially in the form of the draft document provided to us dated 20 February 2007 (the “Merger Plan”). The Merger Plan sets out the terms and conditions on and subject to which Norsk Hydro’s oil and gas and certain other activities (“Norsk Hydro Petroleum”) will be merged with Statoil (the “Merger”). The Merger will be implemented by means of a demerger transaction effected in accordance with Norwegian law whereby the assets, rights and liabilities of Norsk Hydro Petroleum will be transferred to Statoil in exchange for Statoil issuing Statoil ordinary shares to Norsk Hydro’s shareholders on the basis of 0.8622 newly issued Statoil ordinary shares for each Norsk Hydro ordinary share (the “Exchange Ratio”) .

You, the Board of Directors of Statoil, have asked for our opinion as to whether the Exchange Ratio is fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil.

For the purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of or relating to Statoil, Norsk Hydro and Norsk Hydro Petroleum;

(ii)	reviewed certain internal financial statements and other financial data concerning Norsk Hydro Petroleum prepared by the management of Norsk Hydro;

(iii)	discussed the past and current operations and financial condition of Statoil with senior executives of Statoil and analysed the pro forma impact of the merger on Statoil’s earnings per share and debt-adjusted cash flow;

(iv)	reviewed the reported prices and trading activity for the ordinary shares of Statoil and Norsk Hydro, respectively;

(v)	compared the financial performance of Statoil and Norsk Hydro Petroleum;

(vi)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(vii)	participated in discussions and negotiations among representatives of Statoil and Norsk Hydro and their financial and legal advisors;

(viii)	reviewed a draft, dated 20 February 2007, of the Merger Plan; and

(ix)	reviewed such other information and performed such other analyses that Morgan Stanley have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. In this regard, we have assumed with your consent that the announced synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgment of Statoil.

We have assumed that the Merger will be consummated on the basis of the terms and conditions set out in the draft Merger Plan without material amendment. In addition, we have assumed that in connection with the receipt

B-1

of all the necessary regulatory or other approvals or consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the proposed Merger.

We are not legal, tax or accountancy advisors and have relied upon, without independent verification, the assessment of Statoil and its legal, tax and accountancy advisors with respect to matters of law, regulation, tax and accountancy. We have not made any independent valuation or appraisal of the assets or liabilities of Statoil or Norsk Hydro Petroleum, nor have we been furnished with any such appraisals. The valuation of securities is inherently imprecise and is subject to uncertainties and contingencies, all of which are difficult to predict and beyond our control. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as at, the date hereof.

We have acted as Statoil’s financial advisor in connection with the Merger and will receive a fee for our services from Statoil, the principal portion of which is contingent upon the consummation of the Merger. Statoil has also agreed to reimburse us for certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the past, members of the Morgan Stanley group have provided financial advisory and financing services to Statoil and Norsk Hydro and their respective affiliates and have received fees in connection with such services. Members of the Morgan Stanley group may also seek to provide such services to Statoil and Norsk Hydro in the future and will receive fees for the rendering of these services. In the ordinary course of their trading, brokerage, investment management and financing activities, certain members of the Morgan Stanley group may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Statoil or Norsk Hydro.

It is understood that this letter is for the information of the Board of Directors of Statoil and may not be used for any other purpose without our prior written consent. This letter may not be referred to, communicated or disclosed to any other party without our prior written consent (which consent will not be unreasonably withheld). This opinion does not address the merits of Statoil’s underlying business decision to enter into the Merger, nor does it constitute advice or any form of recommendation to any shareholder of Statoil as to how to vote at the shareholders’ meeting to be convened in connection with the proposed Merger. In addition, this opinion does not address the prices at which Statoil’s common shares might trade following consummation of the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to Statoil’s ordinary shareholders solely in their capacity as ordinary shareholders of Statoil.

Very truly yours,

MORGAN STANLEY & CO. LIMITED

By: /s/ J. Robert Maguire

       J. Robert Maguire

       Managing Director

B-2

APPENDIX C

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB
Tel: 020 7774 1000 Telex: 94015777 Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

PERSONAL AND CONFIDENTIAL

March 12, 2007

Board of Directors

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock, par value NOK3.66 per share (the “Shares”), of Norsk Hydro ASA (the “Company”) of the Exchange Ratio (as defined below) pursuant to the plan for the demerger of Norsk Hydro ASA as part of the merger of Norsk Hydro ASA’s petroleum activities with Statoil ASA (“Statoil”), dated March 12, 2007 (the “Merger Plan”), between the Company and Statoil. Pursuant to the Merger Plan and in accordance with Norwegian law, the Petroleum Activities (as defined in the Merger Plan) of the Company will be simultaneously demerged from the Company and merged with Statoil, such that each holder of a Share will receive 0.8622 shares (the “Exchange Ratio”) of common stock, par value NOK 2.50 per share (the “Statoil Shares”), of Statoil for such holder’s interest in the Petroleum Activities.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Merger Plan (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time. We also may provide investment banking services to the Company and Statoil in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, Statoil and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Statoil for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Merger Plan; the plan for demerger between Norsk Hydro Production and a newly formed limited company wholly owned by Norsk Hydro; annual reports to stockholders and Annual Reports on Form 20-F of the Company for the five fiscal years ended December 31, 2005; certain unaudited financial information prepared by the management of the Company relating to the Petroleum Activities for the fiscal years ended December 31, 2006, 2005 and 2004; certain unaudited financial information prepared by the management of the Company for the fiscal year ended December 31, 2006; certain interim reports to stockholders of the Company; certain other communications from the Company to its stockholders; certain internal financial analyses and forecasts for the Petroleum Activities prepared by the management of the Company (the “Forecasts”); certain internal financial information prepared by the management of the Company; and certain publicly available research analyst reports with respect to the expected future financial performance of the Company. With respect to Statoil, we have reviewed annual reports to stockholders and Annual Reports on Form 20-F of Statoil for the five fiscal years ended December 31, 2005;

C-1

Board of Directors
Norsk Hydro ASA
March 12, 2007
Page Two

certain interim reports to stockholders of Statoil; certain other communications from Statoil to its stockholders; certain unaudited financial information prepared by the management of Statoil for the fiscal year ended December 31, 2006; certain internal financial information prepared by the management of Statoil; and certain publicly available research analysts reports with respect to the future financial performance of Statoil, including certain reports that we have discussed with the management of the Company as to the appropriateness of their use for purposes of our analysis. We also have held discussions (i) with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Petroleum Activities and of the Company and their discussions with Statoil with respect to the past and current business operations, financial condition and future prospects of Statoil and (ii) with members of the senior management of Statoil regarding their assessment of the past and current business operations and financial condition of Statoil. In addition, we have reviewed the reported price and trading activity for the Shares and the Statoil Shares, compared certain financial information for the Petroleum Activities and certain financial and stock market information for the Company and Statoil with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, Statoil did not make available to us its projections of expected future financial performance. Accordingly, with your consent, our review of such matters was limited to discussions with members of the senior management of the Company and Statoil, including discussions with the senior management of the Company regarding certain research analyst estimates of the future financial performance of Statoil. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Merger Plan will be obtained without any adverse effect on the Company, the Petroleum Activities or Statoil or on the expected benefits of the Transaction in any way meaningful to our analysis. Furthermore, we do not express any opinion as to, nor have we addressed, the value of the portion of the Company that will not be demerged. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, the Petroleum Activities or Statoil or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which the Shares or Statoil Shares will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction. This opinion supersedes and replaces in its entirety the opinion we delivered to you on December 18, 2006.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Plan is fair from a financial point of view to the holders of Shares.

Very truly yours,

C-2

The information in this Consent Solicitation Statement and Prospectus is not complete and may be changed. Norsk Hydro ASA and Norsk Hydro Produksjon AS may not solicit consents pursuant to this registration statement until this registration statement is filed with the Securities and Exchange Commission and is declared effective. This Consent Solicitation Statement and Prospectus is not soliciting an offer to buy securities in any state where such offer is not permitted.

CONSENT SOLICITATION STATEMENT AND PROSPECTUS DATED        , 2007

Solicitation of Consents to Indenture Amendments Relating to the

$300,000,000 6.36% Notes due 2009 CUSIP: 656531AH3; Common Code: US656531AH32	$300,000,000 7.75% Debentures due 2023 CUSIP: 656531AC4; Common Code: US656531AC45
$152,853,000 9.00% Debentures due 2012 CUSIP: 656531AB6; Common Code: US656531AH32	$250,000,000 7.15% Debentures due 2025 CUSIP: 656531AD2; Common Code: US656531AD28
$99,522,000 9.125% Debentures due 2014 CUSIP: 656531AL4; Common Code: US656531AL44	$480,512,000 7.25% Debentures due 2027 CUSIP: 656531AM2; Common Code: US656531AM27
$243,825,000 7.50% Debentures due 2016 CUSIP: 656531AE0; Common Code: US656531AE01	$250,000,000 6.80% Debentures due 2028 CUSIP: 656531AG5; Common Code: US656531AG58
$250,000,000 6.70% Debentures due 2018 CUSIP: 656531AF7; Common Code: US656531AF75	$275,000,000 7.15% Debentures due 2029 CUSIP: 656531AJ9; Common Code: US656531AJ97

of

Norsk Hydro ASA
and

$478,000 9.125% Debentures due 2014 CUSIP: 786609AB3; Common Code: US786609AB30	$15,588,000 7.25% Debentures due 2027 CUSIP: 786609AC1; Common Code: US786609AC13

of

Norsk Hydro Produksjon AS

Consent Payment: $1.00 per $1,000 principal amount of Securities

Subject to the terms and conditions set forth in this Consent Solicitation Statement and Prospectus (the “Consent Solicitation Statement”), Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Norsk Hydro Produksjon”and, together with Norsk Hydro, the “Companies”) are hereby soliciting (the “Solicitation”) consents (“Consents”) from the holders of record (the “Holders”) as of             , New York time, on             , 2007 (the “Record Date”) of each series of the Norsk Hydro securities listed above (“Norsk Hydro Securities”) and each series of the Norsk Hydro Produksjon securities listed above (“Norsk Hydro Produksjon Securities”), respectively. The Norsk Hydro Securities and the Norsk Hydro Produksjon Securities are referred to herein as the “Securities.”

The Solicitation seeks Consents to amend (the “Proposed Amendments”) certain provisions of the indenture dated as of April 15, 1992, as amended, governing the Norsk Hydro Securities (the “Norsk Hydro Indenture”) and certain provisions of the indenture dated as of July 8, 1994, as amended, governing the Norsk Hydro Produksjon Securities (the “Norsk Hydro Produksjon Indenture” and, together with the Norsk Hydro Indenture, the “Indentures”).

The Proposed Amendments will allow for the assumption of the Securities by Statoil ASA (“Statoil”) upon the completion of the transfer of the oil, gas, and wind energy businesses and certain other assets of Norsk Hydro (the “Merger”) pursuant to the Merger Plan, dated             , 2007 (the “Merger Plan”). If and when these transactions are completed, Norsk Hydro and Norsk Hydro Produksjon will be released from their obligations under the Indentures and the Securities.

The Solicitation is being made upon the terms and is subject to the conditions set forth in the Consent Solicitation Statement and in the accompanying consent letters (the “Consent Letters”). Approval of the Proposed Amendments with respect to any series of the Securities requires the Consents of Holders of a majority in outstanding principal amount of such series of Securities (the “Requisite Consents”). The Companies will pay consent fees (the “Consent Payment”) of $1.00 for each $1,000 principal amount of the Securities to Holders who have properly delivered valid and unrevoked Consents with respect to such series of Securities on or prior to the Expiration Date (as defined herein), provided that certain conditions set forth in this Consent Solicitation Statement are satisfied or otherwise waived.

The Proposed Amendments constitute a single proposal with respect to the Norsk Hydro Indenture and a single proposal with respect to the Norsk Hydro Produksjon Indenture, and a consenting Holder must consent to the adoption of the Proposed Amendments to the respective Indenture as an entirety and may not consent selectively with respect to certain Proposed Amendments. Accordingly, a Consent delivered by a Holder purporting to consent only to some of the Proposed Amendments to the respective Indenture will be treated as a Consent by such Holder to all of the Proposed Amendments to the respective Indenture.

The Solicitation will commence on             , 2007 and will expire at 5:00 p.m., New York time, on             , 2007, unless extended or earlier terminated by the Companies (we refer to this date and time, as may be extended, as the “Expiration Date”). Regardless of whether the Requisite Consents for a series of Securities have been received by the Expiration Date, the Companies may, in their sole discretion, terminate the Solicitation or extend the Solicitation for any or all such series of Securities, for a specified period or on a daily basis. Only a holder of record on             , 2007, the Record Date, in respect of which there has been delivered a valid consent on or prior to the Expiration Date (which has not been properly revoked) will be entitled to receive the Consent Payment.

Consents may be revoked with respect to any series of Securities by Holders of such series of Securities at any time prior to the execution of the Supplemental Indentures (each such time referred to herein as an “Execution Time”) for such series of Securities. Any notice of revocation received after the relevant Execution Time will not be effective, even if received prior to the Expiration Date. See “The Solicitation Terms — Revocation of Consents”. Promptly following the later of (i) the receipt of the Requisite Consents for a series of Securities and (ii) the date of the general shareholders meeting of Norsk Hydro approving the Merger (the “Shareholders Meeting”), the relevant Company and the relevant Trustee may execute a Supplemental Indenture for such series substantially in the form set forth in Exhibit A1 or Exhibit A2, as applicable, attached hereto (each a “Supplemental Indenture”), and the Proposed Amendments with respect to such series of Securities will become immediately effective. Once the Proposed Amendments become effective, each present and future holder of such series of Securities will be bound by the Proposed Amendments, whether or not such holder delivered a Consent. For a description of the Proposed Amendments, see “The Proposed Amendments”.

None of the Companies, the Trustees, the Solicitation Agent, the Tabulation Agent or the Information Agent makes any recommendation as to whether or not Holders should deliver Consents in response to the Solicitation. Each Holder must make his, her or its own decision as to whether to deliver Consents and, if so, as to how many Consents to deliver.

In connection with the Solicitation, Citigroup Global Markets Limited is serving as the Solicitation Agent (the “Solicitation Agent”). Global Bondholder Services Corporation is serving as the Tabulation Agent (the “Tabulation Agent”). Global Bondholder Services Corporation is also serving as the Information Agent (the “Information Agent”). Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page hereof. Requests for assistance in completing and delivering the Consent Letters or requests for additional copies of this Consent Solicitation Statement, the Consent Letters or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page hereof.

The Solicitation Agent for the Solicitation is:

Citigroup

IMPORTANT NOTICE

IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING. The following applies to the Consent Solicitation Statement dated                , 2007 (the “Consent Solicitation Statement”) following this page, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Consent Solicitation Statement. In accessing the Consent Solicitation Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time.

THE FOLLOWING CONSENT SOLICITATION STATEMENT SHOULD NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND SHOULD NOT BE REPRODUCED IN ANY MANNER WHATSOEVER, AND IN PARTICULAR, SHOULD NOT BE FORWARDED TO ANY ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN ITALY. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FOLLOWING CONSENT SOLICITATION STATEMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF APPLICABLE LAWS AND REGULATIONS.

Confirmation of your Representation: This Consent Solicitation Statement is being sent at your request and by accepting the email and accessing this Consent Solicitation Statement, you shall be deemed to have represented to us that you are not a resident of Italy, the electronic mail address that you gave us and to which this email has been delivered is not located in Italy, that you consent to delivery of such Consent Solicitation Statement by electronic transmission and that you are a Holder or a beneficial owner of the Securities (as defined in the Consent Solicitation Statement).

You are reminded that this Consent Solicitation Statement has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Statement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorized to, deliver this Consent Solicitation Statement to any other person. If you are not the named addressee to which this Consent Solicitation Statement has been delivered, please notify the sender immediately and destroy this Consent Solicitation Statement.

This Consent Solicitation Statement has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Companies, the Solicitation Agent, the Tabulation Agent or the Information Agent (each as defined in the Consent Solicitation Statement), or any person who controls such person, or any director, officer, employee or agent of such person or any affiliate of any such person, or any director, officer, employee or agent of such affiliate, accept any liability or responsibility whatsoever in respect of any difference between any Consent Solicitation Statement distributed to you in electronic format and the hard copy version sent to you or made available to you on request from the Solicitation Agent, the Tabulation Agent or the Information Agent at the addresses and phone numbers set forth in the Consent Solicitation Statement.

i

IMPORTANT INFORMATION

      Holders are requested to read and carefully consider the information contained herein and to give their consent to the Proposed Amendments by properly completing, executing and delivering the accompanying Consent Letter in accordance with the instructions set forth herein and therein.

      Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement (except an extension of the Solicitation in the event of an amendment, waiver or modification of the Solicitation in a manner that the Companies deem to be material), the Companies reserve the right, in their sole discretion, at any time prior to the Execution Time with respect to any series of Securities to (i) waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation; (ii) extend the Expiration Date and, unless otherwise provided in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation; (iii) amend the terms of the Solicitation in any respect; (iv) terminate the Solicitation and not accept any Consents; or (v) modify the form or amount of the consideration to be paid pursuant to the Solicitation, in each case with respect to such series of Securities. See “The Solicitation Terms — Expiration Date; Extensions; Amendment”.

      Holders who wish to Consent must deliver their properly completed and executed Consent Letter to the Tabulation Agent at or prior to the Expiration Date at the address or facsimile number (with an original delivered subsequently) set forth on the back cover page of this Consent Solicitation Statement and in the Consent Letter in accordance with the instructions set forth herein and therein. Consents should not be delivered to the Companies, the Trustees, the Solicitation Agent or the Information Agent. However, the Companies reserve the right to accept any Consent received by them, the Trustees, the Solicitation Agent or the Information Agent. Under no circumstances should any person tender or deliver Securities to the Companies, the Trustees, the Solicitation Agent, the Information Agent or the Tabulation Agent at any time.

      Notwithstanding anything to the contrary, contained herein or in any other document related to the Solicitation, if the Requisite Consents are not received and the Supplemental Indenture is not executed by the relevant Company and Trustee with respect to a series of Securities, then the Proposed Amendments with respect to such series of Securities will not become effective and the relevant Company will not pay the Consent Payment to any Holder of such series of Securities. The obligation of the relevant Company to make a Consent Payment with respect to a series of Securities is also subject to the satisfaction or waiver of certain additional conditions set forth in this Consent Solicitation Statement.

      Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

      Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the indenture dated as of April 15, 1992 (as amended by the First Supplemental Indenture dated as of April 15, 1993 and the Second Supplemental Indenture dated as of January 15, 2004), between Norsk Hydro and The Bank of New York, as trustee (the “Norsk Hydro Indenture”) or in the indenture dated as of July 8, 1994 (as amended by Supplemental Indenture No. 1 dated as of September 23, 1997, Supplemental Indenture No. 2 dated as of May 19, 2000, and Supplemental Indenture No. 3 dated as of February 15, 2007), between Norsk Hydro Produksjon (formerly Saga Petroleum ASA) and Citibank, N.A. and The Bank of New York, as trustees (the “Norsk Hydro Produksjon Indenture”).

      THIS CONSENT SOLICITATION STATEMENT CONTAINS OR REFERS TO IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO DELIVERY OF A CONSENT PURSUANT TO THE SOLICITATION.

AVAILABLE INFORMATION

      Norsk Hydro, the parent company of Norsk Hydro Produksjon, files with and furnishes to the Securities and Exchange Commission (the “SEC”) annual and current reports and other information. You may read and copy

ii

any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Certain of the documents Norsk Hydro has filed with or furnished to the SEC are also available to the public from the SEC’s web site at www.sec.gov or from Norsk Hydro’s website at www.hydro.com. However, the information on Norsk Hydro’s website does not constitute a part of this Consent Solicitation Statement.

INCORPORATION BY REFERENCE

      The following excerpts of the following documents in respect of the Norsk Hydro Securities that have been filed with or furnished to the SEC by Norsk Hydro (File No. 033-61360) are hereby incorporated by reference in this Consent Solicitation Statement:

•	The “Description of the Debt Securities” in the Prospectus dated December 19, 1997 and the “Description of the Securities” in the Prospectus Supplement dated January 13, 1999 set forth in Form 424B2, filed with the SEC on January 15, 1999;

•	The “Description of the Debentures” in the Prospectus dated April 30, 1992 set forth in Form 424B1, filed with the SEC on May 1, 1992;

•	The “Description of the Norsk Hydro Debt Securities” in the Prospectus and Consent Solicitation Statement dated April 20, 2000 set forth in Form 424B1, filed with the SEC on April 20, 2000.

•	The “Description of the Debt Securities” in the Prospectus dated September 17, 1996 and the “Description of the Debentures” in the Prospectus Supplement dated October 1, 1996 set forth in Form 424B2, filed with the SEC on October 3, 1996;

•	The “Description of the Debt Securities” in the Prospectus dated December 19, 1997 and the “Description of the Debentures” in the Prospectus Supplement dated January 9, 1998 set forth in Form 424B1, filed with the SEC on January 12, 1998;

•	The “Description of the Debt Securities” in the Prospectus dated June 4, 1993 and the “Description of the Debentures” in the Prospectus Supplement dated June 16, 1993 set forth in Form 424B2, filed with the SEC on June 17, 1993; and

•	The “Description of the Debt Securities” in the Prospectus, dated June 4, 1993 and the “Description of the Debentures” in the Prospectus Supplement dated November 14, 1995 set forth in Form 424B2, filed with the SEC on November 16, 1995.

      The following excerpts of the following documents in respect of the Norsk Hydro Produksjon Securities that have been filed with or furnished to the SEC by Saga Petroleum ASA (File No. 033-61360) are hereby incorporated by reference in this Consent Solicitation Statement:

•	The “Description of the Securities,” in the Prospectus dated June 30, 1994 set forth in Form 424B4, filed with the SEC on July 5, 1994; and

•	The “Description of Securities” in the Prospectus dated September 9, 1997 and the “Description of Securities” in the Prospectus Supplement dated September 17, 1997 set forth in Form 424B2, filed with the SEC on September 11, 1997.

      You may request a copy of these documents at no cost, by writing or telephoning Norsk Hydro at:

Norsk Hydro ASA

Drammensveien 264
N-0240 Oslo
Norway
Attn: Investor Relations
+47 22 53 27 25

iii

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

      No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Companies, the Solicitation Agent, the Tabulation Agent, the Information Agent or any other person. The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. The statements made in this Consent Solicitation Statement are made as of the date hereof and delivery of this Consent Solicitation Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.

      The information provided in this Consent Solicitation Statement is based upon information provided solely by the Companies. The Solicitation Agent has not independently verified and does not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained herein.

SUBSEQUENT AMENDMENTS TO THE SECURITIES

      The descriptions of the Norsk Hydro Securities set forth in “Incorporation by Reference” above have been subsequently amended. The First Supplemental Indenture, dated as of April 15, 1993, amended certain provisions of the Norsk Hydro Indenture in order to transform the securities into global securities. The Second Supplemental Indenture, dated as of January 15, 2004, amended the Norsk Hydro Indenture by providing for the waiver of certain rights against AgriHold ASA arising under Norwegian law in connection with the demerger of AgriHold ASA from Norsk Hydro.

      The descriptions of the Norsk Hydro Produksjon Securities set forth in “Incorporation by Reference” above have also been subsequently amended. Supplemental Indenture No. 1, dated as of September 23, 1997, amended certain provisions of the Norsk Hydro Produksjon Indenture to allow for the issuance of the 7.25% Debentures due 2027 and to appoint a new trustee. Supplemental Indenture No. 2, dated as of May 19, 2000, amended the Norsk Hydro Produksjon Indenture by deleting the following covenants in their entirety: maintenance of properties, payment of taxes and other claims, limitation on liens, limitation on sale and leaseback transactions and provision of financial statements. Supplemental Indenture No. 2 also modified the events of default covenant by (i) amending the cross-default provision so that a default arising from an obligation or indebtedness of a Restricted Subsidiary no longer causes a cross-default; and (ii) increasing the threshold amount of an obligation or indebtedness of the company eligible to cause a cross-default from $20,000,000 to $25,000,000. Supplemental Indenture No. 2 also modified the consolidation, merger or sale covenant to remove the following two exceptions to the covenant: (i) the exception for a consolidation, merger or sale where holders are indemnified against any costs and expenses associated with the transaction; and (ii) the exception for a consolidation, merger or sale where the company would become subject to a mortgage not otherwise permitted by the indenture but the company or successor person has effectively secured the securities equally and ratably with (and having the same priority as) all indebtedness secured by the mortgage. Supplemental Indenture No. 3, dated as of February 15, 2007, provided for Norsk Hydro Produksjon’s assumption of the rights and obligations of Saga Petroleum ASA, the original obligor, under the Norsk Hydro Produksjon Indenture.

FORWARD-LOOKING STATEMENTS

      This Consent Solicitation Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not

iv

limited to, (i) statements about the benefits of the merger, including financial and operating results and estimates, synergy and margin benefits and debt reduction that may be realized from the merger and; (ii) other statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements are based upon the Companies’ management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond the Companies’ control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) satisfaction of the conditions specified in the documents related to the merger, including, without limitation, the receipt of required governmental, shareholder and other third-party approvals of the merger; (2) the realization of revenue and cost synergy benefits from the merger; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees; (4) changes in the stock market and interest rate environment that affect revenues and (5) competition. The Companies do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

ADDITIONAL INFORMATION

      Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page hereof. Requests for assistance in completing and delivering the Consent Letters or requests for additional copies of this Consent Solicitation Statement, the Consent Letters or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page hereof. In order to ensure timely delivery of additional copies of this Consent Solicitation Statement, any request should be made no less than five business days prior to the Expiration Date. The term “business day” in this Consent Solicitation Statement means any day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City, London, or Oslo.

v

vi

INDICATIVE SOLICITATION TIMETABLE

      Holders of Securities should take note of the dates and times set forth in the schedule below in connection with the Solicitation. These dates and times may be changed by the Companies in accordance with the terms and conditions of the Solicitation, as described herein.

Date	Calendar Date	Event

Record Date	, 2007, at 5:00 p.m., New York time.	The date fixed by the Companies as the date for the determination of Holders entitled to give Consents and receive the Consent Payment.
Launch Date	, 2007.	Launch of the Solicitation.
Expiration Date	, 2007, at 5:00 p.m., New York time.	The deadline for Holders to deliver Consents in order to receive the Consent Payment.
Execution Time	The time at which the relevant Supplemental Indenture is executed in accordance with its terms following the later of (i) receipt of the Requisite Consents for the relevant series of Securities and (ii) the date of the Shareholders’ Meeting.	The deadline for Holders to validly revoke Consents. A Holder who validly revokes its Consent will not be eligible to receive the Consent Payment.
Payment Date	Expected to be , 2007.	The date the Tabulation Agent will make the Consent Payment on behalf of the Companies for all Consents validly delivered and not validly revoked at or prior to the Expiration Date.

1

SUMMARY

      The following summary is provided solely for the convenience of the Holders. This summary is not complete and is qualified in its entirety by reference to the full text and more detailed information contained elsewhere in this Consent Solicitation Statement and any amendments or supplements thereto. Holders of Securities are urged to read the Consent Solicitation Statement in its entirety. Each of the capitalized terms used in this Summary and not defined herein has the meaning set forth elsewhere in this Consent Solicitation Statement.

The Companies	Norsk Hydro ASA and Norsk Hydro Produksjon AS.

The Securities	Norsk Hydro Securities. $300,000,000 aggregate principal amount outstanding of 6.36% Notes due 2009; $152,852,000 aggregate principal amount outstanding of 9.00% Debentures due 2012; $99,522,000 aggregate principal amount outstanding of 9.125% Debentures due 2014; $243,825,000 aggregate principal amount outstanding of 7.50% Debentures due 2016; $250,000,000 aggregate principal amount outstanding of 6.70% Debentures due 2018; $300,000,000 aggregate principal amount outstanding of 7.75% Debentures due 2023; $250,000,000 aggregate principal amount outstanding of 7.15% Debentures due 2025; $480,512,000 aggregate principal amount outstanding of 7.25% Debentures due 2027; $250,000,000 aggregate principal amount outstanding of 6.80% Debentures due 2028; and $275,000,000 aggregate principal amount outstanding of 7.15% Debentures due 2029 issued by Norsk Hydro under an indenture dated as of April 15, 1992, as amended.

Norsk Hydro Produksjon Securities. $478,000 aggregate principal amount outstanding of 9.125% Debentures due 2014 and $15,588,000 aggregate principal amount outstanding of 7.25% Debentures due 2027 assumed by Norsk Hydro Produksjon under an indenture dated as of July 9, 1994, as amended.

Consent Solicitation Statement	Consent Solicitation Statement dated , 2007.

Purpose of the Solicitation	The Companies are soliciting Consents of Holders to the Proposed Amendments to the Indentures. The Proposed Amendments will allow for the assumption of the Securities by Statoil upon the completion of the transfer of the oil, gas and wind energy businesses and certain other assets of Norsk Hydro pursuant to the Merger Plan. If and when these transactions are completed, Norsk Hydro and Norsk Hydro Produksjon will be released from their obligations under the Indentures and the Securities. See “Background and Purpose of the Solicitation” and “The Proposed Amendments”.

The Proposed Amendments	The Proposed Amendments will be set forth in supplemental indentures to the Norsk Hydro Indenture and the Norsk Hydro Produksjon Indenture (collectively, the “Supplemental Indentures”) which are expected to be executed by the relevant Company and Trustee with respect to each series of Securities at the Execution Time. If (i) the Requisite Consents for a series of Securities are obtained, and (ii) a Supplemental Indenture related to such series of Securities becomes effective, all Holders of such series of Securities (including Holders that do not deliver a Consent) will be bound by the Proposed Amendments. See “The Proposed Amendments”.

Requisite Consents	The Requisite Consents for a series of the Securities means the receipt of valid, unrevoked Consents from a majority in aggregate

2

principal amount of such series of the Securities outstanding; provided that, for purposes of determining whether any such requisite principal amount of Securities have given their Consent, Securities owned by the relevant Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the relevant Company, will be considered as though not outstanding.

Consent Payment	If the Payment Conditions (as defined below) are satisfied or otherwise waived with respect to a series of Securities, the relevant Company will be obligated, pursuant to the Supplemental Indenture, to pay to each Holder of Securities of such series who delivered a valid and unrevoked Consent to the Tabulation Agent on or prior to the Expiration Date a one-time cash payment of $1.00 per $1,000 of Securities held by such Holder in respect of which a valid consent was delivered (and not revoked) (the “Consent Payment”).

The obligation of the relevant Company to make a Consent Payment with respect to a series of Securities is subject to the following conditions: (i) the execution by the relevant Company and Trustee of the Supplemental Indenture implementing the Proposed Amendments with respect to such series of Securities following receipt of the Requisite Consents for such series of Securities; and (ii) the absence of any laws, regulations, injunctions, actions or other proceedings, pending or threatened which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments on or prior to the Execution Time or the making of the Consent Payment with respect to such series of Securities on or prior to the Payment Date (collectively, the “Payment Conditions”).

The right to receive a Consent Payment is not transferable with a Note. The Companies will only make Consent Payments to the persons who were Holders on the Record Date and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof.

Record Date	5:00 p.m., New York time, on , 2007. Such date has been fixed by the Companies as the date for the determination of Holders entitled to give Consents and receive the Consent Payment, if payable, pursuant to the Solicitation. The Companies reserve the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents for a series of Securities, any new date as such Record Date for such series and, thereupon, any such new date will be deemed to be the Record Date for such series for purposes of the Solicitation.

Expiration Date	5:00 p.m., New York time, on , 2007, unless the Solicitation is extended by the Companies, in which case the term “Expiration Date” will mean the latest date and time to which the Solicitation is extended. The Companies may terminate the Solicitation for any reason or may extend the Solicitation for any or all series of Securities for a specified period or on a daily basis, regardless of whether the Requisite Consents for such series have been obtained.

3

Execution Time	The time at which the relevant Supplemental Indenture for a series of Securities is executed in accordance with its terms. Promptly following the later of (i) the receipt of the Requisite Consents for any series of the Securities and (ii) the date of the Shareholders’ Meeting, the relevant Company may, but is not required to, execute the Supplemental Indenture with respect to such series of Securities containing the Proposed Amendments with the Trustee. The Supplemental Indentures will each become effective upon the execution of the Supplemental Indenture by the relevant Company and the relevant Trustee (subject to compliance by such Company with the conditions set forth in the Indenture). The Execution Time for a series of Securities may occur prior to the scheduled Expiration Date if each of the foregoing conditions is satisfied prior to that time with respect to such series of Securities. Consents with respect to a series of Securities may not be revoked after the Execution Time for such series of Securities, even if such purported revocation occurs before the Expiration Date.

Procedure for Delivering Consents	Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Letters signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Companies shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.

Consent Letters must be delivered to the Tabulation Agent on or prior to the Expiration Date. Only registered owners of Securities as of the Record Date or their duly designated proxies, including, for the purposes of the Solicitation, authorized participants in The Depository Trust Company (“DTC”) that have been granted a proxy by the registered Holder, are eligible to consent to the Proposed Amendments and receive the Consent Fees. See “The Solicitation — Procedures for Delivering Consents”.

Holders	For purposes of this Solicitation, the term “Holder” means (i) any Person in whose name a Note is registered in the registry maintained by the Registrar for the relevant series of Securities, as the case may be, at 5:00 p.m., New York time, on the Record Date (the “Record Holder”) and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the relevant Company which authorizes such other person (or person claiming title by or through such other person) to vote Securities on behalf of such Record Holder. Accordingly, for purposes of the Solicitation, the term “Holder” includes authorized participants in DTC that have been granted a proxy by DTC through which a beneficial owner’s Securities may be held of record as of the Record Date.

Special Procedures for Beneficial Holders	Any beneficial owner whose Securities are held through a broker, dealer, commercial bank, trust company or other nominee and who

4

wishes to consent should contact the Holder of its Securities promptly and instruct such Holder to consent on its behalf. See “The Solicitation — Procedures for Delivering Consents”.

Consequences to Non-Consenting Holders	Holders that do not provide valid and unrevoked Consents on or prior to the Expiration Date will not be entitled to receive the Consent Payment. If (i) the Requisite Consents for a series of Securities are obtained and (ii) a Supplemental Indenture related to such series of Securities is executed by the relevant Company and Trustee, all Holders of Securities (including Holders that do not deliver a Consent) of such series will be bound by the Proposed Amendments.

Withdrawal and Revocation Rights	Until the Execution Time for a series of Securities, a Consent by a Holder is a continuing Consent by the Holder and will bind every subsequent Holder of the relevant series of Securities or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the Consent is not made on any Note. However, a Holder of Securities of any series may revoke its Consent if the Tabulation Agent receives written notice of revocation before the Execution Time of the Supplemental Indenture for such series of Securities. Any Holder who revokes a Consent prior to such Execution Time will not receive a Consent Payment, unless such Consent is redelivered and received by the Tabulation Agent and accepted by the Company on or prior to the Execution Time. A Holder may not revoke a Consent after the Execution Time. See “The Solicitation — Revocation of Consents”.

Payment Date	The “Payment Date” is the date the Tabulation Agent will make the Consent Payment on behalf of the Companies for all Consents validly delivered and not validly revoked at or prior to the Expiration Date, and is expected to be , 2007.

Certain Tax Consequences	For a summary of certain tax consequences of the Solicitation, see “Certain Tax Consequences”.

Waivers; Extensions; Amendments; Termination	The Companies expressly reserve the right, in their sole discretion, subject to applicable law, at any time prior to the Execution Time with respect to any series of Securities, to:

• waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation;

• extend the Expiration Date and, unless otherwise provided for in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation;

• amend the terms of the Solicitation in any respect;

• terminate the Solicitation and not accept any Consents; and

• modify the form or amount of the consideration to be paid pursuant to the Solicitation,

in each case with respect to such series of Securities.

In order to extend the Expiration Date, the Companies will notify the Tabulation Agent of any extension by oral or written notice and will

5

make a public announcement thereof, each at or prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

If the Solicitation is amended in any material manner, or the Companies waive or modify any material conditions to the Solicitation, the Companies will promptly disclose such amendment, waiver or modification in a public announcement.

Without limiting the manner in which the Companies may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Companies shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Solicitation Agent	Citigroup Global Markets Limited.

Information Agent	Global Bondholder Services Corporation.

Tabulation Agent	Global Bondholder Services Corporation.

Trustees	The “Trustees” are The Bank of New York, under the Norsk Hydro Indenture and Citibank, N.A. and The Bank of New York, under the Norsk Hydro Produksjon Indenture.

Further Information	You may request assistance concerning the Solicitation by contacting the Solicitation Agent at the address or telephone number set forth on the back cover page hereof. You may request assistance in completing and delivering the Consent Letters or for additional copies of this Consent Solicitation Statement, the Consent Letters or other related documents by contacting the Information Agent at the address and telephone number set forth on the back cover page hereof.

6

BACKGROUND AND PURPOSE OF THE SOLICITATION

      The Companies are soliciting Consents of Holders to the Proposed Amendments to the Indentures. The Proposed Amendments will allow for the assumption of the Securities by Statoil upon the completion of the transfer of the oil, gas and wind energy businesses and certain other assets of Norsk Hydro pursuant to the Merger Plan. If and when these transactions are completed, Norsk Hydro and Norsk Hydro Produksjon will be released from their obligations under the Indentures and the Securities. If and when Statoil assumes the obligations of the Companies under the Indentures and the Securities, the Securities will be unsecured and unsubordinated obligations of Statoil and will be pari passu with all of Statoil’s other unsecured and unsubordinated indebtedness.

      For information regarding Statoil and the proposed merger of Norsk Hydro with Statoil, see the prospectus attached hereto as Annex A.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges for Statoil for each of the five years during the period ended December 31, 2006 and the pro forma earnings and fixed charges of Statoil and the Hydro oil and gas business for the year ended December 31, 2006.

		Year Ended December 31,

	Note	2006	2005	2004	2003	2002

Statoil	1	23.5	22.9	24.5	14.1	12.1
StatoilHydro pro forma	2	23.0

(1)	Based on USGAAP. For the purpose of these ratios, earnings consist of the income before (i) tax, (ii) minority interest, (iii) amortization of capitalized interest and (iv) fixed charges (which have been adjusted for capitalized interest) and after adjustment for unremitted earnings from equity accounted entities. Fixed charges consist of interest (including capitalized interest) and estimated interest within operating leases.

(2)	The ratio is based on the combined pro forma earnings and fixed charges of Statoil and the Hydro oil and gas business.

7

THE PROPOSED AMENDMENTS

      Set forth below is a summary of the Proposed Amendments. This summary does not purport to be complete and is qualified in its entirety by reference to the form of Supplemental Indenture for the full and complete terms of the Proposed Amendments. The form of Supplemental Indenture for the Norsk Hydro Securities is attached hereto as Exhibit A1 and the form of Supplemental Indenture for the Norsk Hydro Produksjon Securities is attached hereto as Exhibit A2, and copies of the Indentures are on file with the SEC and are also available upon request from the Companies. Holders of Securities should carefully review Exhibit A1 and Exhibit A2, as applicable, before delivering Consents to the Proposed Amendments. Any capitalized terms which are used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned thereto in the relevant Indenture.

Proposed Amendment to the Norsk Hydro Indenture

      Statoil Transaction. The following new Section 803 would be added to Article Eight of the Norsk Hydro Indenture:

SECTION 803. Statoil Transaction. The transfer of Norsk Hydro ASA’s oil, gas and wind energy businesses and certain other assets pursuant to the Statoil Transaction will be deemed to be a conveyance of properties and assets substantially as an entirety as those terms are used in Section 801 and, upon the Statoil Transaction becoming effective and Statoil complying with the requirements of this Article Eight, Statoil will be the successor substituted pursuant to Section 802.

      Certain Definitions The following defined terms would be added to Section 101 (Definitions) of the Norsk Hydro Indenture:

“Statoil” means Statoil ASA, or any successor entity thereto.

“Statoil Transaction” means Norsk Hydro ASA’s and Statoil’s proposed plan of merger, substantially as contemplated and described in the Merger Plan appended to Statoil’s Registration Statement on Form F-4 filed with the Commission on , 2007 at the time such Registration Statement was declared effective.

      Effect of Proposed Amendments The effect of the Proposed Amendments to the Norsk Hydro Indenture is to provide that, if and when Statoil assumes the obligations of Norsk Hydro under the Norsk Hydro Indenture with respect to each series of Norsk Hydro Securities, Statoil will be substituted for Norsk Hydro under the Norsk Hydro Indenture and Norsk Hydro will no longer have any obligations under the Norsk Hydro Indenture or such Securities.

Proposed Amendments to the Norsk Hydro Produksjon Indenture

      Statoil Transaction. The following new Section 7.3 would be added to Article VII of the Norsk Hydro Produksjon Indenture:

SECTION 7.3. Statoil Transaction. The transfer of Norsk Hydro Produksjon’s oil, gas and wind energy businesses pursuant to the Statoil Transaction will be deemed to be a conveyance of properties and assets substantially as an entirety as those terms are used in Section 7.1 and, upon the Statoil Transaction becoming effective and Statoil complying with the requirements of this Article VII, Statoil will be the successor substituted pursuant to Section 7.2.

      Certain Definitions The following defined terms would be added to Section 1.1 (Definitions) of the Norsk Hydro Produksjon Indenture:

“Statoil” means Statoil ASA, or any successor entity thereto.

“Statoil Transaction” means Norsk Hydro ASA’s and Statoil’s proposed plan of merger, substantially as contemplated and described in the Merger Plan appended to Statoil’s Registration Statement on Form F-4 filed with the Commission on , 2007 at the time such Registration Statement was declared effective.

8

      Effect of Proposed Amendments The effect of the Proposed Amendment to the Norsk Hydro Produksjon Indenture is to provide that, if and when Statoil assumes the obligations of Norsk Hydro Produksjon under the Norsk Hydro Produksjon Indenture with respect to each series of Norsk Hydro Produksjon Securities, Statoil will be substituted for Norsk Hydro Produksjon under the Norsk Hydro Produksjson Indenture and Norsk Hydro Produksjon will no longer have any obligations under the Norsk Hydro Produksjon Indenture or such Securities.

General

      The Proposed Amendments constitute a single proposal with respect to the Norsk Hydro Indenture and a single proposal with respect to the Norsk Hydro Produksjon Indenture, and a consenting Holder must consent to the adoption of the Proposed Amendments to the respective Indenture as an entirety and may not consent selectively with respect to certain Proposed Amendments. Accordingly, a Consent delivered by a Holder purporting to consent only to some of the Proposed Amendments to the respective Indenture will be treated as a Consent by such Holder to all of the Proposed Amendments to the respective Indenture.

9

THE SOLICITATION TERMS

General

      In order to approve the Proposed Amendments for a series of Securities, the relevant Company must receive the Requisite Consents for such series of Securities, which means valid and unrevoked consents of Holders of not less than a majority in outstanding aggregate principal amount of the Securities constituting such series.

      As of the Record Date, there were aggregate principal amounts of each series of Securities outstanding as set forth on the first page of this Consent Solicitation Statement. As of the Record Date, the Companies did not hold any Securities.

      Promptly following the later of (i) the receipt of the Requisite Consents for any series of Securities and (ii) the date of the Shareholders’ Meeting, and compliance with the conditions contained in the Indenture, the Supplemental Indenture for such series may be executed, and the Proposed Amendments will become immediately effective as to such series of Securities. In addition, as described below, payments of the Consent Payment will be made only after receipt of the Requisite Consents for a series of Securities and the execution of the Supplemental Indenture for a series of Securities. If the Proposed Amendments become effective with respect to a series of Securities, they will be binding on all holders of such series of Securities and their successors and transferees, whether or not such holders consented to the Proposed Amendments.

      The delivery of a Consent to the Proposed Amendments will not affect a Holder’s right to sell or transfer its Securities, and a sale or transfer of Securities after the Record Date will not have the effect of revoking any Consent theretofore validly given by the Holder of such Note. Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of the Note to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking Consents, as described herein and in the relevant Consent Letter. Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments. A transferee of a Security whose Holder consented to the Proposed Amendments may not revoke such Consent, except pursuant to a proxy granted to such transferee by such Holder.

The Consent Payment

      If the Payment Conditions (as defined below) are satisfied or otherwise waived with respect to a series of Securities, the relevant Company will be obligated, pursuant to the relevant Supplemental Indenture, to pay to each Record Holder of such series who delivered a valid Consent (not subsequently revoked) to the Tabulation Agent on or prior to the Expiration Date a one-time cash payment of $1.00 per $1,000 aggregate principal amount of Securities held by such Record Holder (and to which such Consent relates).

      The obligation of the relevant Company to make a Consent Payment with respect to a series of Securities is subject to the following conditions: (i) the execution by the relevant Company and Trustee of the Supplemental Indenture implementing the Proposed Amendments with respect to such series of Securities following receipt of the Requisite Consents for such series of Securities; and (ii) the absence of any laws, regulations, injunctions, actions or other proceedings, pending or threatened which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments on or prior to the Execution Time or the making of the Consent Payment with respect to such series of Securities on or prior to the Payment Date (collectively, the “Payment Conditions”).

      The right to receive a Consent Payment is not transferable with a Security. The Tabulation Agent, on behalf of the Companies, will only make payments of the Consent Payments to the persons who were Holders on the Record Date and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof. No other holder of Securities will be entitled to receive any Consent Payment. The Consent Payment will be paid on the Payment Date, which is expected to be                , 2007.

      Consents will expire if the Requisite Consents to the Proposed Amendments have not been obtained on or before the Expiration Date (which term includes any extension of the original Expiration Date). Interest will not accrue on or be payable with respect to any Consent Payments.

10

Record Date

      This Consent Solicitation Statement and the Consent Letters (the “Solicitation Materials”) are being sent to all persons who were Holders on the Record Date (defined to be 5:00 p.m., New York time, on                , 2007) and as many beneficial owners of the Securities as the Companies are reasonably able to identify. Such date has been fixed by the Companies as the date for the determination of Holders entitled to give Consents and receive the Consent Payment, if payable, pursuant to the Solicitation. The Companies reserve the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents with respect to a series of Securities, any new date as such Record Date for such series of Securities and, thereupon, any such new date will be deemed to be the Record Date for such series for purposes of the Solicitation.

Procedures for Delivering Consents

      Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Letters signed by such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Tabulation Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Companies shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent. Consent Letters must be delivered to the Tabulation Agent on or prior to the Expiration Date.

      Only Holders (i.e., persons in whose name a Note is registered or their duly designated proxies) may execute and deliver a Consent. For purposes of the Solicitation, the term “Holder” shall be deemed to include authorized participants through which a beneficial owner’s Securities may be held of record as of the Record Date in DTC and that have been granted a proxy by DTC. DTC is expected to grant an omnibus proxy authorizing such participants to deliver Consents. Any beneficial owner whose Securities are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact the Holder of its Securities promptly and instruct such Holder to consent on its behalf.

      All Consent Letters that are properly completed, signed and delivered to the Tabulation Agent on or prior to the Expiration Date (and accepted by the Companies as such), and not revoked prior to the Execution Time, will be given effect in accordance with the specifications thereof.

      Holders who desire to consent to the Proposed Amendments should so indicate by signing and dating the relevant Consent Letter and mailing, faxing (with an original delivered subsequently) or otherwise delivering it to the Tabulation Agent at the address or facsimile number listed on the back cover page hereof in accordance with the instructions contained therein. Consent Letters should not be delivered to the Companies, the Trustees or the Solicitation Agent. However, the Companies reserve the right to accept any Consent received by it, the Trustees or the Solicitation Agent. Under no circumstances should any person tender or deliver Securities to the Companies, the Trustees, the Solicitation Agent, the Tabulation Agent or the Information Agent.

      If Securities to which a Consent relates are held by two or more joint Holders, all such Holders must sign the relevant Consent Letter. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the relevant Company of such person’s authority so to act. If Securities are held in different names, separate Consent Letters must be executed covering each name.

      If a Consent relates to fewer than all of the Securities held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the relevant Consent Letter the aggregate dollar amount (in integral multiples of $1,000) of such Securities to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Securities held by such Holder. A Consent Payment will be paid only for such portion of the Securities to which a Consent relates.

      HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER OR FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) THEIR PROPERLY COMPLETED, EXECUTED AND DATED CONSENT LETTER TO THE TABULATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN

11

THE CONSENT LETTER. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE TABULATION AGENT. THE CONSENT PAYMENT WILL ONLY BE PAID TO HOLDERS WHOSE CONSENT LETTERS ARE RECEIVED BY THE TABULATION AGENT (AND NOT SUBSEQUENTLY REVOKED) ON OR PRIOR TO THE EXPIRATION DATE. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE COMPANIES, THE TRUSTEES, THE SOLICITATION AGENT OR THE INFORMATION AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CONSENT LETTERS AND REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER’S SECURITIES.

      THE COMPANIES RESERVE THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a Consent will be resolved by the Companies, in their sole discretion, which resolution shall be final and binding, subject only to such final review as may be prescribed by the relevant Trustee concerning proof of execution and ownership. The Companies reserve the right to reject any and all Consents not validly given or any Consents the relevant Company’s acceptance of which could, in the opinion of the relevant Company or its counsel, be unlawful. The Companies also reserve the right to waive any defects or irregularities in the delivery of a Consent or modify the conditions to the Solicitation (subject to any requirement to extend the Expiration Date). The interpretation by the Companies of the terms and conditions of the Solicitation (including the Consent Letters and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Companies shall determine. None of the Companies, the Trustees, the Solicitation Agent, the Tabulation Agent, the Information Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.

Expiration Date; Extensions; Amendment

      The Expiration Date shall occur at 5:00 p.m. New York time, on                , 2007, unless the Companies, in their sole discretion, extends the period during which the Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, the Companies will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that the Companies are extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Securities to be so notified will not affect the extension of the Solicitation.

      Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement (other than an extension of the Solicitation pursuant to the next paragraph), the Companies reserve the right, in their sole discretion, at any time prior to the Execution Time with respect to any series of Securities to (i) waive any condition to the Solicitation and accept all Consents previously given pursuant to the Solicitation; (ii) extend the Expiration Date and, unless otherwise provided in this Consent Solicitation Statement, retain all Consents delivered pursuant to the Solicitation; (iii) amend the terms of the Solicitation in any respect; (iv) terminate the Solicitation and not accept any Consents; or (v) modify the form or amount of the consideration to be paid pursuant to the Solicitation, in each case with respect to such series of Securities.

      If the Solicitation is amended in any material manner, or the Companies waive or modify any material conditions to the Solicitation, the Companies will promptly disclose such amendment, waiver or modification in a public announcement, and the Companies may, if determined by the Companies to be appropriate, extend the Solicitation for a period deemed by the Companies to be adequate to permit Holders to deliver or revoke their Consents.

      Without limiting the manner in which the Companies may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Companies shall have no obligation to publish,

12

advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Revocation of Consents

      Consents may be revoked by Holders of a series of Securities at any time prior to the Execution Time for such series of Securities. Unless properly revoked, a Consent by a Holder of Securities of any series shall bind the Holder of such series of Securities and every subsequent Holder of such series of Securities or portion of such Securities that evidences the same debt as the consenting Holder’s Securities, even if a notation of the Consent is not made on any such Securities.

      Any Holder of Securities of any series as to which a Consent has been given may revoke such Consent as to such Securities or any portion of such Securities (in integral multiples of $1,000) by delivering a written notice of revocation or a changed Consent Letter bearing a date later than the date of the prior Consent Letter to the Tabulation Agent at any time prior to the Execution Time with respect to such series of Securities. Any notice of revocation received after the Execution Time with respect to any such series of Securities will not be effective.

      To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the series of Securities to which it relates, must be received by the Tabulation Agent before the Execution Time for the relevant series of Securities and must be signed in the same manner as the original Consent Letter. All revocations of Consents should be addressed to the Tabulation Agent at the address set forth on the back cover of this Consent Solicitation Statement.

      The Companies reserve the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Companies in their sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the relevant Trustee concerning proof of execution and ownership. None of the Companies, any of its affiliates, the Solicitation Agent, the Tabulation Agent, the Information Agent, the Trustees or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

SOLICITATION AGENT, TABULATION AGENT AND INFORMATION AGENT

      The Companies have retained Citigroup Global Markets Limited to serve as its Solicitation Agent and Global Bondholder Services Corporation to serve as its Tabulation Agent and to serve as its Information Agent in connection with the Solicitation. The Solicitation Agent has not been retained to render an opinion as to the fairness of the Solicitation. The Companies have agreed to reimburse the Solicitation Agent for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify the Solicitation Agent against certain liabilities and expenses. At any time, the Solicitation Agent may trade the Securities for its own account or for the accounts of its customers and, accordingly, may have a long or short position in the Securities. The Solicitation Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Companies. The Solicitation Agent, the Tabulation Agent and the Information Agent each will receive a fee from the Companies for serving in such capacities.

      THE COMPANIES HAVE NOT AUTHORIZED ANY PERSON (INCLUDING THE SOLICITATION AGENT, THE TABULATION AGENT AND THE INFORMATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS SOLICITATION OF CONSENTS OTHER THAN AS SET FORTH HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANIES, THE SOLICITATION AGENT, THE TABULATION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON.

      Requests for assistance in filling out and delivering Consent Letters or for additional copies of this Consent Solicitation Statement or the Consent Letters may be directed to the Information Agent at its address or telephone number set forth on the back cover of this Consent Solicitation Statement.

13

FEES AND EXPENSES

      The Companies will bear the costs of the Solicitation, including the fees and expenses of the Solicitation. Agent, the Tabulation Agent and the Information Agent. The Companies will pay the Trustees under the Indentures ‘reasonable compensation for its services’ in connection with the Solicitation, plus reimbursement for expenses.

MISCELLANEOUS

      The Solicitation is not being made to, and Consent Letters will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Companies may in its discretion take such action as it may deem necessary to lawfully make the Solicitation in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Companies by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

CERTAIN TAX CONSEQUENCES

Certain U.S. Federal Income Tax Considerations

      TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CONSENT SOLICITATION STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

      The following is a discussion of certain U.S. federal income tax consequences of the adoption of the Proposed Amendments, the receipt of the Consent Payment, and the Statoil Transaction becoming effective. This discussion is for general information only and does not address any U.S. state, local, estate, gift or non-U.S. tax consequences. This discussion applies only to U.S. holders (defined below) who hold Securities as capital assets for U.S. federal income tax purposes, does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular Holders in light of their individual circumstances and does not address special classes of holders, such as U.S. expatriates, banks and other financial institutions, insurance companies, tax-exempt entities, broker-dealers in securities or currencies, traders in securities that mark to market, real estate investment trusts, regulated investment companies, persons holding Securities as part of a hedge, straddle, or integrated or conversion transaction, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or persons subject to the alternative minimum tax.

      This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The Companies have not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and positions taken in this summary. Therefore, there is no assurance that the IRS would not assert a position contrary to the positions stated below, or that a court would not agree with any such assertion.

      Holders of Securities should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of the Proposed Amendments becoming effective, the receipt of the Consent Payment, and the Statoil Transaction becoming effective.

14

      As used herein, a “U.S. Holder” is a beneficial owner of Securities that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has made a valid election under applicable Treasury regulations to be treated as a U.S. person.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Securities, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Securities is urged to consult its own tax advisor regarding the specific tax consequences applicable to it.

Holders of Norsk Hydro Securities

      Generally, the modification of a debt instrument will be treated as a “deemed exchange” of an “old” debt instrument for a “new” debt instrument for U.S. federal income tax purposes if such modification is “significant” within the meaning of the Treasury regulations promulgated under Section 1001 of the Code (the “Regulations”). Under the Regulations, the modification of a debt instrument is “significant” if, based on all the facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” In addition, a change in the yield of certain debt instruments that exceeds certain thresholds is a significant modification and a change in the obligor of a recourse debt instrument such as the Securities is, subject to certain exceptions, a significant modification.

      The assumption of the Norsk Hydro Securities by Statoil will result in a change in the obligor of the Securities, and the Companies believe that such change in obligor should constitute a significant modification. Whether the adoption of the Proposed Amendments and the payment of the Consent Payment will constitute a significant modification, however, is not clear. The receipt of the Consent Payment by a consenting U.S. Holder of Norsk Hydro Securities will cause a change in the yield of such Securities held by such U.S. Holder and, if such change in yield exceeds the threshold amount provided in the Regulations, would constitute a significant modification. The determination as to whether the receipt of the Consent Payment will trigger a deemed exchange of any series of Norsk Hydro Securities must be made with respect to each such series of Norsk Hydro Securities. Although the matter is not free from doubt, Norsk Hydro believes that the receipt of the Consent Payment by consenting U.S. Holders will not trigger a deemed exchange of such Norsk Hydro Securities held by such U.S. Holder. However, it is unclear whether, under the Regulations, the adoption of the Proposed Amendments would constitute a significant modification of the Norsk Hydro Securities at the time of such adoption. If the Consent Payment and/or the adoption of the Proposed Amendments did result in a deemed exchange, and the transactions contemplated by the Merger Plan are completed, it is not clear whether such exchange would be treated as a separate exchange occurring at the time such modifications became effective or whether, instead, such modifications would be stepped together with the assumption of the Norsk Hydro Securities by Statoil upon the Statoil Transaction becoming effective and treated as a single exchange upon the Statoil Transaction becoming effective.

      U.S. Holders of each series of Norsk Hydro Securities are strongly urged to consult their own tax advisors regarding whether any of the adoption of the Proposed Amendments, the payment of the Consent Payment or the Statoil Transactions becoming effective constitutes a significant modification of such Norsk Hydro Securities, the effective date of any deemed exchange of any series of Norsk Hydro Securities, and the U.S. federal income tax consequences resulting from any such deemed exchange.

      If neither the adoption of the Proposed Amendments nor the payment of the Consent Payment constitutes a significant modification of Norsk Hydro Securities, there would not be a deemed exchange of a U.S. Holder’s “old” Norsk Hydro Securities for “new” Norsk Hydro Securities, and therefore a U.S. Holder would not recognize gain or loss as a result of such modifications (although any Consent Payment received by such U.S. Holder would be included in income, as discussed below under “ — Receipt of Consent Payment”).

15

      If the adoption of the Proposed Amendments or the payment of the Consent Payment constitutes a significant modification of any series of Norsk Hydro Securities under the Regulations, the modification would result in a deemed exchange for U.S. federal income tax purposes. However, a deemed exchange resulting from the adoption of the Proposed Amendments or the payment of the Consent Payment should constitute a tax-free recapitalization with respect to a series of Norsk Hydro Securities, provided that both the “old” Norsk Hydro Securities and the “new” Norsk Hydro Securities of such series are treated as “securities” for U.S. federal income tax purposes. Although the matter is not free from doubt, Norsk Hydro believes that such a deemed exchange would constitute a tax-free recapitalization with respect to any series of Norsk Hydro Securities. Any deemed exchange resulting from the assumption of the Norsk Hydro Securities by Statoil upon the completion of the Statoil Transaction will not constitute a tax-free recapitalization.

      Upon a deemed exchange of any series of “old” Norsk Hydro Securities (either (i) for “new” Norsk Hydro Securities if such deemed exchange does not constitute a tax-free recapitalization or (ii) upon the completion of the Statoil Transaction, for new securities deemed issued by Statoil (“Statoil Securities”)) resulting from a significant modification of any series of Norsk Hydro Securities, a U.S. Holder will recognize gain or capital loss in an amount equal to the difference between (i) the “issue price” of the “new” Norsk Hydro Securities or the Statoil Securities, as applicable, received by such U.S. Holder, plus any Consent Payment received (if the Consent Payment is properly treated as received in connection with the deemed exchange, as discussed below under “ — Receipt of Consent Payment”) and (ii) the U.S. Holder’s adjusted tax basis in the Norsk Hydro Securities immediately prior to the deemed exchange. Any such gain will generally be treated as capital gain, except to the extent of any accrued market discount not previously included in the U.S. Holder’s income. A U.S. Holder may not be able to deduct any capital loss.

      If a U.S. Holder’s Norsk Hydro Securities are deemed to be exchanged for “new” Norsk Hydro Securities or Statoil Securities (whether or not the deemed exchange constitutes a tax-free recapitalization) and the “issue price” of the “new” Norsk Hydro Securities or Statoil Securities, as applicable, is determined to be less than the “stated redemption price at maturity” of the “new” Norsk Hydro Securities or Statoil Securities, as applicable, by more than a de minimis amount, then the “new” Norsk Hydro Securities or Statoil Securities, as applicable, would be treated as having been issued with original issue discount (“OID”) for U.S. federal income tax purposes.

      If a series of Norsk Hydro Securities or the series of “new” Norsk Hydro Securities or Statoil Securities, as applicable, deemed exchanged for such series of Norsk Hydro Securities is properly treated as “publicly traded” within the meaning of the applicable Treasury regulations, then the “issue price” of such series of “new” Norsk Hydro Securities or Statoil Securities, as applicable, would be the fair market value, as determined as of the deemed exchange date, of the series of “new” Norsk Hydro Securities or Statoil Securities, as applicable, if such series is publicly traded, and would be the fair market value, as determined as of the deemed exchange date, of the series of “old” Norsk Hydro Securities if such series is publicly traded but the applicable “new” series of Norsk Hydro Securities or Statoil Securities, as applicable, is not publicly traded. If, with respect to a series of Norsk Hydro Securities, neither such series nor the series of “new” Norsk Hydro Securities or Statoil Securities, as applicable, deemed exchanged for such series is publicly traded, then the issue price of such series of “new” Norsk Hydro Securities or Statoil Securities, as applicable, would be the stated redemption price at maturity of such series.

      U.S. Holders are strongly urged to consult their tax advisors regarding the U.S. federal income tax treatment of, including the application of the OID rules to, the Norsk Hydro Securities or Statoil Securities resulting from the adoption of the Proposed Amendments, the receipt of the Consent Payment, and the Statoil Transaction becoming effective in light of their particular circumstances.

Holders of Norsk Hydro Produksjon Securities

      Except as discussed below, the U.S. federal income tax consequences to U.S. Holders of Norsk Hydro Produksjon Securities of the adoption of the Proposed Amendments, the receipt of the Consent Payment and the Statoil Transaction becoming effective will generally be the same as the U.S. federal income tax consequences to Holders of Norsk Hydro Securities, as discussed above under “ — Holders of Norsk Hydro Securities.” Under

16

the Regulations, provided that, pursuant to the transactions contemplated by the Merger Plan, Statoil acquires substantially all of the assets of Norsk Hydro Produksjon and certain other conditions are met, then neither the adoption of the Proposed Amendments nor the assumption of the Norsk Hydro Produksjon Securities by Statoil upon the Statoil Transaction becoming effective would constitute a significant modification of the Norsk Hydro Produksjon Securities. However, it is not clear whether this exception to deemed exchange treatment will apply.

Receipt of Consent Payment

      The U.S. federal income tax consequences of the receipt of the Consent Payment are unclear. The Consent Payment may be treated as a separate fee for consenting to the Proposed Amendments, in which case a U.S. Holder would recognize ordinary income in an amount equal to the amount of the Consent Payment received by such U.S. Holder.

      If there were to be a deemed exchange of any series of Securities, it is possible the Consent Payment may be treated as received in connection with the deemed exchange, and not as separate consideration. In such event, if the deemed exchange constitutes a tax-free recapitalization, a U.S. Holder would generally recognize gain, but not loss, equal to the lesser of (i) the excess of (a) the sum of the issue price of the “new” Securities (as discussed above) and the Consent Payment received over (b) the U.S. Holder’s adjusted tax basis in the Securities immediately prior to the deemed exchange and (ii) the amount of the Consent Payment received. If the Consent Payment is treated as received in connection with a deemed exchange and the deemed exchange is not a tax-free recapitalization, the Consent Payment would be included in computing the amount of gain (or loss).

      U.S. Holders are strongly urged to consult their tax advisors regarding the U.S. federal income tax consequences of the receipt of the Consent Payment in their particular circumstances.

Information Reporting and Backup Withholding Tax

      Information returns may be filed with the IRS in connection with the payment of the Consent Payment to U.S. Holders. A U.S. Holder generally will be subject to U.S. backup withholding on such Consent Payment if the U.S. Holder fails to provide a correct taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld as backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

      THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. HOLDERS OF SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE ADOPTION OF THE PROPOSED AMENDMENTS, THE RECEIPT OF THE CONSENT PAYMENT, AND THE STATOIL TRANSACTION BECOMING EFFECTIVE.

Norwegian Withholding Taxes

      The Companies do not intend to withhold any Norwegian taxes with respect to the payment of the Consent Payment.

Non-U.S. Holders

      Beneficial owners of Securities who are not “U.S. Holders” are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax exemption and refund procedures.

17

      You may request assistance concerning the Solicitation by contacting the Solicitation Agent at the address or telephone number set forth below. You may request assistance in completing and delivering the Consent Letters or for additional copies of this Consent Solicitation Statement, the Consent Letters or other related documents by contacting the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

The Solicitation Agent for the Solicitation is:

Citigroup Global Markets Limited

Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom

Attention: Liability Management Group

Telephone: +44 20 7986 8969
Telephone (toll free): +1 800 558 3745
Telephone (collect): +1 212 723 6106

The Tabulation Agent for the Solicitation is:

Global Bondholder Services Corporation

65 Broadway, Suite 723, New York, New York 10006

Facsimile (for eligible institutions only): +1 212 430 3775

Telephone (to confirm receipt of facsimile): +1 212 430 3774

The Information Agent for the Solicitation is:

Global Bondholder Services Corporation

65 Broadway, Suite 723, New York, New York 10006

Attention: Corporate Actions

Telephone (banks and brokers): +1 212 430 3774
Telephone (toll free): +1 866 387 1500

EXHIBIT A

EXHIBIT A1

NORSK HYDRO ASA

FORM OF SUPPLEMENTAL INDENTURE

      THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made as of [               ], 2007, between Norsk Hydro ASA, a public limited company incorporated under the laws of Norway (the “Company”), and The Bank of New York, as trustee (the “Trustee”). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

RECITALS OF THE COMPANY

      The Company and the Trustee have heretofore executed an indenture dated as of April 15, 1992 as amended by the First Supplemental Indenture dated as of April 15, 1993 and the Second Supplemental Indenture dated as of January 15, 2004), (the “Indenture”), pursuant to which the Company has heretofore issued its [ ]% [Notes] [Debentures] due [          ], in the principal amount of $[          ] (the “Securities”). The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

      Section 902 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture with the consent of the Holders of a majority in principal amount of the then outstanding Securities of each affected series (the “Requisite Consents”).

      All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

      NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

ARTICLE I

Amendments

      Statoil Transaction. The following new Section 803 is added to Article Eight of the Indenture:

      SECTION 803.     Statoil Transaction. The transfer of Norsk Hydro ASA’s oil, gas and wind energy businesses and certain other assets pursuant to the Statoil Transaction will be deemed to be a conveyance of properties and assets substantially as an entirety as those terms are used in Section 801 and, upon the Statoil Transaction becoming effective and Statoil complying with the requirements of this Article Eight, Statoil will be the successor substituted pursuant to Section 802.

      Certain Definitions. The following defined terms are added to Section 101 (Definitions) of the Indenture:

      “Statoil” means Statoil ASA, or any successor entity thereto.

      “Statoil Transaction” means Norsk Hydro ASA’s and Statoil’s proposed plan of merger, substantially as contemplated and described in the Merger Plan appended to Statoil’s Registration Statement on Form F-4 filed with the Commission on                , 2007 at the time such Registration Statement was declared effective.

ARTICLE II

Effective Time

      SECTION 2.01     Effective Time of Amendments to Indenture.

      The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon the execution of this Supplemental Indenture by the Company and the Trustee following the later of (i) receipt of the Requisite Consents and (ii) the date of the general shareholders meeting of the Company approving the Statoil Transaction.

A1-1

ARTICLE III

Miscellaneous

      SECTION 3.01     Execution as Supplemental Indenture.

      This Supplemental Indenture is executed and, once executed, immediately effective, and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

      Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

      SECTION 3.02     Responsibility for Recitals.

      The recitals herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for the correctness thereof or for the validity or sufficiency of this Supplemental Indenture.

      SECTION 3.03     Successors and Assigns.

      All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

      SECTION 3.04     Governing Law.

      This Supplemental Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

      SECTION 3.05     Conflicts.

      In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

      SECTION 3.06     Counterparts.

      This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[signature page follows]

A1-2

      IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed.

NORSK HYDRO ASA

By:

Name:
Title:

THE BANK OF NEW YORK
as Trustee

By:

Name:
Title:

Dated as of [          ].

A1-3

EXHIBIT A2

NORSK HYDRO PRODUKSJON AS

FORM OF SUPPLEMENTAL INDENTURE

      THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made as of [          ], 2007, among Norsk Hydro Produksjon AS, a corporation duly organized and existing under the laws of Norway (as successor to Saga Petroleum ASA) (the “Company”), and Citibank, N.A. and The Bank of New York, as trustees (the “Trustees”). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

RECITALS OF THE COMPANY

      The Company and the Trustees are parties to an indenture, dated as of July 8, 1994 (as amended by Supplemental Indenture No. 1 dated as of September 23, 1997, Supplemental Indenture No. 2 dated as of May 19, 2000, and Supplemental Indenture No. 3 dated as of February 15, 2007, the “Indenture”), pursuant to which [               ]% Debentures due [               ], in the principal amount of $[               ], were issued (the “Securities”). The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

      Section 8.2 of the Indenture provides that the Company and the Trustees may amend or supplement the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the then outstanding Securities of each affected series (the “Requisite Consents”).

      All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustees, in accordance with its terms, have been done.

      NOW, THEREFORE, the Company hereby covenants and agrees with the Trustees as follows:

ARTICLE I

Amendments

      Statoil Transaction. The following new Section 7.3 would be added to Article VII of the Indenture:

      SECTION 7.3.     Statoil Transaction. The transfer of Norsk Hydro Produksjon’s oil, gas and wind energy businesses pursuant to the Statoil Transaction will be deemed to be a conveyance of properties and assets substantially as an entirety as those terms are used in Section 7.1 and, upon the Statoil Transaction becoming effective and Statoil complying with the requirements of this Article VII, Statoil will be the successor substituted pursuant to Section 7.2.

      Certain Definitions     The following defined terms would be added to Section 1.1 (Definitions) of the Indenture:

      “Statoil” means Statoil ASA, or any successor entity thereto.

      “Statoil Transaction” means Norsk Hydro ASA’s and Statoil’s proposed plan of merger, substantially as contemplated and described in the Merger Plan appended to Statoil’s Registration Statement on Form F-4 filed with the Commission on                , 2007 at the time such Registration Statement was declared effective.

ARTICLE II

Effective Time

      SECTION 2.01     Effective Time of Amendments to Indenture.

      The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon the execution of this Supplemental Indenture by the Company and the Trustees following the later

A2-1

of (i) receipt of the Requisite Consents and (ii) the date of the general shareholders meeting of Norsk Hydro ASA approving the Statoil Transaction.

ARTICLE III

Miscellaneous

      SECTION 3.01     Execution as Supplemental Indenture.

      This Supplemental Indenture is executed and, once executed, immediately effective, and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

      Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

      SECTION 3.02     Responsibility for Recitals.

      The recitals herein shall be taken as statements of the Company, and the Trustees assume no responsibility for the correctness thereof or for the validity or sufficiency of this Supplemental Indenture.

      SECTION 3.03     Successors and Assigns.

      All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

      SECTION 3.04     Governing Law.

      This Supplemental Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

      SECTION 3.05     Conflicts.

      In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

      SECTION 3.06     Counterparts.

      This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[signature page follows]

A2-2

      IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed.

NORSK HYDRO PRODUKSJON AS

By:

Name:
Title:

CITIBANK, N.A.
as Trustee

By:

Name:
Title:

THE BANK OF NEW YORK
as Trustee

By:

Name:
Title:

Dated as of [          ].

A2-3

PART II

INFORMATION NOT REQUIRED IN CIRCULAR/ PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Neither Norwegian law nor Statoil’s articles of association or other constitutive documents contain any provision concerning indemnification by Statoil of members of Statoil’s board of directors or its officers. Statoil’s directors and officers are insured in connection with certain liabilities incurred in their respective capacities as directors or officers of Statoil.

ITEM 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

2.1		Merger Plan (included as Appendix A to the circular/prospectus contained in this Registration Statement
3.1		Articles of Association of Statoil ASA, as amended (English translation) (incorporated by reference to Exhibit 1 to Statoil’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006) (File No. 1-15200)
4.1		Indenture, dated April 15, 1992 (“Norsk Hydro Indenture”), between Norsk Hydro a.s., as issuer, and The Chase Manhattan Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Norsk Hydro’s Form F-3 filed with the Security and Exchange Commission on April 3, 1992) (File No. 33-47023)
4.2**		The First Supplemental Indenture to the Norsk Hydro Indenture, dated as of April 15, 1993
4.3**		The Second Supplemental Indenture to the Norsk Hydro Indenture, dated as of January 15, 2004
4.4		The proposed Third Supplemental Indenture to the Norsk Hydro Indenture (included as Exhibit A1 to the consent solicitation statement and prospectus contained in this Registration Statement)
4.5		Indenture, dated July 8, 1994, between Saga Petroleum a.s. (“Saga Indenture”), as issuer, and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Saga Petroleum’s Form F-1 filed with the Securities and Exchange Commission on June 22, 1994) (File No. 33-80554)
4.6**		Supplemental Indenture No. 1 to the Saga Indenture, dated as of September 23, 1997
4.7**		Supplemental Indenture No. 2 to the Saga Indenture, dated as of May 19, 2000
4.8**		Supplemental Indenture No. 3 to the Saga Indenture, dated as of February 15, 2007
4.9		The proposed Supplemental Indenture No. 4 to the Saga Indenture (included as Exhibit A2 to the consent solicitation statement and prospectus contained in this Registration Statement)
4.10*	*	Integration Agreement between Norsk Hydro ASA and Statoil ASA, dated as of December 18, 2006
4.11*	*	Addendum to the Integration Agreement between Norsk Hydro ASA and Statoil ASA, dated as of January 30, 2007
5.1		Opinion of Thommessen Krefting Greve Lund AS with respect to the validity of ordinary shares being registered
8.1*		Opinion of Sullivan & Cromwell LLP with respect to the material U.S. tax consequences of the transaction
8.2		Opinion of Thommessen Krefting Greve Lund AS with respect to the material Norwegian tax consequences of the transaction
8.3*		Opinion of Latham & Watkins with respect to the material U.S. tax consequences to holders of the bonds being registered of the transactions described in the consent solicitation statement and prospectus contained in this Registration Statement
12.1**		Statement re computation of ratio of earnings to fixed charges
21.1		Subsidiaries of Statoil (incorporated by reference to Exhibit 8 to Statoil’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006)
23.1		Consent of Thommessen Krefting Greve Lund AS (included in Exhibits 5.1 and 8.2)
23.2*		Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)
23.3*		Consent of Latham & Watkins (included in Exhibit 8.3)
23.4		Consent of Ernst & Young AS relating to the financial statements of Statoil
23.5		Consent of Deloitte Statsautoriserte Revisorer AS relating to the financial statements of Hydro Petroleum

23.6	Consent of DeGolyer and MacNaughton
23.7	Consent of Goldman Sachs International
23.8	Consent of Morgan Stanley & Co. Limited
23.9	Consent of Mr. Eivind Reiten
23.10	Consent of Mr. Kjell Bjørndalen
23.11	Consent of Mr. Roy Franklin
23.12	Consent of Ms. Elisabeth Grieg
23.13	Consent of Mr. Kurt Anker Nielsen
24.1	Powers of Attorney (included on signature pages)
24.2	Statoil powers of attorney (included on signature page)
99.1	Opinion of Financial Advisors to Statoil (included as Appendix B to the circular/prospectus contained in this Registration Statement)
99.2	Opinion of Financial Advisors to Norsk Hydro (included as Appendix C to the circular/prospectus contained in this Registration Statement)
*	To be filed by Amendment
**	Previously filed

ITEM 22.	Undertakings

(a)	The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(b)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 per cent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)	To include any financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement No. 333-141445 to be signed on its behalf by the undersigned, thereunto duly authorized, in Stavanger, Norway on this 8th day of May, 2007.

STATOIL ASA

By:	/s/ ELDAR SÆTRE

Name: Eldar Sætre
Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement No. 333-141445 has been signed by the following persons in the capacities indicated on May 8, 2007:

Name	Title

* Jannik Lindbæk	Chairman

* Helge Lund	Chief Executive Officer

/s/ ELDAR SÆTRE Eldar Sætre	Chief Financial Officer

* Kaci Kullmann Five	(Non-Executive Director)

* Marit Arnstad	(Non-Executive Director)

* Finn A. Hvistendahl	(Non-Executive Director)

* Grace Reksten Skaugen	(Non-Executive Director)

* Ingrid Wiik	(Non-Executive Director)

* Knut Å m	(Non-Executive Director)

* Lill-Heidi Bakkerud	(Non-Executive Director)

* Claus Clausen	(Non-Executive Director)

Name		Title

* Morten Svaan		(Non-Executive Director)

* Donald J. Puglisi		Authorized Representative in the United States

*By:	/s/ ELDAR SAETRE Eldar Saetre Attorney-in-Fact